TXSE TEXAS STOCK EXCHANGE

1-214-814-1196
4550 Travis Street, Suite 650, Dallas, TX 75205

May 28, 2026

VIA ELECTRONIC DELIVERY

U.S. Securities and Exchange Commission
Division of Trading and Markets
Officer of Market Supervision

RE: Texas Stock Exchange LLC – Form 1 Amendment
May 2026, Amendment #1

Dear Ms. Countryman:

On behalf of Texas Stock Exchange LLC ("TXSE"), and in connection with the TXSE Form 1 that is on file with the U.S. Securities and Exchange Commission, enclosed please find the Execution page to Form 1 and well as the following exhibits:

- Exhibit A
- Exhibit A-1.a – Texas Stock Exchange LLC – Delaware Certificate of Conversion
- Exhibit A-1.b – Texas Stock Exchange LLC – TX Certificates of Conversion and Formation
- Exhibit A-5 – Third Amended and Restated Limited Liability Company Agreement
- Exhibit A-6 – Company Agreement of the Texas Stock Exchange LLC (as a Texas LLC)
- Exhibit C
- Exhibit C-1.viii– TXSE Group Inc. – Delaware Certificate of Conversion
- Exhibit C-1.ix – TXSE Group Inc. – TX Certificates of Conversion and Formation
- Exhibit C-2.b – TXSE Group Inc. – Bylaws (as a Texas corporation)
- Exhibit C-3.v – Eighth Amended and Restated Stockholders' Agreement for TXSE Group Inc.
- Exhibit C-4.a – TXSE Technologies LLC – Delaware Certificate of Conversion
- Exhibit C-4.b – TXSE Technologies LLC – TX Certificates of Conversion and Formation
- Exhibit C-5.b – Company Agreement of TXSE Technologies LLC (as a Texas LLC)
- Exhibit C-6.a – Texas Market Center LLC – Delaware Certificate of Conversion
- Exhibit C-6.b - Texas Market Center LLC - TX Certificates of Conversion and Formation
- Exhibit C-7.a – Company Agreement of Texas Market Center LLC (as a Texas LLC)
- Exhibit C-8.a – TXSE Execution Services LLC - Delaware Certificate of Conversion
- Exhibit C-8.b - TXSE Execution Services LLC - TX Certificates of Conversion and Formation
- Exhibit C-9.b - Company Agreement of TXSE Execution Services LLC (as a Texas LLC)
- Exhibit C-10.a – Texas Business Museum LLC - Delaware Certificate of Conversion
- Exhibit C-10.b - Texas Business Museum LLC- TX Certificates of Conversion and Formation
- Exhibit C-11.a - Company Agreement of Texas Business Museum LLC (as a Texas LLC)
- Exhibit C-12.a – Texas Securities Exchange LLC - Delaware Certificate of Conversion
- Exhibit C-12.b - Texas Securities Exchange LLC - TX Certificates of Conversion and Formation
- Exhibit C-13.a - Company Agreement of Texas Securities Exchange LLC (as a Texas LLC)
- Exhibit F
- F-2a – TXSE Stockyard Admin Application
- Exhibit J

This amendment is filed in accordance with SEC Rule 6a-2 and in intended to replace and supplement, as applicable, Exhibits A, C, F, and J as listed above. The Exchange notes the removal of Exhibit F-6, the TXSE Direct Debit Opt-In Form. Under TXSE Rule 15.003, each Member is required to provide one or more clearing account numbers for

1-214-814-1196
4550 Travis Street, Suite 650, Dallas, TX 75205

purposes of permitting the Exchange to direct debit any fees owed, so the form is redundant. Moreover, the Exchange notes that its connectivity and market data related forms will now be maintained on its website at www.txse.com. Although initially submitted as part of the Form 1 application process, the Exchange does not believe that these forms are responsive to the Exhibit F requirement to update forms pertaining to membership, participation or subscription to the Exchange.

Should you have any questions regarding TXSE's application, please contact me at jeff.brown@txse.com.

Regards,

Jeff Brown (May 28, 2026 18:51:06 EDT)

Jeff Brown
Chief Legal Officer and General Counsel
Texas Stock Exchange LLC

cc: Kathleen Gray Gross, Senior Special Counsel, Division of Trading and Markets, SEC
James Lee, Chairman, Founder and Chief Executive Officer, Texas Stock Exchange, LLC
Cameron Smith, President, Global Head of Trading, Texas Stock Exchange LLC
tm-marketsupervision@sec.gov

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 05/28/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Texas Stock Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   4550 Travis Street, Suite 650, Dallas, TX 75205
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   214-814-1196
   (Telephone) (Facsimile)

26000235

5. Provide the name, title, and telephone number of a contact employee:
   James H. Lee — Chief Executive Officer — 214-838-1980
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Jeff Brown
   4550 Travis Street, Suite 650
   Dallas, TX 75205
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 06/07/24 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 05/28/26 (MM/DD/YY) — Texas Stock Exchange LLC (Name of applicant)

By: [signature] (Signature) — James H. Lee, Chief Executive Officer (Printed Name and Title)

Subscribed and sworn before me this 28 day of MAY (Month), 2026 (Year) by [signature] (Notary Public)

My Commission expires 12/19/2029 County of DALLAS State of TEXAS

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Melissa Marie Leaman
My Commission Expires
12/19/2029
Notary ID 135539418

TEXAS STOCK EXCHANGE

Exhibit A

May 2026

EXHIBIT A

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Texas Stock Exchange LLC is applying to register as a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The following materials are submitted in response to this Exhibit A:

Exhibit A-1: Certificate of Formation of Texas Stock Exchange LLC, dated June 7, 2024

Exhibit A-1.a: Delaware Certificate of Conversion of Texas Stock Exchange LLC, dated May 5, 2026

Exhibit A-1.b: TX Certificate of Conversion and Formation of Texas Stock Exchange LLC, dated May 5, 2026

Exhibit A-2: Limited Liability Company Agreement of Texas Stock Exchange LLC, dated June 8, 2024

Exhibit A-3: First Amended and Restated Limited Liability Company Agreement of Texas Stock Exchange LLC

Exhibit A-4: Second Amended and Restated Limited Liability Company Agreement of the Texas Stock Exchange LLC

Exhibit A-5: Third Amended and Restated Limited Liability Company Agreement of the Texas Stock Exchange LLC

Exhibit A-6: Company Agreement of the Texas Stock Exchange LLC (as a TX LLC)

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF "TEXAS STOCK EXCHANGE LLC", FILED IN THIS OFFICE ON THE FIFTH DAY OF MAY, A.D. 2026, AT 8:17 O`CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF CONVERSION IS THE SIXTH DAY OF MAY, A.D. 2026 AT 11:59 O'CLOCK P.M.

Charuni Patibanda-Sanchez, Secretary of State

3342971 8100
SR# 20262251669

Authentication: 203835547
Date: 05-05-26

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A DELAWARE LIMITED LIABILITY COMPANY
TO A NON-DELAWARE ENTITY
PURSUANT TO SECTION 18-216 OF
THE DELAWARE LIMITED LIABILITY COMPANY ACT

1. The name of the Delaware limited liability company is "**Texas Stock Exchange LLC**".

2. The date of filing of the limited liability company's original Certificate of Formation with the Delaware Secretary of State was June 7, 2024.

3. The jurisdiction to which the limited liability company shall convert is Texas and the name under which the entity shall be known is "Texas Stock Exchange LLC".

4. The conversion has been approved in accordance with Section 18-216 of the Delaware Limited Liability Company Act.

5. The limited liability company agrees that it may be served with process in the State of Delaware in any action, suit or proceeding for enforcement of any obligation of the limited liability company arising while it was a limited liability company of the State of Delaware, as well as for enforcement of any obligation of such other entity arising from the conversion, and irrevocably appoints the Delaware Secretary of State as its agent to accept service of process in any such action, suit or proceeding.

6. The address to which a copy of the process shall be mailed by the Delaware Secretary of State is 4550 Travis Street, Suite 650, Dallas, Texas 75205.

7. This Certificate becomes effective at a later date, which is not more than one hundred and eighty days after the date of its filing. The delayed effective date is 11:59 p.m. Eastern Time on May 6, 2026.

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:17 AM 05/05/2026
FILED 08:17 AM 05/05/2026
SR 20262251669 - File Number 3342971

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 4th day of May, A.D. 2026.

By: Signed by: James H. Lee
607BDE3212B3487...

James H. Lee,
Chief Executive Officer

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

May 05, 2026

Capitol Services, Inc.
PO Box 1831
Austin, TX 78767 USA

RE: Texas Stock Exchange LLC
File Number: 806584130

It has been our pleasure to approve and place on record the filing instrument effecting a conversion. The appropriate evidence is attached for your files. Payment of the filing fee is acknowledged by this letter.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF CONVERSION

The undersigned, as Secretary of State of Texas, hereby certifies that a filing instrument for

Texas Stock Exchange LLC
File Number: 805580255

Converting it to

Texas Stock Exchange LLC
File Number: 806584130

has been received in this office and has been found to conform to law. ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing the acceptance and filing of the conversion on the date shown below.

Dated: 05/05/2026

Effective: 05/06/2026 10:59 pm

Jane Nelson
Secretary of State

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Texas Stock Exchange LLC
File Number: 806584130

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 05/05/2026

Effective: 05/06/2026 10:59 pm

Jane Nelson
Secretary of State

Form 647
(Revised 12/23)

Return in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512-463-5555
FAX: 512-463-5709

Filing Fee: See instructions

Certificate of Conversion of a Foreign Entity Converting to a Texas Filing Entity

This space reserved for office use.

FILED
In the Office of the
Secretary of State of Texas
MAY 05 2026
Corporations Section

Converting Entity Information

The name of the converting entity is: Texas Stock Exchange LLC

The jurisdiction of formation of the converting entity is: Delaware

The converting entity is a: (Select the appropriate entity type from the list shown below.)

- ☐ For-Profit Corporation
- ☐ Nonprofit Corporation
- ☐ Professional Corporation
- ☐ Professional Association
- ☐ Other: ______________ *Specify type of entity.*
- ☑ Limited Liability Company
- ☐ Professional Limited Liability Company
- ☐ Limited Partnership
- ☐ Cooperative Association
- ☐ General Partnership

The date of formation of the converting entity is: June 7, 2024

The file number, if any, issued to the converting entity is: 805580255

Converted Entity Information

The foreign entity named above is converting to a filing entity formed under the Texas Business Organizations Code. The name of the converted entity is:

Texas Stock Exchange LLC

(Name of entity after the conversion must include an organizational identifier for the entity type selected below.)

The converted entity will be formed under the laws of Texas.

The converted entity is a: (Select the appropriate entity type from the list shown below.)

- ☐ For-Profit Corporation
- ☐ Nonprofit Corporation
- ☐ Professional Corporation
- ☐ Professional Association
- ☑ Limited Liability Company
- ☐ Professional Limited Liability Company
- ☐ Limited Partnership
- ☐ Cooperative Association

Plan of Conversion *or* Alternative Statements

☐ The plan of conversion is attached.

If the plan of conversion is not attached, the following statements __must__ be completed.

☑ In lieu of attaching the plan of conversion, the converting entity certifies to the following statements by providing an address in Items 1 and 2.

1. A signed plan of conversion is on file at the principal place of business of the converting entity. The address of the principal place of business of the converting entity is:

4550 Travis Street, Suite 650	Dallas	TX	USA	75205
Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*

2. A signed plan of conversion will be on file after the conversion at the principal place of business of the converted entity. The address of the principal place of business of the converted entity is:

4550 Travis Street, Suite 650	Dallas	TX	USA	75205
Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*

A copy of the plan of conversion will be furnished on written request without cost by the converting entity before the conversion or by the converted entity after the conversion to any owner or member of the converting entity or converted entity.

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

Certificate of Formation for the Converted Entity

☑ The certificate of formation for the converted Texas filing entity is attached to this certificate of conversion as an attachment or exhibit to either (i) the plan of conversion or (ii) this certificate if the plan has not been attached to the certificate of conversion. The certificate of formation includes a statement that the converted entity is formed under a plan of conversion and the name, address, date of formation, prior form of organization, and jurisdiction of formation of the converting entity.

Approval of the Plan of Conversion

The plan of conversion has been approved as required by the laws of the jurisdiction of formation and the governing documents of the converting entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☐ This document becomes effective when the document is accepted and filed by the secretary of state.

B. ☑ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: 10:59 p.m. Central Time on May 6, 2026.

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: ______________________

The following event or fact will cause the document to take effect in the manner described below:

Tax Certification

☐ Attached hereto is a certificate from the Texas Comptroller of Public Accounts that certifies the converting entity is in good standing for purposes of conversion.

OR

☑ In lieu of providing the tax certificate, the converted entity is liable for the payment of any required franchise taxes.

Execution

The undersigned signs the document subject to the penalties imposed by law for submission of a materially false or fraudulent instrument. The undersigned certifies that the statements contained herein are true and correct, and that the person signing is authorized under the provisions of the Texas Business Organizations Code, or other law applicable to and governing the converting entity, to execute the filing instrument.

Date: May 4, 2026

By: Texas Stock Exchange LLC
Name of converting entity (see instructions)

Signed by:
James H. Lee
Signature and title of authorized person (see instructions)

James H. Lee
Printed or typed name of authorized person

Form 205 **(Revised 12/21)** Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 **Filing Fee: $300**	**Certificate of Formation** **Limited Liability Company**	This space reserved for office use. FILED In the Office of the Secretary of State of Texas MAY 05 2026 Corporations Section

Article 1 – Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

Texas Stock Exchange LLC

The name must contain the words "limited liability company," "limited company," or an abbreviation of one of these phrases.

Article 2 – Registered Agent and Registered Office

(See instructions. Select and complete either A or B and complete C.)

☑ A. The initial registered agent is an organization (cannot be entity named above) by the name of:

Capitol Corporate Services, Inc.

OR

☐ B. The initial registered agent is an individual resident of the state whose name is set forth below:

First Name	M.I.	Last Name	Suffix

C. The business address of the registered agent and the registered office address is:

Street Address	City	State	Zip Code
1501 S. MoPac Expy., Suite 220	Austin	TX	78746

Article 3—Governing Authority

(Select and complete either A or B and provide the name and address of each initial governing person.)

☑ A. The limited liability company initially has managers. The name and address of each initial manager are set forth below.

☐ B. The limited liability company does not initially have managers. The name and address of each initial member are set forth below.

INITIAL GOVERNING PERSON 1

NAME (Enter the name of either an individual or an organization, but not both.)

IF INDIVIDUAL

First Name	M.I.	Last Name	Suffix
James	H.	Lee	

OR

IF ORGANIZATION

Organization Name:

ADDRESS

Street or Mailing Address	City	State	Country	Zip Code
4550 Travis Street, Suite 650	Dallas	TX	USA	75205

INITIAL GOVERNING PERSON 2					
NAME (Enter the name of either an individual or an organization, but not both.)					
IF INDIVIDUAL					
First Name	*M.I.*	*Last Name*			*Suffix*
OR					
IF ORGANIZATION					
Organization Name					
ADDRESS					
Street or Mailing Address	*City*		*State*	*Country*	*Zip Code*

INITIAL GOVERNING PERSON 3					
NAME (Enter the name of either an individual or an organization, but not both.)					
IF INDIVIDUAL					
First Name	*M.I.*	*Last Name*			*Suffix*
OR					
IF ORGANIZATION					
Organization Name					
ADDRESS					
Street or Mailing Address	*City*		*State*	*Country*	*Zip Code*

Article 4 – Purpose

The purpose for which the company is formed is for the transaction of any and all lawful purposes for which a limited liability company may be organized under the Texas Business Organizations Code.

Initial Mailing Address

(Provide the mailing address to which state franchise tax correspondence should be sent.)

4550 Travis Street, Suite 650	Dallas	TX	75205	USA
Mailing Address	*City*	*State*	*Zip Code*	*Country*

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

The filing entity is being formed pursuant to a plan of conversion. The name of the converting entity was Texas Stock Exchange LLC. The address of the converting entity was 4550 Travis Street, Suite 650, Dallas, Texas 75205. The converting entity was formed as a Delaware limited liability company on June 7, 2024.

Organizer

The name and address of the organizer:

James H. Lee
Name

4550 Travis Street, Suite 650	**Dallas**	**TX**	**75205**
Street or Mailing Address	*City*	*State*	*Zip Code*

Effectiveness of Filing (Select either A, B, or C.)

A. ☐ This document becomes effective when the document is filed by the secretary of state.

B. ☑ This document becomes effective at a later date, or a later date and time, not more than 90 days from the date of signing. The later effective date, or date and time is: **10:59 p.m. Central Time on May 6, 2026.**

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: ____________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned also affirms that, to the best knowledge of the undersigned, the name provided as the name of the filing entity does not falsely imply an affiliation with a governmental entity. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: **May 4, 2026**

Signed by:
James H. Lee
Signature of organizer

James H. Lee
Printed or typed name of organizer

Form 401-A
(Revised 12/09)

Acceptance of Appointment and Consent to Serve as Registered Agent §5.201(b) Business Organizations Code

The following form may be used when the person designated as registered agent in a registered agent filing is an individual.

Acceptance of Appointment and Consent to Serve as Registered Agent

I acknowledge, accept and consent to my designation or appointment as registered agent in Texas for

Name of represented entity

I am a resident of the state and understand that it will be my responsibility to receive any process, notice, or demand that is served on me as the registered agent of the represented entity; to forward such to the represented entity; and to immediately notify the represented entity and submit a statement of resignation to the Secretary of State if I resign.

x:

Signature of registered agent *Printed name of registered agent* *Date (mm/dd/yyyy)*

The following form may be used when the person designated as registered agent in a registered agent filing is an organization.

Acceptance of Appointment and Consent to Serve as Registered Agent

I am authorized to act on behalf of Capitol Corporate Services, Inc.

Name of organization designated as registered agent

The organization is registered or otherwise authorized to do business in Texas. The organization acknowledges, accepts and consents to its appointment or designation as registered agent in Texas for:

Texas Stock Exchange LLC

Name of represented entity

The organization takes responsibility to receive any process, notice, or demand that is served on the organization as the registered agent of the represented entity; to forward such to the represented entity; and to immediately notify the represented entity and submit a statement of resignation to the Secretary of State if the organization resigns.

x: Geneva Harrison — Geneva Harrison, Asst. Sec. on behalf of Capitol Corporate Services, Inc. — 05/05/2026

Signature of person authorized to act on behalf of organization *Printed name of authorized person* *Date (mm/dd/yyyy)*

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

TEXAS STOCK EXCHANGE LLC

(a Delaware limited liability company)

This Third Amended and Restated Limited Liability Company Agreement (this "***Agreement***") of Texas Stock Exchange LLC, is made effective as of March 12, 2026, by TXSE Group Inc., a Delaware corporation, and amends and restates in its entirety the Third Amended and Restated Limited Liability Company Agreement of the Company dated as of January 15, 2026, which amended and restated in its entirety the First Amended and Restated Limited Liability Agreement of the Company dated as of September 30, 2025, which amended and restated in its entirety the Limited Liability Agreement of the Company dated as of June 8, 2024. This Agreement remains subject to the observer and consent rights provisions under Section 2 of the applicable Stockholders' Agreement of TXSE Group Inc. (the "***Stockholders' Agreement***"), as amended from time to time, by and among TXSE Group Inc. and its stockholders.

ARTICLE I

Definitions

When used in this Agreement, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Delaware Limited Liability Company Act, as amended from time to time.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "Board Observer" means the representative that certain investors in the LLC Member have the right to designate to attend all meetings of the Board and any committees thereof, in a nonvoting observer capacity, pursuant to, and subject to the limitations set forth in, Section 2 of the Stockholders' Agreement.

(e) "broker" shall have the same meaning as in Section 3(a)(4) of the Exchange Act.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means Texas Stock Exchange LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Exchange Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Formation and this Agreement.

(k) "Exchange" means the national securities exchange operated by the Company.

(l) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(m) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not an equity holder of the Company by reason of being an Exchange Member and is not an LLC Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Exchange Act.

(n) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(o) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; provided, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its equity holder.

(p) "Independent Member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent Member may but is not required to refer to an Independent Director who serves on a committee.

(q) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director) or employee of an entity that owns more than ten percent (10%) of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent (5%) of the gross revenues received by the consolidated entity; (iii) owns more than five percent (5%) of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent (10%) of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute twenty percent (20%) or more of the professional revenues received by the Director or twenty percent (20%) or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer or employee of a broker, dealer or corporation that owns fifty percent (50%) or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's or employee's professional capacity and constitute twenty percent (20%) or more of the professional revenues received by the Director or member or twenty percent (20%) or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(r) "Industry Member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent (10%) of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent (5%) of the gross revenues received by the consolidated entity; (iii) owns more than five percent (5%) of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent (10%) of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute twenty percent (20%) or more of the professional revenues received by the Director or twenty percent (20%) or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns fifty percent (50%) or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's or employee's professional capacity and constitute twenty percent (20%) or more of the professional revenues received by the Director or member or twenty percent (20%) or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(s) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(t) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall initially be TXSE Group Inc.

(u) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to this Agreement.

(v) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 3(g) of this Agreement, or elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to this Agreement and confirmed as the nominee of Exchange

Members after a majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member.

(w) "Member Representative Member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member.

(x) "Nominating Committee" means the Nominating Committee elected pursuant to this Agreement.

(y) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(z) "Non-Industry Member" means a member of any committee who is (i) an Independent Member; or (ii) any other individual who would not be an Industry Member.

(aa) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(bb) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by or under common control with such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of this Agreement.

(cc) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(dd) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Exchange Act, that is registered with the Commission under the Exchange Act.

(ee) "Regulatory Funds" means fees, fines or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(ff) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Exchange Act.

(gg) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Exchange Act.

(hh) Reserved.

ARTICLE II

Office and Agent

Section 1. Name

The name of the Company is "Texas Stock Exchange LLC".

Section 2. Formation; Term

On June 7, 2024, the Company was organized as a Delaware limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

Section 3. LLC Member

The mailing address of the LLC Member is set forth on Exhibit A attached hereto. TXSE Group Inc. is the sole LLC Member of the Company and holds 100% of the membership interests of the Company.

Section 4. Purpose

The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act.

Section 5. Powers

In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

Section 6. Principal Business Office

The principal business office of the Company shall be located at 4550 Travis Street, Suite 650, Dallas, TX 75205, or such other location as may hereafter be determined by the Company. The Company may have such other office or offices as the Company may from time to time designate or as the purposes of the Company may require from time to time.

Section 7. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o Capitol Services, Inc., 108 Lakeland Avenue, Dover, Kent County, DE 19901, and the name of the registered agent of the Company in the State of Delaware at such address is Capitol Services, Inc. The LLC Member may, upon compliance with the applicable provisions of the Act, change the

Company's resident office or resident agent from time to time, all as determined by the LLC Member.

Section 8. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is Capitol Services, Inc., 108 Lakeland Avenue, Dover, Kent County, Delaware 19901.

ARTICLE III

Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to this Agreement or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and this Agreement the Board may delegate any of its powers to a committee appointed pursuant to Article IV of this Agreement or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article VIII, Section 1 of this Agreement.

(c) The Board may adopt such rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation or this Agreement, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board and each director shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Exchange Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Exchange Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Exchange Act (such statutory members being referred to in this Agreement as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Exchange Act, the rules and regulations under the Exchange Act, and the Rules of the Exchange. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Company, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Commission and the Company pursuant to its regulatory authority.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such proposal would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The exact number of members of the Board shall be determined by resolution adopted by the Board from time to time, and shall as of the date of this Agreement be set at ten (10), subject to the compositional requirements of the Board set forth in Article III, Section 2(b).

(b) At all times the Board of Directors shall consist of:

(i) one (1) Director who is the Chief Executive Officer of the Company, who shall be considered an Industry Director, and

(ii) a sufficient number of Non-Industry Directors (including Independent Directors), Industry Directors and Member Representative Directors to meet the following composition requirements:

(A) The number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 3 of this Agreement and

(B) the number of Member Representative Directors shall be at least twenty percent (20%) of the Board.

(C) During such time as the Company operates a listings business, the Board of Directors shall consist of at least one (1) Director who is representative of issuers and investors and not associated with an Exchange Member, a broker or a dealer. For the avoidance of doubt, each such Director may be, but is not required to be, counted as an Independent Director for purposes of compliance with subparagraph (ii)(A) above if such Director meets the definition of an Independent Director.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a

Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 3.

(b) The Member Nominating Committee shall consult with the Nominating Committee and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director.

(c) Not less than sixty (60) days prior to the date announced as the date for the annual or special meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("***Petition Candidates***") for purposes of this Section 3 for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as of the date of the annual or special meeting of the LLC Member (the "***Record Date***" for purposes of this Section 3), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on the List of Candidates. Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special LLC Member's meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; *provided, however,* that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 pm Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member.

(g) The initial Directors of the Board of Directors shall be appointed by the LLC Member and shall serve until the first annual meeting of the LLC Member, which would take place within two hundred forty (240) days after the Approval Date, as defined in Article X, Section 1 of this Limited Liability Company Agreement.

Section 4. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("***Chairman***"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; *provided, however,* that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the lead Director and the means by which interested parties may communicate with the lead Director.

Section 5. Vacancies

(a) Whenever any Director position, other than a Member Representative Director, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship to fill such vacancy until the expiration of such position's designated term or to fill such newly-created Director position until the expiration of such position's designated term; *provided, however*, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) of this Agreement by virtue of such vacancy.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly created Member Representative Director position becomes available because of an increase in the number of Directors, then the LLC Member shall follow the procedures set forth in this Article III Section 5(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Article III Section 5(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided, however,* that if the remaining term of office of a Member Representative Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III Section 2(b) of this Agreement by virtue of such vacancy. The LLC Member shall elect to any Member Representative Director position, pursuant to this Article III, Section 5, only individuals recommended by the Member Nominating Committee.

Section 6. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article III, Section 6(b) of this Agreement; *provided, however*, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b) of this Agreement.

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 7. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held in such manner as designated by the Board. Members of the Board,

Board Observers or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 8. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified by the Board.

Section 9. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 10. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 11. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. Directors shall use good faith efforts to attend all meetings of the Board and enable a quorum. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business; *provided* that a quorum must include the Company Chief Executive Officer, except as set forth in the rest of this Section 11. For purposes of quorum for the transaction of business, if the Chief Executive Officer is not or will not be in attendance, the Chief Executive Officer may (a) waive attendance at such meeting (which waiver must be in writing) or (b) designate another Director in his or her place to satisfy such quorum requirement. If a quorum for the transaction of business is not satisfied, the Directors present at such meeting may adjourn the meeting and propose to reconvene at a later date. In such a case, the Company shall cause notice of such adjournment and proposal to reconvene to be delivered to all Directors with at least 48 hours advance notice of such reconvened meeting and use good faith efforts to facilitate the participation of a majority of the number of Directors then in office including the Chief Executive Officer or his or her designee Director. Once the meeting has reconvened, the Directors present at such reconvened meeting shall constitute a quorum (irrespective of whether the quorum requirements set forth above are satisfied), so long as a majority of the number of Directors then in office is present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute or this Agreement.

Section 12. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 13. Action in Lieu of Meeting

Unless otherwise restricted by statute or this Agreement, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or such committee.

Section 14. Waiver of Notice

(a) Whenever notice is required to be given by law or this Agreement, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 15. Interpretation of Limited Liability Company Agreement

The Board shall have the power to interpret this Agreement and any interpretation made by it shall be final and conclusive.

Section 16. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director, a Board Observer or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company or individual if such Director, Board Observer or committee member has a material interest in, or a professional, business or personal relationship with, that Exchange Member, company or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director, Board Observer or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE IV

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of an Appeals Committee, a Nominating Committee, a Member Nominating Committee, a Regulatory Oversight Committee and such other committees as may be from time to time established by the Board or requested in writing to the Secretary by the LLC Member. Committees shall have such authority as is vested in them by this Agreement or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board and may consist partly or entirely of non-Directors, with the exception of the Appeals Committee, Regulatory Oversight Committee and Nominating Committee, all of which must consist entirely of Directors.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with this Agreement, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall consist of at least two (2) people and may include persons who are not members of the Board; *provided*, *however*, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent Member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by this Agreement, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in this Agreement or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by this Agreement, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or this Agreement.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, assess the Exchange's regulatory performance, and assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of the Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly in executive session with the Chief Legal Officer and Chief Regulatory Officer. The Regulatory Oversight Committee shall also, in consultation with the Chief Executive Officer of the Company, be responsible for establishing the goals, assessing the performance and fixing the compensation of the Chief Regulatory Officer and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel. To the extent that the Chief Executive Officer of the Company has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including but not limited to, implementation of the budget for the regulatory function or regulatory personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the Chief Executive Officer does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function. Each member of the Regulatory Oversight Committee shall be an Independent Director.

(b) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of two Independent Directors, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

ARTICLE V

Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 3 of this Agreement.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual meeting of the LLC Member and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b) of this Agreement. The number of Non-Industry Members on the Nominating Committee shall equal or exceed the number of Industry Members on the Nominating Committee. All Nominating Committee members shall be Independent Directors. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of this Agreement. Each member of the Member Nominating Committee shall be a Member Representative Member.

ARTICLE VI

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a Chief Regulatory Officer, a Secretary and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any number of offices may be held by the same person.

Section 2. Compensation

The compensation of all officers and agents of the Company shall be set by the LLC Member, with the exception of the Chief Regulatory Officer, whose compensation shall be set by the Regulatory Oversight Committee as set forth in Article IV, Section 5 of this Agreement.

Section 3. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 4. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; *provided, however*, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 5. Chief Regulatory Officer

An officer of the Company shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Chief Legal Officer who, with the Chief Regulatory Officer will meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer, Chief Legal Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board or the Chief Executive Officer.

ARTICLE VII

Indemnification

Section 1. Indemnification of Directors, Board Observers, Officers, Employees And Other Agents.

The Company shall indemnify its directors, Board Observers and executive officers to the fullest extent not prohibited by the Act; *provided*, *however*, that the Company may limit the extent of such indemnification by individual contracts with its directors, Board Observers and executive officers; and, *provided*, further, that the Company shall not be required to indemnify any director, Board Observer or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its directors, Board Observers, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Act.

(a) *Other Officers, Employees and Other Agents.*

The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Act.

(b) Expenses.

The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, Board Observer or executive officer, of the Company, or is or was serving at the request of the Company as a director, Board Observer or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director, Board Observer or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (h) of this Article VII, Section 1, no advance shall be made by the Company to a Board Observer or an executive officer of the Company (except by reason of the fact that such Board Observer or executive officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) Enforcement.

Without the necessity of entering into an express contract, all rights to indemnification and advances to directors, Board Observers and executive officers under this Article VII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the applicable director, Board Observer or executive officer. Any right to indemnification or advances granted by this Article VII to a director, Board Observer or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his or her claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Act for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) Non-Exclusivity of Rights.

To the fullest extent permitted by the Act, the rights conferred on any person by this Article VII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, this Agreement, agreement, vote of the LLC Member or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, Board Observers, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Act and this Agreement.

(e) Survival of Rights.

The rights conferred on any person by this Article VII shall continue as to a person who has ceased to be a director, Board Observer or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) Insurance.

The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VII.

(g) Amendments.

Any repeal or modification of this Article VII shall only be prospective and shall not affect the rights under this Article VII in effect at the time of the alleged occurrence of any action or omission to act prior to such repeal or modification that is the cause of any proceeding against any agent of the Company.

(h) Saving Clause.

If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each director, Board Observer and executive officer to the fullest extent permitted by any applicable portion of this Article VII that shall not have been invalidated, or by any other applicable law.

(i) Certain Definitions.

For the purposes of this Article VII, the following definitions shall apply:

(i) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, Board Observers, officers and employees or agents, so that any person who is or was a director, Board Observer, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, Board Observer, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a "director," "Board Observer," "officer," "employee" or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, Board Observer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its affiliates.

ARTICLE VIII

Amendments; Emergency Limited Liability Company Agreement

Section 1. By the LLC Member or Board

(a) This Agreement may be altered, amended or repealed, or a new Limited Liability Company Agreement may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board or by a resolution adopted by the Board, in either case, subject to the prior consent of certain investors in the LLC Member as set forth in Section 2 of the Stockholders' Agreement.

(b) Before any amendment to, or repeal of, any provision of this Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this Agreement shall not become effective until filed with or filed with and approved by the Commission as set forth in Article VIII, Section 4 of this Agreement.

Section 2. Emergency Limited Liability Company Agreement

The Board may adopt an emergency Limited Liability Company Agreement, subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation or this Agreement, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Limited Liability Company Agreement may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 4. Commission Approval

Before any amendment to, alteration or repeal of any provision of this Agreement under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder, then the proposed changes to this Agreement shall not become effective until filed with or filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder, as the case may be.

ARTICLE IX

Exchange Authorities

Section 1. Rules

(a) The Board, acting in accordance with the terms of this Agreement and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Exchange Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Exchange Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Exchange Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Exchange Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of this Agreement and the Exchange Act, to administer, enforce, interpret, issue exemptions from, suspend or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or the LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants and provisions of this Agreement, the Rules or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; *provided, however*, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X

Miscellaneous Provisions

Section 1. Operational Date of Exchange

The Company has been formed in anticipation of its registration by the United States Securities and Exchange Commission as a national securities exchange (such date of approval by the Commission, the "***Approval Date***"). During the period between formation and the first date on which the Company commences operating a national securities exchange (the "***Operational Date***"):

(a) references in this Agreement to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under this Agreement, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 2. Fiscal Year

The fiscal year of the Company shall be the calendar year.

Section 3. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, Board Observers, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the board of directors of the LLC Member who are not also members of the Board, any board observers of the LLC Member who are not also Board Observers, or any officers, staff, counsel or advisors of the LLC Member who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 4. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices and audit information) shall be retained in confidence by the Company and its personnel, including its Directors, Board Observers, officers, employees and agents, and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company. Nothing in this Section 4 of Article X shall be interpreted as to limit or impede the rights of the Commission to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, Directors, Board Observers, employees or agents of the Company to disclose such confidential information to the Commission.

Section 5. Distributions

Subject to any provisions of any applicable statute or other provisions of this Agreement, distributions may be declared upon the profits of the Company by, and in the absolute discretion of, the Board; and any such distributions may be paid in cash, property or units of membership interests of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board. Notwithstanding any provision to the contrary contained in this Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds or in violation of Article X, Section 4 of this Agreement.

Section 6. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 7. Severability

If any provision of this Agreement, or the application of any provision of this Agreement to any person or circumstances, is held invalid, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected.

Section 8. Tax Matters

The LLC Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment. Consistent therewith, all items of income, gain, loss, expense and deduction shall be items of the LLC Member for federal and applicable state income tax purposes.

Section 9. Transfer of Rights

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

Section 10. Indemnification

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Delaware, as if the Company were a corporation incorporated under the laws of the State of Delaware, the LLC Member and any officer, director, board observer, as applicable, and any affiliate thereof (individually, in each case, an "***Indemnitee***"), from and against any and all claims, demands, liabilities, costs damages, expenses, fines, settlements and causes of action of any nature whatsoever ("***Losses***") arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be the LLC Member or an officer, director, board observer, as applicable, or affiliate thereof at the time any such liability or expense is paid or incurred; *provided, however*, that neither the LLC Member nor an officer, director, board observer, as applicable, or affiliate thereof may be indemnified by the Company from and against any Losses which result from the gross negligence or willful misconduct of such person.

(b) The indemnification provided by this Section 10 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the LLC Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as the LLC Member or an officer, director, board observer, as applicable, or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

Section 11. Limited Liability

Except as otherwise expressly provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither any LLC Member nor any Director, Board Observer or officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member, Director, Board Observer or officer of the Company.

Section 12. Capital Contributions

The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 13. Dissolution

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the occurrence of any dissolution event set forth in this Agreement, as the same may be amended from time to time, (ii) the written consent of the LLC Member, (iii) the withdrawal or dissolution of the LLC Member or the occurrence of any other event which terminates the continued membership of the LLC Member in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iv) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

(b) Notwithstanding any other provision of this Agreement, the bankruptcy of the LLC Member will not cause the LLC Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the LLC Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the Act and applicable law.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the Act.

Section 14. Severability of Provisions

Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

Section 15. Entire Agreement

Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior limited liability company agreement of the Company.

Section 16. Governing Law

This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 17. No Third-Party Beneficiary

Any agreement to pay any amount and any assumption of liability in this Agreement contained, express or implied, shall be only for the benefit of the LLC Member and its respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third party beneficiary of this Agreement.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the LLC Member has executed this Agreement as of the date first above written.

LLC MEMBER:

TXSE Group Inc.

Signed by:

James H. Lee

807BDE3212B3487...

Name: James H. Lee
Title: Chief Executive Officer

EXHIBIT A

SCHEDULE OF LLC MEMBER

Name	Capital Contribution	Membership Interest
TXSE Group Inc. 4550 Travis Street Suite 650 Dallas, TX 75205	$10.00	100%

COMPANY AGREEMENT

OF

TEXAS STOCK EXCHANGE LLC

(a Texas limited liability company)

This Company Agreement (this "***Agreement***") of Texas Stock Exchange LLC is made effective as of May 6, 2026 by TXSE Group Inc., a Texas corporation. This Agreement remains subject to the observer and consent rights provisions under Section 2 of the applicable Stockholders' Agreement of TXSE Group Inc. (the "***Stockholders' Agreement***"), as amended from time to time, by and among TXSE Group Inc. and its shareholders.

ARTICLE I

Definitions

When used in this Agreement, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(b) "Board" or "Board of Directors" means the Board of Directors of the Company.

(c) "Board Observer" means the representative that certain investors in the LLC Member have the right to designate to attend all meetings of the Board and any committees thereof, in a nonvoting observer capacity, pursuant to, and subject to the limitations set forth in, Section 2 of the Stockholders' Agreement.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Exchange Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means Texas Stock Exchange LLC, a Texas limited liability company.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Exchange Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Formation and this Agreement.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(l) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not an equity holder of the Company by reason of being an Exchange Member and is not an LLC Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Exchange Act.

(m) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(n) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; provided, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its equity holder.

(o) "Independent Member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent Member may but is not required to refer to an Independent Director who serves on a committee.

(p) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director) or employee of an entity that owns more than ten percent (10%) of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent (5%) of the gross revenues received by the consolidated entity; (iii) owns more than five percent (5%) of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent (10%) of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute twenty percent (20%) or more of the professional revenues received by the Director or twenty percent (20%) or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer or employee of a broker, dealer or corporation that owns fifty percent (50%) or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's or employee's professional capacity and constitute twenty percent (20%) or more of the professional revenues received by the Director or member or twenty percent (20%) or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "Industry Member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent (10%) of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent (5%) of the gross revenues received by the consolidated entity; (iii) owns more than five percent (5%) of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent (10%) of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute twenty percent (20%) or more of the professional revenues received by the Director or twenty percent (20%) or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns fifty percent (50%) or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's or employee's professional capacity and constitute twenty percent (20%) or more of the professional revenues received by the Director or member or twenty percent (20%) or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(r) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(s) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall initially be TXSE Group Inc.

(t) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to this Agreement.

(u) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 3(g) of this Agreement, or elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to this Agreement and confirmed as the nominee of Exchange Members after a majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member.

(v) "Member Representative Member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member.

(w) "Nominating Committee" means the Nominating Committee elected pursuant to this Agreement.

(x) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(y) "Non-Industry Member" means a member of any committee who is (i) an Independent Member; or (ii) any other individual who would not be an Industry Member.

(z) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(aa) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by or under common control with such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of this Agreement.

(bb) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(cc) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Exchange Act, that is registered with the Commission under the Exchange Act.

(dd) "Regulatory Funds" means fees, fines or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(ee) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Exchange Act.

(ff) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Exchange Act.

(gg) "TBOC" means the Texas Limited Liability Company Law, Title 3 of the Texas Business Organizations Code, as the same may be amended from time to time.

ARTICLE II

Office and Agent

Section 1. Name

The name of the Company is "Texas Stock Exchange LLC".

Section 2. Formation; Term

On May 1, 2026, the Company was organized as a Texas limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Texas. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

Section 3. LLC Member

The mailing address of the LLC Member is set forth on Exhibit A attached hereto. TXSE Group Inc. is the sole LLC Member of the Company and holds 100% of the membership interests of the Company.

Section 4. Purpose

The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the TBOC.

Section 5. Powers

In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the TBOC.

Section 6. Principal Business Office

The principal business office of the Company shall be located at 4550 Travis Street, Suite 650, Dallas, TX 75205, or such other location as may hereafter be determined by the Company. The Company may have such other office or offices as the Company may from time to time designate or as the purposes of the Company may require from time to time.

Section 7. Registered Office

The address of the registered office of the Company in the State of Texas is c/o Capitol Corporate Services, Inc., 1501 S. MoPac Expy., Suite 220, Austin, TX 78746, and the name of the registered agent of the Company in the State of Texas at such address is Capitol Corporate Services, Inc. The LLC Member may, upon compliance with the applicable provisions of the

TBOC, change the Company's resident office or resident agent from time to time, all as determined by the LLC Member.

Section 8. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Texas is Capitol Corporate Services, Inc., 1501 S. MoPac Expy., Suite 220, Austin, TX 78746.

ARTICLE III

Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to this Agreement or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and this Agreement the Board may delegate any of its powers to a committee appointed pursuant to Article IV of this Agreement or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article VIII, Section 1 of this Agreement.

(c) The Board may adopt such rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation or this Agreement, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board and each Director shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Exchange Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Exchange Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Exchange Act (such statutory members being referred to in this Agreement as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Exchange Act, the rules and regulations under the Exchange Act, and the Rules of the Exchange. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Company, each such Director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Commission and the Company pursuant to its regulatory authority.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such proposal would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The exact number of members of the Board shall be determined by resolution adopted by the Board from time to time, and shall as of the date of this Agreement be set at ten (10), subject to the compositional requirements of the Board set forth in Article III, Section 2(b) of this Agreement.

(b) At all times the Board of Directors shall consist of:

(i) one (1) Director who is the Chief Executive Officer of the Company, who shall be considered an Industry Director, and

(ii) a sufficient number of Non-Industry Directors (including Independent Directors), Industry Directors and Member Representative Directors to meet the following composition requirements:

(A) The number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 3 of this Agreement and

(B) the number of Member Representative Directors shall be at least twenty percent (20%) of the Board.

(C) During such time as the Company operates a listings business, the Board of Directors shall consist of at least one (1) Director who is representative of issuers and investors and not associated with an Exchange Member, a broker or a dealer. For the avoidance of doubt, each such Director may be, but is not required to be, counted as an Independent Director for purposes of compliance with subparagraph (ii)(A) above if such Director meets the definition of an Independent Director.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative Director, Non-Industry Director, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Article III, Section 3.

(b) The Member Nominating Committee shall consult with the Nominating Committee and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director.

(c) Not less than sixty (60) days prior to the date announced as the date for the annual or special meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("***Petition Candidates***") for purposes of this Article III, Section 3 for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as of the date of the annual or special meeting of the LLC Member (the "***Record Date***" for purposes of this Article III, Section 3), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on the List of Candidates. Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special LLC Member's meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; *provided, however*, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 pm Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member.

(g) The initial Directors of the Board of Directors shall be appointed by the LLC Member and shall serve until the first annual meeting of the LLC Member, which would take place within two hundred forty (240) days after the Approval Date, as defined in Article X, Section 1 of this Agreement.

Section 4. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("***Chairman***"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; *provided, however*, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the lead Director and the means by which interested parties may communicate with the lead Director.

Section 5. Vacancies

(a) Whenever any Director position, other than a Member Representative Director, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly created Director position, other than a Member Representative Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (*i.e.*, Industry Director, Non-Industry Director, or Independent Director), if applicable, for the Directorship to fill such vacancy until the expiration of such position's designated term or to fill such newly-created Director position until the expiration of such position's designated term; *provided, however*, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) of this Agreement by virtue of such vacancy.

(b) Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly created Member Representative Director position becomes available because of an increase in the number of Directors, then the LLC Member shall follow the procedures set forth in this Article III, Section 5(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Article III, Section 5(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; *provided, however*, that if the remaining term of office of a Member Representative Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) of this Agreement by virtue of such vacancy. The LLC Member shall elect to any Member Representative Director position, pursuant to this Article III, Section 5, only individuals recommended by the Member Nominating Committee.

Section 6. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article III, Section 6(b) of this Agreement; *provided, however*, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b) of this Agreement.

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 7. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Texas, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held in such manner as designated by the Board. Members of the Board, Board Observers or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 8. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified by the Board.

Section 9. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this Article III, Section 9(b), and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 10. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 11. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. Directors shall use good faith efforts to attend all meetings of the Board and enable a quorum. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business; *provided* that a quorum must include the Company Chief Executive Officer, except as set forth in the rest of this Article III, Section 11. For purposes of quorum for the transaction of business, if the Chief Executive Officer is not or will not be in attendance, the Chief Executive Officer may (a) waive attendance at such meeting (which waiver must be in writing) or (b) designate another Director in his or her place to satisfy such quorum requirement. If a quorum for the transaction of business is not satisfied, the Directors present at such meeting may adjourn the meeting and propose to reconvene at a later date. In such a case, the Company shall cause notice of such adjournment and proposal to reconvene to be delivered to all Directors with at least 48 hours advance notice of such reconvened meeting and use good faith efforts to facilitate the participation of a majority of the number of Directors then in office including the Chief Executive Officer or his or her designee Director. Once the meeting has reconvened, the Directors present at such reconvened meeting shall constitute a quorum (irrespective of whether the quorum requirements set forth above are satisfied), so long as a majority of the number of Directors then in office is present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute or this Agreement.

Section 12. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 13. Action in Lieu of Meeting

Unless otherwise restricted by statute or this Agreement, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or such committee.

Section 14. Waiver of Notice

(a) Whenever notice is required to be given by law or this Agreement, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 15. Interpretation of Company Agreement

The Board shall have the power to interpret this Agreement and any interpretation made by it shall be final and conclusive.

Section 16. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director, a Board Observer or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company or individual if such Director, Board Observer or committee member has a material interest in, or a professional, business or personal relationship with, that Exchange Member, company or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director, Board Observer or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE IV

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of an Appeals Committee, a Nominating Committee, a Member Nominating Committee, a Regulatory Oversight Committee and such other committees as may be from time to time established by the Board or requested in writing to the Secretary by the LLC Member. Committees shall have such authority as is vested in them by this Agreement or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board and may consist partly or entirely of non-Directors, with the exception of the Appeals Committee, Regulatory Oversight Committee and Nominating Committee, all of which must consist entirely of Directors.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with this Agreement, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall consist of at least two (2) people and may include persons who are not members of the Board; *provided, however*, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry Member, Non-Industry Member, or Independent Member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by this Agreement, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in this Agreement or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by this Agreement, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or this Agreement.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, assess the Exchange's regulatory performance, and assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of the Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly in executive session with the Chief Legal Officer and Chief Regulatory Officer. The Regulatory Oversight Committee shall also, in consultation with the Chief Executive Officer of the Company, be responsible for establishing the goals, assessing the performance and fixing the compensation of the Chief Regulatory Officer and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel. To the extent that the Chief Executive Officer of the Company has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including but not limited to, implementation of the budget for the regulatory function or regulatory personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the Chief Executive Officer does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function. Each member of the Regulatory Oversight Committee shall be an Independent Director.

(b) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of two Independent Directors, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

ARTICLE V

Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 3 of this Agreement.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual meeting of the LLC Member and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b) of this Agreement. The number of Non-Industry Members on the Nominating Committee shall equal or exceed the number of Industry Members on the Nominating Committee. All Nominating Committee members shall be Independent Directors. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of this Agreement. Each member of the Member Nominating Committee shall be a Member Representative Member.

ARTICLE VI

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a Chief Regulatory Officer, a Secretary and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any number of offices may be held by the same person.

Section 2. Compensation

The compensation of all officers and agents of the Company shall be set by the LLC Member, with the exception of the Chief Regulatory Officer, whose compensation shall be set by the Regulatory Oversight Committee as set forth in Article IV, Section 5 of this Agreement.

Section 3. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 4. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; *provided, however*, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 5. Chief Regulatory Officer

An officer of the Company shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Chief Legal Officer who, with the Chief Regulatory Officer, will meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer, Chief Legal Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board or the Chief Executive Officer.

ARTICLE VII

Indemnification

Section 1. Indemnification of Directors, Board Observers, Officers, Employees And Other Agents.

The Company shall indemnify its Directors, Board Observers and executive officers to the fullest extent not prohibited by the TBOC; *provided, however*, that the Company may limit the extent of such indemnification by individual contracts with its Directors, Board Observers and executive officers; and, *provided*, further, that the Company shall not be required to indemnify any Director, Board Observer or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its Directors, Board Observers, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the TBOC.

(a) Other Officers, Employees and Other Agents.

The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the TBOC.

(b) Expenses.

The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a Director, Board Observer or executive officer, of the Company, or is or was serving at the request of the Company as a director, Board Observer or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any Director, Board Observer or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (h) of this Article VII, Section 1, no advance shall be made by the Company to a Board Observer or an executive officer of the Company (except by reason of the fact that such Board Observer or executive officer is or was a Director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) Enforcement.

Without the necessity of entering into an express contract, all rights to indemnification and advances to Directors, Board Observers and executive officers under this Article VII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the applicable Director, Board Observer or executive officer. Any right to indemnification or advances granted by this Article VII to a Director, Board Observer or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his or her claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the TBOC for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the TBOC, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) Non-Exclusivity of Rights.

To the fullest extent permitted by the TBOC, the rights conferred on any person by this Article VII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, this Agreement, agreement, vote of the LLC Member or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its Directors, Board Observers, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the TBOC and this Agreement.

(e) Survival of Rights.

The rights conferred on any person by this Article VII shall continue as to a person who has ceased to be a Director, Board Observer or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) Insurance.

The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VII.

(g) Amendments.

Any repeal or modification of this Article VII shall only be prospective and shall not affect the rights under this Article VII in effect at the time of the alleged occurrence of any action or omission to act prior to such repeal or modification that is the cause of any proceeding against any agent of the Company.

(h) Saving Clause.

If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Director, Board Observer and executive officer to the fullest extent permitted by any applicable portion of this Article VII that shall not have been invalidated, or by any other applicable law.

(i) Certain Definitions.

For the purposes of this Article VII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, Board Observers, officers and employees or agents, so that any person who is or was a director, Board Observer, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, Board Observer, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a "Director," "Board Observer," "officer," "employee" or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, Board Observer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its affiliates.

ARTICLE VIII

Amendments; Emergency Company Agreement

Section 1. By the LLC Member or Board

(a) This Agreement may be altered, amended or repealed, or a new Company Agreement may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board or by a resolution adopted by the Board, in either case, subject to the prior consent of certain investors in the LLC Member as set forth in Section 2 of the Stockholders' Agreement.

(b) Before any amendment to, or repeal of, any provision of this Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this Agreement shall not become effective until filed with or filed with and approved by the Commission as set forth in Article VIII, Section 4 of this Agreement.

Section 2. Emergency Company Agreement

The Board may adopt an emergency Company Agreement, subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation or this Agreement, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Company Agreement may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 4. Commission Approval

Before any amendment to, alteration or repeal of any provision of this Agreement under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder, then the proposed changes to this Agreement shall not become effective until filed with or filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder, as the case may be.

ARTICLE IX

Exchange Authorities

Section 1. Rules

(a) The Board, acting in accordance with the terms of this Agreement and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Exchange Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Exchange Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Exchange Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Exchange Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of this Agreement and the Exchange Act, to administer, enforce, interpret, issue exemptions from, suspend or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or the LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants and provisions of this Agreement, the Rules or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; *provided, however*, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X

Miscellaneous Provisions

Section 1. Operational Date of Exchange

The Company has been formed in anticipation of its registration by the United States Securities and Exchange Commission as a national securities exchange (such date of approval by the Commission, the "***Approval Date***"). During the period between formation and the first date on which the Company commences operating a national securities exchange (the "***Operational Date***"):

(a) references in this Agreement to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under this Agreement, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 2. Fiscal Year

The fiscal year of the Company shall be the calendar year.

Section 3. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, Board Observers, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the board of directors of the LLC Member who are not also members of the Board, any board observers of the LLC Member who are not also Board Observers, or any officers, staff, counsel or advisors of the LLC Member who are not also officers, staff, counsel or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 4. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices and audit information) shall be retained in confidence by the Company and its personnel, including its Directors, Board Observers, officers, employees and agents, and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Board, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company. Nothing in this Article X, Section 4 shall be interpreted as to limit or impede the rights of the Commission to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, Directors, Board Observers, employees or agents of the Company to disclose such confidential information to the Commission.

Section 5. Distributions

Subject to any provisions of any applicable statute or other provisions of this Agreement, distributions may be declared upon the profits of the Company by, and in the absolute discretion of, the Board; and any such distributions may be paid in cash, property or units of membership interests of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board. Notwithstanding any provision to the contrary contained in this Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the TBOC or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds or in violation of Article X, Section 4 of this Agreement.

Section 6. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of shareholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 7. Severability

If any provision of this Agreement, or the application of any provision of this Agreement to any person or circumstances, is held invalid, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected.

Section 8. Tax Matters

The LLC Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment. Consistent therewith, all items of income, gain, loss, expense and deduction shall be items of the LLC Member for federal and applicable state income tax purposes.

Section 9. Transfer of Rights

The LLC Member may not transfer or assign in whole or in part its membership interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

Section 10. Indemnification

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Texas, as if the Company were a corporation incorporated under the laws of the State of Texas, the LLC Member and any officer, director, board observer, as applicable, and any affiliate thereof (individually, in each case, an "***Indemnitee***"), from and against any and all claims, demands, liabilities, costs damages, expenses, fines, settlements and causes of action of any nature whatsoever ("***Losses***") arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be the LLC Member or an officer, director, board observer, as applicable, or affiliate thereof at the time any such liability or expense is paid or incurred; *provided, however*, that neither the LLC Member nor an officer, director, board observer, as applicable, or affiliate thereof may be indemnified by the Company from and against any Losses which result from the gross negligence or willful misconduct of such person.

(b) The indemnification provided by this Article X, Section 10 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the LLC Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as the LLC Member or an officer, director, board observer, as applicable, or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

Section 11. Limited Liability

Except as otherwise expressly provided by the TBOC, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither any LLC Member nor any Director, Board Observer or officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member, Director, Board Observer or officer of the Company.

Section 12. Capital Contributions

The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 13. Termination

(a) The Company shall be terminated and its affairs shall be wound up upon the first to occur of the following: (i) the occurrence of any dissolution or termination event set forth in this Agreement, as the same may be amended from time to time, (ii) the written consent of the LLC Member, (iii) the withdrawal or dissolution of the LLC Member or the occurrence of any other event which terminates the continued membership of the LLC Member in the Company unless the business of the Company is continued in a manner permitted by the TBOC, or (iv) a determination by a court under of Section 101.621 of the TBOC.

(b) Notwithstanding any other provision of this Agreement, the bankruptcy of the LLC Member will not cause the LLC Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without termination.

(c) In connection with the termination of the Company, the LLC Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the TBOC and applicable law.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this Agreement and (ii) the Certificate of Termination shall have been filed in accordance with the TBOC.

Section 14. Severability of Provisions

Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

Section 15. Entire Agreement

Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior company agreement of the Company.

Section 16. Governing Law

This Agreement shall be governed by, and construed under, the laws of the State of Texas (without regard to conflict of laws principles), all rights and remedies being governed by said laws. In this regard, the Company affirmatively elects to be governed by Section 101.256 of the TBOC.

Section 17. No Third-Party Beneficiary

Subject to Article X, Section 10 of this Agreement, nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto and their respective permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement and no person who is not a party to this Agreement may rely on the terms hereof.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the LLC Member has executed this Agreement as of the date first above written.

LLC MEMBER:

TXSE Group Inc.

Signed by:
James H. Lee
807BDE3212B3487...
____
Name: James H. Lee
Title: Chief Executive Officer

EXHIBIT A

SCHEDULE OF LLC MEMBER

Name	Capital Contribution	Membership Interest
TXSE Group Inc. 4550 Travis Street Suite 650 Dallas, TX 75205	$10.00	100%

TEXAS STOCK EXCHANGE

Exhibit C

May 2026

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

TXSE Group Inc.

1. *Name:* TXSE Group Inc.
   Address: 4550 Travis Street, Suite 650, Dallas, TX 75205
2. *Form of organization:* Corporation
3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware General Corporation Law (§ 102), on October 31, 2023, amended and restated on May 7, 2024, further amended and restated on May 24, 2024, further amended and restated on October 23, 2024, further amended and restated on October 21, 2025, further amended and restated on December 12, 2025, further amended and restated on December 18, 2025, and further amended and restated on April 6, 2026 under the Texas Business Organizations Code, as amended.

4. *Brief description of nature and extent of affiliation:* TXSE Group Inc. is the parent company of Texas Stock Exchange LLC and owns 100% of its membership interests.

5. *Brief description of business or functions:* TXSE Group Inc. is a holding company which directly holds 100% of the equity of Texas Stock Exchange LLC, 100% of the equity of TXSE Technologies LLC, 100% of the equity of Texas Market Center LLC, 100% of the equity of TXSE Execution Services LLC, 100% of the equity of Texas Business Museum LLC, 100% of the equity in Oculon Intelligence LLC and 100% of the equity of Texas Securities Exchange LLC. TXSE Group Inc. will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution:* Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* Attached as Exhibit C-1 is the Certificate of Incorporation of TXSE Group Inc. dated October 31, 2023, the Amended and Restated Certificate of Incorporation of TXSE Group Inc. dated May 7, 2024, the Second Amended and Restated Certificate of Incorporation of TXSE Group Inc. dated May 24, 2024 and the Third Amended and Restated Certificate of Incorporation of TXSE Group Inc. dated October 23, 2024. Attached as Exhibit C-1.v. is the Fourth Amended and Restated Certificate of Incorporation of TXSE Group Inc., Exhibit C-1.vi as the Fifth Amended and Restated Certificate of Incorporation of TXSE Group Inc., Exhibit C-1.vii as the Sixth Amended and Restated Certificate of Incorporation of TXSE Group Inc., Exhibit C-1.viii as the Delaware Certificate of Conversion (DE to TX), and Exhibit C-1.ix as the TX Certificates of Conversion and Formation.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-2 are the Amended and Restated Bylaws of TXSE Group Inc. adopted on May 7, 2024. Attached as Exhibit C-2.a. are the Second Amended and Restated Bylaws of TXSE Group Inc. Attached as Exhibit C-2.b are the Bylaws of TXSE Group Inc. (as a TX corporation). Attached as Exhibit C-3.i is the Fourth Amended and Restated Stockholders' Agreement dated October 23, 2024. Attached as Exhibit C-3.ii. is the Fifth Amended and Restated Stockholders' Agreement. Attached as Exhibit C-3.iii is the Sixth Fifth Amended and Restated Stockholders' Agreement. Attached as Exhibit C-3.iv is the Seventh Fifth Amended and Restated Stockholders' Agreement. Attached as Exhibit C-3.v is the Eighth Amended and Restated Stockholders' Agreement.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

The following persons are the officers, members of the Board of Directors and observers of the Board of Directors of TXSE Group Inc.:

Name	Corporate Title	Functional Title
James Lee	Officer / Board Member	Chief Executive Officer and Chairman

Name	Corporate Title	Functional Title
Jeffrey Brown	Officer	Chief Legal Officer, General Counsel and Corporate Secretary
Cameron Smith	Officer	Global Head of Trading
Rick Yoder	Officer	Chief Technology Officer
Mathew Verghese	Officer	Executive Vice President
Robert Morracco	Officer	Global Head of Exchange Traded Products
Jamie Gow	Officer	Chief Financial Officer
Alex Bussandri	Board Member	N/A
Paul Foster	Board Member	N/A
Tom Long	Board Member	N/A
Rick Perry	Board Member	N/A
Rick Roberts	Board Member	N/A
Tyson Tuttle	Board Member	N/A
Adele Taylor	Board Observer	N/A
Connor Hartley	Board Observer	N/A
Sonali Theisen	Board Observer	N/A

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

TXSE Technologies LLC

1. *Name:* TXSE Technologies LLC
Address: 4550 Travis Street, Suite 650, Dallas, TX 75205

2. *Form of organization:* Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 7, 2024, and then converted and formed under Texas Limited Liability Company Law, Title 3 of the Texas Business Organizations Code on May 6, 2026.

4. *Brief description of nature and extent of affiliation:* TXSE Technologies LLC is a wholly-owned subsidiary of TXSE Group Inc.

5. *Brief description of business or functions:* TXSE Technologies LLC is the entity that holds intellectual property (such intellectual property originally may be developed or licensed by TXSE Technologies LLC or developed by Texas Stock Exchange LLC or TXSE Group Inc. and assigned to TXSE Technologies LLC). Such intellectual property relates to and will be used in the business and operations of TXSE Group Inc. and Texas Stock Exchange LLC. TXSE

Technologies LLC will license such intellectual property to Texas Stock Exchange LLC and TXSE Group Inc.

6. *A copy of the constitution:* Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* Attached as Exhibit C-4 is the Certificate of Formation of TXSE Technologies LLC dated June 7, 2024. Attached as Exhibit C-4.a is the Delaware Certificate of Conversion dated May 5, 2026. Attached as Exhibit C-4.b is the TX Certificate of Conversion and Formation dated May, 5, 2026.

- *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-5 is the Limited Liability Company Agreement of TXSE Technologies LLC dated June 8, 2024. Attached as Exhibit C-5.a. is the First Amended and Restated Limited Liability Company Agreement of TXSE Technologies LLC. Attached as Exhibit C-5.b is the Company Agreement of TXSE Technologies LLC (as a Texas LLC) dated May 6, 2026.

8. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* The managing member of TXSE Technologies LLC is TXSE Group Inc.

The following persons are the officers of TXSE Technologies LLC:

Name	Corporate Title	Functional Title
Rick Yoder	Officer	Chief Technology Officer

9. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

Texas Market Center LLC

1. *Name:* Texas Market Center LLC
Address: 4550 Travis Street, Suite 650, Dallas, TX 75205

2. *Form of organization:* Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 7, 2024, and then converted and formed under Texas Limited Liability Company Law, Title 3 of the Texas Business Organizations Code on May 6, 2026.

4. *Brief description of nature and extent of affiliation:* Texas Market Center LLC is a wholly-owned subsidiary of TXSE Group Inc.

5. *Brief description of business or functions:* Texas Market Center LLC will showcase Texas Stock Exchange LLC's listings' quotation and trade-visibility services; offer issuer and sponsor co-branding support; house a conference center for regional, national and global gatherings; and establish an iconic bell-ringing venue and broadcast center.

6. *A copy of the constitution:* Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* Attached as Exhibit C-6 is the Certificate of Formation of Texas Market Center LLC dated June 7, 2024. Attached as Exhibit C-6.a is the Delaware Certificate of Conversion dated May 5, 2026. Attached as Exhibit C-6.b is the TX Certificate of Conversion and Formation dated May, 5, 2026.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-7 is the Limited Liability Company Agreement of Texas Market Center LLC dated June 8, 2024. Attached as Exhibit C-7.a is the Company Agreement of the Texas Market Center LLC (as a Texas LLC), dated May 6, 2026.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. Texas Market Center LLC's sole member and managing member is TXSE Group Inc.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

TXSE Execution Services LLC

1. *Name:* TXSE Execution Services LLC
Address: 4550 Travis Street, Suite 650, Dallas, TX 75205

2. *Form of organization:* Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 7, 2024, and then converted and formed under Texas Limited Liability Company Law, Title 3 of the Texas Business Organizations Code on May 6, 2026.

4. *Brief description of nature and extent of affiliation:* TXSE Execution Services LLC is a wholly-owned subsidiary of TXSE Group Inc.

5. *Brief description of business or functions:* Initially, Texas Stock Exchange LLC will not offer any outbound routing functionality; however, once Texas Stock Exchange LLC adopts such functionality in the future pursuant to a rule change, TXSE Execution Services LLC will act as the routing broker for the exchange.

6. *A copy of the constitution:* Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* Attached as Exhibit C-8 is the Certificate of Formation of TXSE Execution Services LLC dated June 7, 2024. Attached as Exhibit C-8.a is the Delaware Certificate of Conversion dated May 5, 2026. Attached as Exhibit C-8.b is the TX Certificate of Conversion and Formation dated May, 5, 2026.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-9 is the Limited Liability Company Agreement of TXSE Execution Services LLC dated June 8, 2024. Attached as Exhibit C-9.a. is the proposed First Amended and Restated Limited Liability Company Agreement of TXSE Execution Services LLC. Attached as Exhibit C-9.b is the Company Agreement of TXSE Execution Services LLC (as a Texas LLC) dated May 6, 2026.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* The managing member of TXSE Execution Services LLC is TXSE Group Inc.

The following persons are the officers of TXSE Execution Services LLC:

Name	Corporate Title	Functional Title
Shane Swanson	Officer	President and Chief Compliance Officer

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

Texas Business Museum LLC

1. *Name*: Texas Business Museum LLC
Address: 4550 Travis Street, Suite 650, Dallas, TX 75205

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 15, 2024, and then converted and formed under Texas Limited Liability Company Law, Title 3 of the Texas Business Organizations Code on May 6, 2026.

4. *Brief description of nature and extent of affiliation*: Texas Business Museum LLC is a wholly-owned subsidiary of TXSE Group Inc.

5. *Brief description of business or functions*: Texas Business Museum LLC is not currently an operational entity.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-10 is the Certificate of Formation of Texas Business Museum LLC dated October 15, 2024. Attached as Exhibit C-10.a is the DE Certificate of Conversion dated May 5, 2026. Attached as Exhibit C-10.b is the TX Certificate of Conversion and Formation dated May 5, 2026.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-11 is the Limited Liability Company Agreement of Texas Business Museum LLC dated October 15, 2024. Attached as Exhibit C-11.a is the Company Agreement of the Texas Business Museum dated May 6, 2026.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: None. Texas Business Museum LLC's sole member and managing member is TXSE Group Inc.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

Texas Securities Exchange LLC

1. *Name*: Texas Securities Exchange LLC
   Address: 4550 Travis Street, Suite 650, Dallas, TX 75205

2. *Form of organization*: Limited Liability Company

1. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 14, 2024, and then converted and formed under Texas Limited Liability Company Law, Title 3 of the Texas Business Organizations Code on May 6, 2026.

2. *Brief description of nature and extent of affiliation*: Texas Securities Exchange LLC is a wholly-owned subsidiary of TXSE Group Inc.

3. *Brief description of business or functions*: Texas Securities Exchange LLC was created to preserve intellectual property related to the Texas Stock Exchange brand. Texas Securities Exchange LLC is not currently an operational entity.

4. *A copy of the constitution*: Not applicable

5. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-12 is the Certificate of Formation of Texas Securities Exchange LLC dated June 14, 2024. Attached as Exhibit C-12.a is the DE Certificate of Conversion dated May 5, 2026.

Attached as Exhibit C-12.b is the TX Certificate of Conversion and Formation dated May 5, 2026.

6. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-13 is the Limited Liability Company Agreement of Texas Securities Exchange LLC dated June 17, 2024. Attached as Exhibit C-13.a is the Company Agreement of Texas Securities Exchange LLC (as a TX LLC) dated May 6, 2026.

7. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: None. Texas Securities Exchange LLC's sole member and managing member is TXSE Group Inc.

8. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Oculon Intelligence LLC

1. *Name:* Oculon Intelligence LLC
Address: 4550 Travis Street, Suite 580, Dallas, TX 75205

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Texas Limited Liability Company Law (Tex. Bus. Orgs. Code Ann. § 101, et seq.), on October 17, 2025.

4. *Brief description of nature and extent of affiliation*: Oculon Intelligence LLC is a wholly-owned subsidiary of TXSE Group Inc.

5. *Brief description of business or functions: Oculon Intelligence LLC will develop a data analytics and regulatory reporting business.*

6. *A copy of the constitution: Not applicable*

7. *A copy of the articles of incorporation or association including all amendments: Attached as Exhibit C-14 is the Certificate of Formation of Oculon Intelligence LLC dated October 17, 2025.*

8. *A copy of existing by-laws or corresponding rules or instruments: Attached as Exhibit C-15 is the Limited Liability Company Agreement of Oculon Intelligence LLC dated October 17, 2025.*

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions: Oculon Intelligence LLC's sole member is TXSE Group Inc.*

The following persons are the officers of Oculon Intelligence LLC:

Name	Corporate Title	Functional Title
James Lee	Officer	Chief Executive Officer
Ovi Montemayor	Officer	Manager, President

10. An indication of whether such business or organization ceased to be associated with the application during the previous year, and a brief statement of the reasons for termination of the association: Not applicable.

The Exchange and its affiliates utilize third-party vendor software/services for certain other components of the Exchange, including:

FINRA

Texas Stock Exchange LLC ("TXSE") has entered into a regulatory services agreement with FINRA covering Equity Cross-Market Surveillance, Examinations (Sales Practice and TFCE of TXSE members), Disciplinary Process for FINRA-generated matters and formal disciplinary actions above an MRV on TXSE's behalf for TXSE-generated referrals (including Enforcement proceedings), Registration and Disputes.

TXSE has entered into an allocation plan with FINRA pursuant to Rule 17d-2 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), to allocate certain TXSE regulatory responsibilities to FINRA, subject to Commission approval. In addition, TXSE has become a party to the multi-party allocation plan pursuant to Rule 17d-2 under the Exchange Act for the surveillance, investigation and enforcement of common insider trading rules, subject to Commission approval.

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

THE STATE OF TEXAS

Jane Nelson
Secretary of State

Office of the Secretary of State

May 05, 2026

Capitol Services, Inc.
PO Box 1831
Austin, TX 78767 USA

RE: TXSE Group Inc.
File Number: 806584321

It has been our pleasure to approve and place on record the filing instrument effecting a conversion. The appropriate evidence is attached for your files. Payment of the filing fee is acknowledged by this letter.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF CONVERSION

The undersigned, as Secretary of State of Texas, hereby certifies that a filing instrument for

TXSE Group Inc.
File Number: 805549637

Converting it to

TXSE Group Inc.
File Number: 806584321

has been received in this office and has been found to conform to law. ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing the acceptance and filing of the conversion on the date shown below.

Dated: 05/05/2026

Effective: 05/06/2026 10:59 pm

Jane Nelson
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/
Phone: (512) 463-5555
Prepared by: Melissa Kerr
Fax: (512) 463-5709
TID: 10340
Dial: 7-1-1 for Relay Services
Document: 1583692640002

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

TXSE Group Inc.
File Number: 806584321

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic For-Profit Corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 05/05/2026

Effective: 05/06/2026 10:59 pm

Jane Nelson
Secretary of State

Form 647
(Revised 12/23)

Return in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512-463-5555
FAX: 512-463-5709

Filing Fee: See instructions

Certificate of Conversion of a Foreign Entity Converting to a Texas Filing Entity

This space reserved for office use.

FILED
In the Office of the
Secretary of State of Texas
MAY 05 2026
Corporations Section

Converting Entity Information

The name of the converting entity is: TXSE Group Inc.

The jurisdiction of formation of the converting entity is: Delaware

The converting entity is a: (Select the appropriate entity type from the list shown below.)

- [x] For-Profit Corporation
- [ ] Nonprofit Corporation
- [ ] Professional Corporation
- [ ] Professional Association
- [ ] Other: ______________ *Specify type of entity.*
- [ ] Limited Liability Company
- [ ] Professional Limited Liability Company
- [ ] Limited Partnership
- [ ] Cooperative Association
- [ ] General Partnership

The date of formation of the converting entity is: October 31, 2023

The file number, if any, issued to the converting entity is: 805549637

Converted Entity Information

The foreign entity named above is converting to a filing entity formed under the Texas Business Organizations Code. The name of the converted entity is:

TXSE Group Inc.
(Name of entity after the conversion must include an organizational identifier for the entity type selected below.)

The converted entity will be formed under the laws of Texas.

The converted entity is a: (Select the appropriate entity type from the list shown below.)

- [x] For-Profit Corporation
- [ ] Nonprofit Corporation
- [ ] Professional Corporation
- [ ] Professional Association
- [ ] Limited Liability Company
- [ ] Professional Limited Liability Company
- [ ] Limited Partnership
- [ ] Cooperative Association

Plan of Conversion *or* Alternative Statements

☐ The plan of conversion is attached.

If the plan of conversion is not attached, the following statements must be completed.

☑ In lieu of attaching the plan of conversion, the converting entity certifies to the following statements by providing an address in Items 1 and 2.

1. A signed plan of conversion is on file at the principal place of business of the converting entity. The address of the principal place of business of the converting entity is:

4550 Travis Street, Suite 650	Dallas	Texas	U.S.A.	75205
Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*

2. A signed plan of conversion will be on file after the conversion at the principal place of business of the converted entity. The address of the principal place of business of the converted entity is:

4550 Travis Street, Suite 650	Dallas	Texas	U.S.A.	75205
Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*

A copy of the plan of conversion will be furnished on written request without cost by the converting entity before the conversion or by the converted entity after the conversion to any owner or member of the converting entity or converted entity.

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

Certificate of Formation for the Converted Entity

☑ The certificate of formation for the converted Texas filing entity is attached to this certificate of conversion as an attachment or exhibit to either (i) the plan of conversion or (ii) this certificate if the plan has not been attached to the certificate of conversion. The certificate of formation includes a statement that the converted entity is formed under a plan of conversion and the name, address, date of formation, prior form of organization, and jurisdiction of formation of the converting entity.

Approval of the Plan of Conversion

The plan of conversion has been approved as required by the laws of the jurisdiction of formation and the governing documents of the converting entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☐ This document becomes effective when the document is accepted and filed by the secretary of state.

B. ☑ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: 10:59 p.m. Central Time on May 6, 2026.

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: ______

The following event or fact will cause the document to take effect in the manner described below:

Tax Certification

☐ Attached hereto is a certificate from the Texas Comptroller of Public Accounts that certifies the converting entity is in good standing for purposes of conversion.

OR

☑ In lieu of providing the tax certificate, the converted entity is liable for the payment of any required franchise taxes.

Execution

The undersigned signs the document subject to the penalties imposed by law for submission of a materially false or fraudulent instrument. The undersigned certifies that the statements contained herein are true and correct, and that the person signing is authorized under the provisions of the Texas Business Organizations Code, or other law applicable to and governing the converting entity, to execute the filing instrument.

Date: May 4, 2026

By: TXSE Group Inc.
Name of converting entity (see instructions)

Signed by:
James H. Lee
007BDE321283487...
Signature and title of authorized person (see instructions)

James H. Lee
Printed or typed name of authorized person

CERTIFICATE OF FORMATION
OF
TXSE GROUP INC.

TXSE Group Inc., a corporation existing under the laws of the State of Texas (hereinafter called the "***Corporation***"), by its Chief Executive Officer, hereby certifies as follows:

1. TXSE Group Inc., a Delaware corporation (the "***Delaware Corporation***"), with its principal place of business at 4550 Travis Street, Suite 650, Dallas, Texas 75205, was originally incorporated on October 31, 2023.

2. The Delaware Corporation was converted into a corporation incorporated under the laws of the State of Texas under the name "TXSE Group Inc." on May 1, 2026 pursuant to a plan of conversion under which the Delaware Corporation converted to the Corporation.

FIRST: The name of the Corporation is TXSE Group Inc. The Corporation is a for-profit corporation.

SECOND: The address of the initial registered office of the Corporation in the State of Texas is 1501 S. MoPac Expy., Suite 220, Austin, TX 78746. The name of the Corporation's initial registered agent at such address is Capitol Corporate Services, Inc. The initial mailing address of the Corporation is 4550 Travis Street, Suite 650, Dallas, Texas 75205.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Texas Business Organizations Code, as amended (the "***TBOC***").

FOURTH:

(a) *Authorized Stock.* The total number of shares of all classes of stock that the Corporation is authorized to issue is one hundred million (100,000,000) shares, of which:

(i) Ninety million (90,000,000) shares shall be shares of common stock, par value $0.001 per share (the "***Common Stock***"), of which forty million (40,000,000) are designated as Voting Common Stock ("***Voting Common Stock***"), ten million (10,000,000) are designated as Non-Voting Common Stock ("***Non-Voting Common Stock***"), ten million (10,000,000) are designated as Non-Voting SLHC Common Stock ("***Non-Voting SLHC Common Stock***"); and thirty million (30,000,000) are designated as Non-Voting BHC Common Stock ("***Non-Voting BHC Common Stock***"); and

(ii) Ten million (10,000,000) shares shall be shares of preferred stock, par value $0.001 per share (the "***Preferred Stock***").

(b) *Common Stock.* The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Voting Common Stock, Non-Voting Common Stock, Non-Voting SLHC Common Stock, and Non-Voting BHC Common Stock are identical, other than in respect of voting and conversion rights as set forth herein, and, except as otherwise provided herein, for all purposes under this Certificate of Formation (the "***Certificate of Formation***"), the Voting Common Stock, Non-Voting Common Stock, Non-Voting SLHC Common Stock, and Non-Voting BHC Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(c) *Preferred Stock.* The Board of Directors of the Corporation (the "***Board***") is authorized, by resolution or resolutions, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in one or more series, and by filing a statement of resolution pursuant to the applicable law of the State of Texas, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, including without limitation the following:

(i) the distinctive serial designation of such series that shall distinguish it from other series;

(ii) the number of shares of such series, which number the Board may thereafter (except where otherwise provided in the statement of resolution) increase or decrease (but not below the number of shares of such series then outstanding);

(iii) whether dividends shall be payable to the holders of the shares of such series and, if so, the basis on which such holders shall be entitled to receive dividends (which may include, without limitation, a right to receive such dividends or distributions as may be declared on the shares of such series by the Board, a right to receive such dividends or distributions, or any portion or multiple thereof, as may be declared on the Common Stock or any other class of stock or, in addition to or in lieu of any other right to receive dividends, a right to receive dividends at a particular rate or at a rate determined by a particular method, in which case such rate or method of determining such rate may be set forth), the form of such dividend, any conditions on which such dividends shall be payable and the date or dates, if any, on which such dividends shall be payable;

(iv) whether dividends on the shares of such series shall be cumulative and, if so, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

(v) the amount or amounts, if any, that shall be payable out of the assets of the Corporation to the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, and the relative rights of priority, if any, of payment of the shares of such series;

(vi) the price or prices (in cash, securities or other property or a combination thereof) at which, the period or periods within which, and the terms and conditions upon which, the shares of such series may be redeemed, in whole or in part, at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events;

(vii) the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices (in cash, securities or other property or a combination thereof) at which, the period or periods within which, and the terms and conditions upon which, the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(viii) whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the Corporation or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or any other securities or property of the Corporation or any other entity, and the price or prices (in cash, securities or other property or a combination thereof) or rate or rates of conversion or exchange and any adjustments applicable thereto;

(ix) whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights required by law, and if so the terms of such voting rights, which may provide, among other things and subject to the other provisions of this Certificate of Formation, that each share of such series shall carry one vote or more or less than one vote per share, that the holders of such series shall be entitled to vote on certain matters as a separate class (which for such purpose may be comprised solely of such series or of such series and one or more other series or classes of stock of the Corporation); and

(x) any other relative rights, powers, preferences and limitations of this series.

For all purposes, this Certificate of Formation shall include each statement of resolution (if any) setting forth the terms of a series of Preferred Stock. Subject to the rights, if any, of the holders of any series of Preferred Stock set forth in a statement of resolution, an amendment of this Certificate of Formation to increase or decrease the number of authorized shares of Preferred Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board and approved by the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of stock of the Corporation entitled to vote thereon. Except as otherwise required by this Certificate of Formation, and notwithstanding any provision of the TBOC to the contrary, (y) all classes or series of stock are entitled to vote as a single class or series, and separate voting by class or series is not required, for the purpose of approving any matter, including in connection with any "fundamental action" or "fundamental business transaction" as defined in the TBOC, and (z) the approval of a "fundamental action" or "fundamental business transaction" as defined in the TBOC requires the affirmative vote of the holders of at least a majority of the voting power of all of the outstanding shares of stock entitled to vote thereon, voting together as a single class.

Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment of this Certificate of Formation that alters or changes the powers, preferences, special rights or other terms of one or more outstanding series of Preferred Stock if the holders of any such series are entitled, either separately or together with the holders of one or more other series of Preferred Stock, to vote thereon pursuant to this Certificate of Formation or the statement of resolution relating to such series of Preferred Stock, or pursuant to the TBOC as then in effect.

FIFTH: The Corporation affirmatively elects to be governed by Section 21.419 of the TBOC and any successor provision thereto. During any time that the Corporation has any class or series of its Common Stock listed on a national securities exchange (as defined in Section 1.002(55-a) of the TBOC) or has 500 or more shareholders, no shareholder (as defined in Section 21.551(2) of the TBOC) of the Corporation may institute or maintain a derivative proceeding in the right of the Corporation unless such shareholder, at the time the derivative proceeding is instituted, holds at least 3% of the outstanding shares of the Corporation.

SIXTH:

(a) *Definitions*. As used in this Certificate of Formation:

(i) the term "***Act***" shall mean the Securities Exchange Act of 1934, as amended;

(ii) the term "***BHC Entity***" shall mean any of BofA, Goldman, and JPM.

(iii) the term "***beneficially owned***" shall have the meaning set forth in Rule 13d-3 and Rule 13d-5 under the Act, as amended;

(iv) the term "***BofA***" shall mean Banc of America Strategic Investments Corporation.

(v) the term "***Exchange***" shall mean any national securities exchange registered with the Securities and Exchange Commission ("***SEC***");

(vi) the term "***Goldman***" shall mean Goldman Sachs PSI Global Holdings, LLC.

(vii) the term "***JPM***" shall mean JPMC Strategic Investments I Corporation.

(viii) the term "***Person***" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof;

(ix) the term "***Regulated Securities Exchange Subsidiary***" shall mean any Exchange controlled, directly or indirectly, by the Corporation, including the Texas Securities Exchange LLC, a Texas limited liability company; and

(x) the term "***Related Persons***" shall mean (A) in the case of any Person, all "affiliates" (as such term is defined in Rule 12b-2 under the Act) of such Person; (B) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as Texas Stock Exchange LLC or its successor (hereinafter, any such Person, a "***Member***"), any Person that is associated with the Member (as determined using the definition of "person associated with a member" in Section 3(a)(21) of the Act); (C) any two or more Persons that have any agreement, arrangement or understanding (whether or not in writing), other than the Stockholders' Agreement, to act together for the purpose of acquiring, voting, holding or disposing of shares of the stock of the Corporation; (D) in the case of a Person that is a company, corporation or similar entity, any "executive officer" (as defined under Rule 3b-7 of the Act) or director of such Person and, in the case of a Person that is a partnership or a limited liability company, any general partner, managing member or manager of such Person, as applicable; (E) in the case of a Person that is a natural person and Member, any broker or dealer that is also a Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such natural person, or any relative of such spouse who has the same home as such natural person or who is a director or officer of the Corporation or any of the Corporation's parents or subsidiaries; (G) in the case of a Person that is an "executive officer" (as defined under Rule 3b-7 under the Act), or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(xi) the term "***Stockholders' Agreement***" shall mean the Eighth Amended and Restated Stockholders' Agreement, dated as of May 1, 2026, to which the Corporation is a party, as amended from time to time.

(b) *Rules of Construction.* As used in this Certificate of Formation, unless the context otherwise requires:

(i) the term "including" means including without limitation;

(ii) "or" means and/or;

(iii) words in the singular include the plural, and words in the plural include the singular; and

(iv) "herein," "hereof" and other words of similar import refer to this Certificate of Formation as a whole and not to any particular Article, Section or other subdivision.

SEVENTH:

(a) *Voting Limitation.*

(i) Notwithstanding any other provision of this Certificate of Formation, for so long as the Corporation shall directly or indirectly control any Regulated Securities Exchange Subsidiary, (x) no Member, either alone or together with its Related Persons, as of any record date for the determination of shareholders entitled to vote on any matter, shall be entitled to vote or cause the voting of shares of stock of the Corporation, beneficially owned directly or indirectly by such Member or its Related Persons, in person or by proxy or through any voting agreement or other arrangement, to the extent that such shares represent in the aggregate more than 20% of the then-outstanding votes entitled to be cast on such matter, without giving effect to this Article Seventh, and the Corporation shall disregard any such votes purported to be cast in excess of such limitation; and (y) if any Member, either alone or together with its Related Persons, is party to any agreement, plan or other arrangement relating to shares of stock of the Corporation entitled to vote on any matter with any other Person, either alone or together with its Related Persons, under circumstances that would result in shares of stock of the Corporation that would be subject to such agreement, plan or other agreement not being voted on any matter, or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Member, either alone or together with its Related Persons, with the right to vote any shares of stock of the Corporation, but for this Article Seventh, to vote, possess the right to vote or cause the voting of shares of stock of the Corporation that would exceed 20% of the then-outstanding votes entitled to be cast on such matter (assuming that all shares of stock of the Corporation that are subject to such agreement, plan or arrangement are not outstanding votes entitled to be cast on such matter) (the "***Recalculated Voting Limitation***"), then the Member with such right to vote shares of stock of the Corporation, either alone or together with its Related Persons, shall not be entitled to vote or cause the voting of shares of stock of the Corporation beneficially owned by such Member, either alone or together with its Related Persons, in person or by proxy or through any voting agreement or other arrangement, to the extent that such shares represent in the aggregate more than the Recalculated Voting Limitation, and the Corporation shall disregard any such votes purported to be cast in excess of the Recalculated Voting Limitation.

(A) If and to the extent that shares of stock of the Corporation beneficially owned by any Member or its Related Persons are held of record by any other Person, this Section (a) of this Article Seventh shall be enforced against such record owner by limiting the votes entitled to be cast by such record owner in a manner that will accomplish the limitations contained in this Section (a) of this Article Seventh applicable to such Member and its Related Persons.

(B) The limitations set forth in the first paragraph of this Section (a) of this Article Seventh shall not apply to (x) any solicitation of any revocable proxy from any shareholder of the Corporation by or on behalf of the Corporation or by any officer or director of the Corporation acting on behalf of the Corporation or (y) any solicitation of any revocable proxy from any shareholder of the Corporation by any other shareholder that is conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Act (other than a solicitation pursuant to Rule 14a-2(b)(2) promulgated under the Act, with respect to which this Section (a) of this Article Seventh shall apply).

(C) For purposes of this Section (a) of this Article Seventh, no Member shall be deemed to have any agreement, arrangement or understanding to act together with respect to voting shares of stock of the Corporation solely because such Member or any of such Member's Related Persons has or shares the power to vote or direct the voting of such shares of stock as a result of (x) any solicitation of any revocable proxy from any shareholder of the Corporation by or on behalf of the Corporation or by any officer or director of the Corporation acting on behalf of the Corporation or (y) any solicitation of any revocable proxy from any shareholder of the Corporation by any other shareholder that is conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Act (other than a solicitation pursuant to Rule 14a-2(b)(2) promulgated under the Act, with respect to which this Section (a) of this Article Seventh shall apply), except if such power (or the arrangements relating thereto) is then reportable under Item 6 of Schedule 13D under the Act (or any similar provision of a comparable or successor report).

(ii) *Non-Voting Stock.* Except as otherwise required by law, shares of Non-Voting Common Stock, Non-Voting SLHC Common Stock, and Non-Voting BHC Common Stock shall be non-voting and shall not be counted or treated as outstanding for purposes of any resolution or consent under this Certificate of Formation; provided, that so long as any shares of Non-Voting Common Stock, Non-Voting SLHC Common Stock, or Non-Voting BHC Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock (with respect to matters described in clause (w)), Non-Voting SLHC Common Stock (with respect to matters described in clause (x)), or Non-Voting BHC Common Stock (with respect to matters described in clause (z)) or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock (with respect to matters described in clause (w)), Non-Voting SLHC Common Stock (with respect to matters described in clause (x)), or Non-Voting BHC Common Stock (with respect to matters described in clause (z)) at a meeting of the holders of Non-Voting Common Stock, Non-Voting SLHC Common Stock, or Non-Voting BHC Common Stock (as applicable) duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Formation or Bylaws so as (w) to adversely affect (disproportionately relative to the Voting Common Stock) the powers, preferences, or special rights of the Non-Voting Common Stock, (x) significantly and adversely affect (disproportionately relative to Voting Common Stock) the powers, preferences, or special rights of the Non-Voting SLHC Common Stock, or (z) significantly and adversely affect (disproportionately relative to Voting Common Stock) the powers, preferences, or special rights of the Non-Voting BHC Common Stock; provided, further, that neither (y) any increase in the amount of the authorized or issued Non-Voting Common Stock, Non-Voting SLHC Common Stock, or Non-Voting BHC Common Stock or any securities convertible into Non-Voting Common Stock, Non-Voting SLHC Common Stock, or Non-Voting BHC Common Stock (including Voting Common Stock) nor (z) the creation or issuance, or an increase in the authorized or issued amount, of any series Preferred Stock, or any securities convertible into Preferred Stock, ranking equal with and/or junior to the Non-Voting Common Stock, Non-Voting SLHC Common Stock, and Non-Voting BHC Common Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon the Corporation's liquidation, dissolution or winding up, in either case, will, in and of itself, be deemed to adversely affect the powers, preferences, or special rights of the Non-Voting Common Stock, Non-Voting SLHC Common Stock, or Non-Voting BHC Common Stock and neither holders of the Non-Voting Common Stock, holders of the Non-Voting SLHC Common Stock, nor holders of the Non-Voting BHC Common Stock will have any right to vote on or consent to such action solely by reason of such an increase, creation or issuance.

(iii) *Conversion of Voting Stock and Non-Voting Common Stock.*

(A) Upon a transfer by any holder of any issued and outstanding shares of Non-Voting Common Stock to a person other than any Related Person of such holder, the shares of Non-Voting Common Stock so transferred shall automatically, without any action on the part of the transferor, the transferee or the Corporation, be converted into an equal number of shares of Voting Common Stock upon the consummation of such transfer (the date on which such conversion occurs, a "***Conversion Date***"). Upon (i) for certificated shares of Non-Voting Common Stock, surrender of the certificate or certificates representing the shares so transferred and converted, or (ii) for uncertificated shares of Non-Voting Common Stock, receipt by the Corporation or its transfer agent of proper transfer instructions from the registered owner of such uncertificated shares or such holder's duly authorized attorneys and legal representatives, such shares of Non-Voting Common Stock shall be canceled, and the Corporation shall issue in accordance with the transferring holder's instructions new uncertificated shares or certificates representing the shares of Voting Common Stock into which such transferred shares of Non-Voting Common Stock have been converted. The effectiveness of any conversion of any shares of Non-Voting Common Stock into shares of Voting Common Stock is subject to the expiration or early termination of any applicable premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(B) If the Corporation (i) issues to all holders of the Voting Common Stock (A) shares of securities or assets of the Corporation (other than shares of Common Stock or cash) as a dividend on the Voting Common Stock, or (B) certain rights or warrants entitling them for a period of sixty (60) days or less to purchase shares of Voting Common Stock at less than the current market value of the Voting Common Stock at that time, in each case, then the Corporation will make such provision as is necessary so that the holder of Non-Voting Common Stock receives (upon cancellation of such shares of Non-Voting Common Stock in the event of a tender offer or exchange offer) the same dividend or other asset or property, if any, as it would have received in connection with such Adjustment Event (as defined below) if it had been the holder on the record date (or the date such event is effective, as the case may be) of the number of shares of Voting Common Stock into which the shares of Non-Voting Common Stock held by such holder of Non-Voting Common Stock are then convertible; or (ii) purchases shares of Voting Common Stock pursuant to a tender offer or exchange offer generally available to holders of Voting Common Stock (subject to customary securities laws limitations) at above the current market value of the Voting Common Stock at that time, and in each such case the record date with respect to such event (or the date such event is effective, as the case may be) occurs on or after the date that any shares of Non-Voting Common Stock are first issued and prior to a Conversion Date (each such event described in (i)-(ii), an "***Adjustment Event***"), then the Corporation will make such provision to extend such tender offer or exchange offer on equivalent terms to the holders of Non-Voting Common Stock; *provided*, that, to the extent that it is not reasonably practicable for the Corporation to make such provision, the terms of the Non-Voting Common Stock shall be adjusted to provide the holder of Non-Voting Common Stock with an economic benefit comparable to that which it would have received had such provision been made; it being understood that this paragraph (a)(iii)(B) shall not apply to the extent that any holder of Non-Voting Common Stock participates, or is permitted to participate, on a *pro rata* as-converted basis with the holders of Voting Common Stock. Notwithstanding anything to the contrary herein, this right shall not allow BlackRock, Inc. ("***BlackRock***") or its Related Persons to acquire a higher percentage of any class of voting securities of the Corporation than BlackRock and its Related Persons beneficially owned immediately prior to the event.

(C) If any action by the Corporation, which may include the issuance of additional Voting Common Stock (any such action, an "***Additional Issuance***"), would have the effect of increasing the percentage of Voting Common Stock held by BlackRock and its Related Persons in excess of 4.99% of the Voting Common Stock on issue (the "***Voting Cap***") immediately following that action, then any such shares of Voting Common Stock in excess of the Voting Cap shall automatically, without any action on the part of the BlackRock or the Corporation, be converted into an equal number of shares of Non-Voting Common Stock.

(D) The shares of Voting Common Stock shall be convertible into shares of Non-Voting Common Stock, Non-Voting SLHC Common Stock, or Non-Voting BHC Common Stock on a one-to-one basis at any time and from time to time at the option of the holder. Any such conversion shall be effected by (i) the delivery to the Corporation or its transfer agent of written notice by the holder of such Voting Common Stock, stating that such holder desires to convert the shares of Voting Common Stock, or a stated number of shares, into an equal number of shares of the Non-Voting Common Stock, Non-Voting SLHC Common Stock, or Non-Voting BHC Common Stock, and (ii) for certificated shares of Voting Common Stock, the surrender to the Corporation or its transfer agent of the certificate or certificates representing the Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the shares of Non-Voting Common Stock, Non-Voting SLHC Common Stock, or Non-Voting BHC Common Stock are to be issued and, for certificated shares, shall include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice, and, for certificated shares, surrender of such certificates, issue in accordance with the converting holder's instructions the shares of Non-Voting Common Stock, Non-Voting SLHC Common Stock, or Non-Voting BHC Common Stock issuable upon such conversion, and, for certificated shares, the Corporation will deliver to the converting holder a certificate representing any shares of Voting Common Stock which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion that were not converted. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such written notice of conversion and, for certificated shares, such surrendered certificate or certificates shall have been received by the Corporation.

(E) In connection with any proposed conversion to be effected pursuant to paragraph (a)(iii)(A) or (D), either the Corporation or the holder seeking to convert such shares of Common Stock may request that the parties enter into a customary exchange agreement to effect such conversion.

(iv) *Conversion of Voting Stock and Non-Voting SLHC Common Stock.*

(A) Notwithstanding anything in this Certificate of Formation to the contrary, The Charles Schwab Corporation ("***Schwab***") (together with its "affiliates") shall not have the ability to own or otherwise "control" more than 4.99%, or such other percentage as Schwab may specify upon its written election, of the Voting Common Stock (such percentage to be calculated to be (x) inclusive of any Voting Common Stock that Schwab and its affiliates may obtain pursuant to a financial instrument owned by Schwab or its affiliates that is convertible into, exercisable for, exchangeable for, or otherwise may become Voting Common Stock and (y) exclusive of any Voting Common Stock that any other shareholder may obtain pursuant to such a financial instrument) ("***Schwab Voting Limit***"). Any Voting Common Stock controlled by Schwab and its affiliates in excess of the Schwab Voting Limit shall therefore immediately and automatically, without any action on the part of any Member or the Corporation, be converted into an equal number of shares of Non-Voting SLHC Common Stock. For purposes of this paragraph (a)(iv)(A), "affiliate" shall have the same meaning as that term is defined for purposes of the Home Owners' Loan Act of 1933, as amended ("***HOLA***"). For purposes of this paragraph (a)(iv)(A), "control" shall have the same meaning as that term is defined for purposes of Section 238.2(e) of Regulation LL of the Board of Governors of the Federal Reserve System (12 C.F.R. § 238.2(e)).

(B) Upon a transfer by any holder of any issued and outstanding shares of Non-Voting SLHC Common Stock to a person other than any "affiliate" (as that term is defined for purposes of HOLA) of such holder, the shares of Non-Voting SLHC Common Stock so transferred shall automatically, without any action on the part of the transferor, the transferee or the Corporation, be converted into an equal number of shares of Voting Common Stock upon the consummation of such transfer (the date on which such conversion occurs, a "***SLHC Conversion Date***"), but only if such Non-Voting SLHC Common Stock is transferred to such third party pursuant to a transfer that is: (i) to the Corporation; (ii) in a transaction in which no transferee (or group of associated transferees) would receive 2% or more of the outstanding shares of any class of voting shares of the Corporation; (iii) in a widespread public distribution; or (iv) to a transferee that would control more than 50% of every class of voting shares of the Corporation without any transfer from the transferor. For purposes of this paragraph (a)(iv)(B), "class of voting shares" has the same meaning as that term is defined for purposes of Section 238.2(r)(3) of Regulation LL of the Board of Governors of the Federal Reserve System (12 C.F.R. § 238.2(r)(3)). Upon (x) for certificated shares of Non-Voting SLHC Common Stock, surrender of the certificate or certificates representing the shares so transferred and converted, or (y) for uncertificated shares of Non-Voting SLHC Common Stock, receipt by the Corporation or its transfer agent of proper transfer instructions from the registered owner of such uncertificated shares or such holder's duly authorized attorneys and legal representatives, such shares of Non-Voting SLHC Common Stock shall be canceled, and the Corporation shall issue in accordance with the transferring holder's instructions new uncertificated shares or certificates representing the shares of Voting Common Stock into which such transferred shares of Non-Voting SLHC Common Stock have been converted. The effectiveness of any conversion of any shares of Non-Voting SLHC Common Stock into shares of Voting Common Stock is subject to the expiration or early termination of any applicable premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(C) If the Corporation (i) issues to all holders of the Voting Common Stock (A) shares of securities or assets of the Corporation (other than shares of Common Stock or cash) as a dividend on the Voting Common Stock, or (B) certain rights or warrants entitling them for a period of sixty (60) days or less to purchase shares of Voting Common Stock at less than the current market value of the Voting Common Stock at that time, in each case, then the Corporation will make such provision as is necessary so that the holder of Non-Voting SLHC Common Stock receives (upon cancellation of such shares of Non-Voting SLHC Common Stock in the event of a tender offer or exchange offer) the same dividend or other asset or property, if any, as it would have received in connection with such SLHC Adjustment Event (as defined below) if it had been the holder on the record date (or the date such event is effective, as the case may be) of the number of shares of Voting Common Stock into which the shares of Non-Voting SLHC Common Stock held by such holder of Non-Voting SLHC Common Stock would be convertible as if the conditions of paragraph (a)(iv)(B) were satisfied; or (ii) purchases shares of Voting Common Stock pursuant to a tender offer or exchange offer generally available to holders of Voting Common Stock (subject to customary securities laws limitations) at above the current market value of the Voting Common Stock at that time, and in each such case the record date with respect to such event (or the date such event is effective, as the case may be) occurs on or after the date that any shares of Non-Voting SLHC Common Stock are first issued and prior to a SLHC Conversion Date (each such event described in (i)-(ii), an "***SLHC Adjustment Event***"), then the Corporation will make such provision to extend such tender offer or exchange offer on equivalent terms to the holders of Non-Voting SLHC Common Stock; *provided*, that, to the extent that it is not reasonably practicable for the Corporation to make such provision, the terms of the Non-Voting SLHC Common Stock shall be adjusted to provide the holder of Non-Voting Common Stock with an economic benefit comparable to that which it would have received had such provision been made; it being understood that this paragraph (a)(iv)(C) shall not apply to the extent that any holder of Non-Voting SLHC Common Stock participates, or is permitted to participate, on a *pro rata* as-converted basis with the holders of Voting Common Stock.

(D) Non-Voting SLHC Common Stock shall automatically convert into Voting Common Stock without any action on the part of the holder thereof or the Corporation immediately following an issuance of Voting Common Stock by the Corporation or other event having a dilutive effect on such holder's ownership of the Voting Common Stock ("***Non-Dilution Conversion Event***"); *provided*, that, the number of Non-Voting SLHC Common Stock that so convert shall be equal to the number that results in the relevant holder of Non-Voting SLHC Common Stock controlling the same percentage of Voting Common Stock that the holder controlled immediately prior to the Non-Dilution Conversion Event (or all of such holder's Non-Voting SLHC Common Stock holder's Non-Voting SLHC Common Stock if such holder does not own a sufficient number of Non-Voting SLHC Common Stock to maintain its percentage of Voting Common Stock) and under no circumstances shall a conversion of Non-Voting SLHC Common Stock pursuant to this paragraph (a)(iv)(D) result in a holder of Non-Voting SLHC Common Stock controlling a greater percentage of Voting Common Stock than it controlled immediately prior to the Non-Dilution Conversion Event.

(E) In connection with any proposed conversion to be effected pursuant to paragraph (a)(iv)(A), either the Corporation or the holder seeking to convert such shares of Voting Common Stock may request that the parties enter into a customary exchange agreement to effect such conversion.

(F) For as long as Schwab is a shareholder of this Corporation, this Section (a)(iv) of this Article Seventh may not be amended or terminated and the provisions hereof may not be waived without consent of Schwab.

(v) *Conversion of Voting Stock and Non-Voting BHC Common Stock.*

(A) Notwithstanding anything in this Certificate of Formation to the contrary, a BHC Entity (together with its "affiliates") shall not have the ability to own or otherwise "control" more than 4.99%, or such other percentage as such BHC Entity may specify upon its written election, of the Voting Common Stock (such percentage to be calculated to be (x) inclusive of any Voting Common Stock that such BHC Entity and its affiliates may obtain pursuant to a financial instrument owned by such BHC Entity or its affiliates that is convertible into, exercisable for, exchangeable for, or otherwise may become Voting Common Stock and (y) exclusive of any Voting Common Stock that any other shareholder may obtain pursuant to such a financial instrument) (with respect to such BHC Entity, the "***BHC Voting Limit***"). Any Voting Common Stock controlled by such BHC Entity and its affiliates in excess of its respective BHC Voting Limit shall therefore immediately and automatically, without any action on the part of any Member or the Corporation, be converted into an equal number of shares of Non-Voting BHC Common Stock. For purposes of this paragraph (a)(v)(A), "affiliate" shall have the same meaning as that term is defined for purposes of the U.S. Bank Holding Company Act of 1956, as amended ("***BHCA***"). For purposes of this paragraph (a)(v)(A), "control" shall have the same meaning as that term is defined for purposes of Section 225.2(e) of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. § 225.2(e)).

(B) Upon a transfer by any holder of any issued and outstanding shares of Non-Voting BHC Common Stock to a person other than any "affiliate" (as that term is defined for purposes of BHCA) of such holder, the shares of Non-Voting BHC Common Stock so transferred shall automatically, without any action on the part of the transferor, the transferee or the Corporation, be converted into an equal number of shares of Voting Common Stock upon consummation of such transfer (the date on which such conversion occurs, a "***BHC Conversion Date***"), but only if such Non-Voting BHC Common Stock is transferred to such third party pursuant to a transfer that is: (i) to the Corporation; (ii) in a transaction in which no transferee (or group of associated transferees) would receive 2% or more of the outstanding shares of any class of voting shares of the Corporation; (iii) in a widespread public distribution; or (iv) to a transferee that would control more than 50% of every class of voting shares of the Corporation without any transfer from the transferor. For purposes of this paragraph (a)(v)(B), "class of voting shares" has the same meaning as that term is defined for purposes of Section 225.2(q)(3) of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. § 225.2(q)(3)). Upon (x) for certificated shares of Non-Voting BHC Common Stock, surrender of the certificate or certificates representing the shares so transferred and converted, or (y) for uncertificated shares of Non-Voting BHC Common Stock, receipt by the Corporation or its transfer agent of proper transfer instructions from the registered owner of such uncertificated shares or such holder's duly authorized attorneys and legal representatives, such shares of Non-Voting BHC Common Stock shall be canceled, and the Corporation shall issue in accordance with the transferring holder's instructions new uncertificated shares or certificates representing the shares of Voting Common Stock into which such transferred shares of Non-Voting BHC Common Stock have been converted. The effectiveness of any conversion of any shares of Non-Voting BHC Common Stock into shares of Voting Common Stock is subject to the expiration or early termination of any applicable premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(C) If the Corporation (i) issues to all holders of the Voting Common Stock (A) shares of securities or assets of the Corporation (other than shares of Common Stock or cash) as a dividend on the Voting Common Stock, or (B) certain rights or warrants entitling them for a period of sixty (60) days or less to purchase shares of Voting Common Stock at less than the current market value of the Voting Common Stock at that time, in each case, then the Corporation will make such provision as is necessary so that the holder of Non-Voting BHC Common Stock receives (upon cancellation of such shares of Non-Voting BHC Common Stock in the event of a tender offer or exchange offer) the same dividend or other asset or property, if any, as it would have received in connection with such BHC Adjustment Event (as defined below) if it had been the holder on the record date (or the date such event is effective, as the case may be) of the number of shares of Voting Common Stock into which the shares of Non-Voting BHC Common Stock held by such holder of Non-Voting BHC Common Stock would be convertible as if the conditions of paragraph (a)(v)(B) were satisfied; or (ii) purchases shares of Voting Common Stock pursuant to a tender offer or exchange offer generally available to holders of Voting Common Stock (subject to customary securities laws limitations) at above the current market value of the Voting Common Stock at that time, and in each such case the record date with respect to such event (or the date such event is effective, as the case may be) occurs on or after the date that any shares of Non-Voting BHC Common Stock are first issued and prior to a BHC Conversion Date (each such event described in (i)-(ii) an "***BHC Adjustment Event***"), then the Corporation will make such provision to extend such tender offer or exchange offer on equivalent terms to the holders of Non-Voting BHC Common Stock; *provided*, that, to the extent that it is not reasonably practicable for the Corporation to make such provision, the terms of the Non-Voting BHC Common Stock shall be adjusted to provide the holder of Non-Voting Common Stock with an economic benefit comparable to that which it would have received had such provision been made; it being understood that this paragraph (a)(v)(C) shall not apply to the extent that any holder of Non-Voting BHC Common Stock participates, or is permitted to participate, on a *pro rata* as-converted basis with the holders of Voting Common Stock.

(D) Non-Voting BHC Common Stock shall automatically convert into Voting Common Stock without any action on the part of the holder thereof or the Corporation immediately following an issuance of Voting Common Stock by the Corporation or other event having a dilutive effect on such holder's ownership of the Voting Common Stock ("***Non-Dilution Conversion Event***"); *provided*, that, the number of Non-Voting BHC Common Stock that so convert shall be equal to the number that results in the relevant holder of Non-Voting BHC Common Stock controlling the same percentage of Voting Common Stock that the holder controlled immediately prior to the Non-Dilution Conversion Event (or all of such holder's Non-Voting BHC Common Stock holder's Non-Voting BHC Common Stock if such holder does not own a sufficient number of Non-Voting BHC Common Stock to maintain its percentage of Voting Common Stock) and under no circumstances shall a conversion of Non-Voting BHC Common Stock pursuant to this paragraph (a)(v)(D) result in a holder of Non-Voting BHC Common Stock controlling a greater percentage of Voting Common Stock than it controlled immediately prior to the Non-Dilution Conversion Event.

(E) In connection with any proposed conversion to be effected pursuant to paragraph (a)(v)(A), either the Corporation or holder seeking to convert such shares of Voting Common Stock may request that the parties enter into a customary exchange amendment effect such conversion.

(F) For as long as a BHC Entity is a shareholder of this Corporation, this Section (a)(v) of this Article Seventh may not be amended or terminated and the provisions hereof may not be waived without the consent of such BHC Entity.

(b) *Ownership Limitations.*

(i) For so long as the Corporation shall directly or indirectly control any Regulated Securities Exchange Subsidiary, except as otherwise provided in this Section (b) of this Article Seventh:

(A) no Person, either alone or together with its Related Persons, shall be permitted at any time to beneficially own, directly or indirectly, shares of stock of the Corporation representing in the aggregate more than 40% of the then-outstanding shares of stock of the Corporation; and

(B) no Member, either alone or together with its Related Persons, may beneficially own, directly or indirectly, shares of stock of the Corporation representing in the aggregate more than 20% of the then-outstanding shares of stock of the Corporation.

(ii) The ownership limitation in Section (b)(i)(A) of this Article Seventh shall apply to each Person unless and until:

(A) such Person shall have delivered to the Corporation not less than forty-five (45) days (or such shorter period as the Board shall expressly consent to) prior to the acquisition of any shares that would cause such Person (either alone or together with its Related Persons) to exceed such ownership limitation, a notice in writing, of such Person's intention to acquire such ownership;

(B) the Board shall have resolved to expressly permit such ownership; and

(C) such resolution shall have been filed with, and approved by, the SEC under Section 19(b) of the Act and shall have become effective thereunder.

(iii) Subject to its fiduciary obligations under applicable law, the Board shall not adopt any resolution permitting ownership in excess of the ownership limitation in Section (b)(i)(A) of this Article Seventh above unless the Board shall have determined that:

(A) such acquisition of beneficial ownership by such Person, either alone or together with its Related Persons, will not impair the ability of the Corporation or any Regulated Securities Exchange Subsidiary or any entity controlled by the Corporation that is not itself a Regulated Securities Exchange Subsidiary but that directly or indirectly controls a Regulated Securities Exchange Subsidiary to discharge their respective responsibilities under the Act and the rules and regulations thereunder and is otherwise in the best interests of the Corporation, its shareholders and any Regulated Securities Exchange Subsidiary;

(B) such acquisition of beneficial ownership by such Person, either alone or together with its Related Persons, will not impair the SEC's ability to enforce the Act. In making such determinations under clauses (A) and (B) of this Section (b)(iii) of this Article Seventh, the Board may impose such conditions and restrictions on such Person and its Related Persons owning any shares of stock of the Corporation entitled to vote on any matter as the Board may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the governance of the Corporation;

(C) neither such Person nor any of its Related Persons is subject to any "statutory disqualification" (as defined in Section 3(a)(39) of the Act); and

(D) for so long as the Corporation directly or indirectly controls any Regulated Securities Exchange Subsidiary, neither such Person nor any of its Related Persons is a Member.

(iv) If any Person, either alone or together with its Related Persons, at any time purports to acquire beneficial ownership of shares of stock of the Corporation in violation of the provisions of this Section (b) of this Article Seventh, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Section (b) and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares whether upon liquidation or otherwise. If any Person, either alone or together with its Related Persons, purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of Section (a) of this Article Seventh, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(v) If any Person, either alone or together with its Related Persons, at any time beneficially owns shares of stock of the Corporation in violation of the provisions of this Section (b) of this Article Seventh, the Corporation shall redeem promptly, at a price equal to the par value of such shares of stock and to the extent funds are legally available therefor, that number of shares of stock of the Corporation necessary so that such Person, together with its Related Persons, shall beneficially own directly or indirectly shares of stock of the Corporation not in violation of the provisions of this Section (b) of this Article Seventh, after taking into account that such redeemed shares shall become treasury shares and shall no longer be deemed to be outstanding.

(vi) If any shares of stock of the Corporation shall be represented by a certificate, a legend shall be placed on such certificate to the effect that such shares of stock are subject to the ownership limitations as set forth in this Section (b) of this Article Seventh. If the shares of stock shall be uncertificated, a notice of such restrictions and limitations shall be included in the statement of ownership provided to the holder of record of such shares of stock.

(c) *Redemptions.*

(i) In the event the Corporation shall redeem shares of stock (the "***Redeemed Stock***") of the Corporation pursuant to any provision of this Article Seventh, notice of such redemption shall be given by first class mail, postage prepaid, mailed not less than five business nor more than sixty (60) calendar days prior to the redemption date, to the holder of the Redeemed Stock, at such holder's address as the same appears on the stock register of the Corporation. Each such notice shall state: (w) the redemption date; (x) the number of shares of Redeemed Stock to be redeemed; (y) the aggregate redemption price, which shall equal the aggregate par value of such shares; and (z) the place or places where such Redeemed Stock is to be surrendered for payment of the aggregate redemption price. Failure to give notice as aforesaid, or any defect therein, shall not affect the validity of the redemption of Redeemed Stock. From and after the redemption date (unless the Corporation shall default in providing funds for the payment of the redemption price), the shares of Redeemed Stock which have been redeemed as aforesaid shall become treasury shares and shall no longer be deemed to be outstanding, and all rights of the holder of such Redeemed Stock as a shareholder of the Corporation (except the right to receive from the Corporation the redemption price against delivery to the Corporation of evidence of ownership of such shares) shall cease.

(ii) If and to the extent that shares of stock of the Corporation beneficially owned by any Person or its Related Persons are held of record by any other Person, this Article Seventh shall be enforced against such record owner by requiring the redemption of shares of stock of the Corporation held by such record owner in accordance with this Article Seventh, in a manner that will accomplish the limitations contained in Section (b) of this Article Seventh applicable to such Person and its Related Persons.

(d) *Right to Information.* The Corporation shall have the right to require any Person and its Related Persons that the Board reasonably believes (x) to be subject to the limitations contained in Section (a) of this Article Seventh, (y) to beneficially own shares of stock of the Corporation in violation of the provisions of Section (b) of this Article Seventh, or (z) to beneficially own an aggregate of 5% or more of the then outstanding shares of stock of the Corporation entitled to vote on any matter, which ownership such Person, either alone or together with its Related Persons, has not reported to the Corporation, to provide to the Corporation, upon the Corporation's request, complete information as to all shares of stock of the Corporation beneficially owned by such Person and its Related Persons and any other factual matter relating to the applicability or effect of this Article Seventh as may reasonably be requested of such Person and its Related Persons. Any constructions, applications or determinations made by the Board pursuant to this Article Seventh in good faith and on the basis of such information and assistance as was then reasonably available for such purpose shall be conclusive and binding upon the Corporation and its directors, officers and shareholders.

EIGHTH:

(a) *Authority.* The governing body of the Corporation shall be the Board. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board.

(b) *Number of Directors.* The number of directors of the Corporation shall be fixed only by resolution of the Board in accordance with the Bylaws of the Corporation.

(c) *Initial Board of Directors.* The names and addresses of the persons who shall serve as the initial Board until the first annual meeting of the shareholders or until their successors be elected and qualify, or until their earlier death, resignation or removal, are as follows:

Name	Address
James H. Lee	4550 Travis Street, Suite 650 Dallas, Texas 75205
Thomas Long	4550 Travis Street, Suite 650 Dallas, Texas 75205

Tyson Tuttle	4550 Travis Street, Suite 650 Dallas, Texas 75205
James Richard Perry	4550 Travis Street, Suite 650 Dallas, Texas 75205
Paul Foster	4550 Travis Street, Suite 650 Dallas, Texas 75205
Richard Roberts	4550 Travis Street, Suite 650 Dallas, Texas 75205
Alex Bussandri	4550 Travis Street, Suite 650 Dallas, Texas 75205

NINTH: No Person that is subject to any "statutory disqualification" (as defined in Section 3(a)(39) of the Act) may be a director or officer of the Corporation.

TENTH:

(a) *Action by Written Consent of Shareholders.* Any action required or permitted to be taken by shareholders at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than a majority of the shares entitled to vote, or, if greater, not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted; *provided*, that from and after the effective date of any registration statement for the sale of shares of stock of the Corporation, any action required or permitted to be taken by the shareholders of the Corporation must be effected at a duly called annual or special meeting of shareholders of the Corporation and may not be effected by any consent in writing by such shareholders. Notwithstanding Section (a) of this Article Tenth, the holders of any series of Preferred Stock of the Corporation shall be entitled to take action by written consent to such extent, if any, as may be provided in the terms of such series.

(b) *Special Meetings.* Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to call a special meeting of the holders of such series, special meetings of shareholders of the Corporation may be called only by (i) (A) the Chairman of the Board, (B) the Chief Executive Officer, (C) the President or (D) the Board pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office or (ii) the holders of not less than 50% (or the highest percentage of ownership that may be set under the TBOC) of the Corporation's then outstanding shares of capital stock entitled to vote at such special meeting. The Board may postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the shareholders.

ELEVENTH: There shall be no cumulative voting in the election of directors.

TWELFTH:

(a) *Mandatory Indemnification.* The Corporation shall, to the fullest extent permitted by the TBOC or other applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Person (a

"***Covered Person***") who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***proceeding***"), by reason of the fact that he or she is or was a director, officer or member of a committee of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding if such Covered Person acted in good faith and in a manner such Covered Person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such Covered Person's conduct was unlawful. Notwithstanding the preceding sentence, except as otherwise provided in Section (c) of this Article Twelfth, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board.

(b) *Expenses*. Expenses (including attorneys' fees) actually and reasonably incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Corporation in advance of the final disposition of such proceeding; *provided*, that the Corporation shall not be required to advance any expenses to a Person against whom the Corporation directly brings an action, suit or proceeding alleging that such Person (i) committed an act or omission not in good faith or (ii) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only after delivery to the Corporation of (y) a written affirmation by the Covered Person of the Covered Person's good faith belief that the Covered Person has met the standard of conduct necessary for indemnification under Chapter 8 of the TBOC and (z) an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial determination or otherwise in accordance with Texas law that such Covered Person has not met that standard necessary for indemnification under Chapter 8 of the TBOC or is not entitled to be indemnified for such expenses under this Article Twelfth or the TBOC.

(c) *Suit to Recover*. If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Article Twelfth is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(d) *Deemed Contract*. The provisions of this Article Twelfth shall be deemed to be a contract between the Corporation and each Covered Person who serves in any such capacity at any time while this Article Twelfth is in effect, and any repeal or modification of any applicable law or of this Article Twelfth shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(e) *Permissive Indemnification*. Persons not expressly covered by the foregoing provisions of this Article Twelfth, such as those (x) who are or were employees or agents of the Corporation, or are or were serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, or (y) who are or were directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger in which the Corporation was the resulting or surviving corporation, or who are or were serving at the request of such constituent corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board.

(f) *Non-Exclusivity of Rights*. The rights conferred on any Covered Person by this Article Twelfth shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a Person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such Person.

(g) *Deduction.* The Corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

(h) *Repeal or Modification.* Any repeal or modification of the foregoing provisions of this Article Twelfth shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(i) *Insurance.* The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, manager, officer, trustee, employee or agent of the Corporation or another corporation, or of a partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Article Twelfth), whether or not the Corporation would have the power to indemnify such Person against such expense, liability or loss under the TBOC.

THIRTEENTH: The Corporation reserves the right to amend this Certificate of Formation, and to change or repeal any provision of the Certificate of Formation, in the manner prescribed at the time by statute, and all rights conferred upon shareholders by such Certificate of Formation are granted subject to this reservation. For so long as this Corporation shall control, directly or indirectly, any Regulated Securities Exchange Subsidiary, before any amendment to, or repeal of, any provision of this Certificate of Formation shall be effective, such amendment or repeal shall be submitted to the board of directors of each Regulated Securities Exchange Subsidiary, and if such amendment or repeal must be filed with or filed with and approved by the SEC, then such amendment or repeal shall not become effective until filed with or filed with and approved by the SEC, as the case may be.

FOURTEENTH: The Bylaws of the Corporation may be altered, amended or repealed, and new Bylaws may be adopted at any time, by the Board. Shareholders of the Corporation may alter, amend or repeal any Bylaw; *provided*, that in addition to any other vote which may be required by law, the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the shareholders of the Corporation to adopt, alter, amend or repeal any provision of the Corporation's Bylaws. For so long as this Corporation shall control, directly or indirectly, any Regulated Securities Exchange Subsidiary, before any amendment to, or repeal of, any provision of the Corporation's Bylaws shall be effective, such amendment or repeal shall be submitted to the board of directors of each Regulated Securities Exchange Subsidiary, and if such amendment or repeal must be filed with or filed with and approved by the SEC, then such amendment or repeal shall not become effective until filed with or filed with and approved by the SEC, as the case may be.

FIFTEENTH: A director or officer of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the TBOC as the same exists or may hereafter be amended. If the TBOC is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the TBOC as so amended. Any amendment, modification or repeal of this Article Fifteenth shall not adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

SIXTEENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Common Stock or any holder of Preferred Stock or any partner, member, director, shareholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Sixteenth will only be prospective and will not affect the rights under this Article Sixteenth in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Formation, in addition to any vote required by law, the affirmative vote of the shareholders holding a majority of the outstanding stock of each class will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Sixteenth.

SEVENTEENTH:

(a) *Jurisdiction*. The Corporation and its directors, officers, agents and employees irrevocably submit to the jurisdiction of the U.S. federal courts, the SEC and each Regulated Securities Exchange Subsidiary for the purposes of any suit, action or proceeding pursuant to U.S. federal securities laws or the rules or regulations thereunder commenced or initiated by the SEC arising out of, or relating to, a Regulated Securities Exchange Subsidiary's activities (and shall be deemed to agree that the Corporation will serve as the U.S. agent for purposes of service of process in such suit, action or proceeding), and hereby waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that they are not personally subject to the jurisdiction of the U.S. federal courts, the SEC and each Regulated Securities Exchange Subsidiary, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in, or by, such courts or agency.

(b) *Exclusive Forum*. Unless the Corporation consents in writing to the selection of an alternative forum, the Business Court in the First Business Court Division (the "***Business Court***") of the State of Texas (or, if the Business Court determines that it lacks jurisdiction, the federal district court for the Northern District of Texas, Dallas Division) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or shareholder of the Corporation to the Corporation or the Corporation's shareholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action arising pursuant to any provision of the TBOC or this Certificate of Formation or the Corporation's Bylaws (as either may be amended from time to time) or as to which the TBOC confers jurisdiction on the Business Court, (iv) any action to interpret, apply, enforce or determine the validity of this Certificate of Formation or the Corporation's Bylaws (as either may be amended from time to time), (v) any action asserting a claim related to or involving the Corporation that is governed by the internal affairs doctrine; (vi) any action asserting an "internal entity claim" as that term is defined in Section 2.115 of the TBOC; or (vii) any other action within the jurisdiction of the Business Court, including any claims within the supplemental jurisdiction of the Business Court. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Corporation shall be deemed to have notice of, and consented to, the provisions of this Section (b) of this Article Seventeenth, and shall be deemed to have irrevocably and unconditionally agreed that the Business Court shall be the sole and exclusive forum for the resolution of the foregoing disputes to the fullest extent permitted by law. If any action the subject matter of which is within the scope of this Section (b) of this Article Seventeenth is filed in a court other than the Business Court (or, if the Business Court determines that it lacks jurisdiction, the federal district court for the Northern District of Texas, Dallas Division) (a "***Foreign Action***") by or in the name of any shareholder, such shareholder shall be deemed to have notice of and consented to (y) the exclusive personal jurisdiction of the Business Court (or, if the Business Court determines that it lacks jurisdiction, the federal district court for the Northern District of Texas, Dallas Division) in connection with any action brought in any such court to enforce this Section (b) of this Article Seventeenth and (z) having service of process made upon such shareholder in any such action by service upon such shareholder's counsel in the Foreign Action as agent for such shareholder. The existence of any prior consent to, or selection of, an alternative forum by the Corporation shall not act as a waiver of the Corporation's ongoing consent right as set forth in this Section (b) of this Article Seventeenth with respect to any current or future actions or claims. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Notwithstanding the foregoing, unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Act.

(c) *Waiver of Jury Trial*. ANY PERSON OR ENTITY PURCHASING OR OTHERWISE ACQUIRING OR HOLDING ANY INTEREST IN SHARES OF STOCK OF THE CORPORATION SHALL BE DEEMED TO HAVE IRREVOCABLY AND UNCONDITIONALLY WAIVED ANY RIGHT IT MAY HAVE TO

A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION OR COUNTERCLAIM ASSERTING AN "INTERNAL ENTITY CLAIM" AS THAT TERM IS DEFINED IN SECTION 2.115 OF THE TBOC, AND TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OTHER LEGAL ACTION, PROCEEDING, CAUSE OF ACTION OR COUNTERCLAIM WITHIN THE SCOPE OF SECTION (b) OF THIS ARTICLE SEVENTEENTH.

EIGHTEENTH: The Corporation shall take reasonable steps necessary to cause its directors, officers and employees, prior to accepting such a position with the Corporation, to consent in writing to the applicability to them of Article Seventeenth of this Certificate of Formation with respect to their activities related to any Regulated Securities Exchange Subsidiary. In addition, the Corporation shall take reasonable steps necessary to cause its agents, prior to accepting such a position with the Corporation, to be subject to the provisions of Article Seventeenth of this Certificate of Formation with respect to their activities related to any Regulated Securities Exchange Subsidiary.

NINETEENTH: Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its Chief Executive Officer as of this 4th day of May, 2026.

By: Signed by: James H. Lee
807BDE3212B3487...
Name: James H. Lee, Chief Executive Officer

Signature Page to
Certificate of Formation

Form 401-A
(Revised 12/09)


THE STATE OF TEXAS

Acceptance of Appointment
and
Consent to Serve as Registered Agent
§5.201(b) Business Organizations Code

The following form may be used when the person designated as registered agent in a registered agent filing is an individual.

Acceptance of Appointment and Consent to Serve as Registered Agent

I acknowledge, accept and consent to my designation or appointment as registered agent in Texas for

Name of represented entity

I am a resident of the state and understand that it will be my responsibility to receive any process, notice, or demand that is served on me as the registered agent of the represented entity; to forward such to the represented entity; and to immediately notify the represented entity and submit a statement of resignation to the Secretary of State if I resign.

x: ______________________
Signature of registered agent | *Printed name of registered agent* | *Date (mm/dd/yyyy)*

The following form may be used when the person designated as registered agent in a registered agent filing is an organization.

Acceptance of Appointment and Consent to Serve as Registered Agent

I am authorized to act on behalf of Capitol Corporate Services, Inc.
Name of organization designated as registered agent

The organization is registered or otherwise authorized to do business in Texas. The organization acknowledges, accepts and consents to its appointment or designation as registered agent in Texas for:

TXSE Group Inc.
Name of represented entity

The organization takes responsibility to receive any process, notice, or demand that is served on the organization as the registered agent of the represented entity; to forward such to the represented entity; and to immediately notify the represented entity and submit a statement of resignation to the Secretary of State if the organization resigns.

x: Geneva Harrison | Geneva Harrison, Asst. Sec. on behalf of Capitol Corporate Services, Inc. | 05/05/2026
Signature of person authorized to act on behalf of organization | *Printed name of authorized person* | *Date (mm/dd/yyyy)*

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF "TXSE GROUP INC.", FILED IN THIS OFFICE ON THE FIFTH DAY OF MAY, A.D. 2026, AT 8:06 O`CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF CONVERSION IS THE SIXTH DAY OF MAY, A.D. 2026 AT 11:59 O'CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

2562061 8100
SR# 20262251342

Authentication: 203835414
Date: 05-05-26

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A DELAWARE CORPORATION
TO A NON-DELAWARE ENTITY
PURSUANT TO SECTION 266 OF
THE DELAWARE GENERAL CORPORATION LAW

1. The name of the Delaware corporation is “TXSE Group Inc.”

2. The date of filing of the corporation’s original Certificate of Incorporation with the Delaware Secretary of State was October 31, 2023.

3. The jurisdiction to which the corporation shall convert is Texas and the name under which the entity shall be known is “TXSE Group Inc.”

4. The conversion has been approved in accordance with Section 266 of the Delaware General Corporation Law.

5. The corporation agrees that it may be served with process in the State of Delaware in any action, suit or proceeding for enforcement of any obligation of the corporation arising while it was a corporation of the State of Delaware, as well as for enforcement of any obligation of such other entity arising from the conversion, including any suit or other proceeding to enforce the right of any stockholders as determined in appraisal proceedings pursuant to Section 262 of Title 8, and irrevocably appoints the Secretary of State of Delaware as its agent to accept service of process in any such action, suit or proceeding.

6. The address to which a copy of the process shall be mailed by the Secretary of State is 4550 Travis Street, Suite 650, Dallas, Texas 75205.

7. A plan of conversion has been approved and adopted in accordance with Section 266(l) of the Delaware General Corporation Law in connection with the conversion of the corporation effected hereby, and all provisions of such plan of conversion have been approved in accordance with Section 266 of the Delaware General Corporation Law.

8. This Certificate becomes effective at a later date, which is not more than one hundred and eighty days after the date of its filing. The delayed effective date is 11:59 p.m. Eastern Time on May 6, 2026.

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:06 AM 05/05/2026
FILED 08:06 AM 05/05/2026
SR 20262251342 - File Number 2562061

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 4th day of May, A.D. 2026.

By: Signed by: James H. Lee
607BDE3212B3487...

James H. Lee,
Chief Executive Officer

BYLAWS
OF
TXSE GROUP INC.

ARTICLE 1 — OFFICES

1.1. *Registered Offices.* The initial registered office of TXSE Group Inc. (the "***Corporation***") in the State of Texas shall be located at 1501 S. MoPac Expy., Suite 220, Austin, TX 78746. The name of the Corporation's initial registered agent at such address shall be Capitol Corporate Services, Inc. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the Board of Directors of the Corporation (the "***Board of Directors***"), upon making the appropriate filing with the Secretary of State.

1.2. *Other Offices.* The Corporation may also have offices at such other places both within and without the State of Texas as the Board of Directors may from time to time determine or the business of the Corporation may require.

1.3. *Books.* All records maintained by the Corporation in the regular course of its business, including its share transfer ledger, books of account and minute books, shall be maintained in written paper form or another form capable of being converted into written paper form within a reasonable time. The Corporation shall convert any records so kept upon the request of any person entitled to inspect the records pursuant to applicable law. The books of the Corporation may be kept within or without the State of Texas as the Board of Directors may from time to time determine or the business of the Corporation may require; *provided*, that such books and records are kept within the United States.

ARTICLE 2 — SHAREHOLDERS

2.1. *Place of Meetings.* All meetings of shareholders shall be held at such place, if any, within or without the State of Texas as may be designated from time to time by the Board of Directors or the Chairman of the Board (or, if there is no Chairman of the Board, the Chief Executive Officer).

2.2. *Annual Meeting.* The annual meeting of shareholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on such date and at such time and at such place, if any, within or without the State of Texas as shall be fixed by the Board of Directors, pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office, or the Chairman of the Board (or, if there is no Chairman of the Board, the Chief Executive Officer) and stated in the notice of the meeting. If no annual meeting is held in accordance with the foregoing provisions, a special meeting may be held in lieu of the annual meeting, and any action taken at that special meeting shall have the same effect as if it had been taken at the annual meeting, and in such case all references in these Bylaws (the "***Bylaws***") to the annual meeting of shareholders shall be deemed to refer to such special meeting. The Board of Directors may postpone, recess, reschedule or cancel any previously-scheduled annual meeting of shareholders for any reasonable reason.

2.3. *Special Meeting.* Special meetings of shareholders may be called at any time by only (i) (A) the Chairman of the Board, (B) the Chief Executive Officer, (C) the President or (D) the Board of Directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office or (ii) the shareholders as provided in the Certificate of Formation. Special meetings may not be called by any other person or persons. Any business transacted at any special meeting of shareholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. The Board of

Directors may postpone, recess, reschedule or cancel any previously-scheduled special meeting of shareholders for any reasonable reason.

2.4. *Notice of Meetings.* Except as otherwise provided by law, the Certificate of Formation or these Bylaws, notice of each meeting of shareholders, whether annual or special, shall be given in any manner permitted by law not less than ten (10) nor more than sixty (60) days before the date of the meeting to each shareholder as of the record date for determining the shareholders entitled to notice of the meeting. The notices of all meetings shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the shareholders entitled to vote at the meeting (if such date is different from the record date for shareholders entitled to notice of the meeting). The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. Notwithstanding the foregoing, to the extent required by the Texas Business Organizations Code, as amended (the "***TBOC***"), notice of a shareholder meeting involving a fundamental business transaction (as defined in the TBOC) must be given to each shareholder of the Corporation not later than twenty-one (21) days prior to the meeting, regardless of the shareholder's right to vote on the matter. Notice of such action shall comply with any other requirements set by law.

2.5. *Voting List.* The Corporation shall prepare, at least eleven (11) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting (*provided*, that if the record date for determining the shareholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the shareholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each shareholder, the type of shares held by each shareholder, the number of shares held by each shareholder and the number of votes that each shareholder is entitled to if the number of votes is different from the number of shares held by such shareholder. Such list shall be open to the examination of any shareholder, for any purpose germane to the meeting, at least ten (10) days prior to the meeting (a) on a reasonably accessible, electronic network; *provided*, that the information required to gain access to such list is provided with the notice of meeting or (b) during ordinary business hours, at the principal place of business of the Corporation. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the shareholders entitled to examine the list of shareholders required by this *Section 2.5* or to vote in person or by proxy at any meeting of shareholders.

2.6. *Quorum.* Except as otherwise provided by law, the Certificate of Formation or these Bylaws, the holders of a majority of the voting power of the shares of the stock of the Corporation issued and outstanding and entitled to vote at the meeting (after taking into account the effect of any reduction of the number of shares entitled to vote as a result of the voting limitations imposed by Article Seventh of the Corporation's Certificate of Formation, if any), present in person or represented by proxy, shall constitute a quorum for the transaction of business.

2.7. *Adjournments.* Any meeting of shareholders may be adjourned to any other time and to any other place at which a meeting of shareholders may be held under these Bylaws by (a) the holders of a majority in voting power of the shareholders present or represented at the meeting and entitled to vote; *provided*, that a quorum is present in person or by proxy at such meeting, or (b) by any officer entitled to preside at or to act as secretary of such meeting, regardless of whether a quorum is present in person or by proxy. Notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of shareholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining shareholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of shareholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each shareholder of record as of the record date so fixed for notice of such adjourned meeting. If a quorum is present at a meeting that is later adjourned, then a quorum shall also be deemed present at the adjourned session of such meeting, unless a new record date is, or is required to be, set for the adjourned session.

2.8. *Proxy Representation.* Every shareholder may authorize another person or persons to act for such shareholder by proxy in all matters in any manner permitted by law. No proxy shall be voted or acted upon after eleven (11) months from its date unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. The authorization of a proxy may but need not be limited to specified action; *provided*, that if a proxy limits its authorization to a meeting or meetings of shareholders, unless otherwise specifically provided such proxy shall entitle the holder thereof to vote at any adjourned session but shall not be valid after the final adjournment thereof. A proxy purporting to be authorized by or on behalf of a shareholder, if accepted by the Corporation in its discretion, shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger. A shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

2.9. *Action at Meeting.* When a quorum is present at any meeting, (a) a majority of the votes properly cast, voting affirmatively or negatively (excluding abstentions and broker non-votes), upon any question other than an election of directors shall decide the question, except when a different vote is required by the Certificate of Formation, these Bylaws or any law or regulation applicable to the Corporation or its securities, and (b) each nominee for director shall be elected to the Board of Directors if a plurality of the votes properly cast are in favor of such nominee's election (with abstentions and broker non-votes not counted as a vote cast either "for" or "against" that director's election). No written ballot shall be required for any election.

2.10. *Action without Meeting.* Any action required or permitted to be taken by shareholders at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than a majority of the shares entitled to vote on such matter, or, if greater, not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted; *provided*, that from and after the effective date of any registration statement for the sale of shares of stock of the Corporation, any action required or permitted to be taken by the shareholders of the Corporation must be effected at a duly called annual or special meeting of shareholders of the Corporation and may not be effected by any consent in writing by such shareholders.

Notwithstanding this *Section 2.10*, the holders of any series of preferred stock of the Corporation shall be entitled to take action by written consent to such extent, if any, as may be provided in the terms of such series.

2.11. *Organization.* The Chairman of the Board, or in the Chairman of the Board's absence, the Chief Executive Officer or President, shall call meetings of the shareholders to order and act as chairman of such meeting; *provided*, that the Board of Directors may appoint any director of the Corporation to act as chairman of any meeting in the absence of the Chairman of the Board. The Secretary of the Corporation shall act as secretary at all meetings of the shareholders; *provided*, that in the absence of the Secretary at any meeting of the shareholders, the chairman of such meeting may appoint any person to act as secretary of the meeting.

2.12. *Inspectors of Election.* The Corporation may, and shall if required by law, in advance of any meeting of shareholders, appoint one (1) or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one (1) or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of shareholders, the person presiding at the meeting shall appoint one (1) or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (a) ascertain the number of shares of stock of the Corporation outstanding and the voting power of each such share, (b) determine the shares of stock of the Corporation represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares of stock of the Corporation represented at the meeting and such inspectors' count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of shareholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

2.13. *Conduct of Meetings.* The date and time of the opening and the closing of the polls for each matter upon which the shareholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of shareholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of shareholders shall have the right and authority to convene and (for any or no reason) to recess and/or to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include or address, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the maintenance of order at the meeting and the safety of those present, including the compliance with state and local laws and regulations concerning safety and security; (c) limitations on attendance at or participation in the meeting to shareholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; (e) limitations on the time allotted to questions or comments by participants; (f) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (g) removal of any shareholder or other individual who refuses to comply with meeting procedures, rules or guidelines; and (h) restrictions on the use of audio and/or video recording devices and cell phones. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of shareholders shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE 3 — DIRECTORS

3.1. *General Powers.* The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the Corporation except as otherwise provided by law, the Certificate of Formation or these Bylaws. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

3.2. *Number; Election; Qualification and Term of Office.* The number of directors of the Corporation shall be fixed only by the Board of Directors from time to time pursuant to resolution adopted by the Board of Directors. Directors shall be elected annually and shall hold office until the next annual meeting and until such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation or removal.

3.3. *Resignations.* A director may resign at any time by giving written or electronic notice of his resignation to the Chairman of the Board or the Secretary, and such resignation will be effective when delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events.

3.4. *Vacancies.* Any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an increase in the number of the directors, may be filled exclusively by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. During a period between two (2) successive annual meetings of shareholders, the Board of Directors may not fill more than two (2) vacancies created by an increase in the number of directors. A director elected to fill a vacancy shall hold office until the next annual meeting of shareholders, subject to the election and qualification of his successor and to his earlier death, resignation or removal.

3.5. *Chairman of the Board.* The Board of Directors shall appoint one (1) of the directors to serve as Chairman of the Board. Except as otherwise provided herein, the Chairman of the Board shall preside at all meetings of the Board of Directors and shareholders and shall exercise such other powers and perform such other duties as are delegated to the Chairman of the Board by the Board of Directors.

3.6. *Lead Director.* The Board of Directors may appoint one (1) of the directors satisfying the independence requirements adopted by the Board of Directors for directors of the Corporation, as may be modified and amended by the Board of Directors from time to time, to serve as the lead director (the "***Lead Director***"). The Lead Director shall perform such duties and possess such powers as the Board of Directors may from time to time prescribe. The Lead Director, if appointed, shall be authorized to preside at meetings of the non-management directors and at meetings of the independent directors of the Board of Directors.

3.7. *Acting Chairman and Vacancy in Chairman of the Board Position.*

(a) In the absence or inability to act of the Chairman of the Board, the Board of Directors may designate an Acting Chairman of the Board. The Acting Chairman of the Board, in the absence or inability to act of the Chairman, shall be presiding officer at all meetings of the Board of Directors and shall exercise such other powers and perform such other duties as are delegated to the Acting Chairman by the Board of Directors. The Acting Chairman of the Board may be, but need not be, the same person as the Lead Director.

(b) If a vacancy occurs in the office of Chairman, the Board of Directors may fill such vacancy by the affirmative vote of at least a majority of the directors then in office.

3.8. *Regular Meetings.* Regular meetings of the Board of Directors shall be held at such time and at such place as shall be determined by the Chairman of the Board with notice of such determination provided to the full Board of Directors.

3.9. *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairman of the Board or the Chief Executive Officer and shall be called by the Secretary upon the written request of any four (4) directors. The Secretary shall give at least twenty-four (24) hours notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate under the circumstances, of such meeting to each director, either in person, by mail, messenger, overnight courier, facsimile machine, electronic mail or telephone. Every such notice shall state the time and place of the meeting which shall be fixed by the person calling the meeting, but need not state the purpose thereof except as otherwise required by statute.

3.10. *Participation in Meetings.* Except as otherwise provided by law, the Certificate of Formation or these Bylaws, the Board of Directors or any members of any committee of the Board of Directors designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at such meeting.

3.11. *Action at Meeting.* Except as otherwise provided by law, the Certificate of Formation or these Bylaws, at each meeting of the Board of Directors, a whole number of directors equal to at least a majority of the total number of directors constituting the entire Board of Directors shall constitute a quorum for the transaction of business. Except as otherwise provided by law, the Certificate of Formation or these Bylaws, at any meeting of the Board of Directors at which a quorum is present, the vote of a majority of the directors present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Formation or these Bylaws.

3.12. *Action by Consent.* Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors or committee in the same paper or electronic form as the minutes are maintained.

3.13. *Compensation of Directors*. The directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the Corporation or any of its parent or subsidiary corporations in any other capacity and receiving compensation for such service.

3.14. *Emergency Bylaws*. Notwithstanding anything to the contrary in the Certificate of Formation or these Bylaws, in the event there is any emergency as defined in Section 3.251(1) of the TBOC (each, an "***emergency***"), and a quorum of the Board of Directors cannot readily be convened for action, this *Section 3.14* shall apply.

(a) Any director or Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Treasurer or Secretary of the Corporation may call a meeting of the Board of Directors by any feasible means and with such advance notice as circumstances permit in the judgment of the person calling the meeting. Neither the business to be transacted nor the purpose of any such meeting need be specified in the notice thereof.

(b) One-third (1/3) of the directors shall constitute a quorum, which may in all cases act by majority vote.

(c) Directors may take action to appoint one (1) or more of the director or directors to membership on any standing or temporary committees of the Board of Directors as they deem advisable. Directors may also take action to designate one (1) or more of the officers of the Corporation to serve as directors of the Corporation while this *Section 3.14* applies.

(d) To the extent that it considers it practical to do so, the Board of Directors shall manage the business of the Corporation during an emergency in a manner that is consistent with the

Certificate of Formation and these Bylaws. It is recognized, however, that in an emergency it may not always be practical to act in this manner and this *Section 3.14* is intended to and does hereby empower the Board of Directors with the maximum authority possible under the TBOC, and all other applicable law, to conduct the interim management of the affairs of the Corporation in an emergency in what it considers to be in the best interests of the Corporation.

(e) An emergency action taken by a director, officer or employee of the Corporation in accordance with this *Section 3.14* or otherwise pursuant to Section 3.2535 of the TBOC, if taken in good faith and based on the reasonable belief that the emergency action was in the Corporation's best interest, is binding on the Corporation and may not be used to impose liability on a director, officer or employee of the Corporation.

(f) This *Section 3.14* shall continue to apply until such time following the emergency when it is feasible for at least a majority of the directors of the Corporation immediately prior to the emergency to resume management of the business of the Corporation.

(g) The Board of Directors may modify, amend or add to the provisions of this *Section 3.14* in order to make any provision that may be practical or necessary given the circumstances of the emergency.

(h) The provisions of this *Section 3.14* shall be subject to repeal or change by further action of the Board of Directors or by action of the shareholders, but no such repeal or change shall modify the provisions of paragraph (e) of this *Section 3.14* with regard to action taken prior to the time of such repeal or change.

ARTICLE 4 — COMMITTEES

4.1. *Designation of Committees.* The Board of Directors may designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the Corporation. The Board of Directors may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation, if any, to be affixed to all papers which may require it. The committees of the Board of Directors may consist of an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and such other standing and special committees as may be approved by the Board of Directors. The Corporation may have such other committees as may be provided in these Bylaws or as may be from time to time appointed by the Board of Directors. The Board of Directors shall designate the members of these other committees and may designate a Chairman and a Vice-Chairman thereof.

4.2. *The Executive Committee.* The Executive Committee may include the Chairman of the Board, the Chief Executive Officer (if a director), the Lead Director, if any, and such other number of directors that the Board of Directors deems appropriate; *provided*, that at all times the majority of the directors serving on the Executive Committee must be independent directors. Members of the Executive Committee shall not be subject to removal except by the Board of Directors. The Chairman of the Board may be the Chairman of the Executive Committee. Each member of this Committee shall be a voting member. The

Executive Committee shall have and may exercise all the powers and authority as may be prescribed by resolution of the Board of Directors and the Executive Committee Charter as adopted by resolution of the Board of Directors. Notwithstanding the foregoing, it shall not have the power and authority of the Board of Directors to (a) approve or adopt or recommend to the shareholders, any action or matter (other than the election or removal of directors) expressly required by the TBOC to be submitted to shareholders for approval, or (b) adopt, alter, amend or repeal any Bylaw of the Corporation.

4.3. *The Audit Committee.* The Audit Committee shall consist of at least three (3) directors, all of whom must be independent directors. The exact number of Audit Committee members shall be determined from time to time by the Board of Directors. Members of the Audit Committee shall not be subject to removal except by the Board of Directors. The Audit Committee shall have such duties and may exercise such authority as may be prescribed by resolution of the Board of Directors and the Audit Committee Charter as adopted by resolution of the Board of Directors.

4.4. *The Compensation Committee.* The Compensation Committee shall consist of at least three (3) directors, all of whom must be independent directors. The exact number of Compensation Committee members shall be determined from time to time by the Board of Directors. Members of the Compensation Committee shall not be subject to removal except by the Board of Directors. The Compensation Committee shall have such duties and may exercise such authority as may be prescribed by resolution of the Board of Directors and the Compensation Committee Charter as adopted by resolution of the Board of Directors.

4.5. *The Nominating and Governance Committee.* The Nominating and Governance Committee shall consist of at least three (3) directors, all of whom must be independent directors. The exact number of Nominating and Governance Committee members shall be determined from time to time by the Board of Directors. Members of the Nominating and Governance Committee shall not be subject to removal except by the Board of Directors. The Chairman of the Nominating and Governance Committee shall be recommended by the Nominating and Governance Committee for approval by the Board of Directors. The Nominating and Governance Committee shall have such duties and may exercise such authority as may be prescribed by resolution of the Board of Directors and the Nominating and Governance Committee Charter as adopted by resolution of the Board of Directors.

4.6. *Other.* All other committees shall have such duties and may exercise such authority as may be prescribed for them by the Board of Directors.

4.7. *Conduct of Proceedings.* Unless otherwise provided in the Certificate of Formation, these Bylaws, the charter of the committee or by the Board of Directors by resolution, each committee may determine the manner in which committee proceedings shall be conducted. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to *Article 3* of these Bylaws. Committees shall keep minutes of their meetings and periodically report their proceedings to the Board of Directors and appropriate committees of the Board of Directors to the extent requested by the Board of Directors or Board committee.

ARTICLE 5 — OFFICERS

5.1. *Number and Election* The officers of the Corporation shall be a Chief Executive Officer, a Chief Financial Officer, a President, one (1) or more Vice-Presidents (the number thereof to be determined by the Board of Directors), a Secretary, a Treasurer, and such other officers as the Board of Directors may determine, including an Assistant Secretary or Assistant Treasurer. The Chief Executive Officer shall be appointed by an affirmative vote of the majority of the Board of Directors, and may, but need not be, the Chairman of the Board. Such affirmative vote may also prescribe his duties not inconsistent with these Bylaws and may prescribe a tenure of office.

Two or more offices may be held by the same person, except the Chief Executive Officer may not also be the Secretary or Assistant Secretary and the President may not also be the Secretary or Assistant Secretary.

5.2. *Chief Executive Officer.* The Chief Executive Officer shall, subject to the direction of the Board of Directors, have general charge and supervision of the business of the Corporation. The Chief Executive Officer shall be the official representative of the Corporation in all public matters. The Chief Executive Officer shall perform such other duties and possess such other powers as the Board of Directors may from time to time prescribe and that are incident to the office of Chief Executive Officer. The Chief Executive Officer shall not engage in any other business during his incumbency except with approval of the Board of Directors, and by his acceptance of the office of Chief Executive Officer he shall be deemed to have agreed to uphold these Bylaws.

5.3. *President.* The President may be the chief operating officer of the Corporation and shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer, the President shall perform the officer duties of the Chief Executive Officer and, when so performing, shall have all the powers of and be subject to all the restrictions upon the office of Chief Executive Officer.

5.4. *Chief Financial Officer.* The Chief Financial Officer shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the corporate funds and securities; shall keep full and accurate all books and accounts of the Corporation as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the Chief Executive Officer or the Board of Directors; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board of Directors, at its regular meeting or when the Board of Directors so requires, an account of the Corporation.

5.5. *Vice Presidents.* Vice Presidents shall perform the duties prescribed by the Board of Directors, the Chief Executive Officer or President.

5.6. *Secretary.* The Secretary shall attend all meetings of shareholders and of the Board of Directors; the Secretary shall keep official records of meetings of shareholders at which action is taken and of meetings of the Board of Directors; the Secretary shall, in person or by representative, perform like services for the standing and special committees when required; the Secretary shall give notice of meetings of shareholders and of special meetings of the Board of Directors in accordance with the provisions of these Bylaws or as required by statute; the Secretary shall be custodian of the books, records, and corporate seal of the Corporation and attest, upon behalf of the Corporation, all contracts and other documents requiring authentication; the Secretary shall perform such other duties as may be prescribed by the Board of Directors, the Chief Executive Officer or President.

5.7. *Treasurer.* The Treasurer shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the Chief Financial Officer may from time to time prescribe.

5.8. *Qualification and Tenure.* No officer need be a shareholder of the Corporation. Except as otherwise provided by law, by the Certificate of Formation or by these Bylaws, each officer shall hold office until his successor is elected and qualified, unless a different term is specified in the vote choosing or appointing him or her, or until his earlier death, resignation or removal.

5.9. *Resignation.* Any officer may resign by delivering such officer's written resignation to the Corporation at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

5.10. *Removals.* Any officer appointed by the Board of Directors may be removed at any time by the Board of Directors, the Chief Executive Officer or the President; *provided*, that the Chief Executive Officer can only be removed by the Board of Directors. Any such removal shall be without prejudice to the contract rights, if any, of the person so removed.

5.11. *Vacancies.* The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President and Secretary. Any vacancies occurring in any office of the Corporation at any time also may be filled by an officer authorized by the Board of Directors to appoint a person to hold such office. Each such successor, however appointed, shall hold office until such officer's successor is elected and qualified, or until such officer's earlier death, resignation or removal.

5.12. *Salaries.* Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors unless otherwise delegated to the Compensation Committee of the Board of Directors or to members of senior management. No officer shall be prevented from receiving such salary by reason of the fact that the officer is also a director of the Corporation.

ARTICLE 6 — STOCK

6.1. *Issuance of Stock.* Subject to the provisions of the Certificate of Formation, the whole or any part of any unissued balance of the authorized stock of the Corporation or the whole or any part of any unissued balance of the authorized stock of the Corporation held in its treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such consideration and on such terms as the Board of Directors may determine.

6.2. *Certificates of Stock.*

(a) The shares of stock in the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the TBOC. If shares of stock in the Corporation are certificated, any signature on such certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

(b) Certificates representing shares of stock of the Corporation may bear such legends regarding restrictions on transfer or other matters as any officer or officers of the Corporation may determine to be appropriate and lawful. If the Corporation is authorized to issue more than one (1) class of stock or more than one (1) series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate, if such shares are represented by certificates, which the Corporation shall issue to represent such class or series of stock; *provided*, that, except as otherwise required by law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each shareholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series of stock and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated shares of any class or series of stock, the Corporation shall send to the registered owner thereof a written notice containing the information required by law to be set forth or stated on certificates representing shares of such class or series or a statement that the Corporation will furnish without charge to each shareholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3. *Transfers.* The shares of stock of the Corporation represented by certificates shall be transferable only upon the Corporation's books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the Board of Directors may designate, by whom they shall be cancelled, and new certificates or uncertificated shares shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer. Uncertificated shares of stock of the Corporation shall be transferable only upon the Corporation's books by the holders thereof in person or by their duly authorized attorneys and legal representatives upon receipt by the Corporation or its transfer agent of proper transfer instructions from the registered owner of such uncertificated shares or such holder's duly authorized attorneys and legal representatives, and upon receipt of proper transfer instructions such uncertificated shares shall be canceled, new uncertificated shares or certificates representing shares shall be issued to the person entitled thereto and the transaction shall be recorded upon the books of the Corporation.

6.4. *Lost, Stolen or Destroyed Certificates.* The Corporation may issue a new certificate, certificates or uncertificated shares of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Corporation may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity as the Corporation may require for the protection of the Corporation or any transfer agent or registrar.

6.5. *Fixing Date for Determination of Shareholders of Record.*

(a) In order that the Corporation may determine the shareholders entitled to notice of any meeting of shareholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the shareholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for determining shareholders entitled to vote at such meeting. If no record date is fixed by the Board of Directors, the record date for determining shareholders entitled to notice of and to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice of the meeting is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; *provided*, that the Board of Directors may fix a new record date for the determination of shareholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for shareholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of shareholders entitled to vote in accordance herewith at the adjourned meeting.

(b) In order that the Corporation may determine the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which shall not be more than sixty (60) days prior to such other action. If no such record date is fixed, the record date for determining shareholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

6.6. *Dividends*. Subject to limitations contained in the TBOC, the Certificate of Formation and these Bylaws, the Board of Directors may declare and pay dividends upon the shares of stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the stock of the Corporation.

ARTICLE 7 — NOTICES

7.1. *Notices*. Except as provided in *Section 7.2* and to the extent permitted by law, any notice required to be given by these Bylaws or otherwise shall be deemed to have been given:

(a) in person upon delivery of the notice in person to the person to whom such notice is addressed;

(b) by mail upon deposit of the notice in the United States mail, enclosed in a postage prepaid envelope;

(c) by messenger or overnight courier service, the earlier of when the notice is received or left at the shareholder's or director's address;

(d) by facsimile machine upon acknowledgment by the facsimile machine used to transmit the notice of the successful transmission of the notice;

(e) by electronic mail, when directed to the shareholder's or director's electronic mail address unless, in the case of a shareholder, the shareholder has notified the Corporation of an objection to receiving notice by electronic mail or if such notice is prohibited by the TBOC; and

(f) by telephone when received.

Any such notice must be addressed to its intended recipient at the intended recipient's address (including the intended recipient's business or residence address, facsimile number, electronic address, or telephone number, as applicable) as it appears on the books and records of the Corporation, or if no address appears on such books and records, then at such address as shall be otherwise known to the Secretary. In the event that a notice is not provided in conformity with the provisions of this *Section 7.1*, the notice will be deemed to have been given to its intended recipient upon any receipt of the notice by its intended recipient.

7.2. *Electronic Notice.* Whenever any notice whatsoever is required to be given in writing to any shareholder by law, by the Certificate of Formation or by these Bylaws, such notice may be given by a form of electronic transmission to the shareholder in accordance with the TBOC.

7.3. *Waiver of Notice.* Whenever notice is required to be given under the provisions of any statute, the Certificate of Formation, these Bylaws, or otherwise, a waiver thereof, given by the person entitled to notice, or his proxy in the case of a shareholder, whether before or after the time stated therein shall be deemed equivalent to notice. Except as may be otherwise specifically provided by statute, any waiver by mail, messenger, overnight courier, facsimile machine, or electronic mail, bearing the name of the person entitled to notice shall be deemed a waiver duly given. Attendance of a person at a meeting, including attendance by proxy in the case of a shareholder, shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business the meeting is not lawfully called or convened. Except as required by statute or the Certificate of Formation, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders, directors or any committee need be specified in any waiver of notice.

ARTICLE 8 — GENERAL PROVISIONS

8.1. *Fiscal Year.* Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the Corporation ends on the close of business on December 31 of each year.

8.2. *Corporate Seal.* The corporate seal, if any, shall be in such form as shall be approved by the Board of Directors or an officer of the Corporation.

8.3. *Voting of Securities.* Except as the Board of Directors may otherwise designate, the Chief Executive Officer, Chief Financial Officer or Treasurer may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for the Corporation (with or without power of substitution) at, any meeting of shareholders or stockholders or equity owners of any other corporation, organization or entity, the securities of which may be held by the Corporation.

8.4. *Evidence of Authority.* A certificate by the Secretary, or Assistant Secretary, as to any action taken by the shareholders, Board of Directors, a committee or any officer or representative of the Corporation shall, as to all persons who rely on the certificate in good faith, be conclusive evidence of such action.

8.5. *Certificate of Formation.* All references in these Bylaws to the Certificate of Formation shall be deemed to refer to the Certificate of Formation of the Corporation, as amended, altered or restated and in effect from time to time.

8.6. *Transactions with Interested Parties.* No contract or transaction between the Corporation and one (1) or more of the directors or officers, or between the Corporation and any other corporation, limited liability company, partnership, association or other organization in which one (1) or more of the directors or officers are directors, managers or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director, manager or officer is present at or participates in the meeting of the Board of Directors or a committee of the Board of Directors which authorizes the contract or transaction or solely because his, her or their votes are counted for such purpose, if:

(a) The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum;

(b) The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

(c) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee of the Board of Directors or the shareholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee at which the contract or transaction is authorized.

8.7. *Severability.* Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

8.8. *Pronouns.* All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

8.9. *Contracts.* In addition to the powers otherwise granted to officers pursuant to *Article 5* hereof, the Board of Directors may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

8.10. *Loans.* The Corporation may, to the extent permitted by applicable law, lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a director of the Corporation or its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this *Section 8.10* shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

8.11. *Records.* The Certificate of Formation, Bylaws and the proceedings of all meetings of the shareholders, the Board of Directors, the Executive Committee and any other committee of the Board of Directors shall be recorded in appropriate minute books provided for this purpose or in any other information storage device (whether in paper or electronic form); *provided*, that any records so kept in electronic form are capable of being converted into written paper form within a reasonable time. The Corporation shall so convert any such records so kept upon the request of any person entitled to inspect the same.

8.12. *Section Headings.* Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

8.13. *Inconsistent Provisions.* In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Formation, the TBOC or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE 9 — AMENDMENTS

9.1. *Amendment.* These Bylaws may be further amended, altered or repealed, and new Bylaws may be adopted at any time, by the Board of Directors. Shareholders of the Corporation may alter, amend or repeal any Bylaw; *provided*, that in addition to any vote of the holders of any class or series of stock of the Corporation required by law or the Certificate of Formation, the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the shareholders to adopt, alter, amend or repeal any provision of these Bylaws.

9.2. *Submission to Boards of Any Regulated Securities Exchange Subsidiary.* Notwithstanding *Section 9.1*, for so long as the Corporation shall control, directly or indirectly, any national securities exchange registered with the Securities and Exchange Commission ("***SEC***"), including Texas Securities Exchange LLC, a Texas limited liability company (any such exchange, a "***Regulated Securities Exchange Subsidiary***"), before any amendment, alteration or repeal of any provision of these Bylaws shall be effective, such amendment, alteration or repeal shall be submitted to the board of directors of each Regulated Securities Exchange Subsidiary, and if such amendment, alteration or repeal must be filed with or filed with and approved by the SEC, then such amendment, alteration or repeal shall not become effective until filed with or filed with and approved by the SEC, as the case may be.

ARTICLE 10 — BOOKS AND RECORDS OF REGULATED SECURITIES EXCHANGE SUBSIDIARIES

To the fullest extent permitted by applicable law, all confidential information pertaining to the self-regulatory function of any Regulated Securities Exchange Subsidiary (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of any Regulated Securities Exchange Subsidiary that shall come into the possession of the Corporation shall: (a) not be made available to any person or persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (b) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (c) not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these Bylaws shall be interpreted so as to limit or impede the rights of the SEC or any Regulated Securities Exchange Subsidiary to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the SEC or any Regulated Securities Exchange Subsidiary.

For so long as the Corporation directly or indirectly controls any Regulated Securities Exchange Subsidiary, the books, records, premises, officers, directors, employees and agents of the Corporation shall be deemed to be the books, records, premises, officers, directors, employees and agents of the Regulated Securities Exchange Subsidiary for purposes of, and subject to, oversight pursuant to the Securities Exchange Act of 1934, as amended (the "***Act***"), but only to the extent that such books, records, premises, officers, directors, employees and agents of the Corporation relate to the business of such Regulated Securities Exchange Subsidiary. The books and records related to the operation or administration of a Regulated Securities Exchange Subsidiary shall be subject at all times to inspection and copying by the SEC and such Regulated Securities Exchange Subsidiary.

ARTICLE 11 — DUTIES WITH RESPECT TO REGULATED SECURITIES EXCHANGE SUBSIDIARIES

11.1. *Compliance and Cooperation.* The Corporation shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and, where applicable, each Regulated Securities Exchange Subsidiary pursuant to, and to the extent of, its regulatory authority, and shall take reasonable steps necessary to cause its agents to cooperate with the SEC and, where applicable, each Regulated Securities Exchange Subsidiary pursuant to, and to the extent of, its regulatory authority, with respect to such agents' activities related to any Regulated Securities Exchange Subsidiary. No shareholder, employee, former employee, beneficiary, customer, creditor, community or regulatory authority or member thereof shall have any rights against the Corporation or any director, officer or employee of the Corporation under this *Section 11.1*.

11.2. *Consent of Directors, Officers and Employees*. The Corporation shall take reasonable steps necessary to cause its directors, officers and employees, prior to accepting such a position with the Corporation, to consent in writing to the applicability to them of *Article 10*, *Section 11.1*, *Section 11.3* and *Section 11.4* of these Bylaws, as applicable, with respect to their activities related to any Regulated Securities Exchange Subsidiary. In addition, the Corporation shall take reasonable steps necessary to cause its agents, prior to accepting such a position with the Corporation, to be subject to the provisions of *Article 10*, *Section 11.1*, *Section 11.3* and *Section 11.4* of these Bylaws, as applicable, with respect to their activities related to any Regulated Securities Exchange Subsidiary.

11.3. *Non-Interference of Directors, Officers and Employees*. For so long as the Corporation shall control, directly or indirectly, any Regulated Securities Exchange Subsidiary, each director, officer, employee and agent of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of each Regulated Securities Exchange Subsidiary and to each Regulated Securities Exchange Subsidiary's obligations under the Act and the rules thereunder, including, without limitation, Section 6(b) of the Act, and shall not take any actions that he or she knows or reasonably should have known would interfere with the effectuation of any decisions by the board of directors of any Regulated Securities Exchange Subsidiary relating to such Regulated Securities Exchange Subsidiary's regulatory functions (including disciplinary matters) or that would adversely affect the ability of the Regulated Securities Exchange Subsidiary to carry out such Regulated Securities Exchange Subsidiary's responsibilities under the Act.

11.4. *Actions of Directors*. In discharging his or her responsibilities as a member of the Board, each director shall take into consideration the effect that the Corporation's actions would have on the ability of each Regulated Securities Exchange Subsidiary to carry out its responsibilities under the Act and on the ability of each Regulated Securities Exchange Subsidiary and the Corporation: to engage in conduct that fosters and does not interfere with each Regulated Securities Exchange Subsidiary's and the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in, securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board or as an officer, employee or agent of the Corporation, each such director, officer, employee or agent shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and, where applicable, each Regulated Securities Exchange Subsidiary pursuant to, and to the extent of, its regulatory authority.

EIGHTH AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

THIS EIGHTH AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT (the "***Agreement***") is made as of April 6, 2026, by and among TXSE Group Inc., a Texas corporation (the "***Company***"), the signatories hereto (the "***Initial Stockholders***") and each other Person (as defined below) who after the date hereof becomes a party to this Agreement in accordance with the terms hereof by executing a Joinder (as defined below) (such Persons, collectively with the Initial Stockholders, the "***Stockholders***") and amends and restates in its entirety that certain Seventh Amended and Restated Stockholders' Agreement, dated as of December 18, 2025, by and among the Company and the Stockholders. This Agreement shall become effective at the Reincorporation Time (as defined below).

WHEREAS, the Company conducted its initial private placement on June 4, 2024 (the "***Offering***") of its common stock, par value $0.001 per share ("***Common Stock***") pursuant to Rule 506(b) of Regulation D promulgated under the Securities Act of 1933, as amended (the "***Securities Act***");

WHEREAS, the Stockholders have previously purchased or have agreed to purchase shares of Common Stock pursuant to their individual subscription agreements and have agreed to be bound by this Agreement; and

WHEREAS, the parties believe that it is in the best interests of the Company and the Stockholders to establish the provisions regarding future disposition of all Shares (as defined below) owned by the Stockholders and to establish certain agreements relating to the voting of the Shares.

NOW, THEREFORE, in consideration of the premises and the promises herein contained, the parties agree as follows:

1. Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth beside them:

a. "***Affiliate***" means any Person who directly or indirectly Controls, is Controlled by, or is under common Control with, such Person.

b. "***AML Laws***" means all laws, rules, and regulations of any jurisdiction applicable to the parties concerning or relating to money laundering and terrorist financing.

c. "***Anti-Corruption Laws***" means the UN Convention Against Corruption, the OECD Convention on Combating Bribery of Foreign Public Official in International Business Transactions, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act or any other anti-bribery or anti-corruption laws and related implementing legislation.

d. "***Anti-Dilution Rights***" means collectively, the BofA Anti-Dilution Rights, the BlackRock Anti-Dilution Right, the Citadel Anti-Dilution Right, the Goldman Anti-Dilution Right, the JPM Anti-Dilution Right, the Schwab Anti-Dilution Right and the Warren Anti-Dilution Right.

e. "***BHC Entity***" means any of BofA, Goldman, and JPM.

f. "***BHCA***" means the U.S. Bank Holding Company Act of 1956.

g. "***BlackRock***" means BLK SMI, LLC, a Delaware limited liability company and its Permitted Transferees.

h. "***BlackRock Parent***" means BlackRock, Inc., a Delaware corporation.

i. "***BlackRock Regulatory Sale***" means the right of BlackRock to sell all, but not less than all, of its shares of Common Stock, in the event that there is a material change to the regulatory environment to which the Company or BlackRock Parent (or any of its Affiliates) is subject that has a material and adverse effect on BlackRock Parent (or any of its Affiliates) (whether caused by a change in regulation that applies to the Company as of the date hereof or a change in the Company's business activities or direction that subjects it to different or additional regulation or otherwise).

j. "***Board***" or "***Directors***" means the Board of Directors of the Company. References to "approval of the Directors" or any similar phrase shall mean the approval of a majority of the Directors unless otherwise specifically stated.

k. "***BofA***" means Banc of America Strategic Investments Corporation and its Permitted Transferees.

l. "***BofA Parent***" means Bank of America Corporation, a Delaware corporation.

m. "***BofA Regulatory Sale***" means the right of BofA to sell all, but not less than all, of its shares of Common Stock, in the event that there is a material change to the regulatory environment to which the Company or BofA Parent (or any of its affiliates) is subject that has a material and adverse effect on BofA Parent (or any of its affiliates) (whether caused by a change in regulation that applies to the Company as of the date hereof or a change in the Company's business activities or direction that subjects it to different or additional regulation or otherwise). For the purposes of this Section 1(m), "***affiliate***" shall have the same meaning as that term is defined for purposes of the BHCA.

n. "***Certificate of Formation***" means that certain Certificate of Formation of the Company, as amended, restated or otherwise modified from time to time.

o. "***Chief Executive Officer***" means the chief executive officer of the Company.

p. "***Citadel***" means Citadel Securities Principal Investments LLC, a Delaware limited liability company and its Permitted Transferees.

q. "***Citadel Parent***" means Citadel Securities LLC, a Delaware limited liability company.

r. "***Citadel Regulatory Sale***" means the right of Citadel to sell all, but not less than all, of its shares of Common Stock, in the event that there is a material change to the regulatory environment to which the Company or Citadel Parent (or any of its Affiliates) is subject that has a material and adverse effect on Citadel Parent (or any of its Affiliates) (whether caused by a change in regulation that applies to the Company as of the date hereof or a change in the Company's business activities or direction that subjects it to different or additional regulation or otherwise).

s. "***Company***" means TXSE Group Inc., a Texas corporation.

t. "***Compensation Securities***" means (without double counting) any then issued or issuable Excluded Securities described under clauses (i), (ii) or (iii) of the definition of "Excluded Securities".

u. "***Control***" (including any derivation thereof, including, but not limited to, "***Controlling***," "***Controls***," "***Controlled***" and "***Control Person***") means (i) either the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise, or (ii) a direct or indirect equity interest of fifty percent (50%) or more in such Person.

v. "***Controlling Stockholders***" means one or more Stockholders holding at least a majority of the Shares held in aggregate by the Stockholders.

w. "***Dragging Stockholders***" means one or more Stockholders holding at least seventy-five percent (75%) of the Shares held in aggregate by the Stockholders.

x. "***Equity Securities***" means any and all shares of Common Stock and any other securities of the Company convertible into, or exchangeable or exercisable for, such shares of Common Stock.

y. "***Excluded Securities***" means any Equity Securities pursuant to (i) a grant to any existing or prospective consultants, employees, officers or Directors pursuant to the Incentive Plan (including Equity Securities issued under the ORIS Program or under any successor plan to the Incentive Plan) or any other stock option, employee stock purchase or similar equity-based plan or other compensation agreement; (ii) the exercise, conversion or exchange of Equity Securities by any existing or prospective consultants, employees, officers or Directors pursuant to the Incentive Plan (including Equity Securities issued under the ORIS Program or under any successor plan to the Incentive Plan) or any other stock option, employee stock purchase or similar equity-based plan; *provided* that any fully vested shares of Common Stock issued by the Company derived from the vesting, exercise, conversion or exchange of such Equity Securities granted within two years from the date hereof in excess of the Incentive Plan Maximum Amount shall not be considered Excluded Securities; (iii) the exercise of the WoodRock Warrant; (iv) any acquisition by the Company of the stock, assets, properties or business of any Person; (v) any merger, consolidation or other business combination involving the Company; (vi) any initial public offering of the Company's Equity Securities pursuant to an effective registration statement under the Securities Act on Form S-1 or Form S-3; (vii) or any transaction or series of related transactions involving a change of Control of the Company; or (viii) a pro-rata stock split, stock dividend or any similar recapitalization but in the case of the foregoing clauses (iv), (v), and (vii), only with respect to the Equity Securities delivered to the sellers as consideration.

z. "***Goldman***" means Goldman Sachs PSI Global Holdings, LLC, a Delaware limited liability company, and its Permitted Transferees.

aa. "***Goldman Parent***" means The Goldman Sachs Group, Inc., a Delaware corporation.

bb. "***Goldman Regulatory Sale***" means the right of Goldman to sell all, but not less than all, of its shares of Common Stock, in the event that there is a material change to the regulatory environment to which the Company or Goldman Parent (or any of its affiliates) is subject that has a material and adverse effect on Goldman Parent (or any of its affiliates) (whether caused by a change in regulation that applies to the Company as of the date hereof or a change in the Company's business activities or direction that subjects it to different or additional regulation or otherwise). For the purposes of this Section 1(bb), "affiliate" shall have the same meaning as that term is defined for purposes of the BHCA.

cc. "***HOLA***" means the Home Owners' Loan Act of 1933, as amended from time to time.

dd. "***Incentive Plan Maximum Amount***" means 2,865,502 shares of Common Stock (subject to increase in accordance with the terms of the Incentive Plan and adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, recapitalization, or other similar transaction).

ee. "***Incentive Plan***" means the 2024 Long-Term Incentive Plan approved by the Board on March 27, 2024.

ff. "***JPM***" means JPMC Strategic Investments I Corporation, a Delaware corporation and its Permitted Transferees.

gg. "***JPM Parent***" means JPMorgan Chase & Co., a Delaware corporation.

hh. "***JPM Regulatory Sale***" means the right of JPM to sell all, but not less than all, of its shares of Common Stock, in the event that there is a material change to the regulatory environment to which the Company or JPM Parent (or any of its affiliates) is subject that has a material and adverse effect on JPM Parent (or any of its affiliates) (whether caused by a change in regulation that applies to the Company as of the date hereof or a change in the Company's business activities or direction that subjects it to different or additional regulation or otherwise). For the purposes of this Section 1(hh), "affiliate" shall have the same meaning as that term is defined for purposes of the BHCA.

ii. "***Jump***" means River View Investments II LLC.

jj. "***Major Investors***" means (i) BofA, (ii) BlackRock, (iii) Citadel, (iv) Goldman, (v) JPM, (vi) Schwab, (vii) the Warren Family and (viii) their respective Permitted Transferees.

kk. "***Market Maker***" means each of (i) Jump, (ii) SIG and (iii) to the extent designated by the Chief Executive Officer, any additional market makers that purchase at least 100,000 shares of Common Stock; *provided* that any entity listed in clauses (i)-(iii) shall no longer be considered a Market Maker to the extent it no longer holds 100,000 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, reorganization, recapitalization or other similar transaction); and *provided further*, that in no event shall Schwab be treated as a Market Maker.

ll. "***Market Maker Group***" means the Market Makers, collectively.

mm. "***New Securities***" means, collectively, Equity Securities of the Company that are not Excluded Securities, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

nn. "***ORIS Participants***" means any market participant to which the Company has issued, or issues, restricted stock units that vest upon achievement of directed order flow milestones under the Incentive Plan.

oo. "***ORIS Program***" means any Order Routing Incentive Structure incentive program to be entered into by and among the Company and the ORIS Participants, as amended, restated or otherwise modified from time to time.

pp. "***Permitted Transfer***" means (i) with respect to BofA (x) a Transfer between or among BofA Parent, BofA and any of its Affiliates or (y) a Transfer pursuant to a merger or reorganization of BofA or any BofA fund, (ii) with respect to BlackRock (x) a Transfer between or among BlackRock Parent, BlackRock and any of its Affiliates or (y) a Transfer pursuant to a merger or reorganization of BlackRock Parent, BlackRock or any BlackRock fund, (iii) with respect to Citadel, (x) a Transfer between or among Citadel Parent, Citadel and any of its Affiliates or (y) a Transfer pursuant to a merger or reorganization of Citadel Parent, Citadel or any Citadel fund, (iv) with respect to Goldman (x) a Transfer between or among Goldman Parent, Goldman and any of its Affiliates or (y) a Transfer pursuant to a merger or reorganization of Goldman or any Goldman fund, (v) with respect to JPM (x) a Transfer between or among JPM Parent, JPM and any of its Affiliates or (y) a Transfer pursuant to a merger or reorganization of JPM or any JPM fund, (vi) with respect to Schwab (x) a Transfer between or among Schwab and any of its Affiliates or (y) a Transfer pursuant to a merger or reorganization of Schwab or any Schwab fund, (vii) with respect to the Warren Family, a Transfer between or among the natural persons, entities or trusts comprising the Warren Family, and (viii) any Transfer by a Stockholder in connection with a Control Transaction pursuant to Section 3(c) or a transaction pursuant to Section 3(d).

qq. "***Person***" means any natural person, partnership, corporation, trust, limited liability company or other legally recognized entity.

rr. "***Pro Forma Compensation Equity Decimal***" means the ratio of (x) Compensation Securities to (y) the sum of (A) the total number of shares of Common Stock outstanding immediately prior to the issuance of New Securities, assuming full conversion of all Equity Securities and full exercise of all outstanding rights, options and warrants to acquire Common Stock, and (B) the number of unissued Compensation Securities then available under the Incentive Plan. As of the date hereof, the Pro Forma Compensation Equity Decimal equals 0.158, which represented the shares of Common Stock attributable to the 15% Incentive Plan and the WoodRock Warrant.

ss. "***Publicly-Traded Securities***" means securities that are listed or quoted on a national securities exchange and that are not subject to any "lock-up" or other restriction on transfer, contractual, legal or otherwise, in the hands of such Stockholders, other than customary lock-ups.

tt. "***Reincorporation Time***" means the "Effective Time" as defined in that certain Plan of Conversion approved and adopted by the Board on March 3, 2026, or such other date as the Board determines; *provided* that such Reincorporation Time shall be no later than June 30, 2026.

uu. "***Sanctions***" means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) the European Union and its governmental authorities and relevant member states, (c) the United Kingdom and its governmental authorities, including His Majesty's Treasury, (d) the United Nations Security Council or, or (e) other relevant sanctions authority.

vv. "***Sanctioned Country***" means any country or territory that is the target of comprehensive Sanctions (at the time of this Agreement, the Crimea, so-called Donetsk People's Republic, so-called Luhansk People's Republic, and the non-government-controlled areas of the Kherson and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea, and Syria).

ww. "***Sanctioned Person***" means (a) any Person listed in any Sanctions-related list of designated Persons maintained by the United States Government (including without limitation, sanctions enforced by OFAC), the United Nations Security Council, the European Union or His Majesty's Treasury; (b) any Person organized or resident in a Sanctioned Country; (c) any Person 50% or more owned or controlled by any such Person or Persons described in the forgoing clauses (a) or (b); or (d) any Person otherwise the subject of Sanctions.

xx. "***Schwab***" means The Charles Schwab Corporation, a Delaware corporation.

yy. "***Schwab Regulatory Sale***" means the right of Schwab to sell all, but not less than all, of its shares of Common Stock, in the event that there is a material change to the regulatory environment to which the Company or Schwab (or any of its "affiliates") is subject that has a material and adverse effect on Schwab (or any of its "affiliates") (whether caused by a change in regulation that applies to the Company as of the date hereof or a change in the Company's business activities or direction that subjects it to different or additional regulation or otherwise). For purposes of this Section 1(yy), "affiliate" shall have the same meaning as that term is defined for purposes of HOLA.

zz. "***Shares***" means all shares of the Company that are owned by the Stockholders, including those owned as of the execution of this Agreement or acquired thereafter by any Stockholder. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares, or the like of the capital stock of the Company affecting the Shares subject to this Agreement, the terms of this Agreement shall apply to the resulting securities owned by each Stockholder and such resulting securities owned by the Stockholders under this Agreement shall be deemed to be Shares for all purposes of this Agreement.

aaa. "***SIG***" means Susquehanna Private Equity Investments, LLLP.

bbb. "***Stockholder***" means an owner of Shares of the Company who is a party to this Agreement and includes without limitation any owner who, subsequent to this Agreement, acquires any Shares of the Company now or hereafter issued by Company directly from the Company or from a previous owner thereof.

ccc. "***Transfer***" means a transaction by which a Stockholder assigns all or a portion of such Stockholder's Shares, or any interest therein, to another Person, or by which the holder of Shares assigns the Shares to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, transfer by will or intestate succession, exchange, divorce or any other disposition. With respect to any Stockholder that is a corporation, limited liability company, limited liability partnership or other type of entity other than a natural person, any transfer of ownership in the entity resulting in a change of the Control Persons in such Stockholder or encumbrance of the ownership interests resulting in a change of the Control Persons of such Stockholder, including any such interests that become Controlled by an estate, trustee, conservator or other fiduciary of a Control Person of such Stockholder, shall be deemed a Transfer, *provided* that the foregoing shall not apply to a change of Control of such Stockholder that is not otherwise required to be approved by such Stockholder's board of managers, board of directors, managing member, general partner or other similar governing body, as applicable; and *provided further* that (i) any transfer or issuance of stock of BlackRock Parent or a BlackRock Regulatory Sale shall not be deemed a Transfer by BlackRock for purposes hereof, (ii) any transfer or issuance of equity interests of Citadel Parent or a Citadel Regulatory Sale shall not be deemed a Transfer by Citadel for purposes hereof, (iii) any transfer or issuance of stock of Schwab or a Schwab Regulatory Sale shall not be deemed a Transfer by Schwab for purposes hereof, (iv) any transfer or issuance of stock of JPM Parent or a JPM Regulatory Sale shall not be deemed a Transfer by JPM for purposes hereof, (v) any transfer or issuance of stock of BofA Parent or a BofA Regulatory Sale shall not be deemed a Transfer by BofA for purposes hereof, (vi) any transfer or issuance of stock of Goldman Parent or a Goldman Regulatory Sale shall not be deemed a Transfer by Goldman for purposes hereof, or (vi) any transfer or issuance of equity interests of a parent entity of any Market Maker shall not be deemed a Transfer by such Market Maker for purposes hereof.

ddd. "***Transferee***" means a Person who has received or will receive Shares pursuant to a Transfer.

eee. "***Warren Designator***" means Maverick Management Company LLC, a Delaware limited liability company.

fff. "***Warren Family***" means any or all of the following natural persons, entities or trusts as applied to Kelcy Warren: (i) Kelcy Warren's spouse, (ii) any lineal descendant of Kelcy Warren, including by adoption, (iii) any limited liability company, corporation or other entity which a member of the Warren Family Controls or (iv) any trust created for the primary benefit of (a) Kelcy Warren and/or his spouse and/or (b) any lineal descendant(s) of Kelcy Warren.

ggg. "***Warren Incremental Amount***" means, with respect to an issuance of New Securities, that amount of shares of Common Stock equal to the Warren Anti-Dilution Pro Rata Amount of the number of shares of Common Stock then concurrently issuable upon the exercise of the BlackRock Anti-Dilution Right, Citadel Anti-Dilution Right, Schwab Anti-Dilution Right, JPM Anti-Dilution Right, BofA Anti-Dilution Right or Goldman Anti-Dilution Right, as applicable.

hhh. "***WoodRock Warrant***" means that certain warrant issued to WoodRock Securities L.P. to purchase shares of Common Stock in an amount equal to 1% of the fully-diluted outstanding Common Stock of the Company as of the final closing of the Offering.

2. Management; Consent Rights; Joinder; Proxy.

a. Executive Director. Each Stockholder shall vote all Shares owned by such Stockholder or over which such Stockholder has voting Control, and shall take all other necessary or desirable actions within his, her, or its control, and the Company shall take all necessary or desirable actions within its control, to ensure that the individual who is the highest-ranking executive officer of the Company (the "***Executive Director***"), who shall initially be James Lee, is elected and continues to serve as a Director. Notwithstanding the foregoing, none of Schwab, JPM, BofA or Goldman may seek enforcement of this Section 2(a) against any other Stockholder.

b. Executive Director Termination. The Executive Director shall be removed immediately upon, and only upon, such person's ceasing to be the highest-ranking executive officer of the Company. In such event, each Stockholder shall promptly vote all voting securities (including all voting Shares) owned by such Stockholder or over which such Stockholder has voting Control, and shall take all other necessary or desirable actions within his, her, or its control (including in his, her, or its capacity as a shareholder, Director, member of a Board committee, officer of the Company, or otherwise), and the Company shall promptly take all necessary or desirable actions within its control, to remove from the Board such Executive Director.

c. Warren Family Director Rights.

(i) Following the consummation of the Offering, for so long as the Warren Family owns at least 2,500,000 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, reorganization, recapitalization or other similar transaction), the Warren Designator shall have the right (but not the obligation) pursuant to this Agreement to designate one Director to the Company's Board (the "***Warren Designee***") and each Stockholder shall take all other necessary or desirable actions within his, her, or its control to elect such Warren Designee as a Director.

(ii) So long as the Warren Designator has the right to designate a Director pursuant to this Section 2(c), the Warren Designator shall have the right to request the removal of any Warren Designee (with or without cause) nominated by the Warren Designator, from time to time and at any time, from the Board, exercisable upon written notice to the Company, and each Stockholder shall take all other necessary or desirable actions within his, her, or its control to cause such removal.

d. BlackRock Observer Rights.

(i) Following the consummation of the Offering, for so long as BlackRock owns at least 152,175 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, reorganization, recapitalization or other similar transaction), BlackRock shall have the right (but not the obligation) pursuant to this Agreement to designate one representative to attend all meetings of the Board and any committees thereof and of the board of directors or similar governing body of any of the Company's subsidiaries or any committee thereof in a nonvoting observer capacity (the "***BlackRock Observer Designee***") and, in this respect, the Company shall give (or cause to be given to) the BlackRock Observer Designee copies of all notices, minutes, consents and other materials that it provides to the Directors at the same time and in the same manner as provided to such Directors; *provided* that the BlackRock Observer Designee shall agree to treat as Confidential Information all information so provided; and *provided further*, that the Company reserves the right to withhold any information and to exclude the BlackRock Observer Designee from any meeting or portion thereof if access to such information or attendance at such meeting would reasonably be expected to prevent the Company from asserting attorney-client privilege between the Company and its counsel or result in a conflict of interest or the disclosure of trade secrets, which shall be reasonably determined by the Board acting in good faith on the advice of its counsel; and *provided further* that (i) such information will be provided to the BlackRock Observer Designee with redactions or other customary limitations, in each case, to the extent feasible to do so in a manner that would avoid (y) the waiver of such privilege or (z) the disclosure of trade secrets or information related to such conflict of interest and (ii) in the event that the BlackRock Observer Designee is required by the Board to temporarily leave a meeting of the Board or its committees or is precluded from receipt of any written materials, the BlackRock Observer Designee shall be informed of such exclusion or preclusion in a written notice stating the basis therefor. The BlackRock Observer Designee shall be entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with attending any and all meetings of the Board or any committee thereof.

(ii) So long as BlackRock has the right to designate the BlackRock Observer Designee pursuant to this Section 2(d), BlackRock may replace the BlackRock Observer Designee at any time upon five days' written notice to the Company with a new representative who is reasonably acceptable to the Company (such approval not to be unreasonably withheld, conditioned or delayed).

e. BlackRock Consent Rights. Neither the Company nor any of its subsidiaries will take any of the following actions without the prior consent of BlackRock (which such consent shall not to be unreasonably withheld, conditioned or delayed):

(i) undertaking a change in corporate form or jurisdiction of the Company;

(ii) entering into any transactions with a Related Person (as that term is defined in the Certificate of Formation) other than (1) transactions, or a series of related transactions, on arm's length terms involving an amount not in excess of $1 million that are approved by a majority of the disinterested Directors on the Board and (2) executive or director compensation arrangements, whether in the form of equity issued under the Incentive Plan (or any successor plan) or in cash, approved by a majority of the disinterested Directors on the Board or the compensation committee of the Board);

(iii) making amendments to the bylaws, Certificate of Formation, this Agreement (including terminating this Agreement) or other governing documents that are materially adverse to BlackRock (whether by their terms or their effect);

(iv) the issuance of (x) non-pro rata dividends or distributions or (y) non-cash dividends or distributions; and

(v) issuances of Equity Securities by subsidiaries of the Company; *provided* that for the purposes of this clause, "***Equity Securities***" means (i) any capital stock, partnership interests, limited liability company interests, units or any other type of equity interest, or other indicia of equity ownership (including profits interests) (collectively, "***Interests***"), (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any Interests (including any option to purchase such convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any security described in clause (i) or clause (ii), (iv) any such warrant or right or (v) any security issued in exchange for, upon conversion of or with respect to any of the foregoing securities.

f. Citadel Director Rights.

(i) Until (and including) May 24, 2026 (the "***Citadel Designation Period***"), for so long as Citadel or any of its Affiliates owns at least 450,000 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, reorganization, recapitalization or other similar transaction), Citadel shall have the right (but not the obligation) pursuant to this Agreement to designate one Director to the Company's Board (the "***Citadel Designee***") and each Stockholder shall take all other necessary or desirable actions within his, her, or its control to elect such Citadel Designee as a Director; *provided* that prior to the expiration of the initial Citadel Designation Period, Citadel shall have the right, but not the obligation, to extend, by written notice to the Company, the Citadel Designation Period until (and including) May 24, 2028. If Citadel has designated a Director to the Company's Board during the Citadel Designation Period (including as extended pursuant to this Section 2(f)(i)), so long as Citadel or any of its Affiliates owns at least 450,000 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common

Stock, merger, reorganization, recapitalization or other similar transaction), Citadel shall continue to have the right to designate a Citadel Designee as a Director and each Stockholder shall take all other necessary or desirable actions within his, her, or its control to elect such Citadel Designee as a Director.

(ii) So long as Citadel has the right to designate a Director pursuant to this Section 2(f), Citadel shall have the right to request the removal of the director (with or without cause) designated by Citadel, from time to time and at any time, from the Board, exercisable upon written notice to the Company, and each Stockholder shall take all other necessary or desirable actions within his, her, or its control to cause such removal.

g. Citadel Observer Rights.

(i) Following the consummation of the Offering, for so long as (A) Citadel owns at least 152,175 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, reorganization, recapitalization or other similar transaction) and (B) Citadel does not have a director serving on the Board, Citadel shall have the right (but not the obligation) pursuant to this Agreement to designate one representative to attend all meetings of the Board and any committees thereof and of the board of directors or similar governing body of any of the Company's subsidiaries or any committee thereof in a nonvoting observer capacity (the "***Citadel Observer Designee***") and, in this respect, the Company shall give (or cause to be given to) the Citadel Observer Designee copies of all notices, minutes, consents and other materials that it provides to the Directors at the same time and in the same manner as provided to such Directors; *provided* that the Citadel Observer Designee shall agree to treat as Confidential Information all information so provided; and *provided further*, that the Company reserves the right to withhold any information and to exclude the Citadel Observer Designee from any meeting or portion thereof if access to such information or attendance at such meeting would reasonably be expected to prevent the Company from asserting attorney-client privilege between the Company and its counsel or result in a conflict of interest or the disclosure of trade secrets, which shall be reasonably determined by the Board acting in good faith on the advice of its counsel; and *provided further* that (i) such information will be provided to the Citadel Observer Designee with redactions or other customary limitations, in each case, to the extent feasible to do so in a manner that would avoid (y) the waiver of such privilege or (z) the disclosure of trade secrets or information related to such conflict of interest and (ii) in the event that the Citadel Observer Designee is required by the Board to temporarily leave a meeting of the Board or its committees or is precluded from receipt of any written materials, the Citadel Observer Designee shall be informed of such exclusion or preclusion in a written notice stating the basis therefor. The Citadel Observer Designee shall be entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with attending any and all meetings of the Board or any committee thereof.

(ii) So long as Citadel has the right to designate the Citadel Observer Designee pursuant to this Section 2(g), Citadel may replace the Citadel Observer

Designee at any time upon five days' written notice to the Company with a new representative who is reasonably acceptable to the Company (such approval not to be unreasonably withheld, conditioned or delayed).

(iii) The Citadel Observer Designee shall automatically and immediately be removed from the position of an observer to the Board if Citadel designates a director pursuant to Section 2(f) and such director designee is seated as a member of the Board. Such removal shall take place at the time such Citadel Designee is seated as a member of the Board.

h. Citadel Consent Rights. Neither the Company nor any of its subsidiaries will take any of the following actions without the prior consent of Citadel (which such consent shall not to be unreasonably withheld, conditioned or delayed):

(i) undertaking a change in corporate form or jurisdiction of the Company;

(ii) entering into any transactions with a Related Person (as that term is defined in the Certificate of Formation) other than (1) transactions, or a series of related transactions, on arm's length terms involving an amount not in excess of $1 million that are approved by a majority of the disinterested Directors on the Board and (2) executive or director compensation arrangements, whether in the form of equity issued under the Incentive Plan (or any successor plan) or in cash, approved by a majority of the disinterested Directors on the Board or the compensation committee of the Board);

(iii) making amendments to the bylaws, Certificate of Formation, this Agreement (including terminating this Agreement) or other governing documents that are materially adverse to Citadel (whether by their terms or their effect);

(iv) the issuance of (x) non-pro rata dividends or distributions or (y) non-cash dividends or distributions; and

(v) issuances of Equity Securities by subsidiaries of the Company; *provided* that for the purposes of this clause, "***Equity Securities***" means (i) Interests, (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any Interests (including any option to purchase such convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any security described in clause (i) or clause (ii), (iv) any such warrant or right or (v) any security issued in exchange for, upon conversion of or with respect to any of the foregoing securities.

i. Schwab Observer Rights.

(i) Following the date hereof, for so long as Schwab owns at least 152,175 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, reorganization, recapitalization or other similar transaction), Schwab shall have the right (but not the obligation) pursuant to this Agreement to designate one representative to attend all meetings of the Board and any committees thereof and of the board of directors or similar governing body of any of the Company's subsidiaries or any committee thereof in a nonvoting observer capacity (the "***Schwab Observer Designee***") and, in this respect, the Company shall give (or cause to be given to) the Schwab Observer Designee copies of all notices, minutes, consents and other materials that it provides to the Directors at the same time and in the same manner as provided to such Directors; *provided* that the Schwab Observer Designee shall agree to treat as Confidential Information all information so provided; and *provided further*, that the Company reserves the right to withhold any information and to exclude the Schwab Observer Designee from any meeting or portion thereof if access to such information or attendance at such meeting would reasonably be expected to prevent the Company from asserting attorney-client privilege between the Company and its counsel or result in a conflict of interest or the disclosure of trade secrets, which shall be reasonably determined by the Board acting in good faith on the advice of its counsel; and *provided further* that (i) such information will be provided to the Schwab Observer Designee with redactions or other customary limitations, in each case, to the extent feasible to do so in a manner that would avoid (y) the waiver of such privilege or (z) the disclosure of trade secrets or information related to such conflict of interest and (ii) in the event that the Schwab Observer Designee is required by the Board to temporarily leave a meeting of the Board or its committees or is precluded from receipt of any written materials, the Schwab Observer Designee shall be informed of such exclusion or preclusion in a written notice stating the basis therefor. The Schwab Observer Designee shall be entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with attending any and all meetings of the Board or any committee thereof.

(ii) So long as Schwab has the right to designate the Schwab Observer Designee pursuant to this Section 2(i), Schwab may replace the Schwab Observer Designee at any time upon five days' written notice to the Company with a new representative who is reasonably acceptable to the Company (such approval not to be unreasonably withheld, conditioned or delayed).

j. Schwab Consent Rights. Neither the Company nor any of its subsidiaries will take any of the following actions without the prior consent of Schwab (which such consent shall not to be unreasonably withheld, conditioned or delayed):

(i) undertaking a change in corporate form or jurisdiction of the Company;

(ii) entering into any transactions with a Related Person (as that term is defined in the Certificate of Formation) other than (1) transactions, or a series of related transactions, on arm's length terms involving an amount not in excess of $1 million that are approved by a majority of the disinterested Directors on the Board and (2) executive or director compensation arrangements, whether in the form of equity issued under the Incentive Plan (or any successor plan) or in cash, approved by a majority of the disinterested Directors on the Board or the compensation committee of the Board);

(iii) making amendments to the bylaws, Certificate of Formation, this Agreement (including terminating this Agreement) or other governing documents that are materially adverse to Schwab (whether by their terms or their effect);

(iv) the issuance of (x) non-pro rata dividends or distributions or (y) non-cash dividends or distributions; and

(v) issuances of Equity Securities by subsidiaries of the Company; *provided* that for the purposes of this clause, "***Equity Securities***" means (i) Interests, (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any Interests (including any option to purchase such convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any security described in clause (i) or clause (ii), (iv) any such warrant or right or (v) any security issued in exchange for, upon conversion of or with respect to any of the foregoing securities.

k. JPM Observer Rights.

(i) Following the date hereof, for so long as JPM owns at least 152,175 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, reorganization, recapitalization or other similar transaction), JPM shall have the right (but not the obligation) pursuant to this Agreement to designate one representative to attend all meetings of the Board and any committees thereof and of the board of directors or similar governing body of any of the Company's subsidiaries or any committee thereof in a nonvoting observer capacity (the "***JPM Observer Designee***") and, in this respect, the Company shall give (or cause to be given to) the JPM Observer Designee copies of all notices, minutes, consents and other materials that it provides to the Directors at the same time and in the same manner as provided to such Directors; *provided* that the JPM Observer Designee shall agree to treat as Confidential Information all information so provided; and *provided further*, that the Company reserves the right to withhold any information and to exclude the JPM Observer Designee from any meeting or portion thereof if access to such information or attendance at such meeting would reasonably be expected to prevent the Company from asserting attorney-client privilege between the Company and its counsel or result in a conflict of interest or the disclosure of trade secrets, which shall be reasonably determined by the Board acting in good faith on the advice of its counsel; and *provided further* that (i) such information will be provided to the JPM Observer Designee with redactions or other customary limitations, in each case, to the extent feasible to do so in a manner that would avoid (y) the waiver of such privilege or (z) the disclosure of trade secrets or information related to such conflict of interest and (ii) in the event that the JPM Observer Designee is required by the Board to temporarily leave a meeting of the Board or its committees or is precluded from receipt of any written materials, the JPM Observer Designee shall be informed of such exclusion or preclusion in a written notice stating the basis therefor. The JPM Observer Designee shall be entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with attending any and all meetings of the Board or any committee thereof.

(ii) So long as JPM has the right to designate the JPM Observer Designee pursuant to this Section 2(k), JPM may replace the JPM Observer Designee at any time upon five days' written notice to the Company with a new representative who is reasonably acceptable to the Company (such approval not to be unreasonably withheld, conditioned or delayed).

l. JPM Consent Rights. Neither the Company nor any of its subsidiaries will take any of the following actions without the prior consent of JPM (which such consent shall not to be unreasonably withheld, conditioned or delayed):

(i) undertaking a change in corporate form or jurisdiction of the Company;

(ii) entering into any transactions with a Related Person (as that term is defined in the Certificate of Formation) other than (1) transactions, or a series of related transactions, on arm's length terms involving an amount not in excess of $1 million that are approved by a majority of the disinterested Directors on the Board and (2) executive or director compensation arrangements, whether in the form of equity issued under the Incentive Plan (or any successor plan) or in cash, approved by a majority of the disinterested Directors on the Board or the compensation committee of the Board);

(iii) making amendments to the bylaws, Certificate of Formation, this Agreement (including terminating this Agreement) or other governing documents that are materially adverse to JPM (whether by their terms or their effect);

(iv) the issuance of (x) non-pro rata dividends or distributions or (y) non-cash dividends or distributions; and

(v) issuances of Equity Securities by subsidiaries of the Company; *provided* that for the purposes of this clause, "***Equity Securities***" means (i) Interests, (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any Interests (including any option to purchase such convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any security described in clause (i) or clause (ii), (iv) any such warrant or right or (v) any security issued in exchange for, upon conversion of or with respect to any of the foregoing securities.

m. BofA Observer Rights.

(i) Following the date hereof, for so long as BofA owns at least 152,175 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, reorganization, recapitalization or other similar transaction), BofA shall have the right (but not the obligation) pursuant to this Agreement to designate one representative to attend all meetings of the Board and any committees thereof and of the board of directors or similar governing body of any of the Company's subsidiaries or any committee thereof in a nonvoting observer capacity (the "***BofA Observer Designee***") and, in this respect, the Company shall give (or cause to be given to) the BofA Observer Designee copies of all notices, minutes, consents and other materials that it provides to the Directors at the same time and in the same manner as provided to such Directors; *provided* that the BofA Observer Designee shall agree to treat as Confidential Information all information so provided; and *provided further*, that the Company reserves the right to withhold any information and to exclude the BofA Observer Designee from any meeting or portion thereof if access to such information or attendance at such meeting would reasonably be expected to prevent the Company from asserting attorney-client privilege between the Company and its counsel or result in a conflict of interest or the disclosure of trade secrets, which shall be reasonably determined by the Board acting in good faith on the advice of its counsel; and *provided further* that (i) such information will be provided to the BofA Observer Designee with redactions or other customary limitations, in each case, to the extent feasible to do so in a manner that would avoid (y) the waiver of such privilege or (z) the disclosure of trade secrets or information related to such conflict of interest and (ii) in the event that the BofA Observer Designee is required by the Board to temporarily leave a meeting of the Board or its committees or is precluded from receipt of any written materials, the BofA Observer Designee shall be informed of such exclusion or preclusion in a written notice stating the basis therefor. The BofA Observer Designee shall be entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with attending any and all meetings of the Board or any committee thereof.

(ii) So long as BofA has the right to designate the BofA Observer Designee pursuant to this <u>Section 2(m)</u>, BofA may replace the BofA Observer Designee at any time upon five days' written notice to the Company with a new representative who is reasonably acceptable to the Company (such approval not to be unreasonably withheld, conditioned or delayed).

n. <u>BofA Consent Rights</u>. Neither the Company nor any of its subsidiaries will take any of the following actions without the prior consent of BofA, solely to the extent such right is consistent with "nonvoting securities" as defined in 12 CFR 225.2(q)(2), (which such consent shall not to be unreasonably withheld, conditioned or delayed):

(i) undertaking a change in corporate form or jurisdiction of the Company;

(ii) entering into any transactions with a Related Person (as that term is defined in the Certificate of Formation) other than (1) transactions, or a series of related transactions, on arm's length terms involving an amount not in excess of $1 million that are approved by a majority of the disinterested Directors on the Board and (2) executive or director compensation arrangements, whether in the form of equity issued under the Incentive Plan (or any successor plan) or in cash, approved by a majority of the disinterested Directors on the Board or the compensation committee of the Board);

(iii) making amendments to the bylaws, Certificate of Formation, this Agreement (including terminating this Agreement) or other governing documents that are materially adverse to BofA (whether by their terms or their effect);

(iv) the issuance of (x) non-pro rata dividends or distributions or (y) non-cash dividends or distributions; and

(v) issuances of Equity Securities by subsidiaries of the Company; *provided* that for the purposes of this clause, "***Equity Securities***" means (i) Interests, (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any Interests (including any option to purchase such convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any security described in clause (i) or clause (ii), (iv) any such warrant or right or (v) any security issued in exchange for, upon conversion of or with respect to any of the foregoing securities.

o. Goldman Observer Rights.

(i) Following the date hereof, for so long as Goldman owns at least 152,175 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, reorganization, recapitalization or other similar transaction), Goldman shall have the right (but not the obligation) pursuant to this Agreement to designate one representative to attend all meetings of the Board and any committees thereof and of the board of directors or similar governing body of any of the Company's subsidiaries or any committee thereof in a nonvoting observer capacity (the "***Goldman Observer Designee***") and, in this respect, the Company shall give (or cause to be given to) the Goldman Observer Designee copies of all notices, minutes, consents and other materials that it provides to the Directors at the same time and in the same manner as provided to such Directors; *provided* that the Goldman Observer Designee shall agree to treat as Confidential Information all information so provided; and *provided further*, that the Company reserves the right to withhold any information and to exclude the Goldman Observer Designee from any meeting or portion thereof if access to such information or attendance at such meeting would reasonably be expected to prevent the Company from asserting attorney-client privilege between the Company and its counsel or result in a conflict of interest or the disclosure of trade secrets, which shall be reasonably determined by the Board acting in good faith on the advice of its counsel; and *provided further* that (i) such information will be provided to the Goldman Observer Designee with redactions or other customary limitations, in each case, to the extent feasible to do so in a manner that would avoid (y) the waiver of such privilege or (z) the disclosure of trade secrets or information related to such conflict of interest and (ii) in the event that the Goldman Observer Designee is required by the Board to temporarily leave a meeting of the Board or its committees or is precluded from receipt of any written materials, the Goldman Observer Designee shall be informed of such exclusion or preclusion in a written notice stating the basis therefor. The Goldman Observer Designee shall be entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with attending any and all meetings of the Board or any committee thereof.

(ii) So long as Goldman has the right to designate the Goldman Observer Designee pursuant to this Section 2(o), Goldman may replace the Goldman Observer Designee at any time upon five days' written notice to the Company with a new representative who is reasonably acceptable to the Company (such approval not to be unreasonably withheld, conditioned or delayed).

p. Goldman Consent Rights. Neither the Company nor any of its subsidiaries will take any of the following actions without the prior consent of Goldman (which such consent shall not to be unreasonably withheld, conditioned or delayed):

(i) undertaking a change in corporate form or jurisdiction of the Company;

(ii) entering into any transactions with a Related Person (as that term is defined in the Certificate of Formation) other than (1) transactions, or a series of related transactions, on arm's length terms involving an amount not in excess of $1 million that are approved by a majority of the disinterested Directors on the Board and (2) executive or director compensation arrangements, whether in the form of equity issued under the Incentive Plan (or any successor plan) or in cash, approved by a majority of the disinterested Directors on the Board or the compensation committee of the Board);

(iii) making amendments to the bylaws, Certificate of Formation, this Agreement (including terminating this Agreement) or other governing documents that are materially adverse to Goldman (whether by their terms or their effect);

(iv) the issuance of (x) non-pro rata dividends or distributions or (y) non-cash dividends or distributions; and

(v) issuances of Equity Securities by subsidiaries of the Company; *provided* that for the purposes of this clause, "***Equity Securities***" means (i) Interests, (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any Interests (including any option to purchase such convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any security described in clause (i) or clause (ii), (iv) any such warrant or right or (v) any security issued in exchange for, upon conversion of or with respect to any of the foregoing securities.

q. Most Favored Nations. If in connection with the Offering or at any time following the consummation of the Offering the Company grants to other persons additional or more broadly construed rights, benefits or other arrangements with respect to any actions of the Company, the Company shall extend such rights, benefits or other arrangements to each of the Major Investors, and each of the Major Investors shall be entitled to exercise such consent rights without any further action on the respective part of any Major Investor; *provided* that Schwab, JPM, BofA and Goldman may each waive, upon its written election, any such right, benefit or other arrangement.

r. Joinder of Transferees. In the event that any party hereto Transfers, directly or indirectly, any Shares to any Transferee, such transferring party shall, as a condition to any such Transfer, require, among other things, such Transferee to enter into a joinder agreement in the form attached hereto as **Exhibit A** (a "***Joinder***") to become party to this Agreement and be deemed to be a party for all purposes herein. If any such Transferee is an individual and married, such party shall, as a condition to such Transfer, cause such Transferee to deliver to the Company a duly executed copy of a Spousal Consent in the form included in the Joinder.

s. Proxy Appointment. Each Stockholder (other than BlackRock, Citadel, Schwab, JPM, BofA, Goldman or any Market Maker) hereby constitutes and appoints as the proxy of such Stockholder, and hereby grants a power of attorney to, the Secretary of the Company, with full power and substitution, with respect to the matters set forth herein, and hereby authorizes him or her to represent and to vote all of such Stockholder's Shares in the manner provided in this Agreement, and hereby authorizes him or her to take any necessary action to give effect to the provisions contained in this Section 2. Each of the proxy and power of attorney granted in this Section 2(s) is given in consideration of the agreements and covenants of the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable until this Agreement terminates pursuant to its terms or this Section 2(s) is amended to remove such grant of proxy and power of attorney in accordance with this Agreement. Each Stockholder granting a proxy and power of attorney hereunder hereby revokes any and all previous proxies or powers of attorney with respect to such Stockholder's Shares and shall not hereafter, until this Agreement terminates pursuant to its terms or this Section 2(s) is amended to remove this provision in accordance with this Agreement, grant, or purport to grant, any other proxy or power of attorney with respect to such Shares, deposit any of such Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or power of attorney or give instructions with respect to the voting of any of such Shares, in each case, with respect to any of the matters set forth in this Agreement. Notwithstanding the foregoing, Schwab, JPM, BofA, and Goldman, may not seek enforcement of this Section 2(s) against any other Stockholder.

t. Market Maker Group Director Rights.

(i) Until the total number of Market Makers in the Market Maker Group exceeds five, the Market Maker Group shall have the right to designate, collectively, one Director to the Company's Board of Directors (the "***Market Maker Group Director***"). Each Market Maker shall have the right (but not the obligation) on a rotating basis to fill the Market Maker Group Director seat for a one year term with an individual designated by such Market Maker. The Chief Executive Officer will determine the order of rotation of the individuals so designated by the Market Makers to serve as the Market Maker Group Director. Each Stockholder shall take all other necessary or desirable actions within his, her, or its control to elect as a Director the individual so designated pursuant to this Section 2(t)(i) as the Market Maker Group Director.

(ii) In the event there are between six and ten Market Makers in the Market Maker Group, the Market Maker Group shall have the right to designate, collectively, two Market Maker Group Directors. Each Market Maker shall have the right (but not the obligation) on a rotating basis to fill one of the Market Maker Group Director seats for a one year term with an individual designated by such Market Maker. The Chief Executive Officer will determine the order of rotation of the individuals so designated by the Market Makers to serve as the Market Maker Group Directors. Each Stockholder shall take all other necessary or desirable actions within his, her, or its control to elect as Directors the individuals so designated pursuant to this Section 2(t)(ii) as Market Maker Group Directors.

(iii) So long as the Market Maker Group has the right to designate Market Maker Group Director(s) pursuant to this Section 2(t), any Market Maker shall have the right to request the removal from the Board of the individual it has designated to serve as the Market Maker Group Director, exercisable upon written notice to the Company, and each Stockholder shall take all other necessary or desirable actions within his, her, or its control to cause such removal and replace such Market Maker Group Director with an individual designated by such Market Maker.

(iv) In the event a Market Maker loses its status as a Market Maker, (y) the individual designated by such former Market Maker shall resign immediately from the Board if then so serving as the Market Maker Group Director and (z) if the loss of such status results in the number of Market Makers decreasing to five, such decrease shall not shorten an incumbent Director's term (subject to the immediately preceding clause (y)).

(v) At no time shall the number of Market Makers authorized by the Chief Executive Officer exceed ten.

u. Preservation of Board Authority; No Director-Equivalent Liability. The parties agree and acknowledge that this Agreement is not intended to constitute a shareholders' agreement of the type authorized by Subchapter C of Chapter 21 of the TBOC, as permitted by Section 21.110 of the TBOC, and shall not limit the discretion or powers of the Board, supplant the Board, or vest any such managerial authority in any Stockholder. The parties further acknowledge and agree that the Board shall continue to be subject to, and shall remain liable for breach of, all duties imposed under applicable law, and no Stockholder shall incur personal liability for any act or omission of the Company solely by reason of holding or validly exercising (or not exercising) any consent, veto, or approval rights granted hereunder.

3. Restrictions on Transfer of Shares; Certain Rights of Stockholders.

a. [INTENTIONALLY OMITTED]

b. Conditions to Transfer by a Stockholder. Without limiting any other provisions or restrictions or conditions of this Section 3 and in addition thereto, no Transfer of Shares or any other rights or obligations or interests of a Stockholder may be made under any circumstances unless each and all of the following requirements and conditions precedent are satisfied, except in connection with (i) a Permitted Transfer, in which case only the requirements and conditions precedent in Section 3(b)(i)(2) shall be required, (ii) a Transfer of Shares pursuant to Section 3(c) or Section 3(d) of this Agreement or (iii) a BlackRock Regulatory Sale, Schwab Regulatory Sale, Citadel Regulatory Sale, JPM Regulatory Sale, BofA Regulatory Sale or Goldman Regulatory Sale in which case only the requirements and conditions precedent in Section 3(b)(i)(2) shall be required:

i. Required Documents. The following are delivered to the Company:

1. Notice of Intent to Transfer. At a reasonable time prior to the consummation of the Transfer, written notice by the Stockholder of the intent to make a Transfer of Shares, together with a detailed statement of the circumstances surrounding the proposed Transfer that is sufficient to enable the Directors to determine in their sole discretion whether such Transfer is permissible hereunder, and what opinions of counsel, certificates or documents, if any, that may be needed to complete such Transfer in compliance with the other terms and conditions of this Agreement; *provided* that this Section 3(b)(i)(1) shall not be construed as a general consent right over Transfers;

2. Agreement to be Bound. A Joinder in the form of **Exhibit A**, pursuant to which the proposed assignee agrees to all of the terms and conditions of, and to be bound by, this Agreement, and to assume the restrictions and obligations of the transferring Stockholder with respect to such transferred Shares in accordance with such Joinder; *provided* that for the avoidance of doubt, a Joinder shall only be required in connection with a direct Transfer of Shares and not an indirect Transfer of equity interests in a Major Investor; and

3. Additional Documents. Such additional instruments, documents and certificates as shall be requested by the Directors (including opinions of counsel to any transferor satisfactory to the Directors) with respect to any of the matters set forth in Section 3(b)(ii) of this Agreement.

ii. Additional Restrictions. Such Transfer would not:

1. Securities Laws. Result in the violation of the Securities Act or any regulation issued pursuant thereto, or any state securities laws or regulations, or any other applicable federal or state laws or order of any court having jurisdiction over the Company;

2. Events of Default. Be a violation of or an event of default under, or give rise to a right to accelerate any indebtedness described in, any note, mortgage, loan agreement or similar instrument or document to which the Company is a party unless such violation or event of default shall be waived by the parties thereto; or

3. Not Legally Competent. Be a Transfer to an individual who is not legally competent or who has not achieved his or her majority under the laws of the State of Texas (excluding trusts for the benefit of minors as otherwise permitted in this Agreement).

iii. Costs. The transferring Stockholder or assignee shall pay to the Company any and all costs incurred and to be incurred by the Company in connection with or as a result of such Transfer, to the extent such costs would not have been incurred by the Company if such Transfer had not been proposed or made.

iv. Outstanding Options to Purchase. There shall be no outstanding options to purchase the Shares otherwise subject to Transfer by such Stockholder.

c. Drag-Along Rights.

i. Rights in Control Transaction. If at any time the Controlling Stockholders shall determine to sell or exchange (in a business combination or otherwise) for cash, Publicly-Traded Securities or a combination thereof, all of the Shares held by such Controlling Stockholders (a "***Control Transaction***") to or with an unaffiliated third party (a "***Proposed Purchaser***"), the Controlling Stockholders may do so without the consent of the Company or any other Stockholder, so long as it complies with the remainder of this Section 3(c) and, if applicable, Sections 2(e)(ii), 2(h)(ii), 2(j)(ii), 2(l)(ii), 2(n)(ii) and 2(p)(ii). In the event of a Control Transaction undertaken by the Dragging Stockholders, each Stockholder shall be obligated to, and shall (A) sell, transfer and deliver, or cause to be sold, transferred and delivered to such Proposed Purchaser, all Shares owned by it or him at the same price per Share and on the same terms as are applicable to the Dragging Stockholders, (B) if Stockholder approval of the Control Transaction is required, vote its Shares in favor of the Control Transaction (and any related actions consistent with the other provisions of this Section 3(c) and necessary to consummate the Control Transaction) and execute and deliver all related documentation and take such other actions consistent with the other provisions of this Section 3(c) and as reasonably requested by the Dragging Stockholders in support of such Control Transaction, (C) refrain from taking any actions to exercise, and take all actions to waive, any dissenters', appraisal, or other similar rights that it may have in connection with such Control Transaction and (D) refrain from asserting any claim or commencing any suit challenging the Control Transaction or this Agreement. With respect to any Stockholders holding options, rights or warrants to acquire Shares in the Company, the Controlling Stockholders, in their sole discretion, shall elect one of the following options: (1) give holders the opportunity to exercise such rights prior to the consummation of the Control Transaction and participate in such sale as shareholders, with such rights, options and warrants terminating upon consummation of the Control Transaction, (2) provide that upon the consummation of the Control Transaction, such holders shall receive in exchange for such rights, options and warrants consideration equal to the amount determined by multiplying the same amount of consideration per Share received by the Stockholders in connection with the Control Transaction less the exercise price per Share of such rights, options and warrants to acquire Shares by the number of Shares represented by such rights, options or warrants and/or (3) provide for the assumption of the rights, options or warrants by the Proposed Purchaser. In connection with a Control Transaction, no Stockholder shall be required to (A) make any representations or warranties other than customary fundamental representations and warranties as to such Stockholder's due organization, title to the securities it is selling, authority and capacity to effect the sale of such securities and the absence of any conflict under law or its organizational documents that in each case would prevent or materially impair the sale by such Stockholder of such securities in such Control Transaction, (B) agree to any non-compete, non-solicit, non-hire or other restrictive covenants, (C) agree to any provision providing for licensing of intellectual property or delivery of any products or services, (D) agree to amend, terminate or enter into any commercial agreement, or (E) indemnify any party (1) with respect to the Company's representations on a joint basis and such indemnification obligations shall (I) be expressly stated to be several and not joint and (II) not exceed the net proceeds such Stockholder shall receive in connection with the Control Transaction or (2) with respect to any other representations, warranties or agreements made by any other Stockholder.

ii. Closing. The closing of any transaction under this Section 3(c) shall take place at the same date, time and place as the closing of the Control Transaction. At the closing, the Proposed Purchaser shall pay the purchase price in the amount and manner prescribed below and each Stockholder shall transfer to the Proposed Purchaser the Shares to be purchased, together with the Stockholder's written representation to the Proposed Purchaser that the Shares are transferred free and clear of all liens, pledges, encumbrances, security interests or claims of any kind or character.

iii. Manner of Payment. Each Stockholder shall receive (or shall have the option to receive) their portion of the purchase price to be paid under this Section 3(c) in the same form of consideration as that received by the Controlling Stockholders; *provided* that if the Controlling Stockholders are to receive property other than cash or Publicly-Traded Securities in full or partial consideration for the transfer of Shares in the Control Transaction, (1) BlackRock may elect for the consideration otherwise payable to BlackRock in a Control Transaction, to the extent not solely cash and Publicly-Traded Securities, to be replaced with cash and Publicly-Traded Securities (it being understood that nothing shall preclude BlackRock from electing to accept (in its sole discretion) consideration in a Control Transaction that is not either cash or Publicly-Traded Securities as provided above), (2) Citadel may elect for the consideration otherwise payable to Citadel in a Control Transaction, to the extent not solely cash and Publicly-Traded Securities, to be replaced with cash and Publicly-Traded Securities (it being understood that nothing shall preclude Citadel from electing to accept (in its sole discretion) consideration in a Control Transaction that is not either cash or Publicly-Traded Securities as provided above), (3) Schwab may elect for the consideration otherwise payable to Schwab in a Control Transaction, to the extent not solely cash and Publicly-Traded Securities, to be replaced with cash and Publicly-Traded Securities (it being understood that nothing shall preclude Schwab from electing to accept (in its sole discretion) consideration in a Control Transaction that is not either cash or Publicly-Traded Securities as provided above), (4) JPM may elect for the consideration otherwise payable to JPM in a Control Transaction, to the extent not solely cash and Publicly-Traded Securities, to be replaced with cash and Publicly-Traded Securities (it being understood that nothing shall preclude JPM from electing to accept (in its sole discretion) consideration in a Control Transaction that is not either cash or Publicly-Traded Securities as provided above), (5) BofA may elect for the consideration otherwise payable to BofA in a Control Transaction, to the extent not solely cash and Publicly-Traded Securities, to be replaced with cash and Publicly-Traded Securities (it being understood that nothing shall preclude BofA from electing to accept (in its sole discretion) consideration in a Control Transaction that is not either cash or Publicly-Traded Securities as provided above), (6) Goldman may elect for the consideration otherwise payable to Goldman in a Control Transaction, to the extent not solely cash and Publicly-Traded Securities, to be replaced with cash and Publicly-Traded Securities (it being understood that nothing shall preclude Goldman from electing to accept (in its sole discretion) consideration in a Control Transaction that is not either cash or Publicly-Traded Securities as provided above), and (7) each Market Maker may elect for the consideration otherwise payable to such Market Maker in a Control Transaction, to the extent not solely cash and Publicly-Traded Securities, to be replaced with cash and Publicly-Traded Securities (it being understood that nothing shall preclude any Market Maker from electing to accept (in its sole discretion) consideration in a Control Transaction that is not either cash or Publicly-Traded Securities as provided above); and *provided further*, that if Schwab is entitled to receive voting securities in excess of 4.9% of a "class of voting shares" (as defined for purposes of section 238.2(r)(3) of Regulation LL of the Board of Governors of the Federal Reserve System (12 C.F.R. 238.2(r)(3))) as consideration in a Control Transaction, Schwab may elect to have the portion of such securities in excess of 4.9% of a "class of voting shares" (as defined for purposes of section 238.2(r)(3) of Regulation LL of the Board of Governors of the Federal Reserve System (12 C.F.R. 238.2(r)(3))) replaced with securities that are "nonvoting securities" (as defined for purposes of section 238.2(r)(2) of Regulation LL of the Board of Governors of the Federal Reserve System (12 C.F.R. 238.2(r)(2))) and that, other than with respect to voting, have equivalent rights to the voting securities they replace; and *provided further*, that if any BHC Entity is entitled to receive voting securities in excess of 4.9% of a "class of voting shares" (as defined for purposes of section 225.2(q)(3) of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. 225.2(q)(3))) as consideration in a Control Transaction, such BHC Entity may elect to have the portion of such securities in excess of 4.9% of a "class of voting shares" (as defined for purposes of section 225.2(q)(3) of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. 225.2(q)(3))) replaced with securities that are "nonvoting securities" (as defined for purposes of section 225.2(q)(2) of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. 225.2(q)(2))) and that, other than with respect to voting, have equivalent rights to the voting securities they replace.

iv. Abandonment. Nothing herein shall prevent the Controlling Stockholders or Dragging Stockholders from abandoning at any time a proposed Control Transaction for which a notice has been given, and in such event the Controlling Stockholders or Dragging Stockholders shall not have any liability to the Stockholders hereunder as a result of abandoning such transaction.

v. Failure to Transfer. In the event of any failure on the part of a Stockholder or the Stockholder's legal representative to deliver Shares sold pursuant to this Section 3(c), each Stockholder (other than BlackRock, Citadel, Schwab, the BHC Entities or any Market Maker) appoints the Secretary of the Company as such transferring Stockholder's agent and attorney-in-fact to execute and deliver all documents needed to convey and exchange such Shares, if such Stockholder is not present at the closing. This power of attorney is coupled with an interest and does not terminate on the transferring Stockholder's disability or death, and continues for so long as this Agreement is in effect. For the purpose of this Section 3(c), tender of the purchase price to the Company by the Proposed Purchaser for the benefit of the selling Stockholder shall be deemed equivalent to payment to the selling Stockholder.

d. Tag-Along Rights.

i. Opportunity to Join. If at any time the Controlling Stockholders shall determine to enter into a Control Transaction with a Proposed Purchaser, such Controlling Stockholders shall refrain from effecting such transaction unless, prior to the consummation thereof, each other Stockholder shall have been afforded the opportunity to join in such sale on a pro rata basis, as hereinafter provided. Prior to consummation of any proposed sale, disposition or transfer of the Shares described in this Section 3(d), the Controlling Stockholders shall cause the Proposed Purchaser to offer in writing to each other Stockholder to purchase the Shares owned by such other Stockholders at the same price per Share and on the same terms as are applicable to the Controlling Stockholders (the "***Purchase Offer***"). Each Stockholder shall have twenty (20) days from the date the Purchase Offer is given in which to accept such Purchase Offer. The Controlling Stockholders shall notify the Proposed Purchaser that the sale or other transfer is subject to this Section 3(d) and shall ensure that no sale or other transfer is consummated without the Proposed Purchaser first complying with this Section 3(d). With respect to any Stockholder holding options, rights or warrants to acquire Shares in the Company, the Controlling Stockholders, in their sole discretion, shall elect one or more of the following options: (A) give such holders the opportunity to exercise such rights prior to the consummation of the Control Transaction and participate in such sale as shareholders, with such rights, options and warrants terminating upon consummation of the transaction, (B) provide that upon the consummation of the Control Transaction, such holders shall receive in exchange for such rights, options and warrants consideration equal to the amount determined by multiplying (1) the same amount of consideration per Share received by the Controlling Stockholders in connection with the Control Transaction less the exercise price per Share of such rights, options and warrants to acquire Shares by (2) the number of Shares represented by such rights, options or warrants and/or (C) provide for the assumption of the rights, options or warrants by the Proposed Purchaser. In connection with any transaction pursuant to this Section 3(d), no Stockholder shall be required to (A) make any representations or warranties other than customary fundamental representations and warranties as to such Stockholder's due organization, title to the securities it is selling, authority and capacity to effect the sale of such securities and the absence of any conflict under law or its organizational documents that in each case would prevent or materially impair the sale by such Stockholder of such securities in such Control Transaction, (B) agree to any non-compete, non-solicit, non-hire or other restrictive covenants, (C) agree to any provision providing for licensing of intellectual property or delivery of any products or services, (D) agree to amend, terminate or enter into any commercial agreement, or (E) indemnify any party (1) with respect to the Company's representations on a joint basis and such indemnification obligations shall (I) be expressly stated to be several and not joint and (II) not exceed the net proceeds such Stockholder shall receive in connection with the Control Transaction or (2) with respect to any other representations, warranties or agreements made by any other Stockholder.

In addition to the rights granted pursuant to this Section 3(d)(i) hereof, if at any following time following the consummation of the Offering, any of (A) James Lee and his Affiliates, (B) the Warren Family, or (C) any other Stockholder or group of Affiliated Stockholders who holds in excess of 10% of the outstanding shares of the Company (calculated on a fully-diluted basis including after giving effect to the exercise of the WoodRock Warrant and the issuance of all shares of Common Stock issuable under the Incentive Plan (without double-counting)), in each case proposes to Transfer (other than in a Permitted Transfer) in one or a series of transactions in excess of 3% of the outstanding shares of Common Stock of the Company (calculated on a fully-diluted basis including after giving effect to the exercise of the WoodRock Warrant and the issuance of all shares of Common Stock issuable under the Incentive Plan (without double-counting)) in any 12-month period, then each of BlackRock, Citadel, Schwab, JPM, BofA and Goldman shall be afforded the opportunity to join in such sale on a pro rata basis in such party's sole discretion and be entitled to rely on the limitations set forth in the previous sentence of this Section 3(d)(i) as if it were a Control Transaction.

ii. Closing. The closing of any transaction under this Section 3(d) shall take place at the same date, time and place as the closing of the Control Transaction. At the closing, the Proposed Purchaser shall pay the purchase price in the amount and manner prescribed below and each Stockholder shall transfer to the Proposed Purchaser the Shares to be purchased, together with the Stockholder's written representation to the Proposed Purchaser that the Shares are transferred free and clear of all liens, pledges, encumbrances, security interests or claims of any kind or character.

iii. Manner of Payment. Each Stockholder shall receive (or shall have the option to receive) its portion of the purchase price to be paid under this Section 3(d) in the same form of consideration as that received by the Controlling Stockholders; *provided* that if the Controlling Stockholders are to receive property other than cash or Publicly-Traded Securities in full or partial consideration for the transfer of Shares in the Control Transaction, (1) BlackRock may elect for the consideration otherwise payable to BlackRock in a Control Transaction, to the extent not solely cash and

Publicly-Traded Securities, to be replaced with cash and Publicly-Traded Securities (it being understood that nothing shall preclude BlackRock from electing to accept (in its sole discretion) consideration in a Control Transaction that is not either cash or Publicly-Traded Securities as provided above), (2) Citadel may elect for the consideration otherwise payable to Citadel in a Control Transaction, to the extent not solely cash and Publicly-Traded Securities, to be replaced with cash and Publicly-Traded Securities (it being understood that nothing shall preclude Citadel from electing to accept (in its sole discretion) consideration in a Control Transaction that is not either cash or Publicly-Traded Securities as provided above), (3) Schwab may elect for the consideration otherwise payable to Schwab in a Control Transaction, to the extent not solely cash and Publicly-Traded Securities, to be replaced with cash and Publicly-Traded Securities (it being understood that nothing shall preclude Schwab from electing to accept (in its sole discretion) consideration in a Control Transaction that is not either cash or Publicly-Traded Securities as provided above), (4) each Market Maker may elect for the consideration otherwise payable to such Market Maker in a Control Transaction, to the extent not solely cash and Publicly-Traded Securities, to be replaced with cash and Publicly-Traded Securities (it being understood that nothing shall preclude any Market Maker from electing to accept (in its sole discretion) consideration in a Control Transaction that is not either cash or Publicly-Traded Securities as provided above); and *provided further*, that if Schwab is entitled to receive voting securities in excess of 4.9% of a "class of voting shares" (as defined for purposes of section 238.2(r)(3) of Regulation LL of the Board of Governors of the Federal Reserve System (12 C.F.R. 238.2(r)(3))) as consideration in a Control Transaction, Schwab may elect to have the portion of such securities in excess of 4.9% of a "class of voting shares" (as defined for purposes of section 238.2(r)(3) of Regulation LL of the Board of Governors of the Federal Reserve System (12 C.F.R. 238.2(r)(3))) replaced with securities that are "nonvoting securities" (as defined for purposes of section 238.2(r)(2) of Regulation LL of the Board of Governors of the Federal Reserve System (12 C.F.R. 238.2(r)(2))) and that, other than with respect to voting, have equivalent rights to the voting securities they replace, and (5) any BHC Entity may elect for the consideration otherwise payable to such BHC Entity in a Control Transaction, to the extent not solely cash and Publicly-Traded Securities, to be replaced with cash and Publicly-Traded Securities (it being understood that nothing shall preclude a BHC Entity from electing to accept (in its sole discretion) consideration in a Control Transaction that is not either cash or Publicly-Traded Securities as provided above); and *provided further*, that if a BHC Entity is entitled to receive voting securities in excess of 4.9% of a "class of voting shares" (as defined for purposes of section 225.2(q)(3) of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. 225.2(q)(3))) as consideration in a Control Transaction, such BHC Entity may elect to have the portion of such securities in excess of 4.9% of a "class of voting shares" (as defined for purposes of section 225.2(q)(3) of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. 225.2(q)(3))) replaced with securities that are "nonvoting securities" (as defined for purposes of section 225.2(q)(2) of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. 225.2(q)(2))) and that, other than with respect to voting, have equivalent rights to the voting securities they replace.

iv. Abandonment. Nothing herein shall prevent the Controlling Stockholders from abandoning at any time a proposed Control Transaction for which a notice has been given, and in such event the Controlling Stockholders shall not have any liability to the Stockholders hereunder as a result of abandoning such transaction.

v. Failure to Transfer. In the event of any failure on the part of a Stockholder or the Stockholder's legal representative to deliver Shares sold pursuant to this Section 3(d), each Stockholder (other than BlackRock, Citadel, Schwab, the BHC Entities or any Market Maker) appoints the Secretary of the Company as such transferring Stockholder's agent and attorney-in-fact to execute and deliver all documents needed to convey and exchange such Shares, if such Stockholder is not present at the closing. This power of attorney is coupled with an interest and does not terminate on the transferring Stockholder's disability or death, and continues for so long as this Agreement is in effect. For the purpose of this Section 3(d), tender of the purchase price to the Company by the Proposed Purchaser for the benefit of the selling Stockholder shall be deemed equivalent to payment to the selling Stockholder.

e. Anti-Dilution Rights.

i. Grant of Warren Anti-Dilution Right. Following the consummation of the Offering, for so long as the Warren Family owns at least 152,175 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, reorganization, recapitalization or other similar transaction) and subject to the terms of this Section 3(e) and Section 14 hereof, the Company hereby grants to the Warren Family the right (but not the obligation) to purchase up to the sum of (i) its pro rata amount (rounded upwards to the nearest whole share of Common Stock) of any New Securities (other than any Excluded Securities) that the Company may from time to time issue or sell to any Person immediately following such issuance or sale and (ii) the Warren Incremental Amount (the "***Warren Anti-Dilution Right***"). The pro rata amount for purposes of this Warren Anti-Dilution Right (the "***Warren Anti-Dilution Pro Rata Amount***") is the ratio of (x) the number of shares of Common Stock issued or issuable to the Warren Family (on an as-converted, as-exercised basis) immediately prior to the issuance of New Securities, to (y) the quotient of (A) the total number of shares of Common Stock outstanding that are not Compensation Securities immediately prior to the issuance of New Securities, assuming full conversion of all Equity Securities and full exercise of all outstanding rights, options and warrants to acquire Common Stock *divided by* (B) 1.00 *minus* the Pro Forma Compensation Equity Decimal.

ii. Grant of BlackRock Anti-Dilution Right. Following the consummation of the Offering, for so long as BlackRock owns at least 152,175 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, reorganization, recapitalization or other similar transaction) and subject to the terms of this Section 3(e) and Section 14 hereof, the Company hereby grants to BlackRock the right (but not the obligation) to purchase up to its pro rata amount (rounded upwards to the nearest whole share of Common Stock) of any New Securities (other than any Excluded Securities) that the Company may from time to time issue or sell to any Person immediately following such issuance or sale (the "***BlackRock Anti-Dilution Right***"). The pro rata amount for purposes of this BlackRock Anti-Dilution Right (the "***BlackRock Anti-Dilution Pro Rata Amount***") is the number of shares of Common Stock that would ensure that following the issuance of any New Securities, BlackRock holds the same percentage ownership of the Company it held (on a fully-diluted basis) immediately prior to such issuance.

iii. Grant of Citadel Anti-Dilution Right. Following the consummation of the Offering, for so long as Citadel owns at least 152,175 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, reorganization, recapitalization or other similar transaction) and subject to the terms of this Section 3(e) and Section 14 hereof, the Company hereby grants to Citadel the right (but not the obligation) to purchase up to its pro rata amount (rounded upwards to the nearest whole share of Common Stock) of any New Securities (other than any Excluded Securities) that the Company may from time to time issue or sell to any Person immediately following such issuance or sale (the "***Citadel Anti-Dilution Right***"). The pro rata amount for purposes of this Citadel Anti-Dilution Right (the "***Citadel Anti-Dilution Pro Rata Amount***") is the number of shares of Common Stock that would ensure that following the issuance of any New Securities, Citadel holds the same percentage ownership of the Company it held (on a fully-diluted basis) immediately prior to such issuance.

iv. Grant of Schwab Anti-Dilution Right. Following the date hereof, for so long as Schwab owns at least 152,175 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, reorganization, recapitalization or other similar transaction) and subject to the terms of this Section 3(e) and Section 14 hereof, the Company hereby grants to Schwab the right (but not the obligation) to purchase up to its pro rata amount (rounded upwards to the nearest whole share of Common Stock) of any New Securities (other than any Excluded Securities) that the Company may from time to time issue or sell to any Person immediately following such issuance or sale (the "***Schwab Anti-Dilution Right***"). The pro rata amount for purposes of this Schwab Anti-Dilution Right (the "***Schwab Anti-Dilution Pro Rata Amount***") is the number of shares of Common Stock that would ensure that following the issuance of any New Securities, Schwab holds the same percentage ownership of the Company it held (on a fully-diluted basis) immediately prior to such issuance; *provided* that Schwab shall not be permitted to acquire New Securities pursuant to this Section 3(e)(iv) to the extent Schwab would control a higher percentage of the "class of voting shares" (as defined for purposes of section 238.2(r)(3) of Regulation LL of the Board of Governors of the Federal Reserve System (12 C.F.R. 238.2(r)(3))) than Schwab controlled immediately prior to the future acquisition pursuant to this Section 3(e)(iv).

v. Grant of JPM Anti-Dilution Right. Following the consummation of the Offering, for so long as JPM owns at least 152,175 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, reorganization, recapitalization or other similar transaction) and subject to the terms of this Section 3(e) and Section 14 hereof, the Company hereby grants to JPM the right (but not the obligation) to purchase up to its pro rata amount (rounded upwards to the nearest whole share of Common Stock) of any New Securities (other than any Excluded Securities) that the Company may from time to time issue or sell to any Person immediately following such issuance or sale (the "***JPM Anti-Dilution Right***"). The pro rata amount for purposes of this JPM Anti-Dilution Right (the "***JPM Anti-Dilution Pro Rata Amount***") is the number of shares of Common Stock that would ensure that following the issuance of any New Securities, JPM holds the same percentage ownership of the Company it held (on a fully-diluted basis) immediately prior to such issuance; provided that JPM shall not be permitted to acquire New Securities pursuant to this Section 3(e)(v) to the extent JPM would control a higher percentage of the "class of voting shares" (as defined for purposes of section 225.2(q)(3) of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. 225.2(q)(3))) than JPM controlled immediately prior to the future acquisition pursuant to this Section 3(e)(v).

vi. Grant of BofA Anti-Dilution Right. Following the consummation of the Offering, for so long as BofA owns at least 152,175 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, reorganization, recapitalization or other similar transaction) and subject to the terms of this Section 3(e) and Section 14 hereof, the Company hereby grants to BofA the right (but not the obligation) to purchase up to its pro rata amount (rounded upwards to the nearest whole share of Common Stock) of any New Securities (other than any Excluded Securities) that the Company may from time to time issue or sell to any Person immediately following such issuance or sale (the "***BofA Anti-Dilution Right***"). The pro rata amount for purposes of this BofA Anti-Dilution Right (the "***BofA Anti-Dilution Pro Rata Amount***") is the number of shares of Common Stock that would ensure that following the issuance of any New Securities, BofA holds the same percentage ownership of the Company it held (on a fully-diluted basis) immediately prior to such issuance; *provided* that BofA shall not be permitted to acquire New Securities pursuant to this Section 3(e)(vi) to the extent BofA would control a higher percentage of the "class of voting shares" (as defined for purposes of section 225.2(q)(3) of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. 225.2(q)(3))) than BofA controlled immediately prior to the future acquisition pursuant to this Section 3(e)(vi).

vii. Grant of Goldman Anti-Dilution Right. Following the consummation of the Offering, for so long as Goldman owns at least 152,175 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividends paid in shares of Common Stock, merger, reorganization, recapitalization or other similar transaction) and subject to the terms of this Section 3(e) and Section 14 hereof, the Company hereby grants to Goldman the right (but not the obligation) to purchase up to its pro rata amount (rounded upwards to the nearest whole share of Common Stock) of any New Securities (other than any Excluded Securities) that the Company may from time to time issue or sell to any Person immediately following such issuance or sale (the "***Goldman Anti-Dilution Right***"). The pro rata amount for purposes of this Goldman Anti-Dilution Right (the "***Goldman Anti-Dilution Pro Rata Amount***") is the number of shares of Common Stock that would ensure that following the issuance of any New Securities, Goldman holds the same percentage ownership of the Company it held (on a fully-diluted basis) immediately prior to such issuance; *provided* that Goldman shall not be permitted to acquire New Securities pursuant to this Section 3(e)(vii) to the extent Goldman would control a higher percentage of the "class of voting shares" (as defined for purposes of section 225.2(q)(3) of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. 225.2(q)(3))) than Goldman controlled immediately prior to the future acquisition pursuant to this Section 3(e)(vii).

viii. Exercises of Anti-Dilution Rights.

1. The Company shall provide written notice of the terms of such proposed issuance or sale of the New Securities (the "***Exercise Notice***") to (i) the Warren Designator, as agent for the Warren Family, and (ii) the other Major Investors. The Exercise Notice shall set forth the material terms and conditions of the proposed issuance, including: (A) the number of New Securities to be offered, (B) the purchase price and terms, if any, upon which it proposes to offer such New Securities, and (C) the anticipated timeline such offer shall remain open.

2. BlackRock shall have the right to exercise its Anti-Dilution Right within twenty (20) days following the receipt of the Exercise Notice by providing written notice from BlackRock to the Company of the intent of BlackRock to purchase the BlackRock Anti-Dilution Pro Rata Amount at the price and on the terms set forth in the Exercise Notice; *provided* that pursuant to Section (a)(iii)(D) of Article SIXTH of the Certificate of Formation, BlackRock may specify that all or a portion of the BlackRock Anti-Dilution Pro Rata Amount be issued as Non-Voting Common Stock (as that term is defined in the Certificate of Formation).

3. Citadel shall have the right to exercise its Anti-Dilution Right within twenty (20) days following the receipt of the Exercise Notice by providing written notice from Citadel to the Company of the intent of Citadel to purchase the Citadel Anti-Dilution Pro Rata Amount at the price and on the terms set forth in the Exercise Notice.

4. Schwab shall have the right to exercise its Anti-Dilution Right within twenty (20) days following the receipt of the Exercise Notice by providing written notice from Schwab to the Company of the intent of Schwab to purchase the Schwab Anti-Dilution Pro Rata Amount at the price and on the terms set forth in the Exercise Notice; *provided* that pursuant to Section (a)(iv)(A) of Article SIXTH of the Certificate of Formation, Schwab may specify that all or a portion of the Schwab Anti-Dilution Pro Rata Amount be issued as Non-Voting SLHC Common Stock (as that term is defined in the Certificate of Formation).

5. JPM shall have the right to exercise its Anti-Dilution Right within twenty (20) days following the receipt of the Exercise Notice by providing written notice from JPM to the Company of the intent of JPM to purchase the JPM Anti-Dilution Pro Rata Amount at the price and on the terms set forth in the Exercise Notice; *provided* that pursuant to Section (a)(v)(A) of Article SIXTH of the Certificate of Formation, JPM may specify that all or a portion of the JPM Anti-Dilution Pro Rata Amount be issued as Non-Voting BHC Common Stock (as that term is defined in the Certificate of Formation).

6. BofA shall have the right to exercise its Anti-Dilution Right within twenty (20) days following the receipt of the Exercise Notice by providing written notice from BofA to the Company of the intent of BofA to purchase the BofA Anti-Dilution Pro Rata Amount at the price and on the terms set forth in the Exercise Notice; *provided* that pursuant to Section (a)(v)(A) of Article SIXTH of the Certificate of Formation, BofA may specify that all or a portion of the BofA Anti-Dilution Pro Rata Amount be issued as Non-Voting BHC Common Stock (as that term is defined in the Certificate of Formation).

7. Goldman shall have the right to exercise its Anti-Dilution Right within twenty (20) days following the receipt of the Exercise Notice by providing written notice from Goldman to the Company of the intent of Goldman to purchase the Goldman Anti-Dilution Pro Rata Amount at the price and on the terms set forth in the Exercise Notice; *provided* that pursuant to Section (a)(v)(A) of Article SIXTH of the Certificate of Formation, Goldman may specify that all or a portion of the Goldman Anti-Dilution Pro Rata Amount be issued as Non-Voting BHC Common Stock (as that term is defined in the Certificate of Formation).

8. The Warren Family shall have the right to exercise their Anti-Dilution Right within thirty (30) days following the receipt of the Exercise Notice by providing written notice from the Warren Designator (as agent for the Warren Family) to the Company of the intent of the Warren Family to purchase the Warren Anti-Dilution Pro Rata Amount at the price and on the terms set forth in the Exercise Notice. The Company will provide the Warren Family notice of any exercise of any other Anti-Dilution Rights.

9. The Company will provide each of BlackRock, Citadel, Schwab, JPM, BofA and Goldman notice of the maximum number of shares of Common Stock that may be purchased by (t) the Warren Family pursuant to any related exercise of the Warren Anti-Dilution Right, (u) BlackRock pursuant to any related exercise of the BlackRock Anti-Dilution Right, (v) Citadel pursuant to any related exercise of the Citadel Anti-Dilution Right, as applicable, (w) Schwab pursuant to any related exercise of the Schwab Anti-Dilution Right, (x) JPM pursuant to any related exercise of the JPM Anti-Dilution Right, (y) BofA pursuant to any related exercise of the BofA Anti-Dilution Right, and (z) Goldman pursuant to any related exercise of the Goldman Anti-Dilution Right and each of BlackRock, Citadel, Schwab, JPM, BofA and Goldman will have the

right to provide notice to the Company that such party wishes to purchase, and shall have the right to purchase, a number of shares of Common Stock that would allow such party to maintain the same percentage ownership of the Company (on a fully diluted basis) that such party held prior to the exercise of its Anti-Dilution Right on the same terms and conditions, in the event any additional shares of Common Stock are issued pursuant to the exercise of any Anti-Dilution Right.

10. The Major Investors and the Company shall take commercially reasonable efforts to finalize any purchase described in Section 3(e)(i) through (vii), as applicable, promptly and in any event within thirty (30) days after a Major Investor (or, in the case of the Warren Family, the Warren Designator) duly elects to exercise its Anti-Dilution Right, unless otherwise (i) extended to obtain any necessary regulatory approval for, or to otherwise effect and consummate, such purchase or (ii) mutually agreed. The applicable Major Investor (or, in the case of the Warren Family, the Warren Designator) shall deliver to the Company the purchase price for the New Securities by wire transfer of immediately available funds. Upon delivery of the funds and the consummation of the issuance of any New Securities in accordance with this Section 3(e), the Company shall deliver to the applicable Major Investor (or, in the case of the Warren Family, the Warren Designator) certificates (if any) evidencing the New Securities registered in the name of the applicable Major Investor (or, in the case of the Warren Family, the applicable member of the Warren Family as indicated by the Warren Designator) which New Securities shall be duly authorized and validly issued. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale including entering into such additional agreements as may be necessary or appropriate.

f. Put Right.

i Notwithstanding any restriction set forth herein, BlackRock may at any time and in its sole discretion cause the Company to purchase, in whole and not in part, all of the shares of Common Stock and any other equity securities held by BlackRock and its Affiliates upon ten days' written notice to the Company for an aggregate purchase price of $1.00.

ii. Notwithstanding any restriction set forth herein, Citadel may at any time and in its sole discretion cause the Company to purchase, in whole and not in part, all of the shares of Common Stock and any other equity securities held by Citadel and its Affiliates upon ten days' written notice to the Company for an aggregate purchase price of $1.00.

iii. Notwithstanding any restriction set forth herein, any BHC Entity may at any time and in its sole discretion cause the Company to purchase, in whole and not in part, all of the shares of Common Stock and any other equity securities held by such BHC Entity and its "affiliates" upon ten days' written notice to the Company for an aggregate purchase price of $1.00. For purposes of this Section 3(f)(iii), "affiliate" shall have the same meaning as that term is defined for purposes of the BHCA.

iv. Notwithstanding any restriction set forth herein, Schwab may at any time and in its sole discretion cause the Company to purchase, in whole and not in part, all of the shares of Common Stock and any other equity securities held by Schwab and its "affiliates" upon ten days' written notice to the Company for an aggregate purchase price of $1.00. For purposes of this Section 3(f)(iv), "affiliate" shall have the same meaning as that term is defined for purposes of HOLA.

v. Notwithstanding any restriction set forth herein, any Market Maker may at any time and in its sole discretion cause the Company to purchase, in whole and not in part, all of the shares of Common Stock and any other Equity Securities held by any Market Maker and their respective Affiliates upon ten days' written notice to the Company for an aggregate purchase price of $1.00.

g. Schwab Total Equity. Notwithstanding anything to the contrary set forth herein, (i) other than pursuant to Section 3(f)(i)-(v), the Company shall not, directly or indirectly, repurchase, redeem, retire or otherwise acquire any Share of the Company, or take any other action, and (ii) in no event shall Schwab (together with its "affiliates") be permitted to exercise any rights to receive Shares, or otherwise acquire Shares, if (in the case of (i) or (ii) above), as a result, Schwab would own or control, or be deemed to own or control, greater than twenty-four and ninety-nine hundredths of a percent (24.99%), or such other percentage as Schwab may specify upon its written election, of the total equity of the Company (the "***Schwab Total Equity Limit***") following the acquisition of Shares. If immediately following any action by the Company pursuant to Section 3(f), Schwab and its "affiliates" would own or control, or be deemed to own or control, more than the Schwab Total Equity Limit, then the requisite number of Schwab's and its "affiliates'" Non-Voting SLHC Common Stock (and, if necessary, also the requisite number of Schwab's and its "affiliates'" Common Stock) shall immediately and automatically, and without any further act of the Company or any Stockholder, be redeemed by the Company for $1.00 such that Schwab and its "affiliates" control the Schwab Total Equity Limit. For purposes of this Section 3(g), "total equity" shall be calculated under HOLA and "affiliate" shall have the same meaning as that term is defined for purposes of HOLA.

h. Total Equity of Each BHC Entity. Notwithstanding anything to the contrary set forth herein, (i) other than pursuant to Section 3(f)(i)-(v), the Company shall not, directly or indirectly, repurchase, redeem, retire or otherwise acquire any Share of the Company, or take any other action, and (ii) in no event shall any BHC Entity (together with its "affiliates") be permitted to exercise any rights to receive Shares, or otherwise acquire Shares, if (in the case of (i) or (ii) above), as a result, such BHC Entity would own or control, or be deemed to own or control, greater than twenty-four and ninety-nine hundredths of a percent (24.99%), or such other percentage as such BHC Entity may specify upon its written election, of the total equity of the Company (with respect to each BHC Entity, the "***BHC Entity Total Equity Limit***") following the acquisition of Shares. If immediately following any action by the Company pursuant to Section 3(f), such BHC Entity and its "affiliates" would own or control, or be deemed to own or control, more than its applicable BHC Entity Total Equity Limit, then the requisite number of such BHC Entity's and its "affiliates" Non-Voting BHC Common Stock (and, if necessary, also the requisite number of such BHC Entity's and its "affiliates" Common Stock) shall immediately and automatically, and without any further act of the Company or any Stockholder, be redeemed by the Company for $1.00 such that such BHC Entity and its "affiliates" control the BHC Equity Total Equity Limit. For purposes of this Section 3(h), "total equity" shall be calculated under the regulation implementing the BHCA and "affiliate" shall have the same meaning as that term is defined for purposes of the BHCA.

4. Term; Termination.

a. Subject to (i) BlackRock's consent right pursuant to Section 2(e)(iii), (ii) Citadel's consent right pursuant to Section 2(h)(iii), (iii) Schwab's consent right pursuant to Section 2(j)(iii), (iv) JPM's consent right pursuant to Section 2(l)(iii), (v) BofA's consent right pursuant to Section 2(n)(iii), and Goldman's consent right pursuant to Section 2(p)(iii), this Agreement shall terminate and be of no further force or effect upon the vote of the Controlling Stockholders and the Company; *provided* that all obligations arising under this Agreement as a result of any transfer of any Shares pursuant to this Agreement prior to such termination of this Agreement shall survive the termination of this Agreement.

b. The rights and obligations described in Section 3 herein shall terminate and be of no further force or effect upon (i) as to an individual Stockholder, such time as no equity securities of the Company are held by such Stockholder, (ii) the consummation of the sale of the Company's securities pursuant to a registration statement filed by the Company under the Securities Act in connection with the firm commitment underwritten offering of its securities to the general public, or (iii) the consummation of a merger, acquisition or consolidation of the Company that results in a change of Control (A) that is effected (1) for independent business reasons unrelated to extinguishing such rights; and (2) for purposes other than (x) the reincorporation of the Company in a different state; or (y) the formation of a holding company that will be owned exclusively by the Company's shareholders and will hold all of the outstanding shares of capital stock of the Company's successor and (B) in which the successor entity provides reasonably comparable rights to the Stockholders or the consideration payable to the Stockholders in such transaction consists solely of cash or securities of a class listed on a national exchange.

5. Other Activities, Covenants, and Restrictions. For the avoidance of doubt, each Stockholder and such Stockholder's Affiliates may have business interests and engage in business activities in addition to those relating to the Company for such Stockholder's or such Stockholder's Affiliates' own account or for the account of others. Neither the Company nor the other Stockholders shall have any rights by virtue of this Agreement or the relationship contemplated herein to share or participate in any other business ventures or activities of such Stockholder or such Stockholder's Affiliates. Notwithstanding the foregoing, each Stockholder recognizes and acknowledges that each such Person will be entrusted with valued, confidential nonpublic information belonging to the Company. In recognition of this fact and in consideration of their ownership in the Company and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Stockholder agrees that:

a. Confidentiality and Non-Disclosure. The Company's success and continued success is conditioned upon and dependent upon its continued relationships and goodwill with the Company's investors, suppliers, vendors, consultants and personnel (collectively, "***Company Contacts***"). The Stockholders, directly or indirectly, may have contact with and access to proprietary and confidential information concerning Company

Contacts as a result of their relationship with the Company. Additionally, each of the Stockholders has or will become possessed of certain valuable and confidential nonpublic information regarding (i) Company and its business, services, policies, operating procedures, formulae, business strategy, relationships, budgets, profit margins, long-range business plans, sales data, personnel and other aspects of Company's business, and (ii) the names, addresses, and confidential information of Company Contacts, as well as other information provided to Company by Company Contacts or an Affiliate of Company on a confidential basis; *provided* that in each case, such information, whether written or oral, is identified as confidential or propriety at the time of disclosure hereunder to Stockholders, or, if not so identified, would be considered confidential or propriety by a reasonable person based on the nature of the information and the circumstances of its disclosure (hereinafter collectively referred to as "***Confidential Information***"). With respective to each Stockholder, Confidential Information shall not include the following: (i) information which at the time of disclosure hereunder is publicly available, or information which later becomes publicly available other than as a result of a disclosure directly or indirectly by the Stockholder in breach of this Agreement; (ii) information which was lawfully in the Stockholder's possession without any obligation to the Company regarding use or disclosure prior to disclosure hereunder; (iii) information that was or becomes available to the Stockholder from a third party other than the Company (provided that the Stockholder does not know such third party disclosed such information to the Stockholder in breach of a confidentiality obligation to the Company); or (iv) information that is independently developed by the Company without regard to the Confidential Information. The Stockholders acknowledge and agree that the Company has a legitimate interest in preserving and protecting its Confidential Information from unauthorized use or disclosure. Accordingly, each of the Stockholders shall hold in confidence and shall never disclose any Confidential Information to anyone who is not authorized by the Company to have access thereto, and shall never use (the "***Non-Use Obligation***") any Confidential Information for the benefit of any party other than the Company (except that this Non-Use Obligation shall not apply to the Major Investors or any Market Maker), or otherwise to the Company's detriment; *provided* that a Stockholder is permitted to share Confidential Information with its Affiliates (and, with respect to a Major Investor or any of its Affiliates, its officers, directors, employees, managers and representatives). Immediately upon the termination of being a Stockholder, regardless of reason, each such Stockholder shall promptly return to the Company at its principal office all property of the Company in its/his/her possession, including but not limited to Confidential Information that is in tangible or hardcopy form (e.g., records, books, pamphlets, printed materials, policies, operating procedures, Company Contact lists, records and/or pricing, etc.), and shall promptly destroy any and all electronic documents or files containing any Confidential Information; *provided* that a Stockholder may retain copies of the Confidential Information, subject to the provisions of this Agreement, if necessary to comply with any law, rule, regulation or bona fide internal document retention policy. Any Confidential Information that is retained, or is unable to be destroyed (such as oral Confidential Information), shall continue to be subject to the confidentiality and use obligations of this Agreement in accordance with the terms thereof. Notwithstanding anything to the contrary in this Agreement, a Stockholder may disclose Confidential Information to comply with the request or requirement of any judicial, governmental, administrative, arbitral, regulatory or self-regulatory body or pursuant to any judicial, governmental, administrative, arbitral, regulatory or self-regulatory process (but only to the extent such bodies or processes have jurisdiction over it), *provided*, that the Stockholder requested or required to disclose the Confidential

Information shall (i) if in its good faith discretion it is permitted to do so, give the Company reasonable written notice to allow the Company to seek, at the Company's sole cost and expense, a protective order or other appropriate remedy, and (ii) disclose only such information as is requested or required by the judicial, governmental, administrative, arbitral, regulatory or self-regulatory body or process. Any Confidential Information disclosed pursuant to this Section 5(a) shall continue to be Confidential Information for all other purposes under this Agreement. Notwithstanding the foregoing, all Confidential Information that constitutes a trade secret will be clearly and conspicuously identified by the Company as such at the time of receipt by the Major Investor; *provided* that the Company will not provide or disclose any trade secret to the Major Investor without the Major Investor's prior written consent.

b. Violations; Remedies. The Stockholders have been entrusted with significant confidential and secret data and information. Moreover, each Stockholder agrees that its violation of any term, provision, covenant or condition of this Section 5 may result in irreparable injury and damages to the Company that will not be adequately compensable in money damages, and that the Company will have no adequate remedy at law therefor. In addition to any other rights or remedies that the Company may have at law or in equity, under this Agreement or otherwise, the Stockholders (other than the Major Investors) agree that the Company may obtain temporary, preliminary or permanent restraining orders, decrees or injunctions as may be necessary to protect the Company against, or on account of, such violation. Nothing in this Section 5 shall be construed to limit the Company's remedies for or defenses to any action, suit or controversy arising out of this Agreement.

c. Restrictions Reasonable; Severability. Each Stockholder has carefully read and considered the terms and conditions of this Section 5 and, having done so, agrees that the restrictions set forth in this Section 5 are fair and reasonable, and are reasonably required for the protection of the Company and its Stockholders and employees. In the event that, notwithstanding the foregoing, any of the provisions of this Section 5 shall be held to be invalid or unenforceable, the remaining portions thereof shall nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included herein.

d. Breach by Representatives. With respect to any Stockholder that is a corporation, limited liability company, limited liability partnership or other type of entity other than a natural person, such Stockholder acknowledges that it will be liable for a breach of this Section 5 by its Affiliates and its and their respective directors, officers, partners, managers, employees, agents, or other representatives with whom such Stockholder shares Confidential Information.

e. Acknowledgement of Competing Activities. Notwithstanding anything to the contrary herein or in any individual Stockholder's subscription agreement, the Company acknowledges that certain Stockholders may, currently or in the future, be developing information internally, or receiving information from other parties, that is similar to the Confidential Information provided by the Company. Accordingly, nothing herein or in any individual Stockholder's subscription agreement will be construed as a representation or agreement that such Stockholder will not develop or have developed for it products, concepts, platforms, strategies, ideas, systems, software or techniques that are similar to or compete with the products, concepts, platforms, strategies, ideas, systems, software or techniques contemplated by or embodied in the Company's

Confidential Information. Moreover, nothing herein or in any individual Stockholder's subscription agreement shall prevent a Stockholder from engaging in any aspect of the securities business (including the development of software useful therein) or any other business competitive with any business of the Company, including investing in another securities exchange.

f. Regulatory Disclosure. Notwithstanding the foregoing or anything in this Agreement to the contrary, nothing in this Agreement will prevent any Stockholder from disclosing Confidential Information to any regulatory or self-regulatory authority with jurisdiction over it or its Affiliates without notice of any kind.

g. Survival. Each Stockholder's obligation under this Section 5 shall survive its termination as a Stockholder with respect to retained Confidential Information for a period of two (2) years thereafter.

6. "Market Stand-Off" Agreement. Each Stockholder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of an initial public offering or ninety (90) days in the case of any registration other than an initial public offering, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (a) the publication or other distribution of research reports and (b) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 6 shall not apply to (a) the sale of any shares to an underwriter pursuant to an underwriting agreement or to the establishment of a trading plan pursuant to Rule 10b5-1; *provided* that such plan does not permit transfers during the restricted period, or (b) the transfer of any shares to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder; *provided* that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein; and *provided further*, that any such transfer shall not involve a disposition for value, and shall be applicable to the Stockholders only if all executive officers and Directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all shareholders individually owning more than five percent (5%) of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of any securities convertible into Common Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 6 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Stockholder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 6 or that are necessary to give further effect thereto. For the avoidance of doubt, the Company agrees that (a) this Section 6 shall not prohibit Affiliates of any Stockholder that have not separately signed a lock-up agreement

from engaging in brokerage, investment advisory, financial advisory, anti-raid advisory, merger advisory, financing, asset management, trading, market making, arbitrage, principal investing and other similar activities conducted in the ordinary course of their business, other than with respect to the Common Stock (or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock) then owned by such Stockholder, and (b)(i) any entity in which any of a Stockholder's affiliated investment funds may now or in the future have an investment and (b)(ii) any entity (other than the Stockholder) on whose board of directors (or equivalent) one or more of such Stockholder's officers or employees may now or in the future serve, in the case of each of the foregoing clauses (b)(i) and (b)(ii), shall not be deemed subject to, or bound by, this Section 6 in part or in its entirety, except, in each case, to the extent such Stockholder directly or indirectly possesses and exercises the power to dispose or direct the disposition of the Common Stock (or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock) held by or on behalf of any such entity or to cause any such entity to enter into a transaction that would be prohibited pursuant to this Section 6 if effected directly by such Stockholder. Each Stockholder and the Company agree that any agreement entered into to give effect to this Section 6 shall contain or shall be deemed to contain a provision substantially the same as the foregoing.

6A. Citadel Specified Percentage. At any time on or after May 24, 2024 at the request of Citadel, the Company will use reasonable best efforts to ensure that Citadel, together with its Affiliates does not beneficially own more than an aggregate of a percentage specified by Citadel of such time (the "***Citadel Specified Percentage***") of any class of Equity Securities of the Company that is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, including by the exchange of all or a portion of the Equity Securities then held by Citadel for a warrant (or another instrument as may be agreed to by Citadel and the Company) to purchase an equal number of Equity Securities, which warrant shall be in customary form, shall have an exercise price of $0.01 per share, and shall be exercisable multiple times and from time to time by Citadel or any of its Affiliates for any number of Equity Securities of the Company of the applicable class such that such exercise shall not result in Citadel, together with its Affiliates owning more than the Citadel Specified Percentage of any class of Equity Securities of the Company. The provisions of this Section 6A shall survive the termination of this Agreement.

6B. Registration Rights. Upon submission of a draft registration statement on Form S-1 (or an equivalent foreign filing) with the U.S. Securities and Exchange Commission (or an equivalent foreign regulator) for an initial public offering of the Company's Equity Securities (the "***IPO***"), the Company shall enter, or shall ensure that its successor enters, as applicable, into a registration rights agreement with each of the Major Investors and Franklin Mountain Investments, L.P. or Affiliates thereof (collectively, the "***Lead Investors***"), upon commercially reasonable terms, with respect to the registration of Equity Securities held by the Lead Investors, with customary terms and conditions and in form and substance approved by the Board of Directors; *provided* that such registration rights agreement shall (a) become effective upon the consummation of the IPO, (b) include customary demand registration rights that are subject to customary minimum thresholds, and (c) include customary piggyback registration rights.

7. Amendment. This Agreement may be amended at any time upon approval of the Controlling Stockholders and the Company; *provided* that any amendment to:

a. i. Section 2(c), Section 2(q) (with respect to the Warren Family only, as applicable), Section 2(u) (with respect to the Warren Family only, as applicable), Section 3(e)(i), Section 3(e)(viii) (with respect to the Warren Family only), Section 6B (with respect to the Warren Family only), Section 16 (with respect to the Warren Designator and the Warren Family only), Section 19 (with respect to the Warren Family only), this Section 7 (with respect to the Warren Family or Warren Designator only, as applicable) and definitions related thereto;

ii. this Agreement which materially and adversely affects the Warren Family or any of its Affiliates disproportionately to other Stockholders (or other Stockholders holding shares of the same class);

iii. this Agreement which imposes material new liabilities or obligations on the Warren Family or any of its Affiliates; or

iv. this Agreement which would allow any Person (such as, by way of example only, Company acting through the Board), to exercise or waive the rights of the Warren Family;

shall, in cases (i) through (iv) above, require the prior written consent of the Warren Designator;

b. i. Sections 2(d)-(e) (with respect to BlackRock only, as applicable), Section 2(q) (with respect to BlackRock only, as applicable), Section 2(s) (with respect to BlackRock only, as applicable), Section 2(u) (with respect to BlackRock only, as applicable), Section 3(b)(i)(2) (with respect to BlackRock only, as applicable), Section 3(b)(iii) (with respect to BlackRock only, as applicable), the last sentence of Section 3(c)(i) (with respect to BlackRock only), Section 3(c)(iii) (with respect to BlackRock only, as applicable), Section 3(c)(v) (with respect to BlackRock only), Section 3(d)(i), Section 3(d)(iii) (with respect to BlackRock only, as applicable), Section 3(d)(v) (with respect to BlackRock only), Section 3(e)(ii), Section 3(e)(viii) (with respect to BlackRock only), Section 3(f)(i), Section 5(a) (with respect to BlackRock only), Section 6B (with respect to BlackRock only), Section 15 (with respect to BlackRock only), Section 16 (with respect to BlackRock only), Section 19 (with respect to BlackRock only), this Section 7 (with respect to BlackRock only) and definitions related thereto;

ii. this Agreement which materially and adversely affects BlackRock or any of its Affiliates disproportionately to other Stockholders (or other Stockholders holding shares of the same class);

iii. this Agreement which imposes material new liabilities or obligations on BlackRock or any of its Affiliates; or

iv. this Agreement which would allow any Person (such as, by way of example only, Company acting through the Board), to exercise or waive the rights of BlackRock;

shall, in cases (i) through (iv) above, require the prior written consent of BlackRock;

c. i. Sections 2(f)-(h), Section 2(q) (with respect to Citadel only, as applicable), Section 2(s) (with respect to Citadel only, as applicable), Section 2(u) (with respect to Citadel only, as applicable) Section 3(b)(i)(2) (with respect to Citadel only, as applicable), Section 3(b)(iii) (with respect to Citadel only, as applicable), the last sentence of Section 3(c)(i) (with respect to Citadel only), Section 3(c)(iii) (with respect to Citadel only, as applicable), Section 3(c)(v) (with respect to Citadel only, as applicable) Section 3(d)(i), Section 3(d)(iii) (with respect to Citadel only, as applicable), Section 3(d)(v) (with respect to Citadel only), Section 3(e)(iii), Section 3(e)(viii) (with respect to Citadel only), Section 3(f)(ii), Section 5(a) (with respect to Citadel only), Section 6A, Section 6B (with respect to Citadel only), Section 15 (with respect to Citadel only), Section 16 (with respect to Citadel only), Section 19 (with respect to Citadel only), this Section 7 (with respect to Citadel only) and definitions related thereto;

ii. this Agreement which materially and adversely affects Citadel or any of its Affiliates disproportionately to other Stockholders (or other Stockholders holding shares of the same class);

iii. this Agreement which imposes material new liabilities or obligations on Citadel or any of its Affiliates; or

iv. this Agreement which would allow any Person (such as, by way of example only, the Board of Directors), to exercise or waive the rights of Citadel;

shall, in cases (i) through (iv) above, require the prior written consent of Citadel;

d. i. Section 1 (with respect to Schwab only), Sections 2(i)-(j), Section 2(q) (with respect to Schwab only, as applicable), Section 2(s) (with respect to Schwab only, as applicable), Section 2(u) (with respect to Schwab only, as applicable), Section 3(b)(i)(2) (with respect to Schwab only, as applicable), Section 3(b)(iii) (with respect to Schwab only, as applicable), the last sentence of Section 3(c)(i) (with respect to Schwab only), Section 3(c)(iii) (with respect to Schwab only, as applicable), Section 3(c)(v) (with respect to Schwab only), Section 3(d)(i) (with respect to Schwab only, as applicable), Section 3(d)(iii) (with respect to Schwab only, as applicable), Section 3(d)(v) (with respect to Schwab only), Section 3(e)(iv), Section 3(e)(viii) (with respect to Schwab only), Section 3(f)(iv), Section 3(g), Section 4(a) (with respect to Schwab only), Section 5(a) (with respect to Schwab only), Section 6B (with respect to Schwab only), this Section 7 (with respect to Schwab only), Section 16 (with respect to Schwab only), Section 17, Section 19 (with respect to Schwab only), and, in each case, the applicable definitions related thereto;

ii. this Agreement which materially and adversely affects Schwab or any of its Affiliates disproportionately to other Stockholders (or other Stockholders holding shares of the same class);

iii. this Agreement which imposes material new liabilities or obligations on Schwab or any of its Affiliates; or

iv. this Agreement which would allow any Person (such as, by way of example only, Company acting through the Board), to exercise or waive the rights of Schwab;

shall, in cases (i) through (iv) above, require the prior written consent of Schwab;

e. i. Section 1 (with respect to JPM only), Sections 2(k)-(l) (with respect to JPM only, as applicable), Section 2(q) (with respect to JPM only, as applicable), Section

2(s) (with respect to JPM only, as applicable), Section 2(u) (with respect to JPM only, as applicable), Section 3(b)(i)(2) (with respect to JPM only, as applicable), Section 3(b)(iii) (with respect to JPM only, as applicable), the last sentence of Section 3(c)(i) (with respect to JPM only), Section 3(c)(iii) (with respect to JPM only, as applicable), Section 3(c)(v) (with respect to JPM only), Section 3(d)(i), Section 3(d)(iii) (with respect to JPM only, as applicable), Section 3(d)(v) (with respect to JPM only), Section 3(e)(v), Section 3(e)(viii) (with respect to JPM only), Section 3(f)(iii), Section 3(h), Section 4(a) (with respect to JPM only), Section 5(a) (with respect to JPM only), Section 6B (with respect to JPM only), this Section 7 (with respect to JPM only), Section 15 (with respect to JPM only), Section 16, Section 18, Section 19 (with respect to JPM only), and, in each case, the applicable definitions related thereto;

ii. this Agreement which materially and adversely affects JPM or any of its Affiliates disproportionately to other Stockholders (or other Stockholders holding shares of the same class);

iii. this Agreement which imposes material new liabilities or obligations on JPM or any of its Affiliates; or

iv. this Agreement which would allow any Person (such as, by way of example only, Company acting through the Board), to exercise or waive the rights of JPM;

shall, in cases (i) through (iv) above, require the prior written consent of JPM;

f. i. Section 1 (with respect to BofA only), Sections 2(m)-(n) (with respect to BofA only, as applicable), Section 2(q) (with respect to BofA only, as applicable), Section 2(s) (with respect to BofA only, as applicable), Section 2(u) (with respect to BofA only, as applicable), Section 3(b)(i)(2) (with respect to BofA only, as applicable), Section 3(b)(iii) (with respect to BofA only, as applicable), the last sentence of Section 3(c)(i) (with respect to BofA only), Section 3(c)(iii) (with respect to BofA only, as applicable), Section 3(c)(v) (with respect to BofA only), Section 3(d)(i), Section 3(d)(iii) (with respect to BofA only, as applicable), Section 3(d)(v) (with respect to BofA only), Section 3(e)(vi), Section 3(e)(viii) (with respect to BofA only), Section 3(f)(iii), Section 3(h), Section 4(a) (with respect to BofA only), Section 5(a) (with respect to BofA only), Section 6B (with respect to BofA only), this Section 7 (with respect to BofA only), Section 15 (with respect to BofA only), Section 16, Section 18, Section 19 (with respect to BofA only), and, in each case, the applicable definitions related thereto;

ii. this Agreement which materially and adversely affects BofA or any of its Affiliates disproportionately to other Stockholders (or other Stockholders holding shares of the same class);

iii. this Agreement which imposes material new liabilities or obligations on BofA or any of its Affiliates; or

iv. this Agreement which would allow any Person (such as, by way of example only, Company acting through the Board), to exercise or waive the rights of BofA;

shall, in cases (i) through (iv) above, require the prior written consent of BofA;

g. i. Section 1 (with respect to Goldman only), Sections 2(o)-(p) (with respect to Goldman only, as applicable), Section 2(q) (with respect to Goldman only, as applicable), Section 2(s) (with respect to Goldman only, as applicable), Section 2(u) (with respect to Goldman only, as applicable), Section 3(b)(i)(2) (with respect to Goldman only, as applicable), Section 3(b)(iii) (with respect to Goldman only, as applicable), the last sentence of Section 3(c)(i) (with respect to Goldman only), Section 3(c)(iii) (with respect to Goldman only, as applicable), Section 3(c)(v) (with respect to Goldman only), Section 3(d)(i), Section 3(d)(iii) (with respect to Goldman only, as applicable), Section 3(d)(v) (with respect to Goldman only), Section 3(e)(vii), Section 3(e)(viii) (with respect to Goldman only), Section 3(f)(iii), Section 3(h), Section 4(a) (with respect to Goldman only), Section 5(a) (with respect to Goldman only), Section 6B (with respect to Goldman only), this Section 7 (with respect to Goldman only), Section 15 (with respect to Goldman only), Section 16, Section 18, Section 19 (with respect to Goldman only), and, in each case, the applicable definitions related thereto;

ii. this Agreement which materially and adversely affects Goldman or any of its Affiliates disproportionately to other Stockholders (or other Stockholders holding shares of the same class);

iii. this Agreement which imposes material new liabilities or obligations on Goldman or any of its Affiliates; or

iv. this Agreement which would allow any Person (such as, by way of example only, Company acting through the Board), to exercise or waive the rights of Goldman; shall, in cases (i) through (iv) above, require the prior written consent of Goldman;

h. Section 2(t) (with respect to each individual Market Maker only, as applicable), Section 3(c)(i) (with respect to each individual Market Maker only, as applicable), Section 3(c)(iii) (with respect to each individual Market Maker only, as applicable), Section 3(d)(i) (with respect to each individual Market Maker only, as applicable), Section 3(d)(iii) (with respect to each individual Market Maker only, as applicable), Section 3(f)(v) (with respect to each individual Market Maker only, as applicable), Section 5(a) (with respect to each individual Market Maker only, as applicable) and Section 15 (with respect to each individual Market Maker only, as applicable) hereof and definitions related thereto shall require the written consent of the applicable Market Maker; and

i. the definition of "Dragging Stockholders" shall require the written consent of the Dragging Stockholders.

8. Binding Effect. The terms and provisions of this Agreement are hereby binding upon the parties, and their respective heirs, personal representatives, trustees, guardians, successors and assigns.

9. Assignment. No Stockholder hereto may assign its rights or delegate its duties hereunder except in connection with a Transfer pursuant to Section 3 of this Agreement.

10. Incentive Compensation Agreements. If a Stockholder owns Shares as a result of grants made pursuant to the Incentive Plan or any stock purchase agreement that imposes vesting requirements and other restrictions relating to such Shares (each, an "***Incentive Compensation***

Agreement" and such Shares, "***Incentive Shares***"), such Stockholder acknowledges and agrees that (a) such Stockholder's Incentive Shares are subject to the terms of such Incentive Compensation Agreement, (b) the terms of such Incentive Compensation Agreement will control to the extent of a conflict or inconsistency with the terms of this Agreement, and (c) such Stockholder shall have no rights to sell or transfer any Incentive Shares unless such Incentive Shares have vested.

11. Legends. The following legend shall be placed on all certificates and book entries evidencing ownership of the Shares:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF AN EIGHTH AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT DATED AS OF APRIL 6, 2026, WHICH PLACES CERTAIN RESTRICTIONS ON THE VOTING AND TRANSFER OF THE SHARES REPRESENTED HEREBY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AGREEMENT. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH AGREEMENT. ADDITIONALLY, THERE ARE CERTAIN LIMITATIONS ON OWNERSHIP OF SHARES IN EXCESS OF SPECIFIED THRESHOLDS IN ACCORDANCE WITH THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION. THESE SHARES MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH LIMITATIONS. A COPY OF SUCH AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS.

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER."

12. Governing Law, Jurisdiction and Venue. This Agreement shall be governed by laws of the State of Texas, without regard to conflict of laws principles. The parties to it consent to personal jurisdiction and venue exclusively in the State of Texas with respect to any action, proceeding, claim or controversy brought with respect to this Agreement.

13. Miscellaneous. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may only be amended by a writing signed by the Stockholders approving such amendment pursuant to Section 7 of this Agreement.

14. Stockholder Ownership Limitation. Except as may otherwise be provided in the Certificate of Formation, upon and following the U.S. Securities and Exchange Commission's approval of the Form 1 Registration filed by the Texas Stock Exchange, each Stockholder agrees that it shall not, either alone or together with its Related Persons (as defined in the in the Certificate of Formation), beneficially own directly or indirectly shares of stock of the Company representing in the aggregate more than 40% of the then-outstanding shares of stock of the Company; *provided* that any Stockholder, either alone or together with its Related Persons (as defined in the Certificate

of Formation), that is also a member of the Texas Stock Exchange (or its successor), may not beneficially own directly or indirectly shares of stock of the Company representing in the aggregate more than 20% of the then-outstanding shares of stock of the Company; and *provided further*, that Schwab or any BHC Entity may not seek enforcement of this Section 14 against any other Stockholder.

15. Publicity; Name and Logo. The Company agrees not to and to cause its Affiliates, advisors or representatives not to issue or make any press release, advertising (including any "tombstones") or other public statement or announcement containing the name of (or logo of) or otherwise specifically identifying any Stockholders or any of their Affiliates (including, in the case of BlackRock, BlackRock Parent, in the case of Citadel, Citadel Parent, in the case of JPM, JPM Parent, in the case of BofA, BofA Parent, in the case of Goldman, Goldman Parent and in the case of any Market Maker, any parent entity of such Market Maker) except and unless such release, advertising or statement has been approved by such Stockholder; *provided* that if the Company is required to name or specifically identify a Stockholder or any of such Stockholder's Affiliates in a federal or state regulatory filing, the Company shall reasonably endeavor to provide such Stockholder prior written notice of such identification and nothing in this Section 15 shall prevent the Company from naming or specifically identifying a Stockholder or any of such Stockholder's Affiliates in any federal or state regulatory filing to the extent required by applicable law.

16. Reports; Inspection Rights.

a. The Company shall deliver to Stockholders (i) within ninety (90) days following the Company's fiscal year-end, annual unaudited financial statements for such fiscal year of the Company (or if such date is not a business day, the next succeeding business day), including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (ii) within forty-five (45) days (sixty (60) days in the case of the first fiscal quarter following June 4, 2024) following the end of each fiscal quarter, quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments and, (iii) within thirty (30) calendar days after the close of each calendar month (other than the last month of a fiscal quarter) a management report for such month in such form and with such substance as determined by the chief executive officer of the Company but including, at a minimum an unaudited consolidated balance sheet of the Company and its subsidiaries at the end of such month, together with the related income statement and a statement of cash flows for such month (and the current year to date). If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

b. The Company shall also provide each of the Major Investors with prompt reports of (i) the initiation or settlement of, or material developments in in any action, proceeding involving the Company or any subsidiary of the Company, including, without limitation, any action or proceeding involving any governmental authority or regulatory authority or (ii) any event or occurrence that would or could reasonably be expected to result in adverse legal or regulatory consequences to such Stockholder or any of its Affiliates. Additionally, upon the reasonable written request of a Major Investor (or, in the case of the Warren Family, the Warren Designator), the Company shall promptly deliver to the

Major Investors (A) all meeting minutes of the Board, including all supporting materials, documents and presentations discussed at or circulated in connection therewith, (B) all documents and information provided to the Company's lenders, if any, (C) all budgets and business plans and material drafts thereof, (D) a copy of the current capitalization table of the Company, and (E) any other documents or information that they may reasonably request from time to time (provided that any documents provided upon request to a Major Investor shall also be provided to each of the Major Investors, whichever of such Major Investors did not originally request such documents).

c. Each of the Major Investors shall have access to and the right, at such Stockholder's sole cost and expense, to inspect and copy the Company's books and records and to inspect the Company's facilities during normal business hours and discuss the Company's affairs, finances, and accounts with its senior management or other officers; *provided* that no exercise of such rights shall unreasonably interfere with the operation of the Company.

17. Schwab Waiver of Enforcement. Notwithstanding anything to the contrary in the bylaws, Certificate of Formation, this Agreement, or other governing documents of the Company, it is the intent of the parties hereto that Schwab does not, or is not deemed to, "control" and does not exercise, or is not deemed to exercise, a "controlling influence" over the Company for purposes of HOLA and that Schwab is not deemed to hold, control or own any Shares of the Company held by any other Stockholder. Accordingly, Schwab shall not be entitled to enforce any provision hereof or thereof if having the right to enforce such provision would or could result in Schwab being deemed to hold, control or own any Shares of the Company held by another Stockholder. For purposes of this Section 17, "control" shall have the same meaning as that term is defined for purposes of Section 238.2(e) of Regulation LL of the Board of Governors of the Federal Reserve System (12 C.F.R. § 238.2(e)).

18. Waiver of Enforcement by BHC Entities. Notwithstanding anything to the contrary in the bylaws, Certificate of Formation, this Agreement, or other governing documents of the Company, it is the intent of the parties hereto that each BHC Entity does not, or is not deemed to, "control" and does not exercise, or is not deemed to exercise, a "controlling influence" over the Company for purposes of the BHCA and that each BHC Entity is not deemed to hold, control or own any Shares of the Company held by any other Stockholder. Accordingly, each BHC Entity shall not be entitled to enforce any provision hereof or thereof if having the right to enforce such provision would or could result in such BHC Entity being deemed to hold, control or own any Shares of the Company held by another Stockholder. For purposes of this Section 18, "control" shall have the same meaning as that term is defined for purposes of Section 225.2(e) of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. § 225.2(e)).

19. Informal Exchange Advisory Group Participation Right.

a. Following the date hereof, for as long as a Major Investor owns at least 152,175 shares of Common Stock (subject to adjustment in connection with any stock split, reverse stock split, dividend paid in shares of Common Stock, merger, reorganization, recapitalization, or other similar transaction), such Major Investor (or, in the case of the Warren Family, the Warren Designator) shall have the right (but not the obligation), pursuant to this Agreement, to designate one individual (each, a "***Exchange Designee***") to participate in any meetings of any informal, non-board advisory group(s) of the Texas Stock Exchange LLC ("***TXSE***") (whether in existence as of the date hereof or established hereafter), that have no responsibility for the management or policies of the TXSE (each, an "***Informal Exchange Advisory Group***"), whose appointment shall require approval of the TXSE's Board of Directors; *provided* that if a person nominated by any such Major Investor is not approved to serve as an Exchange Designee, such Major Investor shall nominate another person to serve as the Exchange Designee (and shall continue to have such nomination rights until a nominee is approved to serve as the Exchange Designee on behalf of its respective Major Investor).

b. Each Exchange Designee shall be an employee of the applicable Major Investor or any of its Affiliates. If an Exchange Designee ceases to be employed by its applicable Major Investor or Affiliate of such Major Investor for any reason, such Exchange Designee shall automatically be removed from the Informal Exchange Advisory Groups, as applicable, upon such Major Investor's or Affiliate of such Major Investor's written notice to the Company that such Exchange Designee is no longer so employed, and such Major Investor or Affiliate of such Major Investor may designate a new Exchange Designee in accordance with Section 19(a); *provided* that if the Exchange Designee dies, resigns, or is removed as a result of a statutory disqualification, the applicable Major Investor or Affiliate of such Major Investor may designate a new Exchange Designee. For the purposes of this Section 19(b), "Affiliate" shall have the same meaning as that term is defined for purposes of the BHCA.

20. Compliance with Laws and Compliance Policies.

a. The Company shall, and shall cause its subsidiaries and its and its subsidiaries' respective officers, directors, employees and agents to conduct their respective business and comply with all (i) AML Laws, (ii) Sanctions, (iii) Anti-Corruption Laws, and (iv) any beneficial ownership information reporting requirements of the U.S. Corporate Transparency Act of 2019, in the case of each of items (i)-(iv) as applicable to (A) the Company, (B) the applicable subsidiary or (C) such officer, director, employee or agent acting in his, her or its capacity as such, as applicable.

b. Each of the Company and its subsidiaries shall maintain systems of internal controls, policies, and procedures, that are collectively reasonably designed to ensure compliance with all applicable AML Laws, Sanctions, and Anti-Corruption Laws, including but not limited to an anti-money laundering compliance program to the extent required under the relevant laws and regulations in the U.S., including the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and other applicable laws where the Company operates.

21. Use of Proceeds. The Company shall not use, or cause to be used, and shall procure that its Affiliates and its and their respective directors, officers, employees, and agents shall not use, or cause to be used, the proceeds from any capital investment made by the Stockholders: (a) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of Anti-Corruption Laws; or (b) for the purpose of funding, financing, or facilitating any activities, business, or transaction of or with any Sanctioned Person, or in any Sanctioned Country, to the extent such activities, business, or transaction would be prohibited by Sanctions if conducted by a corporation incorporated in the United States, or in any manner that would result in the violation of any Sanctions applicable to any party hereto.

Exhibit A

Stockholder's Joinder to
TXSE Group Inc.
Stockholders' Agreement dated as of April 6, 2026, as may be amended

The undersigned shareholder (the "***Stockholder***") hereby agrees and consents to become a party to, and to be bound by, the terms and conditions of that certain Eighth Amended and Restated Stockholders' Agreement, dated as of April 6, 2026, as may be amended by its terms (the "***Stockholders' Agreement***"), of TXSE Group Inc., a Texas corporation (the "***Company***"), with respect to any shares of the Company's common stock, par value $0.001 per share, acquired by the undersigned or any predecessor in interest, including that any voting rights shall be subject to the provisions thereof, certain transfer restrictions and limitations, certain ownership limitations and customary confidentiality obligations, as specified therein.

In addition, the Stockholder expressly acknowledges and agrees that he, she, or it may only transfer its shares received subject to this Joinder upon any transferee executing an equivalent of this Joinder document and providing it to the Company as more fully set forth in the Stockholders' Agreement.

Legal Name of Stockholder: ___________________________________

Signature: ____________________________________

Print Name:___________________________________

Date: _______________

SPOUSAL CONSENT
(IF STOCKHOLDER IS MARRIED)

The undersigned spouse of the Stockholder hereby acknowledges that I have read the foregoing Stockholders' Agreement, and consent to its terms and to the disposition made therein of any interest I may have in the Shares through community property or otherwise.

Signature: ______________________________ Date: _____________________

Print Name:_____________________________

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF "TXSE TECHNOLOGIES LLC", FILED IN THIS OFFICE ON THE FIFTH DAY OF MAY, A.D. 2026, AT 8:19 O`CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF CONVERSION IS THE SIXTH DAY OF MAY, A.D. 2026 AT 11:59 O'CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

3353534   8100
SR# 20262251704

Authentication: 203835579
Date: 05-05-26

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A DELAWARE LIMITED LIABILITY COMPANY
TO A NON-DELAWARE ENTITY
PURSUANT TO SECTION 18-216 OF
THE DELAWARE LIMITED LIABILITY COMPANY ACT

1. The name of the Delaware limited liability company is "**TXSE Technologies LLC**".

2. The date of filing of the limited liability company's original Certificate of Formation with the Delaware Secretary of State was June 7, 2024.

3. The jurisdiction to which the limited liability company shall convert is Texas and the name under which the entity shall be known is "TXSE Technologies LLC".

4. The conversion has been approved in accordance with Section 18-216 of the Delaware Limited Liability Company Act.

5. The limited liability company agrees that it may be served with process in the State of Delaware in any action, suit or proceeding for enforcement of any obligation of the limited liability company arising while it was a limited liability company of the State of Delaware, as well as for enforcement of any obligation of such other entity arising from the conversion, and irrevocably appoints the Delaware Secretary of State as its agent to accept service of process in any such action, suit or proceeding.

6. The address to which a copy of the process shall be mailed by the Delaware Secretary of State is 4550 Travis Street, Suite 650, Dallas, Texas 75205.

7. This Certificate becomes effective at a later date, which is not more than one hundred and eighty days after the date of its filing. The delayed effective date is 11:59 p.m. Eastern Time on May 6, 2026.

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:19 AM 05/05/2026
FILED 08:19 AM 05/05/2026
SR 20262251704 - File Number 3353534

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 4th day of May, A.D. 2026.

By: Signed by: James H. Lee
607BDE3212B3487...

James H. Lee,
Chief Executive Officer

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

May 05, 2026

Capitol Services, Inc.
PO Box 1831
Austin, TX 78767 USA

RE: TXSE Technologies LLC
File Number: 806584123

It has been our pleasure to approve and place on record the filing instrument effecting a conversion. The appropriate evidence is attached for your files. Payment of the filing fee is acknowledged by this letter.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF CONVERSION

The undersigned, as Secretary of State of Texas, hereby certifies that a filing instrument for

TXSE Technologies LLC
File Number: 805580270

Converting it to

TXSE Technologies LLC
File Number: 806584123

has been received in this office and has been found to conform to law. ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing the acceptance and filing of the conversion on the date shown below.

Dated: 05/05/2026

Effective: 05/06/2026 10:59 pm

Jane Nelson
Secretary of State

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

TXSE Technologies LLC
File Number: 806584123

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 05/05/2026

Effective: 05/06/2026 10:59 pm

Jane Nelson
Secretary of State

Form 647 **(Revised 12/23)** Return in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512-463-5555 FAX: 512-463-5709 **Filing Fee: See instructions**	THE STATE OF TEXAS **Certificate of Conversion of a Foreign Entity Converting to a Texas Filing Entity**	This space reserved for office use. FILED In the Office of the Secretary of State of Texas MAY 05 2026 Corporations Section

Converting Entity Information

The name of the converting entity is: TXSE Technologies LLC

The jurisdiction of formation of the converting entity is: Delaware

The converting entity is a: (Select the appropriate entity type from the list shown below.)

- ☐ For-Profit Corporation
- ☐ Nonprofit Corporation
- ☐ Professional Corporation
- ☐ Professional Association
- ☐ Other: ______________________ *Specify type of entity.*
- ☑ Limited Liability Company
- ☐ Professional Limited Liability Company
- ☐ Limited Partnership
- ☐ Cooperative Association
- ☐ General Partnership

The date of formation of the converting entity is: June 7, 2024

The file number, if any, issued to the converting entity is: 805580270

Converted Entity Information

The foreign entity named above is converting to a filing entity formed under the Texas Business Organizations Code. The name of the converted entity is:

TXSE Technologies LLC

(Name of entity after the conversion must include an organizational identifier for the entity type selected below.)

The converted entity will be formed under the laws of Texas.

The converted entity is a: (Select the appropriate entity type from the list shown below.)

- ☐ For-Profit Corporation
- ☐ Nonprofit Corporation
- ☐ Professional Corporation
- ☐ Professional Association
- ☑ Limited Liability Company
- ☐ Professional Limited Liability Company
- ☐ Limited Partnership
- ☐ Cooperative Association

Plan of Conversion *or* Alternative Statements

☐ The plan of conversion is attached.

If the plan of conversion is not attached, the following statements __must__ be completed.

☑ In lieu of attaching the plan of conversion, the converting entity certifies to the following statements by providing an address in Items 1 and 2.

1. A signed plan of conversion is on file at the principal place of business of the converting entity. The address of the principal place of business of the converting entity is:

4550 Travis Street, Suite 650	**Dallas**	**TX**	**USA**	**75205**
Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*

2. A signed plan of conversion will be on file after the conversion at the principal place of business of the converted entity. The address of the principal place of business of the converted entity is:

4550 Travis Street, Suite 650	**Dallas**	**TX**	**USA**	**75205**
Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*

A copy of the plan of conversion will be furnished on written request without cost by the converting entity before the conversion or by the converted entity after the conversion to any owner or member of the converting entity or converted entity.

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

Certificate of Formation for the Converted Entity

☑ The certificate of formation for the converted Texas filing entity is attached to this certificate of conversion as an attachment or exhibit to either (i) the plan of conversion or (ii) this certificate if the plan has not been attached to the certificate of conversion. The certificate of formation includes a statement that the converted entity is formed under a plan of conversion and the name, address, date of formation, prior form of organization, and jurisdiction of formation of the converting entity.

Approval of the Plan of Conversion

The plan of conversion has been approved as required by the laws of the jurisdiction of formation and the governing documents of the converting entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☐ This document becomes effective when the document is accepted and filed by the secretary of state.

B. ☑ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: 10:59 p.m. Central Time on May 6, 2026.

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: ______

The following event or fact will cause the document to take effect in the manner described below:

Tax Certification

☐ Attached hereto is a certificate from the Texas Comptroller of Public Accounts that certifies the converting entity is in good standing for purposes of conversion.

OR

☑ In lieu of providing the tax certificate, the converted entity is liable for the payment of any required franchise taxes.

Execution

The undersigned signs the document subject to the penalties imposed by law for submission of a materially false or fraudulent instrument. The undersigned certifies that the statements contained herein are true and correct, and that the person signing is authorized under the provisions of the Texas Business Organizations Code, or other law applicable to and governing the converting entity, to execute the filing instrument.

Date: May 4, 2026

By: TXSE Technologies LLC
Name of converting entity (see instructions)

Signed by: James H. Lee
Signature and title of authorized person (see instructions)

James H. Lee
Printed or typed name of authorized person

Form 205
(Revised 12/21)

Submit in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555

Filing Fee: $300

Certificate of Formation
Limited Liability Company

This space reserved for office use.

FILED
In the Office of the
Secretary of State of Texas
MAY 05 2026
Corporations Section

Article 1 – Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

TXSE Technologies LLC

The name must contain the words "limited liability company," "limited company," or an abbreviation of one of these phrases.

Article 2 – Registered Agent and Registered Office

(See instructions. Select and complete either A or B and complete C.)

☑ A. The initial registered agent is an organization (cannot be entity named above) by the name of:

Capitol Corporate Services, Inc.

OR

☐ B. The initial registered agent is an individual resident of the state whose name is set forth below:

First Name	M.I.	Last Name	Suffix

C. The business address of the registered agent and the registered office address is:

Street Address	City	State	Zip Code
1501 S. MoPac Expy., Suite 220	Austin	TX	78746

Article 3—Governing Authority

(Select and complete either A or B and provide the name and address of each initial governing person.)

☑ A. The limited liability company initially has managers. The name and address of each initial manager are set forth below.

☐ B. The limited liability company does not initially have managers. The name and address of each initial member are set forth below.

INITIAL GOVERNING PERSON 1

NAME (Enter the name of either an individual or an organization, but not both.)

IF INDIVIDUAL

First Name	M.I.	Last Name	Suffix
James	H.	Lee	

OR

IF ORGANIZATION

Organization Name:

ADDRESS

Street or Mailing Address	City	State	Country	Zip Code
4550 Travis Street, Suite 650	Dallas	TX	USA	75205

INITIAL GOVERNING PERSON 2			
NAME (Enter the name of either an individual or an organization, but not both.)			
IF INDIVIDUAL			
First Name	*M.I.*	*Last Name*	*Suffix*
OR			
IF ORGANIZATION			
Organization Name			
ADDRESS			
Street or Mailing Address	*City*	*State* *Country*	*Zip Code*

INITIAL GOVERNING PERSON 3			
NAME (Enter the name of either an individual or an organization, but not both.)			
IF INDIVIDUAL			
First Name	*M.I.*	*Last Name*	*Suffix*
OR			
IF ORGANIZATION			
Organization Name			
ADDRESS			
Street or Mailing Address	*City*	*State* *Country*	*Zip Code*

Article 4 – Purpose

The purpose for which the company is formed is for the transaction of any and all lawful purposes for which a limited liability company may be organized under the Texas Business Organizations Code.

Initial Mailing Address

(Provide the mailing address to which state franchise tax correspondence should be sent.)

4550 Travis Street, Suite 650	Dallas	TX	75205	USA
Mailing Address	*City*	*State*	*Zip Code*	*Country*

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

The filing entity is being formed pursuant to a plan of conversion. The name of the converting entity was TXSE Technologies LLC. The address of the converting entity was 4550 Travis Street, Suite 650, Dallas, Texas 75205. The converting entity was formed as a Delaware limited liability company on June 7, 2024.

Organizer

The name and address of the organizer:

James H. Lee
Name

4550 Travis Street, Suite 650	**Dallas**	**TX**	**75205**
Street or Mailing Address	*City*	*State*	*Zip Code*

Effectiveness of Filing (Select either A, B, or C.)

A. ☐ This document becomes effective when the document is filed by the secretary of state.

B. ☑ This document becomes effective at a later date, or a later date and time, not more than 90 days from the date of signing. The later effective date, or date and time is: **10:59 p.m. Central Time on May 6, 2026.**

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: __________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned also affirms that, to the best knowledge of the undersigned, the name provided as the name of the filing entity does not falsely imply an affiliation with a governmental entity. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: **May 4, 2026**

Signed by:
James H. Lee
887BDE321233487...
Signature of organizer

James H. Lee
Printed or typed name of organizer

Form 401-A
(Revised 12/09)

Acceptance of Appointment
and
Consent to Serve as Registered Agent
§5.201(b) Business Organizations Code

The following form may be used when the person designated as registered agent in a registered agent filing is an individual.

Acceptance of Appointment and Consent to Serve as Registered Agent

I acknowledge, accept and consent to my designation or appointment as registered agent in Texas for

Name of represented entity

I am a resident of the state and understand that it will be my responsibility to receive any process, notice, or demand that is served on me as the registered agent of the represented entity; to forward such to the represented entity; and to immediately notify the represented entity and submit a statement of resignation to the Secretary of State if I resign.

x: ______________________________

Signature of registered agent — *Printed name of registered agent* — *Date (mm/dd/yyyy)*

The following form may be used when the person designated as registered agent in a registered agent filing is an organization.

Acceptance of Appointment and Consent to Serve as Registered Agent

I am authorized to act on behalf of Capitol Corporate Services, Inc.

Name of organization designated as registered agent

The organization is registered or otherwise authorized to do business in Texas. The organization acknowledges, accepts and consents to its appointment or designation as registered agent in Texas for:

TXSE Technologies LLC

Name of represented entity

The organization takes responsibility to receive any process, notice, or demand that is served on the organization as the registered agent of the represented entity; to forward such to the represented entity; and to immediately notify the represented entity and submit a statement of resignation to the Secretary of State if the organization resigns.

x: Geneva Harrison — Geneva Harrison, Asst. Sec. on behalf of Capitol Corporate Services, Inc. — 05/05/2026

Signature of person authorized to act on behalf of organization — *Printed name of authorized person* — *Date (mm/dd/yyyy)*

COMPANY AGREEMENT

OF

TXSE TECHNOLOGIES LLC

(A Texas Limited Liability Company)

THE MEMBERSHIP INTEREST REFERENCED HEREIN HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. WITHOUT REGISTRATION, THIS SECURITY MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED AT ANY TIME WHATSOEVER, EXCEPT ON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGERS OF THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR THE TRANSFER, OR THE SUBMISSION TO THE MANAGERS OF THE COMPANY OF OTHER EVIDENCE SATISFACTORY TO THE MANAGERS TO THE EFFECT THAT ANY TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR ANY RULE OR REGULATIONS PROMULGATED THEREUNDER.

COMPANY AGREEMENT

OF

TXSE TECHNOLOGIES LLC

(A Texas Limited Liability Company)

TABLE OF CONTENTS

Page

COMPANY AGREEMENT

OF

TXSE TECHNOLOGIES LLC

(A Texas Limited Liability Company)

THIS COMPANY AGREEMENT, dated the 6th day of May, 2026 (the "***Effective Date***"), is hereby duly adopted as the company agreement of TXSE Technologies LLC, a Texas limited liability company, by the Managers, and is hereby ratified, confirmed and approved as such by the sole Member.

ARTICLE 1

DEFINITIONS

1.1. **Definitions**. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"***Agreement***" means this Company Agreement of the Company, as originally adopted and as amended from time to time.

"***Business Day***" means a day other than a Saturday, Sunday, or other day that is a nationally recognized holiday.

"***Capital Contribution***" means any contribution to the capital of the Company in cash or property by the Member whenever made.

"***Certificate***" means the Certificate of Formation of the Company, as the same may be amended and/or restated from time to time.

"***Code***" means the Internal Revenue Code of 1986, as amended.

"***Company***" means TXSE Technologies LLC, a Texas limited liability company.

"***Fiscal Year***" means the Company's fiscal year, which shall be the calendar year.

"***Majority***" means, with respect to any referenced group of Managers, a combination of any of such Managers constituting more than fifty percent (50%) of the number of Managers of such referenced group who are then elected and qualified.

"***Manager***" means each Person designated as a Manager on Exhibit A, or any other Person or Persons that succeed such Person or Persons in that capacity or are elected to act as additional Managers of the Company as provided herein.

"***Member***" means TXSE Group Inc.

"***Membership Interest***" means the entire equity interest of the Member in the Company and all rights and liabilities associated therewith including, without limitation, rights to distributions (liquidating or otherwise) and allocations.

"***Person***" means a natural person or any corporation, limited liability company, partnership, limited partnership, joint venture, trust, estate, governmental entity, or other entity.

"***TBOC***" means the Texas Limited Liability Company Law, Title 3 of the Texas Business Organizations Code, as the same may be amended from time to time.

1.2. **Other Definitional Provisions**. All terms used in this Agreement that are not defined in this Article 1 have the meanings contained elsewhere in this Agreement.

ARTICLE 2

FORMATION

2.1. **Name and Formation**. The name of the Company is "TXSE Technologies LLC." All business of the Company must be conducted in that name or in one or more other names that comply with applicable law and that are selected by the Member from time to time. The Company was formed as a limited liability company upon the issuance of the Certificate of Formation to the Company from the Secretary of State of the State of Texas pursuant to the TBOC.

2.2. **Principal Place of Business**. The principal office and place of business of the Company are set forth on Exhibit A. The Company may locate its place of business and principal office at any other place or places as the Managers may from time to time deem necessary or advisable.

2.3. **Registered Office and Agent**. The registered office and registered agent of the Company shall be the registered office and registered agent named in the Certificate and set forth on Exhibit A. The Company may change the registered office and registered agent as the Managers may from time to time deem necessary or advisable.

2.4. **Duration**. The period of duration of the Company is perpetual from the date its Certificate was filed with the Secretary of State of Texas, unless the Company is earlier dissolved in accordance with either the provisions of this Agreement or the TBOC.

2.5. **Purposes and Powers**. The purpose for which the Company is organized is to transact any or all lawful business for which limited liability companies may be organized under the TBOC. The Company shall have any and all powers that are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the TBOC. The Company shall carry out the foregoing activities pursuant to the arrangements set forth in the Certificate of the Company and this Agreement.

2.6. **Foreign Qualification**. The Managers shall cause the Company to comply, to the extent legally possible, with all requirements necessary to qualify the Company as a foreign limited liability company in each jurisdiction in which the Company conducts business. To the extent required by law or as the Managers determine is otherwise advisable, the Managers shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all jurisdictions in which the Company conducts business.

ARTICLE 3

RIGHTS AND DUTIES OF MANAGERS

3.1. **Management**. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under, its designated Manager or Managers. In addition to the powers and authorities expressly conferred by this Agreement upon the Managers, the Managers may exercise all such powers of the Company and do all such lawful acts and things as are not directed or required to be exercised or done by the Member by the TBOC or this Agreement, including, but not limited to, contracting for or incurring debts, liabilities, and other obligations on behalf of the Company.

3.2. **Number and Qualifications**. The number of Managers shall not be less than one (1) nor more than nine (9), as may be determined by the Member from time to time, but no decrease in the number of Managers shall have the effect of shortening the term of any incumbent Manager. Managers need not be residents of the State of Texas. The Managers in their discretion may elect a chairman of the Managers who shall preside at meetings of the Managers.

3.3. **Election**. At the first annual meeting of the Member and at each annual meeting thereafter, the Member shall elect one or more Managers to hold office until the next succeeding annual meeting. Unless removed in accordance with this Agreement, each Manager shall hold office for the term for which such Person is elected and until such Person's successor shall be elected and qualified.

3.4. **Vacancy**. Any vacancy occurring for any reason in the number of Managers shall be filled by the Member. A Manager elected to fill a vacancy shall be elected for the unexpired term of the predecessor in office.

3.5. **Removal**. At a meeting called expressly for such purpose, all or any lesser number of Managers may be removed at any time, with or without cause, by the Member.

3.6. **Place of Meetings**. All meetings of the Managers may be held either within or without the State of Texas.

3.7. **Annual Meetings**. The annual meeting of Managers shall be held, without further notice, immediately following the annual meeting of the Member, and at the same place, or at such other time and place as shall be fixed with the consent in writing of all the Managers.

3.8. **Regular Meetings**. Regular meetings of the Managers may be held without notice at such time and place either within or without the State of Texas as shall from time to time be determined by the Managers.

3.9. **Special Meetings**. Special meetings of the Managers may be called by any Manager on three (3) Business Days' notice to each Manager, either personally or by mail, telephone, or facsimile.

3.10. **Quorum**. At all meetings of the Managers, the presence of a Majority of the Managers shall be necessary and sufficient to constitute a quorum for the transaction of business unless a greater number is required by law. At a meeting at which a quorum is present, the act of a Majority of the Managers shall be the act of the Managers, except as otherwise provided by law or this Agreement. If a quorum shall not be present at any meeting of the Managers, the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.11. **Attendance and Waiver of Notice**. Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Managers need be specified in the notice or waiver of notice of such meeting.

3.12. **Compensation**. Managers, as such, shall not receive any stated salary for their services, but shall receive such compensation for their services as may be from time to time agreed upon by the Member. In addition, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Managers, provided that nothing contained in this Agreement shall be construed to preclude any Manager from serving the Company in any other capacity and receiving compensation for such service.

3.13. **Officers**. The Managers may, from time to time, designate one or more Persons to be officers of the Company. No officer need be a Member or a Manager. Any officers so designated shall have such authority and perform such duties as the Managers may, from time to time, delegate to them. The Managers may assign titles to particular officers, including, without limitation, president, vice president, secretary, assistant secretary, treasurer, and assistant treasurer. Each officer shall hold office until such Person's successor shall be duly designated and shall qualify or until such Person's death or until such Person shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Managers. Any officer may be removed as such, either with or without cause, by the Managers whenever in the Managers' judgment the best interests of the Company will be served thereby. Any vacancy occurring in any office of the Company (other than Manager) may be filled by the Managers.

3.14. **Indemnification**. The Managers and officers shall be indemnified and held harmless by the Company, but only to the extent that the Company's assets are sufficient therefor, from and against all claims, liabilities, and expenses arising out of any management of Company affairs, but excluding those caused by the gross negligence or willful misconduct of the Manager or officer, as the case may be, subject to all limitations and requirements imposed by the TBOC. The Company may advance expenses to the Managers or officers to defend any claim for which the Managers or officers shall be indemnified and held harmless by the Company. These indemnification rights are in addition to any rights that the Managers or officers may have against third parties. THE FOREGOING INDEMNIFICATION SPECIFICALLY INCLUDES THOSE CLAIMS THAT ARISE OUT OF THE INDEMNIFIED PARTY'S SOLE, JOINT, OR CONTRIBUTORY NEGLIGENCE, BUT SPECIFICALLY EXCLUDES THOSE CLAIMS THAT ARISE OUT OF THE INDEMNIFIED PARTY'S WILLFUL MISCONDUCT, FRAUD, OR GROSS NEGLIGENCE. THE INDEMNIFIED PARTY WOULD NOT HAVE ENTERED THIS AGREEMENT IF NOT FOR THIS INDEMNIFICATION.

3.15. **Actions Without a Meeting and Telephone Meetings**. Notwithstanding any provision contained in this Article 3, all actions of the Managers provided for herein may be taken by written consent without a meeting, or any meeting thereof may be held by means of a conference telephone. Any such action that may be taken by the Managers without a meeting shall be effective only if the written consent or consents are in writing, set forth the action so taken, and are signed by the number of Managers constituting not less than the minimum amount of Managers that would be necessary to take such action at a meeting at which the Managers entitled to vote on the action were present and voted.

ARTICLE 4

RIGHTS AND DUTIES OF THE MEMBER

4.1. **Place of Meetings**. All meetings of the Member shall be held at the principal office of the Company or at such other place within or without the State of Texas as may be determined by the Member and set forth in the respective notice or waivers of notice of such meeting.

4.2. **Annual and Special Meetings**. The annual and special meetings of the Member for the election of Managers and the transaction of such other business as may properly come before the meeting shall be held at such time and date as shall be designated by the Member from time to time.

4.3. **Actions Without a Meeting**. Notwithstanding any provision contained in this Article 4, all actions of the Member provided for herein may be taken by written consent without a meeting. Any such action that may be taken by the Member without a meeting shall be effective only if the consent is in writing, sets forth the action so taken, and is signed by the Member.

4.4. **Number**. There shall be only one (1) Member of the Company, that being TXSE Group Inc., its successor or assignee.

ARTICLE 5

CAPITALIZATION

5.1. **Capital Contributions**.

(a) The Member has contributed cash or property to the Company in the amount set forth as the Capital Contribution of such Member on the books and records of the Company. Such cash or property shall be the Capital Contribution of the Member and, in connection with such contribution, the Member shall receive its Membership Interest.

(b) If at any time the Member determines that the Company has insufficient funds to carry out the purposes of the Company, the Member may make additional Capital Contributions.

(c) The Member shall not be paid interest on any Capital Contribution.

5.2. **Withdrawal or Reduction of Capital Contributions**.

(a) The Member shall not receive out of the Company's property any part of its Capital Contribution until all liabilities of the Company have been paid or there remains property of the Company sufficient to pay such liabilities.

(b) Except as may be otherwise specifically provided in this Agreement, the Member shall have the right to withdraw all or any part of its Capital Contribution.

5.3. **Liability of the Member**. The Member shall not be liable for the debts, liabilities, or obligations of the Company beyond its Capital Contributions. The Member shall not be required to contribute to the capital of, or to loan any funds to, the Company.

ARTICLE 6

DISTRIBUTIONS

6.1. **Distributions**. Subject to Section 6.2, the Company shall make all distributions at such times as determined by the Member.

6.2. **Limitation Upon Distribution**. No distribution shall be declared and paid unless, if after the distribution is made, the value of assets of the Company would exceed the liabilities of the Company, except liabilities to the Member on account of its Capital Contributions.

ARTICLE 7

BOOKS AND ACCOUNTS

7.1. **Records and Reports**. At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company.

7.2. **Returns and Other Elections**. The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Member as soon as practicable after the end of each Fiscal Year. All elections permitted to be made by the Company under federal or state laws shall be made by the Managers with the consent of the Member.

ARTICLE 8

DISSOLUTION AND TERMINATION

8.1. **Dissolution**.

(a) The Company shall be dissolved upon the first of the following to occur:

(i) Upon the election to dissolve the Company by the Member;

(ii) Upon the death, retirement, resignation, expulsion, bankruptcy, legal incapacity, or dissolution of the Member, or the occurrence of any other event that terminates the continued membership of the Member; or

(iii) The entry of a decree of judicial dissolution under the TBOC.

(b) Upon dissolution of the Company, the business and affairs of the Company shall terminate, and the assets of the Company shall be liquidated under this Article 8.

(c) Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a winding up of the Company's business and affairs, and the assets of the Company have been distributed as provided in Section 8.2.

(d) Upon dissolution of the Company, the Managers may cause any part or all of the assets of the Company to be sold in such manner as the Managers shall determine in an effort to obtain

the best prices for such assets; *provided, however,* the Managers may distribute assets of the Company in kind to the Member to the extent practicable.

8.2. **Distribution of Assets Upon Dissolution**. In settling accounts after dissolution, the assets of the Company shall be paid in the following order:

(a) First, to creditors, in the order of priority as provided by applicable law, except those to the Member on account of its Capital Contributions; and

(b) Second, any remainder shall be distributed to the Member.

8.3. **Certificate of Cancellation**. When all liabilities and obligations of the Company have been paid or discharged, or adequate provision has been made therefor, and all of the remaining property and assets of the Company have been distributed to the Member according to its respective rights and interests, the Certificate of Cancellation shall be executed on behalf of the Company by the Managers or the Member and shall be filed with the Secretary of State of the State of Texas, and the Managers and the Member shall execute, acknowledge, and file any and all other instruments necessary or appropriate to reflect the dissolution and termination of the Company.

ARTICLE 9

TRANSFERS OF MEMBERSHIP INTERESTS

The Member may sell, assign, or otherwise transfer all or any portion of its Membership Interest at any time to any Person as long as such transfer would not result in a violation of applicable law, including U.S. federal or state securities law.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1. **Notices**.

(a) Any notice, notification, demand, or request provided or permitted to be given under this Agreement must be in writing and shall have been deemed to have been properly given, unless explicitly stated otherwise, if sent by (i) FedEx or other comparable overnight courier, (ii) registered or certified mail, postage prepaid, return receipt requested, (iii) facsimile transmission during normal business hours to the place of business of the recipient, or (iv) electronic transmission during normal business hours to the electronic address of the recipient.

(b) For purposes of all notices, the addresses and facsimile numbers of the Managers and the Member are set forth on Exhibit A.

(c) All notices, notifications, demands, or requests so given shall be deemed given and received (i) if sent via FedEx or other comparable overnight courier, the next Business Day after being deposited with such carrier; (ii) if mailed, five (5) Business Days after being deposited in the mail; (iii) if sent via facsimile transmission, the next Business Day after being so transmitted.

10.2. **Application of Texas Law**. This Agreement and the application or interpretation hereof, shall be governed exclusively by the laws of the State of Texas, and specifically the TBOC.

10.3. **Headings and Sections**. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof. Unless the context requires otherwise, all references in this Agreement to Sections or Articles shall be deemed to mean and refer to Sections or Articles of this Agreement.

10.4. **Amendments**.

(a) This Agreement may be amended, supplemented, or restated only upon the written consent of the Member.

(b) Upon obtaining the approval of any amendment to the Certificate, the Managers shall cause a Certificate of Amendment in accordance with the TBOC to be prepared, and such Certificate of Amendment shall be executed by at least one (1) Manager and shall be filed in accordance with the TBOC.

10.5. **Number and Gender**. Where the context so indicates, the masculine shall include the feminine, the neuter shall include the masculine and feminine, and the singular shall include the plural.

10.6. **Binding Effect**. Except as herein otherwise provided to the contrary, this Agreement shall be binding upon and inure to the benefit of the Member, its distributees, heirs, legal representatives, executors, administrators, successors, and assigns.

10.7. **Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and shall be binding upon the Member and Managers who executed the same, but all of such counterparts shall constitute the same Agreement.

Remainder of Page Intentionally Left Blank.
Signature Pages to Follow.

IN WITNESS WHEREOF, the undersigned, being the Manager, has caused this Agreement to be duly adopted by the Company as of the Effective Date.

Signed by:

James H. Lee

807BDE3212B3487...

JAMES H. LEE

The undersigned, being the sole Member, does hereby ratify, confirm, and approve the adoption of this Agreement as the company agreement of the Company, and does hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement as of the Effective Date.

TXSE GROUP INC.,
a Texas corporation

Signed by:

By: James H. Lee
807BDE3212B3487...
Name: James H. Lee
Title: Chief Executive Officer

COMPANY AGREEMENT

OF

TXSE TECHNOLOGIES LLC

(A Texas Limited Liability Company)

EXHIBIT A

1.	Name of Company:	TXSE Technologies LLC
2.	Address of Company:	4550 Travis Street Suite 650 Dallas, Texas 75205
3.	Telephone Number of Company:	(214) 814-1196
5.	Electronic Address of Company:	james.lee@txsegroup.com
6.	Registered Agent and Registered Office:	Capitol Corporate Services, Inc. 1501 S. MoPac Expy. Suite 220 Austin, TX 78746
7.	Managers:	
	a. Name of Manager:	James H. Lee
	Address:	4550 Travis Street Suite 650 Dallas, Texas 75205
	Telephone Number:	(214) 814-1196
	Electronic Address:	james.lee@txsegroup.com

8.	Name of Member:	TXSE Group Inc.
	Address:	4550 Travis Street Suite 650 Dallas, Texas 75205
	Telephone Number:	(214) 814-1196
	Electronic Address:	james.lee@txsegroup.com
	Capital Contribution:	$10.00
	Date Became Member:	June 8, 2024

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF "TEXAS MARKET CENTER LLC", FILED IN THIS OFFICE ON THE FIFTH DAY OF MAY, A.D. 2026, AT 8:14 O`CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF CONVERSION IS THE SIXTH DAY OF MAY, A.D. 2026 AT 11:59 O'CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

3353546 8100
SR# 20262251586

Authentication: 203835482
Date: 05-05-26

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A DELAWARE LIMITED LIABILITY COMPANY
TO A NON-DELAWARE ENTITY
PURSUANT TO SECTION 18-216 OF
THE DELAWARE LIMITED LIABILITY COMPANY ACT

1. The name of the Delaware limited liability company is "**Texas Market Center LLC**".

2. The date of filing of the limited liability company's original Certificate of Formation with the Delaware Secretary of State was June 7, 2024.

3. The jurisdiction to which the limited liability company shall convert is Texas and the name under which the entity shall be known is "Texas Market Center LLC".

4. The conversion has been approved in accordance with Section 18-216 of the Delaware Limited Liability Company Act.

5. The limited liability company agrees that it may be served with process in the State of Delaware in any action, suit or proceeding for enforcement of any obligation of the limited liability company arising while it was a limited liability company of the State of Delaware, as well as for enforcement of any obligation of such other entity arising from the conversion, and irrevocably appoints the Delaware Secretary of State as its agent to accept service of process in any such action, suit or proceeding.

6. The address to which a copy of the process shall be mailed by the Delaware Secretary of State is 4550 Travis Street, Suite 650, Dallas, Texas 75205.

7. This Certificate becomes effective at a later date, which is not more than one hundred and eighty days after the date of its filing. The delayed effective date is 11:59 p.m. Eastern Time on May 6, 2026.

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:14 AM 05/05/2026
FILED 08:14 AM 05/05/2026
SR 20262251586 - File Number 3353546

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 4th day of May, A.D. 2026.

By: Signed by: James H. Lee
607BDE3212B3487...

James H. Lee,
Chief Executive Officer

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

May 05, 2026

Capitol Services, Inc.
PO Box 1831
Austin, TX 78767 USA

RE:. Texas Market Center LLC
File Number: 806584233

It has been our pleasure to approve and place on record the filing instrument effecting a conversion. The appropriate evidence is attached for your files. Payment of the filing fee is acknowledged by this letter.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF CONVERSION

The undersigned, as Secretary of State of Texas, hereby certifies that a filing instrument for

Texas Market Center LLC
File Number: 805580266

Converting it to

Texas Market Center LLC
File Number: 806584233

has been received in this office and has been found to conform to law. ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing the acceptance and filing of the conversion on the date shown below.

Dated: 05/05/2026

Effective: 05/06/2026 10:59 pm

Jane Nelson
Secretary of State

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Texas Market Center LLC
File Number: 806584233

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 05/05/2026

Effective: 05/06/2026 10:59 pm

THE STATE OF TEXAS

Jane Nelson
Secretary of State

Form 647 **(Revised 12/23)** Return in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512-463-5555 FAX: 512-463-5709 **Filing Fee: See instructions**	**Certificate of Conversion of a Foreign Entity Converting to a Texas Filing Entity**	This space reserved for office use. FILED In the Office of the Secretary of State of Texas MAY 05 2026 Corporations Section

Converting Entity Information

The name of the converting entity is: Texas Market Center LLC

The jurisdiction of formation of the converting entity is: Delaware

The converting entity is a: (Select the appropriate entity type from the list shown below.)

- ☐ For-Profit Corporation
- ☐ Nonprofit Corporation
- ☐ Professional Corporation
- ☐ Professional Association
- ☐ Other: ____________ *Specify type of entity.*
- ☑ Limited Liability Company
- ☐ Professional Limited Liability Company
- ☐ Limited Partnership
- ☐ Cooperative Association
- ☐ General Partnership

The date of formation of the converting entity is: June 7, 2024

The file number, if any, issued to the converting entity is: 805580266

Converted Entity Information

The foreign entity named above is converting to a filing entity formed under the Texas Business Organizations Code. The name of the converted entity is:

Texas Market Center LLC

(Name of entity after the conversion must include an organizational identifier for the entity type selected below.)

The converted entity will be formed under the laws of Texas.

The converted entity is a: (Select the appropriate entity type from the list shown below.)

- ☐ For-Profit Corporation
- ☐ Nonprofit Corporation
- ☐ Professional Corporation
- ☐ Professional Association
- ☑ Limited Liability Company
- ☐ Professional Limited Liability Company
- ☐ Limited Partnership
- ☐ Cooperative Association

Plan of Conversion *or* Alternative Statements

☐ The plan of conversion is attached.

If the plan of conversion is not attached, the following statements must be completed.

☑ In lieu of attaching the plan of conversion, the converting entity certifies to the following statements by providing an address in Items 1 and 2.

1. A signed plan of conversion is on file at the principal place of business of the converting entity. The address of the principal place of business of the converting entity is:

4550 Travis Street, Suite 650	Dallas	TX	USA	75205
Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*

2. A signed plan of conversion will be on file after the conversion at the principal place of business of the converted entity. The address of the principal place of business of the converted entity is:

4550 Travis Street, Suite 650	Dallas	TX	USA	75205
Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*

A copy of the plan of conversion will be furnished on written request without cost by the converting entity before the conversion or by the converted entity after the conversion to any owner or member of the converting entity or converted entity.

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

Certificate of Formation for the Converted Entity

☑ The certificate of formation for the converted Texas filing entity is attached to this certificate of conversion as an attachment or exhibit to either (i) the plan of conversion or (ii) this certificate if the plan has not been attached to the certificate of conversion. The certificate of formation includes a statement that the converted entity is formed under a plan of conversion and the name, address, date of formation, prior form of organization, and jurisdiction of formation of the converting entity.

Approval of the Plan of Conversion

The plan of conversion has been approved as required by the laws of the jurisdiction of formation and the governing documents of the converting entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☐ This document becomes effective when the document is accepted and filed by the secretary of state.

B. ☑ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: 10:59 p.m. Central Time on May 6, 2026.

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: ______

The following event or fact will cause the document to take effect in the manner described below:

Tax Certification

☐ Attached hereto is a certificate from the Texas Comptroller of Public Accounts that certifies the converting entity is in good standing for purposes of conversion.

OR

☑ In lieu of providing the tax certificate, the converted entity is liable for the payment of any required franchise taxes.

Execution

The undersigned signs the document subject to the penalties imposed by law for submission of a materially false or fraudulent instrument. The undersigned certifies that the statements contained herein are true and correct, and that the person signing is authorized under the provisions of the Texas Business Organizations Code, or other law applicable to and governing the converting entity, to execute the filing instrument.

Date: May 4, 2026

By: Texas Market Center LLC
Name of converting entity (see instructions)

Signed by:
James H. Lee
Signature and title of authorized person (see instructions)

James H. Lee
Printed or typed name of authorized person

Form 205
(Revised 12/21)

Submit in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555

Filing Fee: $300

Certificate of Formation
Limited Liability Company

This space reserved for office use.

FILED
In the Office of the
Secretary of State of Texas
MAY 05 2026
Corporations Section

Article 1 – Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

Texas Market Center LLC

The name must contain the words "limited liability company," "limited company," or an abbreviation of one of these phrases.

Article 2 – Registered Agent and Registered Office

(See instructions. Select and complete either A or B and complete C.)

☑ A. The initial registered agent is an organization (cannot be entity named above) by the name of:

Capitol Corporate Services, Inc.

OR

☐ B. The initial registered agent is an individual resident of the state whose name is set forth below:

First Name	*M.I.*	*Last Name*	*Suffix*

C. The business address of the registered agent and the registered office address is:

Street Address	*City*	*State*	*Zip Code*
1501 S. MoPac Expy., Suite 220	Austin	TX	78746

Article 3—Governing Authority

(Select and complete either A or B and provide the name and address of each initial governing person.)

☑ A. The limited liability company initially has managers. The name and address of each initial manager are set forth below.

☐ B. The limited liability company does not initially have managers. The name and address of each initial member are set forth below.

INITIAL GOVERNING PERSON 1

NAME (Enter the name of either an individual or an organization, but not both.)

IF INDIVIDUAL

First Name	*M.I.*	*Last Name*	*Suffix*
James	H.	Lee	

OR

IF ORGANIZATION

Organization Name

ADDRESS

Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*
4550 Travis Street, Suite 650	Dallas	TX	USA	75205

INITIAL GOVERNING PERSON 2			
NAME (Enter the name of either an individual or an organization, but not both.)			
IF INDIVIDUAL			
First Name	*M.I.*	*Last Name*	*Suffix*
OR			
IF ORGANIZATION			
Organization Name			
ADDRESS			
Street or Mailing Address	*City*	*State* *Country*	*Zip Code*

INITIAL GOVERNING PERSON 3			
NAME (Enter the name of either an individual or an organization, but not both.)			
IF INDIVIDUAL			
First Name	*M.I.*	*Last Name*	*Suffix*
OR			
IF ORGANIZATION			
Organization Name			
ADDRESS			
Street or Mailing Address	*City*	*State* *Country*	*Zip Code*

Article 4 – Purpose

The purpose for which the company is formed is for the transaction of any and all lawful purposes for which a limited liability company may be organized under the Texas Business Organizations Code.

Initial Mailing Address

(Provide the mailing address to which state franchise tax correspondence should be sent.)

4550 Travis Street, Suite 650	Dallas	TX	75205	USA
Mailing Address	*City*	*State*	*Zip Code*	*Country*

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

The filing entity is being formed pursuant to a plan of conversion. The name of the converting entity was Texas Market Center LLC. The address of the converting entity was 4550 Travis Street, Suite 650, Dallas, Texas 75205. The converting entity was formed as a Delaware limited liability company on June 7, 2024.

Organizer

The name and address of the organizer:

James H. Lee
Name

4550 Travis Street, Suite 650	**Dallas**	**TX**	**75205**
Street or Mailing Address	*City*	*State*	*Zip Code*

Effectiveness of Filing (Select either A, B, or C.)

A. ☐ This document becomes effective when the document is filed by the secretary of state.

B. ☑ This document becomes effective at a later date, or a later date and time, not more than 90 days from the date of signing. The later effective date, or date and time is: **10:59 p.m. Central Time on May 6, 2026.**

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: ____________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned also affirms that, to the best knowledge of the undersigned, the name provided as the name of the filing entity does not falsely imply an affiliation with a governmental entity. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: **May 4, 2026**

Signed by:
James H. Lee
837BBE3212334 87...
Signature of organizer

James H. Lee
Printed or typed name of organizer

Form 401-A
(Revised 12/09)

Acceptance of Appointment and Consent to Serve as Registered Agent §5.201(b) Business Organizations Code

The following form may be used when the person designated as registered agent in a registered agent filing is an individual.

Acceptance of Appointment and Consent to Serve as Registered Agent

I acknowledge, accept and consent to my designation or appointment as registered agent in Texas for

Name of represented entity

I am a resident of the state and understand that it will be my responsibility to receive any process, notice, or demand that is served on me as the registered agent of the represented entity; to forward such to the represented entity; and to immediately notify the represented entity and submit a statement of resignation to the Secretary of State if I resign.

x:

Signature of registered agent *Printed name of registered agent* *Date (mm/dd/yyyy)*

The following form may be used when the person designated as registered agent in a registered agent filing is an organization.

Acceptance of Appointment and Consent to Serve as Registered Agent

I am authorized to act on behalf of Capitol Corporate Services, Inc.

Name of organization designated as registered agent

The organization is registered or otherwise authorized to do business in Texas. The organization acknowledges, accepts and consents to its appointment or designation as registered agent in Texas for:

Texas Market Center LLC

Name of represented entity

The organization takes responsibility to receive any process, notice, or demand that is served on the organization as the registered agent of the represented entity; to forward such to the represented entity; and to immediately notify the represented entity and submit a statement of resignation to the Secretary of State if the organization resigns.

x: Geneva Harrison Geneva Harrison, Asst. Sec. on behalf of Capitol Corporate Services, Inc. 05/05/2026

Signature of person authorized to act on behalf of organization *Printed name of authorized person* *Date (mm/dd/yyyy)*

COMPANY AGREEMENT

OF

TEXAS MARKET CENTER LLC

(A Texas Limited Liability Company)

THE MEMBERSHIP INTEREST REFERENCED HEREIN HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. WITHOUT REGISTRATION, THIS SECURITY MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED AT ANY TIME WHATSOEVER, EXCEPT ON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGERS OF THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR THE TRANSFER, OR THE SUBMISSION TO THE MANAGERS OF THE COMPANY OF OTHER EVIDENCE SATISFACTORY TO THE MANAGERS TO THE EFFECT THAT ANY TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR ANY RULE OR REGULATIONS PROMULGATED THEREUNDER.

COMPANY AGREEMENT

OF

TEXAS MARKET CENTER LLC

(A Texas Limited Liability Company)

TABLE OF CONTENTS

Page

COMPANY AGREEMENT

OF

TEXAS MARKET CENTER LLC

(A Texas Limited Liability Company)

THIS COMPANY AGREEMENT, dated the 6th day of May, 2026 (the "***Effective Date***"), is hereby duly adopted as the company agreement of Texas Market Center LLC, a Texas limited liability company, by the Managers, and is hereby ratified, confirmed and approved as such by the sole Member.

ARTICLE 1

DEFINITIONS

1.1. **Definitions**. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"***Agreement***" means this Company Agreement of the Company, as originally adopted and as amended from time to time.

"***Business Day***" means a day other than a Saturday, Sunday, or other day that is a nationally recognized holiday.

"***Capital Contribution***" means any contribution to the capital of the Company in cash or property by the Member whenever made.

"***Certificate***" means the Certificate of Formation of the Company, as the same may be amended and/or restated from time to time.

"***Code***" means the Internal Revenue Code of 1986, as amended.

"***Company***" means Texas Market Center LLC, a Texas limited liability company.

"***Fiscal Year***" means the Company's fiscal year, which shall be the calendar year.

"***Majority***" means, with respect to any referenced group of Managers, a combination of any of such Managers constituting more than fifty percent (50%) of the number of Managers of such referenced group who are then elected and qualified.

"***Manager***" means each Person designated as a Manager on Exhibit A, or any other Person or Persons that succeed such Person or Persons in that capacity or are elected to act as additional Managers of the Company as provided herein.

"***Member***" means TXSE Group Inc.

"***Membership Interest***" means the entire equity interest of the Member in the Company and all rights and liabilities associated therewith including, without limitation, rights to distributions (liquidating or otherwise) and allocations.

"***Person***" means a natural person or any corporation, limited liability company, partnership, limited partnership, joint venture, trust, estate, governmental entity, or other entity.

"***TBOC***" means the Texas Limited Liability Company Law, Title 3 of the Texas Business Organizations Code, as the same may be amended from time to time.

1.2. **Other Definitional Provisions**. All terms used in this Agreement that are not defined in this Article 1 have the meanings contained elsewhere in this Agreement.

ARTICLE 2

FORMATION

2.1. **Name and Formation**. The name of the Company is "Texas Market Center LLC." All business of the Company must be conducted in that name or in one or more other names that comply with applicable law and that are selected by the Member from time to time. The Company was formed as a limited liability company upon the issuance of the Certificate of Formation to the Company from the Secretary of State of the State of Texas pursuant to the TBOC.

2.2. **Principal Place of Business**. The principal office and place of business of the Company are set forth on Exhibit A. The Company may locate its place of business and principal office at any other place or places as the Managers may from time to time deem necessary or advisable.

2.3. **Registered Office and Agent**. The registered office and registered agent of the Company shall be the registered office and registered agent named in the Certificate and set forth on Exhibit A. The Company may change the registered office and registered agent as the Managers may from time to time deem necessary or advisable.

2.4. **Duration**. The period of duration of the Company is perpetual from the date its Certificate was filed with the Secretary of State of Texas, unless the Company is earlier dissolved in accordance with either the provisions of this Agreement or the TBOC.

2.5. **Purposes and Powers**. The purpose for which the Company is organized is to transact any or all lawful business for which limited liability companies may be organized under the TBOC. The Company shall have any and all powers that are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the TBOC. The Company shall carry out the foregoing activities pursuant to the arrangements set forth in the Certificate of the Company and this Agreement.

2.6. **Foreign Qualification**. The Managers shall cause the Company to comply, to the extent legally possible, with all requirements necessary to qualify the Company as a foreign limited liability company in each jurisdiction in which the Company conducts business. To the extent required by law or as the Managers determine is otherwise advisable, the Managers shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all jurisdictions in which the Company conducts business.

ARTICLE 3

RIGHTS AND DUTIES OF MANAGERS

3.1. **Management**. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under, its designated Manager or Managers. In addition to the powers and authorities expressly conferred by this Agreement upon the Managers, the Managers may exercise all such powers of the Company and do all such lawful acts and things as are not directed or required to be exercised or done by the Member by the TBOC or this Agreement, including, but not limited to, contracting for or incurring debts, liabilities, and other obligations on behalf of the Company.

3.2. **Number and Qualifications**. The number of Managers shall not be less than one (1) nor more than nine (9), as may be determined by the Member from time to time, but no decrease in the number of Managers shall have the effect of shortening the term of any incumbent Manager. Managers need not be residents of the State of Texas. The Managers in their discretion may elect a chairman of the Managers who shall preside at meetings of the Managers.

3.3. **Election**. At the first annual meeting of the Member and at each annual meeting thereafter, the Member shall elect one or more Managers to hold office until the next succeeding annual meeting. Unless removed in accordance with this Agreement, each Manager shall hold office for the term for which such Person is elected and until such Person's successor shall be elected and qualified.

3.4. **Vacancy**. Any vacancy occurring for any reason in the number of Managers shall be filled by the Member. A Manager elected to fill a vacancy shall be elected for the unexpired term of the predecessor in office.

3.5. **Removal**. At a meeting called expressly for such purpose, all or any lesser number of Managers may be removed at any time, with or without cause, by the Member.

3.6. **Place of Meetings**. All meetings of the Managers may be held either within or without the State of Texas.

3.7. **Annual Meetings**. The annual meeting of Managers shall be held, without further notice, immediately following the annual meeting of the Member, and at the same place, or at such other time and place as shall be fixed with the consent in writing of all the Managers.

3.8. **Regular Meetings**. Regular meetings of the Managers may be held without notice at such time and place either within or without the State of Texas as shall from time to time be determined by the Managers.

3.9. **Special Meetings**. Special meetings of the Managers may be called by any Manager on three (3) Business Days' notice to each Manager, either personally or by mail, telephone, or facsimile.

3.10. **Quorum**. At all meetings of the Managers, the presence of a Majority of the Managers shall be necessary and sufficient to constitute a quorum for the transaction of business unless a greater number is required by law. At a meeting at which a quorum is present, the act of a Majority of the Managers shall be the act of the Managers, except as otherwise provided by law or this Agreement. If a quorum shall not be present at any meeting of the Managers, the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.11. **Attendance and Waiver of Notice**. Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Managers need be specified in the notice or waiver of notice of such meeting.

3.12. **Compensation**. Managers, as such, shall not receive any stated salary for their services, but shall receive such compensation for their services as may be from time to time agreed upon by the Member. In addition, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Managers, provided that nothing contained in this Agreement shall be construed to preclude any Manager from serving the Company in any other capacity and receiving compensation for such service.

3.13. **Officers**. The Managers may, from time to time, designate one or more Persons to be officers of the Company. No officer need be a Member or a Manager. Any officers so designated shall have such authority and perform such duties as the Managers may, from time to time, delegate to them. The Managers may assign titles to particular officers, including, without limitation, president, vice president, secretary, assistant secretary, treasurer, and assistant treasurer. Each officer shall hold office until such Person's successor shall be duly designated and shall qualify or until such Person's death or until such Person shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Managers. Any officer may be removed as such, either with or without cause, by the Managers whenever in the Managers' judgment the best interests of the Company will be served thereby. Any vacancy occurring in any office of the Company (other than Manager) may be filled by the Managers.

3.14. **Indemnification**. The Managers and officers shall be indemnified and held harmless by the Company, but only to the extent that the Company's assets are sufficient therefor, from and against all claims, liabilities, and expenses arising out of any management of Company affairs, but excluding those caused by the gross negligence or willful misconduct of the Manager or officer, as the case may be, subject to all limitations and requirements imposed by the TBOC. The Company may advance expenses to the Managers or officers to defend any claim for which the Managers or officers shall be indemnified and held harmless by the Company. These indemnification rights are in addition to any rights that the Managers or officers may have against third parties. THE FOREGOING INDEMNIFICATION SPECIFICALLY INCLUDES THOSE CLAIMS THAT ARISE OUT OF THE INDEMNIFIED PARTY'S SOLE, JOINT, OR CONTRIBUTORY NEGLIGENCE, BUT SPECIFICALLY EXCLUDES THOSE CLAIMS THAT ARISE OUT OF THE INDEMNIFIED PARTY'S WILLFUL MISCONDUCT, FRAUD, OR GROSS NEGLIGENCE. THE INDEMNIFIED PARTY WOULD NOT HAVE ENTERED THIS AGREEMENT IF NOT FOR THIS INDEMNIFICATION.

3.15. **Actions Without a Meeting and Telephone Meetings**. Notwithstanding any provision contained in this Article 3, all actions of the Managers provided for herein may be taken by written consent without a meeting, or any meeting thereof may be held by means of a conference telephone. Any such action that may be taken by the Managers without a meeting shall be effective only if the written consent or consents are in writing, set forth the action so taken, and are signed by the number of Managers constituting not less than the minimum amount of Managers that would be necessary to take such action at a meeting at which the Managers entitled to vote on the action were present and voted.

ARTICLE 4

RIGHTS AND DUTIES OF THE MEMBER

4.1. **Place of Meetings**. All meetings of the Member shall be held at the principal office of the Company or at such other place within or without the State of Texas as may be determined by the Member and set forth in the respective notice or waivers of notice of such meeting.

4.2. **Annual and Special Meetings**. The annual and special meetings of the Member for the election of Managers and the transaction of such other business as may properly come before the meeting shall be held at such time and date as shall be designated by the Member from time to time.

4.3. **Actions Without a Meeting**. Notwithstanding any provision contained in this Article 4, all actions of the Member provided for herein may be taken by written consent without a meeting. Any such action that may be taken by the Member without a meeting shall be effective only if the consent is in writing, sets forth the action so taken, and is signed by the Member.

4.4. **Number**. There shall be only one (1) Member of the Company, that being TXSE Group Inc., its successor or assignee.

ARTICLE 5

CAPITALIZATION

5.1. **Capital Contributions**.

(a) The Member has contributed cash or property to the Company in the amount set forth as the Capital Contribution of such Member on the books and records of the Company. Such cash or property shall be the Capital Contribution of the Member and, in connection with such contribution, the Member shall receive its Membership Interest.

(b) If at any time the Member determines that the Company has insufficient funds to carry out the purposes of the Company, the Member may make additional Capital Contributions.

(c) The Member shall not be paid interest on any Capital Contribution.

5.2. **Withdrawal or Reduction of Capital Contributions**.

(a) The Member shall not receive out of the Company's property any part of its Capital Contribution until all liabilities of the Company have been paid or there remains property of the Company sufficient to pay such liabilities.

(b) Except as may be otherwise specifically provided in this Agreement, the Member shall have the right to withdraw all or any part of its Capital Contribution.

5.3. **Liability of the Member**. The Member shall not be liable for the debts, liabilities, or obligations of the Company beyond its Capital Contributions. The Member shall not be required to contribute to the capital of, or to loan any funds to, the Company.

ARTICLE 6

DISTRIBUTIONS

6.1. **Distributions**. Subject to Section 6.2, the Company shall make all distributions at such times as determined by the Member.

6.2. **Limitation Upon Distribution**. No distribution shall be declared and paid unless, if after the distribution is made, the value of assets of the Company would exceed the liabilities of the Company, except liabilities to the Member on account of its Capital Contributions.

ARTICLE 7

BOOKS AND ACCOUNTS

7.1. **Records and Reports**. At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company.

7.2. **Returns and Other Elections**. The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Member as soon as practicable after the end of each Fiscal Year. All elections permitted to be made by the Company under federal or state laws shall be made by the Managers with the consent of the Member.

ARTICLE 8

DISSOLUTION AND TERMINATION

8.1. **Dissolution**.

(a) The Company shall be dissolved upon the first of the following to occur:

(i) Upon the election to dissolve the Company by the Member;

(ii) Upon the death, retirement, resignation, expulsion, bankruptcy, legal incapacity, or dissolution of the Member, or the occurrence of any other event that terminates the continued membership of the Member; or

(iii) The entry of a decree of judicial dissolution under the TBOC.

(b) Upon dissolution of the Company, the business and affairs of the Company shall terminate, and the assets of the Company shall be liquidated under this Article 8.

(c) Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a winding up of the Company's business and affairs, and the assets of the Company have been distributed as provided in Section 8.2.

(d) Upon dissolution of the Company, the Managers may cause any part or all of the assets of the Company to be sold in such manner as the Managers shall determine in an effort to obtain

the best prices for such assets; *provided, however,* the Managers may distribute assets of the Company in kind to the Member to the extent practicable.

8.2. **Distribution of Assets Upon Dissolution**. In settling accounts after dissolution, the assets of the Company shall be paid in the following order:

(a) First, to creditors, in the order of priority as provided by applicable law, except those to the Member on account of its Capital Contributions; and

(b) Second, any remainder shall be distributed to the Member.

8.3. **Certificate of Cancellation**. When all liabilities and obligations of the Company have been paid or discharged, or adequate provision has been made therefor, and all of the remaining property and assets of the Company have been distributed to the Member according to its respective rights and interests, the Certificate of Cancellation shall be executed on behalf of the Company by the Managers or the Member and shall be filed with the Secretary of State of the State of Texas, and the Managers and the Member shall execute, acknowledge, and file any and all other instruments necessary or appropriate to reflect the dissolution and termination of the Company.

ARTICLE 9

TRANSFERS OF MEMBERSHIP INTERESTS

The Member may sell, assign, or otherwise transfer all or any portion of its Membership Interest at any time to any Person as long as such transfer would not result in a violation of applicable law, including U.S. federal or state securities law.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1. **Notices**.

(a) Any notice, notification, demand, or request provided or permitted to be given under this Agreement must be in writing and shall have been deemed to have been properly given, unless explicitly stated otherwise, if sent by (i) FedEx or other comparable overnight courier, (ii) registered or certified mail, postage prepaid, return receipt requested, (iii) facsimile transmission during normal business hours to the place of business of the recipient, or (iv) electronic transmission during normal business hours to the electronic address of the recipient.

(b) For purposes of all notices, the addresses and facsimile numbers of the Managers and the Member are set forth on Exhibit A.

(c) All notices, notifications, demands, or requests so given shall be deemed given and received (i) if sent via FedEx or other comparable overnight courier, the next Business Day after being deposited with such carrier; (ii) if mailed, five (5) Business Days after being deposited in the mail; (iii) if sent via facsimile transmission, the next Business Day after being so transmitted.

10.2. **Application of Texas Law**. This Agreement and the application or interpretation hereof, shall be governed exclusively by the laws of the State of Texas, and specifically the TBOC.

10.3. **Headings and Sections**. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof. Unless the context requires otherwise, all references in this Agreement to Sections or Articles shall be deemed to mean and refer to Sections or Articles of this Agreement.

10.4. **Amendments**.

(a) This Agreement may be amended, supplemented, or restated only upon the written consent of the Member.

(b) Upon obtaining the approval of any amendment to the Certificate, the Managers shall cause a Certificate of Amendment in accordance with the TBOC to be prepared, and such Certificate of Amendment shall be executed by at least one (1) Manager and shall be filed in accordance with the TBOC.

10.5. **Number and Gender**. Where the context so indicates, the masculine shall include the feminine, the neuter shall include the masculine and feminine, and the singular shall include the plural.

10.6. **Binding Effect**. Except as herein otherwise provided to the contrary, this Agreement shall be binding upon and inure to the benefit of the Member, its distributees, heirs, legal representatives, executors, administrators, successors, and assigns.

10.7. **Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and shall be binding upon the Member and Managers who executed the same, but all of such counterparts shall constitute the same Agreement.

Remainder of Page Intentionally Left Blank.
Signature Pages to Follow.

IN WITNESS WHEREOF, the undersigned, being the Manager, has caused this Agreement to be duly adopted by the Company as of the Effective Date.

Signed by:

James H. Lee

807BDE3212B3487...

JAMES H. LEE

The undersigned, being the sole Member, does hereby ratify, confirm, and approve the adoption of this Agreement as the company agreement of the Company, and does hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement as of the Effective Date.

TXSE GROUP INC.,
a Texas corporation

Signed by:

By: James H. Lee

807BDE3212B3487...

Name: James H. Lee
Title: Chief Executive Officer

COMPANY AGREEMENT

OF

TEXAS MARKET CENTER LLC

(A Texas Limited Liability Company)

EXHIBIT A

1.	Name of Company:	Texas Market Center LLC
2.	Address of Company:	4550 Travis Street Suite 650 Dallas, Texas 75205
3.	Telephone Number of Company:	(214) 814-1196
5.	Electronic Address of Company:	james.lee@txsegroup.com
6.	Registered Agent and Registered Office:	Capitol Corporate Services, Inc. 1501 S. MoPac Expy. Suite 220 Austin, TX 78746
7.	Managers:	
	a. Name of Manager:	James H. Lee
	Address:	4550 Travis Street Suite 650 Dallas, Texas 75205
	Telephone Number:	(214) 814-1196
	Electronic Address:	james.lee@txsegroup.com

8.	Name of Member:	TXSE Group Inc.
	Address:	4550 Travis Street Suite 650 Dallas, Texas 75205
	Telephone Number:	(214) 814-1196
	Electronic Address:	james.lee@txsegroup.com
	Capital Contribution:	$10.00
	Date Became Member:	June 8, 2024

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF "TXSE EXECUTION SERVICES LLC", FILED IN THIS OFFICE ON THE FIFTH DAY OF MAY, A.D. 2026, AT 8:12 O`CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF CONVERSION IS THE SIXTH DAY OF MAY, A.D. 2026 AT 11:59 O'CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

3355228 8100
SR# 20262251531

Authentication: 203835516
Date: 05-05-26

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A DELAWARE LIMITED LIABILITY COMPANY
TO A NON-DELAWARE ENTITY
PURSUANT TO SECTION 18-216 OF
THE DELAWARE LIMITED LIABILITY COMPANY ACT

1. The name of the Delaware limited liability company is "**TXSE Execution Services LLC**".

2. The date of filing of the limited liability company's original Certificate of Formation with the Delaware Secretary of State was June 7, 2024.

3. The jurisdiction to which the limited liability company shall convert is Texas and the name under which the entity shall be known is "TXSE Execution Services LLC".

4. The conversion has been approved in accordance with Section 18-216 of the Delaware Limited Liability Company Act.

5. The limited liability company agrees that it may be served with process in the State of Delaware in any action, suit or proceeding for enforcement of any obligation of the limited liability company arising while it was a limited liability company of the State of Delaware, as well as for enforcement of any obligation of such other entity arising from the conversion, and irrevocably appoints the Delaware Secretary of State as its agent to accept service of process in any such action, suit or proceeding.

6. The address to which a copy of the process shall be mailed by the Delaware Secretary of State is 4550 Travis Street, Suite 650, Dallas, Texas 75205.

7. This Certificate becomes effective at a later date, which is not more than one hundred and eighty days after the date of its filing. The delayed effective date is 11:59 p.m. Eastern Time on May 6, 2026.

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:12 AM 05/05/2026
FILED 08:12 AM 05/05/2026
SR 20262251531 - File Number 3355228

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 4th day of May, A.D. 2026.

By: Signed by: James H. Lee
607BDE3212B3487...

James H. Lee,
Chief Executive Officer

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

May 05, 2026

Capitol Services, Inc.
PO Box 1831
Austin, TX 78767 USA

RE: TXSE Execution Services LLC
File Number: 806584265

It has been our pleasure to approve and place on record the filing instrument effecting a conversion. The appropriate evidence is attached for your files. Payment of the filing fee is acknowledged by this letter.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF CONVERSION

The undersigned, as Secretary of State of Texas, hereby certifies that a filing instrument for

TXSE Execution Services LLC
File Number: 805580261

Converting it to

TXSE Execution Services LLC
File Number: 806584265

has been received in this office and has been found to conform to law. ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing the acceptance and filing of the conversion on the date shown below.

Dated: 05/05/2026

Effective: 05/06/2026 10:59 pm

Jane Nelson
Secretary of State

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

TXSE Execution Services LLC
File Number: 806584265

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 05/05/2026

Effective: 05/06/2026 10:59 pm

Jane Nelson
Secretary of State

Form 647
(Revised 12/23)

Return in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512-463-5555
FAX: 512-463-5709

Filing Fee: See instructions

Certificate of Conversion of a Foreign Entity Converting to a Texas Filing Entity

This space reserved for office use.

FILED
In the Office of the
Secretary of State of Texas
MAY 05 2026
Corporations Section

Converting Entity Information

The name of the converting entity is: TXSE Execution Services LLC

The jurisdiction of formation of the converting entity is: Delaware

The converting entity is a: (Select the appropriate entity type from the list shown below.)

- ☐ For-Profit Corporation
- ☐ Nonprofit Corporation
- ☐ Professional Corporation
- ☐ Professional Association
- ☐ Other: ____________ *Specify type of entity.*
- ☑ Limited Liability Company
- ☐ Professional Limited Liability Company
- ☐ Limited Partnership
- ☐ Cooperative Association
- ☐ General Partnership

The date of formation of the converting entity is: June 7, 2024

The file number, if any, issued to the converting entity is: 805580261

Converted Entity Information

The foreign entity named above is converting to a filing entity formed under the Texas Business Organizations Code. The name of the converted entity is:
TXSE Execution Services LLC
(Name of entity after the conversion must include an organizational identifier for the entity type selected below.)

The converted entity will be formed under the laws of Texas.

The converted entity is a: (Select the appropriate entity type from the list shown below.)

- ☐ For-Profit Corporation
- ☐ Nonprofit Corporation
- ☐ Professional Corporation
- ☐ Professional Association
- ☑ Limited Liability Company
- ☐ Professional Limited Liability Company
- ☐ Limited Partnership
- ☐ Cooperative Association

Plan of Conversion *or* Alternative Statements

☐ The plan of conversion is attached.

If the plan of conversion is not attached, the following statements must be completed.

☑ In lieu of attaching the plan of conversion, the converting entity certifies to the following statements by providing an address in Items 1 and 2.

1. A signed plan of conversion is on file at the principal place of business of the converting entity. The address of the principal place of business of the converting entity is:

Street or Mailing Address	City	State	Country	Zip Code
4550 Travis Street, Suite 650	**Dallas**	**TX**	**USA**	**75205**

2. A signed plan of conversion will be on file after the conversion at the principal place of business of the converted entity. The address of the principal place of business of the converted entity is:

Street or Mailing Address	City	State	Country	Zip Code
4550 Travis Street, Suite 650	**Dallas**	**TX**	**USA**	**75205**

A copy of the plan of conversion will be furnished on written request without cost by the converting entity before the conversion or by the converted entity after the conversion to any owner or member of the converting entity or converted entity.

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

Certificate of Formation for the Converted Entity

☑ The certificate of formation for the converted Texas filing entity is attached to this certificate of conversion as an attachment or exhibit to either (i) the plan of conversion or (ii) this certificate if the plan has not been attached to the certificate of conversion. The certificate of formation includes a statement that the converted entity is formed under a plan of conversion and the name, address, date of formation, prior form of organization, and jurisdiction of formation of the converting entity.

Approval of the Plan of Conversion

The plan of conversion has been approved as required by the laws of the jurisdiction of formation and the governing documents of the converting entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☐ This document becomes effective when the document is accepted and filed by the secretary of state.

B. ☑ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: 10:59 p.m. Central Time on May 6, 2026.

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: ____________________

The following event or fact will cause the document to take effect in the manner described below:

Tax Certification

☐ Attached hereto is a certificate from the Texas Comptroller of Public Accounts that certifies the converting entity is in good standing for purposes of conversion.

OR

☑ In lieu of providing the tax certificate, the converted entity is liable for the payment of any required franchise taxes.

Execution

The undersigned signs the document subject to the penalties imposed by law for submission of a materially false or fraudulent instrument. The undersigned certifies that the statements contained herein are true and correct, and that the person signing is authorized under the provisions of the Texas Business Organizations Code, or other law applicable to and governing the converting entity, to execute the filing instrument.

Date: May 4, 2026

By: TXSE Execution Services LLC
Name of converting entity (see instructions)

Signed by:
James H. Lee
Signature and title of authorized person (see instructions)

James H. Lee
Printed or typed name of authorized person

Form 205 (Revised 12/21) Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 Filing Fee: $300	Certificate of Formation Limited Liability Company	This space reserved for office use. FILED In the Office of the Secretary of State of Texas MAY 05 2026 Corporations Section

Article 1 – Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

TXSE Execution Services LLC

The name must contain the words "limited liability company," "limited company," or an abbreviation of one of these phrases.

Article 2 – Registered Agent and Registered Office

(See instructions. Select and complete either A or B and complete C.)

☑ A. The initial registered agent is an organization (cannot be entity named above) by the name of:

Capitol Corporate Services, Inc.

OR

☐ B. The initial registered agent is an individual resident of the state whose name is set forth below:

First Name	M.I.	Last Name	Suffix

C. The business address of the registered agent and the registered office address is:

Street Address	City	State	Zip Code
1501 S. MoPac Expy., Suite 220	Austin	TX	78746

Article 3—Governing Authority

(Select and complete either A or B and provide the name and address of each initial governing person.)

☑ A. The limited liability company initially has managers. The name and address of each initial manager are set forth below.

☐ B. The limited liability company does not initially have managers. The name and address of each initial member are set forth below.

INITIAL GOVERNING PERSON 1

NAME (Enter the name of either an individual or an organization, but not both.)

IF INDIVIDUAL

First Name	M.I.	Last Name	Suffix
James	H.	Lee	

OR

IF ORGANIZATION

Organization Name

ADDRESS

Street or Mailing Address	City	State	Country	Zip Code
4550 Travis Street, Suite 650	Dallas	TX	USA	75205

INITIAL GOVERNING PERSON 2			
NAME (Enter the name of either an individual or an organization, but not both.) IF INDIVIDUAL			
First Name	*M.I.*	*Last Name*	*Suffix*
OR IF ORGANIZATION			
Organization Name			
ADDRESS			
Street or Mailing Address	*City*	*State* *Country*	*Zip Code*

INITIAL GOVERNING PERSON 3			
NAME (Enter the name of either an individual or an organization, but not both.) IF INDIVIDUAL			
First Name	*M.I.*	*Last Name*	*Suffix*
OR IF ORGANIZATION			
Organization Name			
ADDRESS			
Street or Mailing Address	*City*	*State* *Country*	*Zip Code*

Article 4 – Purpose

The purpose for which the company is formed is for the transaction of any and all lawful purposes for which a limited liability company may be organized under the Texas Business Organizations Code.

Initial Mailing Address

(Provide the mailing address to which state franchise tax correspondence should be sent.)

4550 Travis Street, Suite 650	Dallas	TX	75205	USA
Mailing Address	*City*	*State*	*Zip Code*	*Country*

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

The filing entity is being formed pursuant to a plan of conversion. The name of the converting entity was TXSE Execution Services LLC. The address of the converting entity was 4550 Travis Street, Suite 650, Dallas, Texas 75205. The converting entity was formed as a Delaware limited liability company on June 7, 2024.

Organizer

The name and address of the organizer:

James H. Lee
Name

4550 Travis Street, Suite 650 | Dallas | TX 75205
Street or Mailing Address | *City* | *State* *Zip Code*

Effectiveness of Filing (Select either A, B, or C.)

A. ☐ This document becomes effective when the document is filed by the secretary of state.

B. ☑ This document becomes effective at a later date, or a later date and time, not more than 90 days from the date of signing. The later effective date, or date and time is: 10:59 p.m. Central Time on May 6, 2026.

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: ______

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned also affirms that, to the best knowledge of the undersigned, the name provided as the name of the filing entity does not falsely imply an affiliation with a governmental entity. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: May 4, 2026

Signed by:
James H. Lee
887BDE321233487...
Signature of organizer

James H. Lee
Printed or typed name of organizer

Form 401-A
(Revised 12/09)

Acceptance of Appointment
and
Consent to Serve as Registered Agent
§5.201(b) Business Organizations Code

The following form may be used when the person designated as registered agent in a registered agent filing is an individual.

Acceptance of Appointment and Consent to Serve as Registered Agent

I acknowledge, accept and consent to my designation or appointment as registered agent in Texas for

Name of represented entity

I am a resident of the state and understand that it will be my responsibility to receive any process, notice, or demand that is served on me as the registered agent of the represented entity; to forward such to the represented entity; and to immediately notify the represented entity and submit a statement of resignation to the Secretary of State if I resign.

x: ______________________

Signature of registered agent | *Printed name of registered agent* | *Date (mm/dd/yyyy)*

The following form may be used when the person designated as registered agent in a registered agent filing is an organization.

Acceptance of Appointment and Consent to Serve as Registered Agent

I am authorized to act on behalf of Capitol Corporate Services, Inc.

Name of organization designated as registered agent

The organization is registered or otherwise authorized to do business in Texas. The organization acknowledges, accepts and consents to its appointment or designation as registered agent in Texas for:

TXSE Execution Services LLC

Name of represented entity

The organization takes responsibility to receive any process, notice, or demand that is served on the organization as the registered agent of the represented entity; to forward such to the represented entity; and to immediately notify the represented entity and submit a statement of resignation to the Secretary of State if the organization resigns.

x: Geneva Harrison | Geneva Harrison, Asst. Sec. on behalf of Capitol Corporate Services, Inc. | 05/05/2026

Signature of person authorized to act on behalf of organization | *Printed name of authorized person* | *Date (mm/dd/yyyy)*

COMPANY AGREEMENT

OF

TXSE EXECUTION SERVICES LLC

(A Texas Limited Liability Company)

THE MEMBERSHIP INTEREST REFERENCED HEREIN HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. WITHOUT REGISTRATION, THIS SECURITY MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED AT ANY TIME WHATSOEVER, EXCEPT ON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGERS OF THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR THE TRANSFER, OR THE SUBMISSION TO THE MANAGERS OF THE COMPANY OF OTHER EVIDENCE SATISFACTORY TO THE MANAGERS TO THE EFFECT THAT ANY TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR ANY RULE OR REGULATIONS PROMULGATED THEREUNDER.

COMPANY AGREEMENT

OF

TXSE EXECUTION SERVICES LLC

(A Texas Limited Liability Company)

TABLE OF CONTENTS

COMPANY AGREEMENT

OF

TXSE EXECUTION SERVICES LLC

(A Texas Limited Liability Company)

THIS COMPANY AGREEMENT, dated the 6th day of May, 2026 (the "***Effective Date***"), is hereby duly adopted as the company agreement of TXSE Execution Services LLC, a Texas limited liability company, by the Managers, and is hereby ratified, confirmed and approved as such by the sole Member.

ARTICLE 1

DEFINITIONS

1.1. **Definitions**. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"***Agreement***" means this Company Agreement of the Company, as originally adopted and as amended from time to time.

"***Business Day***" means a day other than a Saturday, Sunday, or other day that is a nationally recognized holiday.

"***Capital Contribution***" means any contribution to the capital of the Company in cash or property by the Member whenever made.

"***Certificate***" means the Certificate of Formation of the Company, as the same may be amended and/or restated from time to time.

"***Code***" means the Internal Revenue Code of 1986, as amended.

"***Company***" means TXSE Execution Services LLC, a Texas limited liability company.

"***Fiscal Year***" means the Company's fiscal year, which shall be the calendar year.

"***Majority***" means, with respect to any referenced group of Managers, a combination of any of such Managers constituting more than fifty percent (50%) of the number of Managers of such referenced group who are then elected and qualified.

"***Manager***" means each Person designated as a Manager on Exhibit A, or any other Person or Persons that succeed such Person or Persons in that capacity or are elected to act as additional Managers of the Company as provided herein.

"***Member***" means TXSE Group Inc.

"***Membership Interest***" means the entire equity interest of the Member in the Company and all rights and liabilities associated therewith including, without limitation, rights to distributions (liquidating or otherwise) and allocations.

"***Person***" means a natural person or any corporation, limited liability company, partnership, limited partnership, joint venture, trust, estate, governmental entity, or other entity.

"***TBOC***" means the Texas Limited Liability Company Law, Title 3 of the Texas Business Organizations Code, as the same may be amended from time to time.

1.2. **Other Definitional Provisions**. All terms used in this Agreement that are not defined in this Article 1 have the meanings contained elsewhere in this Agreement.

ARTICLE 2

FORMATION

2.1. **Name and Formation**. The name of the Company is "TXSE Execution Services LLC." All business of the Company must be conducted in that name or in one or more other names that comply with applicable law and that are selected by the Member from time to time. The Company was formed as a limited liability company upon the issuance of the Certificate of Formation to the Company from the Secretary of State of the State of Texas pursuant to the TBOC.

2.2. **Principal Place of Business**. The principal office and place of business of the Company are set forth on Exhibit A. The Company may locate its place of business and principal office at any other place or places as the Managers may from time to time deem necessary or advisable.

2.3. **Registered Office and Agent**. The registered office and registered agent of the Company shall be the registered office and registered agent named in the Certificate and set forth on Exhibit A. The Company may change the registered office and registered agent as the Managers may from time to time deem necessary or advisable.

2.4. **Duration**. The period of duration of the Company is perpetual from the date its Certificate was filed with the Secretary of State of Texas, unless the Company is earlier dissolved in accordance with either the provisions of this Agreement or the TBOC.

2.5. **Purposes and Powers**. The purpose for which the Company is organized is to transact any or all lawful business for which limited liability companies may be organized under the TBOC. The Company shall have any and all powers that are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the TBOC. The Company shall carry out the foregoing activities pursuant to the arrangements set forth in the Certificate of the Company and this Agreement.

2.6. **Foreign Qualification**. The Managers shall cause the Company to comply, to the extent legally possible, with all requirements necessary to qualify the Company as a foreign limited liability company in each jurisdiction in which the Company conducts business. To the extent required by law or as the Managers determine is otherwise advisable, the Managers shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all jurisdictions in which the Company conducts business.

ARTICLE 3

RIGHTS AND DUTIES OF MANAGERS

3.1. **Management**. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under, its designated Manager or Managers. In addition to the powers and authorities expressly conferred by this Agreement upon the Managers, the Managers may exercise all such powers of the Company and do all such lawful acts and things as are not directed or required to be exercised or done by the Member by the TBOC or this Agreement, including, but not limited to, contracting for or incurring debts, liabilities, and other obligations on behalf of the Company.

3.2. **Number and Qualifications**. The number of Managers shall not be less than one (1) nor more than nine (9), as may be determined by the Member from time to time, but no decrease in the number of Managers shall have the effect of shortening the term of any incumbent Manager. Managers need not be residents of the State of Texas. The Managers in their discretion may elect a chairman of the Managers who shall preside at meetings of the Managers.

3.3. **Election**. At the first annual meeting of the Member and at each annual meeting thereafter, the Member shall elect one or more Managers to hold office until the next succeeding annual meeting. Unless removed in accordance with this Agreement, each Manager shall hold office for the term for which such Person is elected and until such Person's successor shall be elected and qualified.

3.4. **Vacancy**. Any vacancy occurring for any reason in the number of Managers shall be filled by the Member. A Manager elected to fill a vacancy shall be elected for the unexpired term of the predecessor in office.

3.5. **Removal**. At a meeting called expressly for such purpose, all or any lesser number of Managers may be removed at any time, with or without cause, by the Member.

3.6. **Place of Meetings**. All meetings of the Managers may be held either within or without the State of Texas.

3.7. **Annual Meetings**. The annual meeting of Managers shall be held, without further notice, immediately following the annual meeting of the Member, and at the same place, or at such other time and place as shall be fixed with the consent in writing of all the Managers.

3.8. **Regular Meetings**. Regular meetings of the Managers may be held without notice at such time and place either within or without the State of Texas as shall from time to time be determined by the Managers.

3.9. **Special Meetings**. Special meetings of the Managers may be called by any Manager on three (3) Business Days' notice to each Manager, either personally or by mail, telephone, or facsimile.

3.10. **Quorum**. At all meetings of the Managers, the presence of a Majority of the Managers shall be necessary and sufficient to constitute a quorum for the transaction of business unless a greater number is required by law. At a meeting at which a quorum is present, the act of a Majority of the Managers shall be the act of the Managers, except as otherwise provided by law or this Agreement. If a quorum shall not be present at any meeting of the Managers, the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.11. **Attendance and Waiver of Notice**. Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Managers need be specified in the notice or waiver of notice of such meeting.

3.12. **Compensation**. Managers, as such, shall not receive any stated salary for their services, but shall receive such compensation for their services as may be from time to time agreed upon by the Member. In addition, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Managers, provided that nothing contained in this Agreement shall be construed to preclude any Manager from serving the Company in any other capacity and receiving compensation for such service.

3.13. **Officers**. The Managers may, from time to time, designate one or more Persons to be officers of the Company. No officer need be a Member or a Manager. Any officers so designated shall have such authority and perform such duties as the Managers may, from time to time, delegate to them. The Managers may assign titles to particular officers, including, without limitation, president, vice president, secretary, assistant secretary, treasurer, and assistant treasurer. Each officer shall hold office until such Person's successor shall be duly designated and shall qualify or until such Person's death or until such Person shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Managers. Any officer may be removed as such, either with or without cause, by the Managers whenever in the Managers' judgment the best interests of the Company will be served thereby. Any vacancy occurring in any office of the Company (other than Manager) may be filled by the Managers.

3.14. **Indemnification**. The Managers and officers shall be indemnified and held harmless by the Company, but only to the extent that the Company's assets are sufficient therefor, from and against all claims, liabilities, and expenses arising out of any management of Company affairs, but excluding those caused by the gross negligence or willful misconduct of the Manager or officer, as the case may be, subject to all limitations and requirements imposed by the TBOC. The Company may advance expenses to the Managers or officers to defend any claim for which the Managers or officers shall be indemnified and held harmless by the Company. These indemnification rights are in addition to any rights that the Managers or officers may have against third parties. THE FOREGOING INDEMNIFICATION SPECIFICALLY INCLUDES THOSE CLAIMS THAT ARISE OUT OF THE INDEMNIFIED PARTY'S SOLE, JOINT, OR CONTRIBUTORY NEGLIGENCE, BUT SPECIFICALLY EXCLUDES THOSE CLAIMS THAT ARISE OUT OF THE INDEMNIFIED PARTY'S WILLFUL MISCONDUCT, FRAUD, OR GROSS NEGLIGENCE. THE INDEMNIFIED PARTY WOULD NOT HAVE ENTERED THIS AGREEMENT IF NOT FOR THIS INDEMNIFICATION.

3.15. **Actions Without a Meeting and Telephone Meetings**. Notwithstanding any provision contained in this Article 3, all actions of the Managers provided for herein may be taken by written consent without a meeting, or any meeting thereof may be held by means of a conference telephone. Any such action that may be taken by the Managers without a meeting shall be effective only if the written consent or consents are in writing, set forth the action so taken, and are signed by the number of Managers constituting not less than the minimum amount of Managers that would be necessary to take such action at a meeting at which the Managers entitled to vote on the action were present and voted.

ARTICLE 4

RIGHTS AND DUTIES OF THE MEMBER

4.1. **Place of Meetings**. All meetings of the Member shall be held at the principal office of the Company or at such other place within or without the State of Texas as may be determined by the Member and set forth in the respective notice or waivers of notice of such meeting.

4.2. **Annual and Special Meetings**. The annual and special meetings of the Member for the election of Managers and the transaction of such other business as may properly come before the meeting shall be held at such time and date as shall be designated by the Member from time to time.

4.3. **Actions Without a Meeting**. Notwithstanding any provision contained in this Article 4, all actions of the Member provided for herein may be taken by written consent without a meeting. Any such action that may be taken by the Member without a meeting shall be effective only if the consent is in writing, sets forth the action so taken, and is signed by the Member.

4.4. **Number**. There shall be only one (1) Member of the Company, that being TXSE Group Inc., its successor or assignee.

ARTICLE 5

CAPITALIZATION

5.1. **Capital Contributions**.

(a) The Member has contributed cash or property to the Company in the amount set forth as the Capital Contribution of such Member on the books and records of the Company. Such cash or property shall be the Capital Contribution of the Member and, in connection with such contribution, the Member shall receive its Membership Interest.

(b) If at any time the Member determines that the Company has insufficient funds to carry out the purposes of the Company, the Member may make additional Capital Contributions.

(c) The Member shall not be paid interest on any Capital Contribution.

5.2. **Withdrawal or Reduction of Capital Contributions**.

(a) The Member shall not receive out of the Company's property any part of its Capital Contribution until all liabilities of the Company have been paid or there remains property of the Company sufficient to pay such liabilities.

(b) Except as may be otherwise specifically provided in this Agreement, the Member shall have the right to withdraw all or any part of its Capital Contribution.

5.3. **Liability of the Member**. The Member shall not be liable for the debts, liabilities, or obligations of the Company beyond its Capital Contributions. The Member shall not be required to contribute to the capital of, or to loan any funds to, the Company.

ARTICLE 6

DISTRIBUTIONS

6.1. **Distributions**. Subject to Section 6.2, the Company shall make all distributions at such times as determined by the Member.

6.2. **Limitation Upon Distribution**. No distribution shall be declared and paid unless, if after the distribution is made, the value of assets of the Company would exceed the liabilities of the Company, except liabilities to the Member on account of its Capital Contributions.

ARTICLE 7

BOOKS AND ACCOUNTS

7.1. **Records and Reports**. At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company.

7.2. **Returns and Other Elections**. The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Member as soon as practicable after the end of each Fiscal Year. All elections permitted to be made by the Company under federal or state laws shall be made by the Managers with the consent of the Member.

ARTICLE 8

DISSOLUTION AND TERMINATION

8.1. **Dissolution**.

(a) The Company shall be dissolved upon the first of the following to occur:

(i) Upon the election to dissolve the Company by the Member;

(ii) Upon the death, retirement, resignation, expulsion, bankruptcy, legal incapacity, or dissolution of the Member, or the occurrence of any other event that terminates the continued membership of the Member; or

(iii) The entry of a decree of judicial dissolution under the TBOC.

(b) Upon dissolution of the Company, the business and affairs of the Company shall terminate, and the assets of the Company shall be liquidated under this Article 8.

(c) Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a winding up of the Company's business and affairs, and the assets of the Company have been distributed as provided in Section 8.2.

(d) Upon dissolution of the Company, the Managers may cause any part or all of the assets of the Company to be sold in such manner as the Managers shall determine in an effort to obtain

the best prices for such assets; *provided, however,* the Managers may distribute assets of the Company in kind to the Member to the extent practicable.

8.2. **Distribution of Assets Upon Dissolution**. In settling accounts after dissolution, the assets of the Company shall be paid in the following order:

(a) First, to creditors, in the order of priority as provided by applicable law, except those to the Member on account of its Capital Contributions; and

(b) Second, any remainder shall be distributed to the Member.

8.3. **Certificate of Cancellation**. When all liabilities and obligations of the Company have been paid or discharged, or adequate provision has been made therefor, and all of the remaining property and assets of the Company have been distributed to the Member according to its respective rights and interests, the Certificate of Cancellation shall be executed on behalf of the Company by the Managers or the Member and shall be filed with the Secretary of State of the State of Texas, and the Managers and the Member shall execute, acknowledge, and file any and all other instruments necessary or appropriate to reflect the dissolution and termination of the Company.

ARTICLE 9

TRANSFERS OF MEMBERSHIP INTERESTS

The Member may sell, assign, or otherwise transfer all or any portion of its Membership Interest at any time to any Person as long as such transfer would not result in a violation of applicable law, including U.S. federal or state securities law.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1. **Notices**.

(a) Any notice, notification, demand, or request provided or permitted to be given under this Agreement must be in writing and shall have been deemed to have been properly given, unless explicitly stated otherwise, if sent by (i) FedEx or other comparable overnight courier, (ii) registered or certified mail, postage prepaid, return receipt requested, (iii) facsimile transmission during normal business hours to the place of business of the recipient, or (iv) electronic transmission during normal business hours to the electronic address of the recipient.

(b) For purposes of all notices, the addresses and facsimile numbers of the Managers and the Member are set forth on Exhibit A.

(c) All notices, notifications, demands, or requests so given shall be deemed given and received (i) if sent via FedEx or other comparable overnight courier, the next Business Day after being deposited with such carrier; (ii) if mailed, five (5) Business Days after being deposited in the mail; (iii) if sent via facsimile transmission, the next Business Day after being so transmitted.

10.2. **Application of Texas Law**. This Agreement and the application or interpretation hereof, shall be governed exclusively by the laws of the State of Texas, and specifically the TBOC.

10.3. **Headings and Sections**. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof. Unless the context requires otherwise, all references in this Agreement to Sections or Articles shall be deemed to mean and refer to Sections or Articles of this Agreement.

10.4. **Amendments**.

(a) This Agreement may be amended, supplemented, or restated only upon the written consent of the Member.

(b) Upon obtaining the approval of any amendment to the Certificate, the Managers shall cause a Certificate of Amendment in accordance with the TBOC to be prepared, and such Certificate of Amendment shall be executed by at least one (1) Manager and shall be filed in accordance with the TBOC.

10.5. **Number and Gender**. Where the context so indicates, the masculine shall include the feminine, the neuter shall include the masculine and feminine, and the singular shall include the plural.

10.6. **Binding Effect**. Except as herein otherwise provided to the contrary, this Agreement shall be binding upon and inure to the benefit of the Member, its distributees, heirs, legal representatives, executors, administrators, successors, and assigns.

10.7. **Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and shall be binding upon the Member and Managers who executed the same, but all of such counterparts shall constitute the same Agreement.

Remainder of Page Intentionally Left Blank.
Signature Pages to Follow.

IN WITNESS WHEREOF, the undersigned, being the Manager, has caused this Agreement to be duly adopted by the Company as of the Effective Date.

Signed by:

James H. Lee

807BDE3212B3487...

JAMES H. LEE

The undersigned, being the sole Member, does hereby ratify, confirm, and approve the adoption of this Agreement as the company agreement of the Company, and does hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement as of the Effective Date.

TXSE GROUP INC.,
a Texas corporation

Signed by:

By: James H. Lee

807BDE3212B3487...

Name: James H. Lee
Title: Chief Executive Officer

COMPANY AGREEMENT

OF

TXSE EXECUTION SERVICES LLC

(A Texas Limited Liability Company)

EXHIBIT A

1.	Name of Company:	TXSE Execution Services LLC
2.	Address of Company:	4550 Travis Street Suite 650 Dallas, Texas 75205
3.	Telephone Number of Company:	(214) 814-1196
5.	Electronic Address of Company:	james.lee@txsegroup.com
6.	Registered Agent and Registered Office:	Capitol Corporate Services, Inc. 1501 S. MoPac Expy. Suite 220 Austin, TX 78746
7.	Managers:	
	a. Name of Manager:	James H. Lee
	Address:	4550 Travis Street Suite 650 Dallas, Texas 75205
	Telephone Number:	(214) 814-1196
	Electronic Address:	james.lee@txsegroup.com

8.	Name of Member:	TXSE Group Inc.
	Address:	4550 Travis Street Suite 650 Dallas, Texas 75205
	Telephone Number:	(214) 814-1196
	Electronic Address:	james.lee@txsegroup.com
	Capital Contribution:	$10.00
	Date Became Member:	June 8, 2024

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF "TEXAS BUSINESS MUSEUM LLC", FILED IN THIS OFFICE ON THE FIFTH DAY OF MAY, A.D. 2026, AT 8:09 O`CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF CONVERSION IS THE SIXTH DAY OF MAY, A.D. 2026 AT 11:59 O'CLOCK P.M.

Charuni Patibanda-Sanchez, Secretary of State

4077833 8100
SR# 20262251423

Authentication: 203835358
Date: 05-05-26

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A DELAWARE LIMITED LIABILITY COMPANY
TO A NON-DELAWARE ENTITY
PURSUANT TO SECTION 18-216 OF
THE DELAWARE LIMITED LIABILITY COMPANY ACT

1. The name of the Delaware limited liability company is "**Texas Business Museum LLC**".

2. The date of filing of the limited liability company's original Certificate of Formation with the Delaware Secretary of State was October 15, 2024.

3. The jurisdiction to which the limited liability company shall convert is Texas and the name under which the entity shall be known is "Texas Business Museum LLC".

4. The conversion has been approved in accordance with Section 18-216 of the Delaware Limited Liability Company Act.

5. The limited liability company agrees that it may be served with process in the State of Delaware in any action, suit or proceeding for enforcement of any obligation of the limited liability company arising while it was a limited liability company of the State of Delaware, as well as for enforcement of any obligation of such other entity arising from the conversion, and irrevocably appoints the Delaware Secretary of State as its agent to accept service of process in any such action, suit or proceeding.

6. The address to which a copy of the process shall be mailed by the Delaware Secretary of State is 4550 Travis Street, Suite 650, Dallas, Texas 75205.

7. This Certificate becomes effective at a later date, which is not more than one hundred and eighty days after the date of its filing. The delayed effective date is 11:59 p.m. Eastern Time on May 6, 2026.

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:09 AM 05/05/2026
FILED 08:09 AM 05/05/2026
SR 20262251423 - File Number 4077833

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 4th day of May, A.D. 2026.

By: Signed by: James H. Lee
607BDE3212B3487...

James H. Lee,
Chief Executive Officer

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

May 05, 2026

Capitol Services, Inc.
PO Box 1831
Austin, TX 78767 USA

RE: Texas Business Museum LLC
File Number: 806584280

It has been our pleasure to approve and place on record the filing instrument effecting a conversion. The appropriate evidence is attached for your files. Payment of the filing fee is acknowledged by this letter.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF CONVERSION

The undersigned, as Secretary of State of Texas, hereby certifies that a filing instrument for

Texas Business Museum LLC
File Number: 805748548

Converting it to

Texas Business Museum LLC
File Number: 806584280

has been received in this office and has been found to conform to law. ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing the acceptance and filing of the conversion on the date shown below.

Dated: 05/05/2026

Effective: 05/06/2026 10:59 pm

Jane Nelson
Secretary of State

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Texas Business Museum LLC
File Number: 806584280

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 05/05/2026

Effective: 05/06/2026 10:59 pm

Jane Nelson
Secretary of State

Form 647
(Revised 12/23)

Return in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512-463-5555
FAX: 512-463-5709

Filing Fee: See instructions

Certificate of Conversion of a Foreign Entity Converting to a Texas Filing Entity

This space reserved for office use.

FILED
In the Office of the
Secretary of State of Texas
MAY 05 2026
Corporations Section

Converting Entity Information

The name of the converting entity is: Texas Business Museum LLC

The jurisdiction of formation of the converting entity is: Delaware

The converting entity is a: (Select the appropriate entity type from the list shown below.)

- ☐ For-Profit Corporation
- ☐ Nonprofit Corporation
- ☐ Professional Corporation
- ☐ Professional Association
- ☐ Other: ____________ *Specify type of entity.*
- ☑ Limited Liability Company
- ☐ Professional Limited Liability Company
- ☐ Limited Partnership
- ☐ Cooperative Association
- ☐ General Partnership

The date of formation of the converting entity is: October 15, 2024

The file number, if any, issued to the converting entity is: 805748548

Converted Entity Information

The foreign entity named above is converting to a filing entity formed under the Texas Business Organizations Code. The name of the converted entity is:
Texas Business Museum LLC
(Name of entity after the conversion must include an organizational identifier for the entity type selected below.)

The converted entity will be formed under the laws of Texas.

The converted entity is a: (Select the appropriate entity type from the list shown below.)

- ☐ For-Profit Corporation
- ☐ Nonprofit Corporation
- ☐ Professional Corporation
- ☐ Professional Association
- ☑ Limited Liability Company
- ☐ Professional Limited Liability Company
- ☐ Limited Partnership
- ☐ Cooperative Association

Plan of Conversion *or* Alternative Statements

☐ The plan of conversion is attached.

If the plan of conversion is not attached, the following statements must be completed.

☑ In lieu of attaching the plan of conversion, the converting entity certifies to the following statements by providing an address in Items 1 and 2.

1. A signed plan of conversion is on file at the principal place of business of the converting entity. The address of the principal place of business of the converting entity is:

Street or Mailing Address	City	State	Country	Zip Code
4550 Travis Street, Suite 650	**Dallas**	**TX**	**USA**	**75205**

2. A signed plan of conversion will be on file after the conversion at the principal place of business of the converted entity. The address of the principal place of business of the converted entity is:

Street or Mailing Address	City	State	Country	Zip Code
4550 Travis Street, Suite 650	**Dallas**	**TX**	**USA**	**75205**

A copy of the plan of conversion will be furnished on written request without cost by the converting entity before the conversion or by the converted entity after the conversion to any owner or member of the converting entity or converted entity.

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

Certificate of Formation for the Converted Entity

☑ The certificate of formation for the converted Texas filing entity is attached to this certificate of conversion as an attachment or exhibit to either (i) the plan of conversion or (ii) this certificate if the plan has not been attached to the certificate of conversion. The certificate of formation includes a statement that the converted entity is formed under a plan of conversion and the name, address, date of formation, prior form of organization, and jurisdiction of formation of the converting entity.

Approval of the Plan of Conversion

The plan of conversion has been approved as required by the laws of the jurisdiction of formation and the governing documents of the converting entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☐ This document becomes effective when the document is accepted and filed by the secretary of state.

B. ☑ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: 10:59 p.m. Central Time on May 6, 2026.

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: ______

The following event or fact will cause the document to take effect in the manner described below:

Tax Certification

☐ Attached hereto is a certificate from the Texas Comptroller of Public Accounts that certifies the converting entity is in good standing for purposes of conversion.

OR

☑ In lieu of providing the tax certificate, the converted entity is liable for the payment of any required franchise taxes.

Execution

The undersigned signs the document subject to the penalties imposed by law for submission of a materially false or fraudulent instrument. The undersigned certifies that the statements contained herein are true and correct, and that the person signing is authorized under the provisions of the Texas Business Organizations Code, or other law applicable to and governing the converting entity, to execute the filing instrument.

Date: May 4, 2026

By: Texas Business Museum LLC
Name of converting entity (see instructions)

Signed by:
James H. Lee
Signature and title of authorized person (see instructions)

James H. Lee
Printed or typed name of authorized person

Form 205
(Revised 12/21)

Submit in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555

Filing Fee: $300

Certificate of Formation
Limited Liability Company

This space reserved for office use.

FILED
In the Office of the
Secretary of State of Texas
MAY 05 2026
Corporations Section

Article 1 – Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

Texas Business Museum LLC

The name must contain the words "limited liability company," "limited company," or an abbreviation of one of these phrases.

Article 2 – Registered Agent and Registered Office

(See instructions. Select and complete either A or B and complete C.)

☑ A. The initial registered agent is an organization (cannot be entity named above) by the name of:

Capitol Corporate Services, Inc.

OR

☐ B. The initial registered agent is an individual resident of the state whose name is set forth below:

First Name	M.I.	Last Name	Suffix

C. The business address of the registered agent and the registered office address is:

Street Address	City	State	Zip Code
1501 S. MoPac Expy., Suite 220	Austin	TX	78746

Article 3—Governing Authority

(Select and complete either A or B and provide the name and address of each initial governing person.)

☑ A. The limited liability company initially has managers. The name and address of each initial manager are set forth below.

☐ B. The limited liability company does not initially have managers. The name and address of each initial member are set forth below.

INITIAL GOVERNING PERSON 1

NAME (Enter the name of either an individual or an organization, but not both.)

IF INDIVIDUAL

First Name	M.I.	Last Name	Suffix
James	H.	Lee	

OR

IF ORGANIZATION

Organization Name:

ADDRESS

Street or Mailing Address	City	State	Country	Zip Code
4550 Travis Street, Suite 650	Dallas	TX	USA	75205

INITIAL GOVERNING PERSON 2			
NAME (Enter the name of either an individual or an organization, but not both.)			
IF INDIVIDUAL			
First Name	*M.I.*	*Last Name*	*Suffix*
OR			
IF ORGANIZATION			
Organization Name			
ADDRESS			
Street or Mailing Address	*City*	*State* *Country*	*Zip Code*

INITIAL GOVERNING PERSON 3			
NAME (Enter the name of either an individual or an organization, but not both.)			
IF INDIVIDUAL			
First Name	*M.I.*	*Last Name*	*Suffix*
OR			
IF ORGANIZATION			
Organization Name			
ADDRESS			
Street or Mailing Address	*City*	*State* *Country*	*Zip Code*

Article 4 – Purpose

The purpose for which the company is formed is for the transaction of any and all lawful purposes for which a limited liability company may be organized under the Texas Business Organizations Code.

Initial Mailing Address

(Provide the mailing address to which state franchise tax correspondence should be sent.)

4550 Travis Street, Suite 650	Dallas	TX	75205	USA
Mailing Address	*City*	*State*	*Zip Code*	*Country*

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

The filing entity is being formed pursuant to a plan of conversion. The name of the converting entity was Texas Business Museum LLC. The address of the converting entity was 4550 Travis Street, Suite 650, Dallas, Texas 75205. The converting entity was formed as a Delaware limited liability company on October 15, 2024.

Organizer

The name and address of the organizer:

James H. Lee
Name

4550 Travis Street, Suite 650	Dallas	TX	75205
Street or Mailing Address	*City*	*State*	*Zip Code*

Effectiveness of Filing (Select either A, B, or C.)

A. ☐ This document becomes effective when the document is filed by the secretary of state.

B. ☑ This document becomes effective at a later date, or a later date and time, not more than 90 days from the date of signing. The later effective date, or date and time is: 10:59 p.m. Central Time on May 6, 2026.

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: ______

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned also affirms that, to the best knowledge of the undersigned, the name provided as the name of the filing entity does not falsely imply an affiliation with a governmental entity. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: May 4, 2026

Signed by:
James H. Lee
007BDE321230407...
Signature of organizer

James H. Lee
Printed or typed name of organizer

Form 401-A
(Revised 12/09)

Acceptance of Appointment and Consent to Serve as Registered Agent §5.201(b) Business Organizations Code

The following form may be used when the person designated as registered agent in a registered agent filing is an individual.

Acceptance of Appointment and Consent to Serve as Registered Agent

I acknowledge, accept and consent to my designation or appointment as registered agent in Texas for

Name of represented entity

I am a resident of the state and understand that it will be my responsibility to receive any process, notice, or demand that is served on me as the registered agent of the represented entity; to forward such to the represented entity; and to immediately notify the represented entity and submit a statement of resignation to the Secretary of State if I resign.

x:

Signature of registered agent *Printed name of registered agent* *Date (mm/dd/yyyy)*

The following form may be used when the person designated as registered agent in a registered agent filing is an organization.

Acceptance of Appointment and Consent to Serve as Registered Agent

I am authorized to act on behalf of Capitol Corporate Services, Inc.

Name of organization designated as registered agent

The organization is registered or otherwise authorized to do business in Texas. The organization acknowledges, accepts and consents to its appointment or designation as registered agent in Texas for:

Texas Business Museum LLC

Name of represented entity

The organization takes responsibility to receive any process, notice, or demand that is served on the organization as the registered agent of the represented entity; to forward such to the represented entity; and to immediately notify the represented entity and submit a statement of resignation to the Secretary of State if the organization resigns.

x: Geneva Harrison — Geneva Harrison, Asst. Sec. on behalf of Capitol Corporate Services, Inc. — 05/05/2026

Signature of person authorized to act on behalf of organization *Printed name of authorized person* *Date (mm/dd/yyyy)*

COMPANY AGREEMENT

OF

TEXAS BUSINESS MUSEUM LLC

(A Texas Limited Liability Company)

THE MEMBERSHIP INTEREST REFERENCED HEREIN HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. WITHOUT REGISTRATION, THIS SECURITY MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED AT ANY TIME WHATSOEVER, EXCEPT ON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGERS OF THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR THE TRANSFER, OR THE SUBMISSION TO THE MANAGERS OF THE COMPANY OF OTHER EVIDENCE SATISFACTORY TO THE MANAGERS TO THE EFFECT THAT ANY TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR ANY RULE OR REGULATIONS PROMULGATED THEREUNDER.

COMPANY AGREEMENT

OF

TEXAS BUSINESS MUSEUM LLC

(A Texas Limited Liability Company)

TABLE OF CONTENTS

COMPANY AGREEMENT

OF

TEXAS BUSINESS MUSEUM LLC

(A Texas Limited Liability Company)

THIS COMPANY AGREEMENT, dated the 6th day of May, 2026 (the "***Effective Date***"), is hereby duly adopted as the company agreement of Texas Business Museum LLC, a Texas limited liability company, by the Managers, and is hereby ratified, confirmed and approved as such by the sole Member.

ARTICLE 1

DEFINITIONS

1.1. **Definitions**. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"***Agreement***" means this Company Agreement of the Company, as originally adopted and as amended from time to time.

"***Business Day***" means a day other than a Saturday, Sunday, or other day that is a nationally recognized holiday.

"***Capital Contribution***" means any contribution to the capital of the Company in cash or property by the Member whenever made.

"***Certificate***" means the Certificate of Formation of the Company, as the same may be amended and/or restated from time to time.

"***Code***" means the Internal Revenue Code of 1986, as amended.

"***Company***" means Texas Business Museum LLC, a Texas limited liability company.

"***Fiscal Year***" means the Company's fiscal year, which shall be the calendar year.

"***Majority***" means, with respect to any referenced group of Managers, a combination of any of such Managers constituting more than fifty percent (50%) of the number of Managers of such referenced group who are then elected and qualified.

"***Manager***" means each Person designated as a Manager on Exhibit A, or any other Person or Persons that succeed such Person or Persons in that capacity or are elected to act as additional Managers of the Company as provided herein.

"***Member***" means TXSE Group Inc.

"***Membership Interest***" means the entire equity interest of the Member in the Company and all rights and liabilities associated therewith including, without limitation, rights to distributions (liquidating or otherwise) and allocations.

"***Person***" means a natural person or any corporation, limited liability company, partnership, limited partnership, joint venture, trust, estate, governmental entity, or other entity.

"***TBOC***" means the Texas Limited Liability Company Law, Title 3 of the Texas Business Organizations Code, as the same may be amended from time to time.

1.2. **Other Definitional Provisions**. All terms used in this Agreement that are not defined in this Article 1 have the meanings contained elsewhere in this Agreement.

ARTICLE 2

FORMATION

2.1. **Name and Formation**. The name of the Company is "Texas Business Museum LLC." All business of the Company must be conducted in that name or in one or more other names that comply with applicable law and that are selected by the Member from time to time. The Company was formed as a limited liability company upon the issuance of the Certificate of Formation to the Company from the Secretary of State of the State of Texas pursuant to the TBOC.

2.2. **Principal Place of Business**. The principal office and place of business of the Company are set forth on Exhibit A. The Company may locate its place of business and principal office at any other place or places as the Managers may from time to time deem necessary or advisable.

2.3. **Registered Office and Agent**. The registered office and registered agent of the Company shall be the registered office and registered agent named in the Certificate and set forth on Exhibit A. The Company may change the registered office and registered agent as the Managers may from time to time deem necessary or advisable.

2.4. **Duration**. The period of duration of the Company is perpetual from the date its Certificate was filed with the Secretary of State of Texas, unless the Company is earlier dissolved in accordance with either the provisions of this Agreement or the TBOC.

2.5. **Purposes and Powers**. The purpose for which the Company is organized is to transact any or all lawful business for which limited liability companies may be organized under the TBOC. The Company shall have any and all powers that are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the TBOC. The Company shall carry out the foregoing activities pursuant to the arrangements set forth in the Certificate of the Company and this Agreement.

2.6. **Foreign Qualification**. The Managers shall cause the Company to comply, to the extent legally possible, with all requirements necessary to qualify the Company as a foreign limited liability company in each jurisdiction in which the Company conducts business. To the extent required by law or as the Managers determine is otherwise advisable, the Managers shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all jurisdictions in which the Company conducts business.

ARTICLE 3

RIGHTS AND DUTIES OF MANAGERS

3.1. **Management**. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under, its designated Manager or Managers. In addition to the powers and authorities expressly conferred by this Agreement upon the Managers, the Managers may exercise all such powers of the Company and do all such lawful acts and things as are not directed or required to be exercised or done by the Member by the TBOC or this Agreement, including, but not limited to, contracting for or incurring debts, liabilities, and other obligations on behalf of the Company.

3.2. **Number and Qualifications**. The number of Managers shall not be less than one (1) nor more than nine (9), as may be determined by the Member from time to time, but no decrease in the number of Managers shall have the effect of shortening the term of any incumbent Manager. Managers need not be residents of the State of Texas. The Managers in their discretion may elect a chairman of the Managers who shall preside at meetings of the Managers.

3.3. **Election**. At the first annual meeting of the Member and at each annual meeting thereafter, the Member shall elect one or more Managers to hold office until the next succeeding annual meeting. Unless removed in accordance with this Agreement, each Manager shall hold office for the term for which such Person is elected and until such Person's successor shall be elected and qualified.

3.4. **Vacancy**. Any vacancy occurring for any reason in the number of Managers shall be filled by the Member. A Manager elected to fill a vacancy shall be elected for the unexpired term of the predecessor in office.

3.5. **Removal**. At a meeting called expressly for such purpose, all or any lesser number of Managers may be removed at any time, with or without cause, by the Member.

3.6. **Place of Meetings**. All meetings of the Managers may be held either within or without the State of Texas.

3.7. **Annual Meetings**. The annual meeting of Managers shall be held, without further notice, immediately following the annual meeting of the Member, and at the same place, or at such other time and place as shall be fixed with the consent in writing of all the Managers.

3.8. **Regular Meetings**. Regular meetings of the Managers may be held without notice at such time and place either within or without the State of Texas as shall from time to time be determined by the Managers.

3.9. **Special Meetings**. Special meetings of the Managers may be called by any Manager on three (3) Business Days' notice to each Manager, either personally or by mail, telephone, or facsimile.

3.10. **Quorum**. At all meetings of the Managers, the presence of a Majority of the Managers shall be necessary and sufficient to constitute a quorum for the transaction of business unless a greater number is required by law. At a meeting at which a quorum is present, the act of a Majority of the Managers shall be the act of the Managers, except as otherwise provided by law or this Agreement. If a quorum shall not be present at any meeting of the Managers, the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.11. **Attendance and Waiver of Notice**. Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Managers need be specified in the notice or waiver of notice of such meeting.

3.12. **Compensation**. Managers, as such, shall not receive any stated salary for their services, but shall receive such compensation for their services as may be from time to time agreed upon by the Member. In addition, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Managers, provided that nothing contained in this Agreement shall be construed to preclude any Manager from serving the Company in any other capacity and receiving compensation for such service.

3.13. **Officers**. The Managers may, from time to time, designate one or more Persons to be officers of the Company. No officer need be a Member or a Manager. Any officers so designated shall have such authority and perform such duties as the Managers may, from time to time, delegate to them. The Managers may assign titles to particular officers, including, without limitation, president, vice president, secretary, assistant secretary, treasurer, and assistant treasurer. Each officer shall hold office until such Person's successor shall be duly designated and shall qualify or until such Person's death or until such Person shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Managers. Any officer may be removed as such, either with or without cause, by the Managers whenever in the Managers' judgment the best interests of the Company will be served thereby. Any vacancy occurring in any office of the Company (other than Manager) may be filled by the Managers.

3.14. **Indemnification**. The Managers and officers shall be indemnified and held harmless by the Company, but only to the extent that the Company's assets are sufficient therefor, from and against all claims, liabilities, and expenses arising out of any management of Company affairs, but excluding those caused by the gross negligence or willful misconduct of the Manager or officer, as the case may be, subject to all limitations and requirements imposed by the TBOC. The Company may advance expenses to the Managers or officers to defend any claim for which the Managers or officers shall be indemnified and held harmless by the Company. These indemnification rights are in addition to any rights that the Managers or officers may have against third parties. THE FOREGOING INDEMNIFICATION SPECIFICALLY INCLUDES THOSE CLAIMS THAT ARISE OUT OF THE INDEMNIFIED PARTY'S SOLE, JOINT, OR CONTRIBUTORY NEGLIGENCE, BUT SPECIFICALLY EXCLUDES THOSE CLAIMS THAT ARISE OUT OF THE INDEMNIFIED PARTY'S WILLFUL MISCONDUCT, FRAUD, OR GROSS NEGLIGENCE. THE INDEMNIFIED PARTY WOULD NOT HAVE ENTERED THIS AGREEMENT IF NOT FOR THIS INDEMNIFICATION.

3.15. **Actions Without a Meeting and Telephone Meetings**. Notwithstanding any provision contained in this Article 3, all actions of the Managers provided for herein may be taken by written consent without a meeting, or any meeting thereof may be held by means of a conference telephone. Any such action that may be taken by the Managers without a meeting shall be effective only if the written consent or consents are in writing, set forth the action so taken, and are signed by the number of Managers constituting not less than the minimum amount of Managers that would be necessary to take such action at a meeting at which the Managers entitled to vote on the action were present and voted.

ARTICLE 4

RIGHTS AND DUTIES OF THE MEMBER

4.1. **Place of Meetings**. All meetings of the Member shall be held at the principal office of the Company or at such other place within or without the State of Texas as may be determined by the Member and set forth in the respective notice or waivers of notice of such meeting.

4.2. **Annual and Special Meetings**. The annual and special meetings of the Member for the election of Managers and the transaction of such other business as may properly come before the meeting shall be held at such time and date as shall be designated by the Member from time to time.

4.3. **Actions Without a Meeting**. Notwithstanding any provision contained in this Article 4, all actions of the Member provided for herein may be taken by written consent without a meeting. Any such action that may be taken by the Member without a meeting shall be effective only if the consent is in writing, sets forth the action so taken, and is signed by the Member.

4.4. **Number**. There shall be only one (1) Member of the Company, that being TXSE Group Inc., its successor or assignee.

ARTICLE 5

CAPITALIZATION

5.1. **Capital Contributions**.

(a) The Member has contributed cash or property to the Company in the amount set forth as the Capital Contribution of such Member on the books and records of the Company. Such cash or property shall be the Capital Contribution of the Member and, in connection with such contribution, the Member shall receive its Membership Interest.

(b) If at any time the Member determines that the Company has insufficient funds to carry out the purposes of the Company, the Member may make additional Capital Contributions.

(c) The Member shall not be paid interest on any Capital Contribution.

5.2. **Withdrawal or Reduction of Capital Contributions**.

(a) The Member shall not receive out of the Company's property any part of its Capital Contribution until all liabilities of the Company have been paid or there remains property of the Company sufficient to pay such liabilities.

(b) Except as may be otherwise specifically provided in this Agreement, the Member shall have the right to withdraw all or any part of its Capital Contribution.

5.3. **Liability of the Member**. The Member shall not be liable for the debts, liabilities, or obligations of the Company beyond its Capital Contributions. The Member shall not be required to contribute to the capital of, or to loan any funds to, the Company.

ARTICLE 6

DISTRIBUTIONS

6.1. **Distributions**. Subject to Section 6.2, the Company shall make all distributions at such times as determined by the Member.

6.2. **Limitation Upon Distribution**. No distribution shall be declared and paid unless, if after the distribution is made, the value of assets of the Company would exceed the liabilities of the Company, except liabilities to the Member on account of its Capital Contributions.

ARTICLE 7

BOOKS AND ACCOUNTS

7.1. **Records and Reports**. At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company.

7.2. **Returns and Other Elections**. The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Member as soon as practicable after the end of each Fiscal Year. All elections permitted to be made by the Company under federal or state laws shall be made by the Managers with the consent of the Member.

ARTICLE 8

DISSOLUTION AND TERMINATION

8.1. **Dissolution**.

(a) The Company shall be dissolved upon the first of the following to occur:

(i) Upon the election to dissolve the Company by the Member;

(ii) Upon the death, retirement, resignation, expulsion, bankruptcy, legal incapacity, or dissolution of the Member, or the occurrence of any other event that terminates the continued membership of the Member; or

(iii) The entry of a decree of judicial dissolution under the TBOC.

(b) Upon dissolution of the Company, the business and affairs of the Company shall terminate, and the assets of the Company shall be liquidated under this Article 8.

(c) Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a winding up of the Company's business and affairs, and the assets of the Company have been distributed as provided in Section 8.2.

(d) Upon dissolution of the Company, the Managers may cause any part or all of the assets of the Company to be sold in such manner as the Managers shall determine in an effort to obtain

the best prices for such assets; *provided, however,* the Managers may distribute assets of the Company in kind to the Member to the extent practicable.

8.2. **Distribution of Assets Upon Dissolution**. In settling accounts after dissolution, the assets of the Company shall be paid in the following order:

(a) First, to creditors, in the order of priority as provided by applicable law, except those to the Member on account of its Capital Contributions; and

(b) Second, any remainder shall be distributed to the Member.

8.3. **Certificate of Cancellation**. When all liabilities and obligations of the Company have been paid or discharged, or adequate provision has been made therefor, and all of the remaining property and assets of the Company have been distributed to the Member according to its respective rights and interests, the Certificate of Cancellation shall be executed on behalf of the Company by the Managers or the Member and shall be filed with the Secretary of State of the State of Texas, and the Managers and the Member shall execute, acknowledge, and file any and all other instruments necessary or appropriate to reflect the dissolution and termination of the Company.

ARTICLE 9

TRANSFERS OF MEMBERSHIP INTERESTS

The Member may sell, assign, or otherwise transfer all or any portion of its Membership Interest at any time to any Person as long as such transfer would not result in a violation of applicable law, including U.S. federal or state securities law.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1. **Notices**.

(a) Any notice, notification, demand, or request provided or permitted to be given under this Agreement must be in writing and shall have been deemed to have been properly given, unless explicitly stated otherwise, if sent by (i) FedEx or other comparable overnight courier, (ii) registered or certified mail, postage prepaid, return receipt requested, (iii) facsimile transmission during normal business hours to the place of business of the recipient, or (iv) electronic transmission during normal business hours to the electronic address of the recipient.

(b) For purposes of all notices, the addresses and facsimile numbers of the Managers and the Member are set forth on <u>Exhibit A</u>.

(c) All notices, notifications, demands, or requests so given shall be deemed given and received (i) if sent via FedEx or other comparable overnight courier, the next Business Day after being deposited with such carrier; (ii) if mailed, five (5) Business Days after being deposited in the mail; (iii) if sent via facsimile transmission, the next Business Day after being so transmitted.

10.2. **Application of Texas Law**. This Agreement and the application or interpretation hereof, shall be governed exclusively by the laws of the State of Texas, and specifically the TBOC.

10.3. **Headings and Sections**. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof. Unless the context requires otherwise, all references in this Agreement to Sections or Articles shall be deemed to mean and refer to Sections or Articles of this Agreement.

10.4. **Amendments**.

(a) This Agreement may be amended, supplemented, or restated only upon the written consent of the Member.

(b) Upon obtaining the approval of any amendment to the Certificate, the Managers shall cause a Certificate of Amendment in accordance with the TBOC to be prepared, and such Certificate of Amendment shall be executed by at least one (1) Manager and shall be filed in accordance with the TBOC.

10.5. **Number and Gender**. Where the context so indicates, the masculine shall include the feminine, the neuter shall include the masculine and feminine, and the singular shall include the plural.

10.6. **Binding Effect**. Except as herein otherwise provided to the contrary, this Agreement shall be binding upon and inure to the benefit of the Member, its distributees, heirs, legal representatives, executors, administrators, successors, and assigns.

10.7. **Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and shall be binding upon the Member and Managers who executed the same, but all of such counterparts shall constitute the same Agreement.

Remainder of Page Intentionally Left Blank.
Signature Pages to Follow.

IN WITNESS WHEREOF, the undersigned, being the Manager, has caused this Agreement to be duly adopted by the Company as of the Effective Date.

Signed by:

James H. Lee

807BDE3212B3487...

JAMES H. LEE

The undersigned, being the sole Member, does hereby ratify, confirm, and approve the adoption of this Agreement as the company agreement of the Company, and does hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement as of the Effective Date.

TXSE GROUP INC.,
a Texas corporation

Signed by:

By: James H. Lee
807BDE3212B3487...

Name: James H. Lee
Title: Chief Executive Officer

COMPANY AGREEMENT

OF

TEXAS BUSINESS MUSEUM LLC

(A Texas Limited Liability Company)

EXHIBIT A

1.	Name of Company:		Texas Business Museum LLC
2.	Address of Company:		4550 Travis Street Suite 650 Dallas, Texas 75205
3.	Telephone Number of Company:		(214) 814-1196
5.	Electronic Address of Company:		james.lee@txsegroup.com
6.	Registered Agent and Registered Office:		Capitol Corporate Services, Inc. 1501 S. MoPac Expy. Suite 220 Austin, TX 78746
7.	Managers:		
	a.	Name of Manager:	James H. Lee
		Address:	4550 Travis Street Suite 650 Dallas, Texas 75205
		Telephone Number:	(214) 814-1196
		Electronic Address:	james.lee@txsegroup.com

8. Name of Member: TXSE Group Inc.

Address: 4550 Travis Street
Suite 650
Dallas, Texas 75205

Telephone Number: (214) 814-1196

Electronic Address: james.lee@txsegroup.com

Capital Contribution: $10.00

Date Became Member: October 15, 2024

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF "TEXAS SECURITIES EXCHANGE LLC", FILED IN THIS OFFICE ON THE FIFTH DAY OF MAY, A.D. 2026, AT 8:16 O`CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF CONVERSION IS THE SIXTH DAY OF MAY, A.D. 2026 AT 11:59 O'CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

3340451 8100
SR# 20262251629

Authentication: 203835578
Date: 05-05-26

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A DELAWARE LIMITED LIABILITY COMPANY
TO A NON-DELAWARE ENTITY
PURSUANT TO SECTION 18-216 OF
THE DELAWARE LIMITED LIABILITY COMPANY ACT

1. The name of the Delaware limited liability company is "**Texas Securities Exchange LLC**".

2. The date of filing of the limited liability company's original Certificate of Formation with the Delaware Secretary of State was June 14, 2024.

3. The jurisdiction to which the limited liability company shall convert is Texas and the name under which the entity shall be known is "Texas Securities Exchange LLC".

4. The conversion has been approved in accordance with Section 18-216 of the Delaware Limited Liability Company Act.

5. The limited liability company agrees that it may be served with process in the State of Delaware in any action, suit or proceeding for enforcement of any obligation of the limited liability company arising while it was a limited liability company of the State of Delaware, as well as for enforcement of any obligation of such other entity arising from the conversion, and irrevocably appoints the Delaware Secretary of State as its agent to accept service of process in any such action, suit or proceeding.

6. The address to which a copy of the process shall be mailed by the Delaware Secretary of State is 4550 Travis Street, Suite 650, Dallas, Texas 75205.

7. This Certificate becomes effective at a later date, which is not more than one hundred and eighty days after the date of its filing. The delayed effective date is 11:59 p.m. Eastern Time on May 6, 2026.

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:16 AM 05/05/2026
FILED 08:16 AM 05/05/2026
SR 20262251629 - File Number 3340451

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 4th day of May, A.D. 2026.

By: Signed by: James H. Lee
607BDE3212B3487...

James H. Lee,
Chief Executive Officer

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

May 05, 2026

Capitol Services, Inc.
PO Box 1831
Austin, TX 78767 USA

RE: Texas Securities Exchange LLC
File Number: 806584207

It has been our pleasure to approve and place on record the filing instrument effecting a conversion. The appropriate evidence is attached for your files. Payment of the filing fee is acknowledged by this letter.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF CONVERSION

The undersigned, as Secretary of State of Texas, hereby certifies that a filing instrument for

Texas Securities Exchange LLC
File Number: 805592218

Converting it to

Texas Securities Exchange LLC
File Number: 806584207

has been received in this office and has been found to conform to law. ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing the acceptance and filing of the conversion on the date shown below.

Dated: 05/05/2026

Effective: 05/06/2026 10:59 pm

Jane Nelson
Secretary of State

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Texas Securities Exchange LLC
File Number: 806584207

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 05/05/2026

Effective: 05/06/2026 10:59 pm

Jane Nelson
Secretary of State

Form 647
(Revised 12/23)

Return in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512-463-5555
FAX: 512-463-5709

Filing Fee: See instructions

Certificate of Conversion of a Foreign Entity Converting to a Texas Filing Entity

This space reserved for office use.

FILED
In the Office of the
Secretary of State of Texas

MAY 05 2026

Corporations Section

Converting Entity Information

The name of the converting entity is: Texas Securities Exchange LLC

The jurisdiction of formation of the converting entity is: Delaware

The converting entity is a: (Select the appropriate entity type from the list shown below.)

- ☐ For-Profit Corporation
- ☐ Nonprofit Corporation
- ☐ Professional Corporation
- ☐ Professional Association
- ☐ Other: ______________________ *Specify type of entity.*
- ☑ Limited Liability Company
- ☐ Professional Limited Liability Company
- ☐ Limited Partnership
- ☐ Cooperative Association
- ☐ General Partnership

The date of formation of the converting entity is: June 14, 2024

The file number, if any, issued to the converting entity is: 805592218

Converted Entity Information

The foreign entity named above is converting to a filing entity formed under the Texas Business Organizations Code. The name of the converted entity is:

Texas Securities Exchange LLC

(Name of entity after the conversion must include an organizational identifier for the entity type selected below.)

The converted entity will be formed under the laws of Texas.

The converted entity is a: (Select the appropriate entity type from the list shown below.)

- ☐ For-Profit Corporation
- ☐ Nonprofit Corporation
- ☐ Professional Corporation
- ☐ Professional Association
- ☑ Limited Liability Company
- ☐ Professional Limited Liability Company
- ☐ Limited Partnership
- ☐ Cooperative Association

Plan of Conversion *or* Alternative Statements

☐ The plan of conversion is attached.

If the plan of conversion is not attached, the following statements must be completed.

☑ In lieu of attaching the plan of conversion, the converting entity certifies to the following statements by providing an address in Items 1 and 2.

1. A signed plan of conversion is on file at the principal place of business of the converting entity. The address of the principal place of business of the converting entity is:

Street or Mailing Address	City	State	Country	Zip Code
4550 Travis Street, Suite 650	**Dallas**	**TX**	**USA**	**75205**

2. A signed plan of conversion will be on file after the conversion at the principal place of business of the converted entity. The address of the principal place of business of the converted entity is:

Street or Mailing Address	City	State	Country	Zip Code
4550 Travis Street, Suite 650	**Dallas**	**TX**	**USA**	**75205**

A copy of the plan of conversion will be furnished on written request without cost by the converting entity before the conversion or by the converted entity after the conversion to any owner or member of the converting entity or converted entity.

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

Certificate of Formation for the Converted Entity

☑ The certificate of formation for the converted Texas filing entity is attached to this certificate of conversion as an attachment or exhibit to either (i) the plan of conversion or (ii) this certificate if the plan has not been attached to the certificate of conversion. The certificate of formation includes a statement that the converted entity is formed under a plan of conversion and the name, address, date of formation, prior form of organization, and jurisdiction of formation of the converting entity.

Approval of the Plan of Conversion

The plan of conversion has been approved as required by the laws of the jurisdiction of formation and the governing documents of the converting entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☐ This document becomes effective when the document is accepted and filed by the secretary of state.

B. ☑ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: 10:59 p.m. Central Time on May 6, 2026.

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: ______

The following event or fact will cause the document to take effect in the manner described below:

Tax Certification

☐ Attached hereto is a certificate from the Texas Comptroller of Public Accounts that certifies the converting entity is in good standing for purposes of conversion.

OR

☑ In lieu of providing the tax certificate, the converted entity is liable for the payment of any required franchise taxes.

Execution

The undersigned signs the document subject to the penalties imposed by law for submission of a materially false or fraudulent instrument. The undersigned certifies that the statements contained herein are true and correct, and that the person signing is authorized under the provisions of the Texas Business Organizations Code, or other law applicable to and governing the converting entity, to execute the filing instrument.

Date: May 4, 2026

By: Texas Securities Exchange LLC
Name of converting entity (see instructions)

Signed by:
James H. Lee
Signature and title of authorized person (see instructions)

James H. Lee
Printed or typed name of authorized person

Form 205 (Revised 12/21) Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 **Filing Fee: $300**	**Certificate of Formation Limited Liability Company**	This space reserved for office use. FILED In the Office of the Secretary of State of Texas MAY 05 2026 Corporations Section

Article 1 – Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

Texas Securities Exchange LLC

The name must contain the words "limited liability company," "limited company," or an abbreviation of one of these phrases.

Article 2 – Registered Agent and Registered Office

(See instructions. Select and complete either A or B and complete C.)

☑ A. The initial registered agent is an organization (cannot be entity named above) by the name of:

Capitol Corporate Services, Inc.

OR

☐ B. The initial registered agent is an individual resident of the state whose name is set forth below:

First Name	M.I.	Last Name	Suffix

C. The business address of the registered agent and the registered office address is:

Street Address	City	State	Zip Code
1501 S. MoPac Expy., Suite 220	Austin	TX	78746

Article 3—Governing Authority

(Select and complete either A or B and provide the name and address of each initial governing person.)

☑ A. The limited liability company initially has managers. The name and address of each initial manager are set forth below.

☐ B. The limited liability company does not initially have managers. The name and address of each initial member are set forth below.

INITIAL GOVERNING PERSON 1

NAME (Enter the name of either an individual or an organization, but not both.)

IF INDIVIDUAL

First Name	M.I.	Last Name	Suffix
James	H.	Lee	

OR

IF ORGANIZATION

Organization Name:

ADDRESS

Street or Mailing Address	City	State	Country	Zip Code
4550 Travis Street, Suite 650	Dallas	TX	USA	75205

INITIAL GOVERNING PERSON 2			
NAME (Enter the name of either an individual or an organization, but not both.) IF INDIVIDUAL			
First Name	*M.I.*	*Last Name*	*Suffix*
OR IF ORGANIZATION			
Organization Name			
ADDRESS			
Street or Mailing Address	*City*	*State* *Country*	*Zip Code*

INITIAL GOVERNING PERSON 3			
NAME (Enter the name of either an individual or an organization, but not both.) IF INDIVIDUAL			
First Name	*M.I.*	*Last Name*	*Suffix*
OR IF ORGANIZATION			
Organization Name			
ADDRESS			
Street or Mailing Address	*City*	*State* *Country*	*Zip Code*

Article 4 – Purpose

The purpose for which the company is formed is for the transaction of any and all lawful purposes for which a limited liability company may be organized under the Texas Business Organizations Code.

Initial Mailing Address

(Provide the mailing address to which state franchise tax correspondence should be sent.)

4550 Travis Street, Suite 650	Dallas	TX	75205	USA
Mailing Address	*City*	*State*	*Zip Code*	*Country*

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

The filing entity is being formed pursuant to a plan of conversion. The name of the converting entity was Texas Securities Exchange LLC. The address of the converting entity was 4550 Travis Street, Suite 650, Dallas, Texas 75205. The converting entity was formed as a Delaware limited liability company on June 14, 2024.

Organizer

The name and address of the organizer:

James H. Lee
Name

4550 Travis Street, Suite 650 | **Dallas** | **TX** | **75205**
Street or Mailing Address | *City* | *State* | *Zip Code*

Effectiveness of Filing (Select either A, B, or C.)

A. ☐ This document becomes effective when the document is filed by the secretary of state.

B. ☑ This document becomes effective at a later date, or a later date and time, not more than 90 days from the date of signing. The later effective date, or date and time is: **10:59 p.m. Central Time on May 6, 2026.**

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: __________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned also affirms that, to the best knowledge of the undersigned, the name provided as the name of the filing entity does not falsely imply an affiliation with a governmental entity. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: **May 4, 2026**

Signed by:
James H. Lee
887BDE321233487...
Signature of organizer

James H. Lee
Printed or typed name of organizer

Form 401-A
(Revised 12/09)

Acceptance of Appointment
and
Consent to Serve as Registered Agent
§5.201(b) Business Organizations Code

The following form may be used when the person designated as registered agent in a registered agent filing is an individual.

Acceptance of Appointment and Consent to Serve as Registered Agent

I acknowledge, accept and consent to my designation or appointment as registered agent in Texas for

Name of represented entity

I am a resident of the state and understand that it will be my responsibility to receive any process, notice, or demand that is served on me as the registered agent of the represented entity; to forward such to the represented entity; and to immediately notify the represented entity and submit a statement of resignation to the Secretary of State if I resign.

x: ____

Signature of registered agent — *Printed name of registered agent* — *Date (mm/dd/yyyy)*

The following form may be used when the person designated as registered agent in a registered agent filing is an organization.

Acceptance of Appointment and Consent to Serve as Registered Agent

I am authorized to act on behalf of Capitol Corporate Services, Inc.

Name of organization designated as registered agent

The organization is registered or otherwise authorized to do business in Texas. The organization acknowledges, accepts and consents to its appointment or designation as registered agent in Texas for:

Texas Securities Exchange LLC

Name of represented entity

The organization takes responsibility to receive any process, notice, or demand that is served on the organization as the registered agent of the represented entity; to forward such to the represented entity; and to immediately notify the represented entity and submit a statement of resignation to the Secretary of State if the organization resigns.

x: Geneva Harrison — Geneva Harrison, Asst. Sec. on behalf of Capitol Corporate Services, Inc. — 05/05/2026

Signature of person authorized to act on behalf of organization — *Printed name of authorized person* — *Date (mm/dd/yyyy)*

COMPANY AGREEMENT

OF

TEXAS SECURITIES EXCHANGE LLC

(A Texas Limited Liability Company)

THE MEMBERSHIP INTEREST REFERENCED HEREIN HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. WITHOUT REGISTRATION, THIS SECURITY MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED AT ANY TIME WHATSOEVER, EXCEPT ON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGERS OF THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR THE TRANSFER, OR THE SUBMISSION TO THE MANAGERS OF THE COMPANY OF OTHER EVIDENCE SATISFACTORY TO THE MANAGERS TO THE EFFECT THAT ANY TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR ANY RULE OR REGULATIONS PROMULGATED THEREUNDER.

COMPANY AGREEMENT

OF

TEXAS SECURITIES EXCHANGE LLC

(A Texas Limited Liability Company)

TABLE OF CONTENTS

COMPANY AGREEMENT

OF

TEXAS SECURITIES EXCHANGE LLC

(A Texas Limited Liability Company)

THIS COMPANY AGREEMENT, dated the 6th day of May, 2026 (the "***Effective Date***"), is hereby duly adopted as the company agreement of Texas Securities Exchange LLC, a Texas limited liability company, by the Managers, and is hereby ratified, confirmed and approved as such by the sole Member.

ARTICLE 1

DEFINITIONS

1.1. **Definitions**. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"***Agreement***" means this Company Agreement of the Company, as originally adopted and as amended from time to time.

"***Business Day***" means a day other than a Saturday, Sunday, or other day that is a nationally recognized holiday.

"***Capital Contribution***" means any contribution to the capital of the Company in cash or property by the Member whenever made.

"***Certificate***" means the Certificate of Formation of the Company, as the same may be amended and/or restated from time to time.

"***Code***" means the Internal Revenue Code of 1986, as amended.

"***Company***" means Texas Securities Exchange LLC, a Texas limited liability company.

"***Fiscal Year***" means the Company's fiscal year, which shall be the calendar year.

"***Majority***" means, with respect to any referenced group of Managers, a combination of any of such Managers constituting more than fifty percent (50%) of the number of Managers of such referenced group who are then elected and qualified.

"***Manager***" means each Person designated as a Manager on Exhibit A, or any other Person or Persons that succeed such Person or Persons in that capacity or are elected to act as additional Managers of the Company as provided herein.

"***Member***" means TXSE Group Inc.

"***Membership Interest***" means the entire equity interest of the Member in the Company and all rights and liabilities associated therewith including, without limitation, rights to distributions (liquidating or otherwise) and allocations.

"***Person***" means a natural person or any corporation, limited liability company, partnership, limited partnership, joint venture, trust, estate, governmental entity, or other entity.

"***TBOC***" means the Texas Limited Liability Company Law, Title 3 of the Texas Business Organizations Code, as the same may be amended from time to time.

1.2. **Other Definitional Provisions**. All terms used in this Agreement that are not defined in this Article 1 have the meanings contained elsewhere in this Agreement.

ARTICLE 2

FORMATION

2.1. **Name and Formation**. The name of the Company is "Texas Securities Exchange LLC." All business of the Company must be conducted in that name or in one or more other names that comply with applicable law and that are selected by the Member from time to time. The Company was formed as a limited liability company upon the issuance of the Certificate of Formation to the Company from the Secretary of State of the State of Texas pursuant to the TBOC.

2.2. **Principal Place of Business**. The principal office and place of business of the Company are set forth on Exhibit A. The Company may locate its place of business and principal office at any other place or places as the Managers may from time to time deem necessary or advisable.

2.3. **Registered Office and Agent**. The registered office and registered agent of the Company shall be the registered office and registered agent named in the Certificate and set forth on Exhibit A. The Company may change the registered office and registered agent as the Managers may from time to time deem necessary or advisable.

2.4. **Duration**. The period of duration of the Company is perpetual from the date its Certificate was filed with the Secretary of State of Texas, unless the Company is earlier dissolved in accordance with either the provisions of this Agreement or the TBOC.

2.5. **Purposes and Powers**. The purpose for which the Company is organized is to transact any or all lawful business for which limited liability companies may be organized under the TBOC. The Company shall have any and all powers that are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the TBOC. The Company shall carry out the foregoing activities pursuant to the arrangements set forth in the Certificate of the Company and this Agreement.

2.6. **Foreign Qualification**. The Managers shall cause the Company to comply, to the extent legally possible, with all requirements necessary to qualify the Company as a foreign limited liability company in each jurisdiction in which the Company conducts business. To the extent required by law or as the Managers determine is otherwise advisable, the Managers shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all jurisdictions in which the Company conducts business.

ARTICLE 3

RIGHTS AND DUTIES OF MANAGERS

3.1. **Management**. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under, its designated Manager or Managers. In addition to the powers and authorities expressly conferred by this Agreement upon the Managers, the Managers may exercise all such powers of the Company and do all such lawful acts and things as are not directed or required to be exercised or done by the Member by the TBOC or this Agreement, including, but not limited to, contracting for or incurring debts, liabilities, and other obligations on behalf of the Company.

3.2. **Number and Qualifications**. The number of Managers shall not be less than one (1) nor more than nine (9), as may be determined by the Member from time to time, but no decrease in the number of Managers shall have the effect of shortening the term of any incumbent Manager. Managers need not be residents of the State of Texas. The Managers in their discretion may elect a chairman of the Managers who shall preside at meetings of the Managers.

3.3. **Election**. At the first annual meeting of the Member and at each annual meeting thereafter, the Member shall elect one or more Managers to hold office until the next succeeding annual meeting. Unless removed in accordance with this Agreement, each Manager shall hold office for the term for which such Person is elected and until such Person's successor shall be elected and qualified.

3.4. **Vacancy**. Any vacancy occurring for any reason in the number of Managers shall be filled by the Member. A Manager elected to fill a vacancy shall be elected for the unexpired term of the predecessor in office.

3.5. **Removal**. At a meeting called expressly for such purpose, all or any lesser number of Managers may be removed at any time, with or without cause, by the Member.

3.6. **Place of Meetings**. All meetings of the Managers may be held either within or without the State of Texas.

3.7. **Annual Meetings**. The annual meeting of Managers shall be held, without further notice, immediately following the annual meeting of the Member, and at the same place, or at such other time and place as shall be fixed with the consent in writing of all the Managers.

3.8. **Regular Meetings**. Regular meetings of the Managers may be held without notice at such time and place either within or without the State of Texas as shall from time to time be determined by the Managers.

3.9. **Special Meetings**. Special meetings of the Managers may be called by any Manager on three (3) Business Days' notice to each Manager, either personally or by mail, telephone, or facsimile.

3.10. **Quorum**. At all meetings of the Managers, the presence of a Majority of the Managers shall be necessary and sufficient to constitute a quorum for the transaction of business unless a greater number is required by law. At a meeting at which a quorum is present, the act of a Majority of the Managers shall be the act of the Managers, except as otherwise provided by law or this Agreement. If a quorum shall not be present at any meeting of the Managers, the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.11. **Attendance and Waiver of Notice**. Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Managers need be specified in the notice or waiver of notice of such meeting.

3.12. **Compensation**. Managers, as such, shall not receive any stated salary for their services, but shall receive such compensation for their services as may be from time to time agreed upon by the Member. In addition, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Managers, provided that nothing contained in this Agreement shall be construed to preclude any Manager from serving the Company in any other capacity and receiving compensation for such service.

3.13. **Officers**. The Managers may, from time to time, designate one or more Persons to be officers of the Company. No officer need be a Member or a Manager. Any officers so designated shall have such authority and perform such duties as the Managers may, from time to time, delegate to them. The Managers may assign titles to particular officers, including, without limitation, president, vice president, secretary, assistant secretary, treasurer, and assistant treasurer. Each officer shall hold office until such Person's successor shall be duly designated and shall qualify or until such Person's death or until such Person shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Managers. Any officer may be removed as such, either with or without cause, by the Managers whenever in the Managers' judgment the best interests of the Company will be served thereby. Any vacancy occurring in any office of the Company (other than Manager) may be filled by the Managers.

3.14. **Indemnification**. The Managers and officers shall be indemnified and held harmless by the Company, but only to the extent that the Company's assets are sufficient therefor, from and against all claims, liabilities, and expenses arising out of any management of Company affairs, but excluding those caused by the gross negligence or willful misconduct of the Manager or officer, as the case may be, subject to all limitations and requirements imposed by the TBOC. The Company may advance expenses to the Managers or officers to defend any claim for which the Managers or officers shall be indemnified and held harmless by the Company. These indemnification rights are in addition to any rights that the Managers or officers may have against third parties. THE FOREGOING INDEMNIFICATION SPECIFICALLY INCLUDES THOSE CLAIMS THAT ARISE OUT OF THE INDEMNIFIED PARTY'S SOLE, JOINT, OR CONTRIBUTORY NEGLIGENCE, BUT SPECIFICALLY EXCLUDES THOSE CLAIMS THAT ARISE OUT OF THE INDEMNIFIED PARTY'S WILLFUL MISCONDUCT, FRAUD, OR GROSS NEGLIGENCE. THE INDEMNIFIED PARTY WOULD NOT HAVE ENTERED THIS AGREEMENT IF NOT FOR THIS INDEMNIFICATION.

3.15. **Actions Without a Meeting and Telephone Meetings**. Notwithstanding any provision contained in this Article 3, all actions of the Managers provided for herein may be taken by written consent without a meeting, or any meeting thereof may be held by means of a conference telephone. Any such action that may be taken by the Managers without a meeting shall be effective only if the written consent or consents are in writing, set forth the action so taken, and are signed by the number of Managers constituting not less than the minimum amount of Managers that would be necessary to take such action at a meeting at which the Managers entitled to vote on the action were present and voted.

ARTICLE 4

RIGHTS AND DUTIES OF THE MEMBER

4.1. **Place of Meetings**. All meetings of the Member shall be held at the principal office of the Company or at such other place within or without the State of Texas as may be determined by the Member and set forth in the respective notice or waivers of notice of such meeting.

4.2. **Annual and Special Meetings**. The annual and special meetings of the Member for the election of Managers and the transaction of such other business as may properly come before the meeting shall be held at such time and date as shall be designated by the Member from time to time.

4.3. **Actions Without a Meeting**. Notwithstanding any provision contained in this Article 4, all actions of the Member provided for herein may be taken by written consent without a meeting. Any such action that may be taken by the Member without a meeting shall be effective only if the consent is in writing, sets forth the action so taken, and is signed by the Member.

4.4. **Number**. There shall be only one (1) Member of the Company, that being TXSE Group Inc., its successor or assignee.

ARTICLE 5

CAPITALIZATION

5.1. **Capital Contributions**.

(a) The Member has contributed cash or property to the Company in the amount set forth as the Capital Contribution of such Member on the books and records of the Company. Such cash or property shall be the Capital Contribution of the Member and, in connection with such contribution, the Member shall receive its Membership Interest.

(b) If at any time the Member determines that the Company has insufficient funds to carry out the purposes of the Company, the Member may make additional Capital Contributions.

(c) The Member shall not be paid interest on any Capital Contribution.

5.2. **Withdrawal or Reduction of Capital Contributions**.

(a) The Member shall not receive out of the Company's property any part of its Capital Contribution until all liabilities of the Company have been paid or there remains property of the Company sufficient to pay such liabilities.

(b) Except as may be otherwise specifically provided in this Agreement, the Member shall have the right to withdraw all or any part of its Capital Contribution.

5.3. **Liability of the Member**. The Member shall not be liable for the debts, liabilities, or obligations of the Company beyond its Capital Contributions. The Member shall not be required to contribute to the capital of, or to loan any funds to, the Company.

ARTICLE 6

DISTRIBUTIONS

6.1. **Distributions**. Subject to Section 6.2, the Company shall make all distributions at such times as determined by the Member.

6.2. **Limitation Upon Distribution**. No distribution shall be declared and paid unless, if after the distribution is made, the value of assets of the Company would exceed the liabilities of the Company, except liabilities to the Member on account of its Capital Contributions.

ARTICLE 7

BOOKS AND ACCOUNTS

7.1. **Records and Reports**. At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company.

7.2. **Returns and Other Elections**. The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Member as soon as practicable after the end of each Fiscal Year. All elections permitted to be made by the Company under federal or state laws shall be made by the Managers with the consent of the Member.

ARTICLE 8

DISSOLUTION AND TERMINATION

8.1. **Dissolution**.

(a) The Company shall be dissolved upon the first of the following to occur:

(i) Upon the election to dissolve the Company by the Member;

(ii) Upon the death, retirement, resignation, expulsion, bankruptcy, legal incapacity, or dissolution of the Member, or the occurrence of any other event that terminates the continued membership of the Member; or

(iii) The entry of a decree of judicial dissolution under the TBOC.

(b) Upon dissolution of the Company, the business and affairs of the Company shall terminate, and the assets of the Company shall be liquidated under this Article 8.

(c) Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a winding up of the Company's business and affairs, and the assets of the Company have been distributed as provided in Section 8.2.

(d) Upon dissolution of the Company, the Managers may cause any part or all of the assets of the Company to be sold in such manner as the Managers shall determine in an effort to obtain

the best prices for such assets; *provided, however,* the Managers may distribute assets of the Company in kind to the Member to the extent practicable.

8.2. **Distribution of Assets Upon Dissolution**. In settling accounts after dissolution, the assets of the Company shall be paid in the following order:

(a) First, to creditors, in the order of priority as provided by applicable law, except those to the Member on account of its Capital Contributions; and

(b) Second, any remainder shall be distributed to the Member.

8.3. **Certificate of Cancellation**. When all liabilities and obligations of the Company have been paid or discharged, or adequate provision has been made therefor, and all of the remaining property and assets of the Company have been distributed to the Member according to its respective rights and interests, the Certificate of Cancellation shall be executed on behalf of the Company by the Managers or the Member and shall be filed with the Secretary of State of the State of Texas, and the Managers and the Member shall execute, acknowledge, and file any and all other instruments necessary or appropriate to reflect the dissolution and termination of the Company.

ARTICLE 9

TRANSFERS OF MEMBERSHIP INTERESTS

The Member may sell, assign, or otherwise transfer all or any portion of its Membership Interest at any time to any Person as long as such transfer would not result in a violation of applicable law, including U.S. federal or state securities law.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1. **Notices**.

(a) Any notice, notification, demand, or request provided or permitted to be given under this Agreement must be in writing and shall have been deemed to have been properly given, unless explicitly stated otherwise, if sent by (i) FedEx or other comparable overnight courier, (ii) registered or certified mail, postage prepaid, return receipt requested, (iii) facsimile transmission during normal business hours to the place of business of the recipient, or (iv) electronic transmission during normal business hours to the electronic address of the recipient.

(b) For purposes of all notices, the addresses and facsimile numbers of the Managers and the Member are set forth on Exhibit A.

(c) All notices, notifications, demands, or requests so given shall be deemed given and received (i) if sent via FedEx or other comparable overnight courier, the next Business Day after being deposited with such carrier; (ii) if mailed, five (5) Business Days after being deposited in the mail; (iii) if sent via facsimile transmission, the next Business Day after being so transmitted.

10.2. **Application of Texas Law**. This Agreement and the application or interpretation hereof, shall be governed exclusively by the laws of the State of Texas, and specifically the TBOC.

10.3. **Headings and Sections**. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof. Unless the context requires otherwise, all references in this Agreement to Sections or Articles shall be deemed to mean and refer to Sections or Articles of this Agreement.

10.4. **Amendments**.

(a) This Agreement may be amended, supplemented, or restated only upon the written consent of the Member.

(b) Upon obtaining the approval of any amendment to the Certificate, the Managers shall cause a Certificate of Amendment in accordance with the TBOC to be prepared, and such Certificate of Amendment shall be executed by at least one (1) Manager and shall be filed in accordance with the TBOC.

10.5. **Number and Gender**. Where the context so indicates, the masculine shall include the feminine, the neuter shall include the masculine and feminine, and the singular shall include the plural.

10.6. **Binding Effect**. Except as herein otherwise provided to the contrary, this Agreement shall be binding upon and inure to the benefit of the Member, its distributees, heirs, legal representatives, executors, administrators, successors, and assigns.

10.7. **Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and shall be binding upon the Member and Managers who executed the same, but all of such counterparts shall constitute the same Agreement.

Remainder of Page Intentionally Left Blank.
Signature Pages to Follow.

IN WITNESS WHEREOF, the undersigned, being the Manager, has caused this Agreement to be duly adopted by the Company as of the Effective Date.

Signed by:

James H. Lee

807BDE3212B3487...

JAMES H. LEE

The undersigned, being the sole Member, does hereby ratify, confirm, and approve the adoption of this Agreement as the company agreement of the Company, and does hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement as of the Effective Date.

TXSE GROUP INC.,
a Texas corporation

Signed by:
By: James H. Lee
807BDE3212B3487...
Name: James H. Lee
Title: Chief Executive Officer

COMPANY AGREEMENT

OF

TEXAS SECURITIES EXCHANGE LLC

(A Texas Limited Liability Company)

EXHIBIT A

1.	Name of Company:		Texas Securities Exchange LLC
2.	Address of Company:		4550 Travis Street Suite 650 Dallas, Texas 75205
3.	Telephone Number of Company:		(214) 814-1196
5.	Electronic Address of Company:		james.lee@txsegroup.com
6.	Registered Agent and Registered Office:		Capitol Corporate Services, Inc. 1501 S. MoPac Expy. Suite 220 Austin, TX 78746
7.	Managers:		
	a.	Name of Manager:	James H. Lee
		Address:	4550 Travis Street Suite 650 Dallas, Texas 75205
		Telephone Number:	(214) 814-1196
		Electronic Address:	james.lee@txsegroup.com

8.	Name of Member:	TXSE Group Inc.
	Address:	4550 Travis Street Suite 650 Dallas, Texas 75205
	Telephone Number:	(214) 814-1196
	Electronic Address:	james.lee@txsegroup.com
	Capital Contribution:	$10.00
	Date Became Member:	June 17, 2024

TEXAS STOCK EXCHANGE

Exhibit F

May 2026

EXHIBIT F

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

Exhibit F-1 TXSE Membership Application

Exhibit F-2 TXSE User Agreement

Exhibit F-2a TXSE Stockyard Admin Application (updated May 2026)

Exhibit F-3 Reserved

Exhibit F-4 TXSE Clearing Letter of Guarantee

Exhibit F-5 TXSE Non-Member Clearing Firm Information Document

Exhibit F-6 ~~TXSE Direct Debit Opt-In Form~~ (RETIRED)

Exhibit F-7 TXSE Sponsored Access Application

Exhibit F-8 TXSE Market Maker Registration Application

Exhibit F-9 [see cover letter]

Exhibit F-9a [see cover letter]

Exhibit F-10 [see cover letter]

Exhibit F-11 [see cover letter]

Exhibit F-11a [see cover letter]

Exhibit F-12 [see cover letter]

Exhibit F-12a [see cover letter]

Exhibit F-13 [see cover letter]

Exhibit F-14 [see cover letter]

Exhibit F-15 [see cover letter]

Exhibit F-16 [see cover letter]

Exhibit F-17 [see cover letter]

Exhibit F-18 TXSE Waive-in Application

TXSE Stockyard Admin Application

ENTITY INFORMATION		
Date:	CRD #:	
Legal Entity Name:		
Address of Principal Office:		
City:	State:	Zip:

FIRM ADMINISTRATOR DETAILS	ADMINISTRATOR ACCESS TYPE (Check One)
Name:	☐ Trading
Title:	☐ Service Bureau
Email:	☐ Market Data
Phone:	☐ Connectivity/Extranet
	☐ Non- Member
	☐ Regulatory (Trading Member)
	☐ Listings Issuer
	☐ Trading & Regulatory

TXSE Stockyard Terms of Use ("Terms of Use")

Please read the following terms and conditions carefully before continuing to use this website or access information provided the Texas Stock Exchange LLC (TXSE). By using: (i) this website, (ii) any information or data provided through or downloaded from this website or otherwise provided by TXSE, such as Drop Copy functionality, or (iii) any service of this website, including any current or future software offered through or used in support of this website such as Stockyard (Trade TXSE), Stockyard (List TXSE), TXSE Market Intelligence, TXSE Regulation, TXSE Ranger or other services provided via the Stockyard portal (collectively, the "Services"), you signify your acceptance of the Terms of Use.

Legal

The Services are for informational purposes only. None of the information contained in the Services constitutes a solicitation, offer, opinion or recommendation by TXSE or any of its affiliates (collectively referred to hereinafter as "TXSE Entities") to buy or sell any securities or other financial instruments or to provide legal, tax, accounting, compliance or investment advice or services regarding the suitability or profitability of any security or investment. The TXSE Entities have not made any recommendations regarding the merit of any company identified in the Services, made any recommendation regarding the purchase or sale of any security, or endorsed or sponsored any company identified in the Services. Advice from a securities professional is strongly advised. You acknowledge that use of the Services may involve access to confidential and/or sensitive compliance data as well as potentially material non-public information. You are responsible for maintaining any appropriate information barriers and for ensuring compliance with applicable laws relating to handling and use of such data and information.

Proprietary Rights

The Services, including but not limited to the text, content, photographs, images, video, audio and graphics contained in the Services are protected by copyright, trademark, international treaties and other proprietary rights and laws of the United States and other countries. You agree to abide by all applicable intellectual property laws, as well as any additional notices or restrictions contained in the Services. Unauthorized use of the Services may violate applicable copyright, trademark or other intellectual property laws or other laws. The trademarks, service marks, copyrights, and other proprietary materials (collectively, the "Proprietary Rights") displayed in the Services are registered and common law trademarks, copyrights, and proprietary material of the TXSE Entities. Nothing contained in the Services should be construed as granting, by implication, estoppel, or otherwise, any license or right to use any of the Proprietary Rights without the written permission of the applicable TXSE Entity that may own the Proprietary Rights.

Restrictions on Use

The Services are not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to law or regulation or which would subject any of the TXSE Entities to any registration requirement within such jurisdiction or country. You may not use the Services for any illegal purpose or in any manner inconsistent with the Terms of Use. You agree not to use, transfer, dispose or distribute any information in the Services in any manner that could compete with any of the TXSE Entities' businesses. Except for one temporary copy in a single computer's memory and one unaltered permanent copy to be used for your own personal, noncommercial use, you may not copy, reproduce, republish, recompile, redeliver, decompile, disassemble, reverse engineer, distribute, publish, display, modify, upload, post, transmit, create derivative works from, use "frame" technology on or in any other way create a misimpression or confusion among users with respect to sponsorship or affiliation or exploit in any way material from the Services. You agree that any copy you make pursuant to this paragraph shall include appropriate copyright notices. You shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Services, attempt to circumvent any security protections for the Services or interfere with or disrupt the Services or any servers or networks connected to the Services. You shall ensure that there is no unauthorized use of or access to the Services. You shall ensure that users are provided with proper permissions to the Services, and you will periodically review the users to ensure that their permissions remain current.

SEC Rule 15c3-5 Disclaimer

The Services are meant to be supplemental to your internal monitoring and procedures related to risk management. The Services are not designed to be the sole means of risk control and should not be relied upon as such. The Services are configurable and under your direct control and supervision. The TXSE Entities expressly disclaim all responsibility for the Services. Moreover, use of the Services will not automatically constitute compliance with any exchange or federal rules, including but not limited to SEC Rule 15c3-5 (the “Market Access Rule”), and it is your sole responsibility to ensure your own compliance with the Market Access Rule and all other exchange and federal rules.

Disclaimer of Warranty

DATA AND INFORMATION PROVIDED BY ANY OF THE TXSE ENTITIES OR ANY OF THEIR MEMBERS, DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, AND CONTRACTORS IS FOR INFORMATIONAL PURPOSES ONLY, AND IS NOT INTENDED FOR TRADING PURPOSES. THE SERVICES ARE PROVIDED BY THE TXSE ENTITIES ON AN "AS IS" BASIS, AND THE TXSE ENTITIES EXPRESSLY DISCLAIM ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE AND FOR NONINFRINGEMENT, WITH RESPECT TO THE SERVICES. NONE OF THE TXSE ENTITIES WARRANT THAT THE SERVICES WILL BE UNINTERRUPTED OR ERROR-FREE, THAT DEFECTS WILL BE CORRECTED,OR THAT THE SERVICES ARE FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS. NONE OF THE TXSE ENTITIES WARRANT OR REPRESENTS THE USE OF THE SERVICES IN TERMS OF THEIR CORRECTNESS, ACCURACY, RELIABILITY, OR OTHERWISE. FINALLY, YOU, AS A CONDITION TO ACCESSING THE SERVICES EXPRESSLY WAIVE ANY CLAIM YOU MAY HAVE AGAINST ANY OF THE TXSE ENTITIES.

Limitation of Liability

In no event shall the TXSE Entities be liable to you for any direct, special, incidental, indirect, punitive, consequential damages or any other damages of any kind (including, but not limited to, lost profits, trading losses and damages that may result from the use of the Services, or any delay or interruption of service, or omissions or inaccuracies in the foregoing) even if the TXSE Entities have been advised of the possibility thereof. Any material or software downloaded or otherwise obtained through the use of the Services is done at your own discretion and risk and you will be solely responsible for any damage to your computer system, loss of data or other damage that results from the download of such material or software. You are solely responsible for your connection to and use of the Services.

Privacy Policy

The TXSE’s Privacy Policy describes the personal information we collect when you and others use the Services, how the TXSE Entities use that personal information, and some of the steps the TXSE Entities take to protect your privacy. This Privacy Policy is incorporated in these Terms of Use and is located here: https://www.txse.com/privacy-policy. Please review this Privacy Policy before using the Services. If you would like to change or delete any information submitted through registration, please contact Client Relationship Services at sales@txse.com. The Username and Password assigned to you for accessing the Services are for your personal use only. You are responsible if they are lost, stolen or misused, and you must notify the TXSE Entities immediately if any of these events happen. You may not use the Services to enter an order to buy or sell a security, to send us time sensitive instructions, or to give us personal credit information or an address change. The TXSE Entities have taken certain steps to provide a secure environment for your personal information in the Services. All customer data is stored on secure servers behind a firewall. However, the TXSE Entities cannot guarantee that any information is totally secure because of the nature of the Internet.

Modification and Monitoring of the Services

The TXSE Entities reserve the right, in their sole discretion, to change, modify, add or remove portions of these terms and conditions at any time and to monitor any and all use of the Services. Accordingly, please check the Terms of Use periodically for any changes. Your use of the Services after the posting of such modifications will constitute your acceptance of the modified Terms of Use. Any terms and conditions proposed by you which are in addition to or which conflict with the Terms of Use are expressly rejected by the TXSE Entities and shall be void.

Governing Law; Exclusive Forum. These Terms of Service shall be deemed to have been made under, and shall be governed by and construed and enforced in accordance with, the laws of the State of Texas, without giving effect to principles of conflict of laws. For any dispute arising out of or related to these Terms of Service or the breach thereof, you agree that the exclusive venue for enforcement of these Terms of Service shall be the First Business Court Division of the State of Texas (“Texas Business Court”) if the matter meets the jurisdictional requirements of the Texas Business Court and, if the Claim does not meet the jurisdictional requirements of the Texas Business Court, then the matter shall be exclusively brought in a federal district court in the Northern District of Texas, Dallas Division (the "Federal Court") or, if the Federal Court does not have jurisdiction, in a Texas state district court in Dallas County, Texas. You irrevocably and unconditionally submit to the jurisdiction of the Texas Business Court (including any claim that would be within the Court's supplemental jurisdiction, which you hereby agree shall be brought in the same action, and further agree to seek any required consents from the Court to join all such supplemental claims), or to the extent a claim must be brought in one of the following courts as required by the provision, the federal or state district courts located in Dallas County, Texas. YOU HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR (ii) IN CONNECTION WITH OR RELATED TO YOUR USE THE TXSE SERVICES, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND YOU OR THE TXSE ENTITIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Construction

The section titles in the Terms of Use are used solely for convenience and have no legal or contractual significance. If any provision of the Terms of Use is deemed unlawful, void or unenforceable for any reason, that provision will be deemed severable from these terms and will not affect the validity and enforceability of the remaining provisions. The Terms of Use and the Privacy Policy constitute the entire agreement between you and the TXSE Entities relating to the use of the Services. You may also be subject to additional terms and conditions that may apply when you use other services of the TXSE Entities or their affiliates, third-party content or third-party software.

Any rights not expressly granted herein are reserved.

Signature	Date
Printed Name	Title

TXSE

TEXAS STOCK EXCHANGE

Exhibit J

May 2026

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Directors of Texas Stock Exchange LLC (TXSE)

The Exchange Board will be composed of at least 12 directors. The Board shall consist of the Chief Executive Officer of the Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors (including Investor Directors) and (C) Member Representative Directors to meet the following composition requirements: (A) the number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors (including Investor Directors) and Member Representative Directors; (B) at least two (2) of the Non-Industry Directors shall also qualify as Independent Directors; (C) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker, or a dealer; and (D) the number of Member Representative Directors shall be at least twenty percent (20%) of the Board.

The following persons are directors of TXSE:

Name	Classification	Election Date	Termination Date
James H. Lee	Chief Executive Officer, Chairman, Industry Director	May 28, 2026	
Anna Kurzrok	Industry Director	May 28, 2026	
Jeff Starr	Industry Director	May 28, 2026	
Rich Steiner	Industry Director, Member Representative Director, Piper Sandler	May 28, 2026	

Texas Stock Exchange LLC
Date of filing: May 28, 2026
Date as of which information is accurate: May 28, 2026

Darren Mulholland	Industry Director, Member Representative Director, HRT	May 28, 2026	
Andrew Upward	Industry Director, Member Representative Director, Jane Street	May 28, 2026	
Rick Roberts	Non-Industry Director, Independent Director	May 28, 2026	
Laura Morrison	Non-Industry Director, Independent Director	May 28, 2026	
Rebecca Rettig	Non-Industry Director, Independent Director	May 28, 2026	
Paul Donahue	Non-Industry Director, Independent Director, Issuer Representative	May 28, 2026	
Kenneth Hersh	Non-Industry Director	May 28, 2026	
Jaime Llano	Non-Industry Director	May 28, 2026	

Officers of Texas Stock Exchange LLC

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. The current officers of the Exchange are listed below.

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	James Lee	September 30, 2025	
President, Global Head of Trading	Cameron Smith	September 30, 2025	
Chief Legal Officer and General Counsel	Jeff Brown	September 30, 2025	
Chief Regulatory Officer	Scott Palmer	September 30, 2025	
Chief Technology Officer	Rick Yoder	September 30, 2025	
Deputy General Counsel	Shane Swanson	September 30, 2025	
Deputy General Counsel	Kyle Murray	September 30, 2025	
Director of Compliance	John Thomas	September 30, 2025	

Texas Stock Exchange LLC
Date of filing: May 28, 2026
Date as of which information is accurate: May 28, 2026

Title	Name	Commencement Date	Termination Date
Deputy General Counsel	Alanna Barton	March 23, 2026	
Chief Operating Officer	Greg Ferrari	June 2, 2026	

Committees of Texas Stock Exchange LLC

The Exchange anticipates that it will establish the Exchange Board committees listed below.

Nominating Committee

Name	Classification	Commencement Date	Termination Date
Rebecca Rettig	Non-Industry Director, Independent Director	May 28, 2026	
Laura Morrison	Non-Industry Director, Independent Director	May 28, 2026	
Paul Donahue	Non-Industry Director, Independent Director, Issuer Representative	May 28, 2026	

Member Nominating Committee

Name	Classification	Commencement Date	Termination Date
Rich Steiner	Industry Director, Member Representative Director	May 28, 2026	
Darren Mulholland	Industry Director, Member Representative Director	May 28, 2026	
Andrew Upward	Industry Director, Member Representative Director	May 28, 2026	

Regulatory Oversight Committee

Name	Classification	Commencement Date	Termination Date
[To be provided]	Independent Director		

Name	Classification	Commencement Date	Termination Date
[To be provided]	Independent Director		
[To be provided]	Independent Director		

Appeals Committee

Title	Name	Commencement Date	Termination Date
[To be provided]	Independent Director		
[To be provided]	Independent Director		
[To be provided]	Member Representative Director		